File No.: 82-34801

PaulHastings

Paul Hastings • Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 6229 6100 facsimile 81 3 6229 7100 www.paulhastings.com

011-81-3-6229-6014
howardcheng@paulhastings.com

07023412

RECEIVED
2007 MAY 10 A 10:45

May 8, 2007

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
SEC Headquarters
100 F Street, NE
Washington, DC 20549
Office of Investor Education and Assistance
(202) 551-6551

SUPPL

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

dlw 5/10

LEGAL_JP # 73210.19

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE DECEMBER 23, 2006

April 27, 2007

A. ENGLISH LANGUAGE DOCUMENTS

1. Brief Statement of Financial Results for the Nine Months Ended December 31, 2006 dated on January 22, 2007(Exhibit 1). Japanese translation also attached (Exhibit 9)

2. Brief Statement of Quarterly Financial Results for the Three Months Ended December 31, 2006 dated on January 22, 2007(Exhibit 2). Japanese translation also attached (Exhibit 10)

3. Fact Book for the Three Months Ended December 31, 2006 dated on January 22, 2007 (Exhibit 3). Japanese language is also written down in the same report.

4. Announcement of Management Integration between HOYA and PENTAX dated on April 10, 2007 submitted to the Tokyo Stock Exchange (Exhibit 4). Japanese translation also attached (Exhibit 11)

5. Brief Statement of Financial Results for the Year Ended March 31, 2007 dated on April 23, 2007(Exhibit 5). Japanese translation also attached (Exhibit 12)

6. Brief Statement of Quarterly Financial Results for the Three Months Ended March 31, 2007 dated on April 23, 2007(Exhibit 6). Japanese translation also attached (Exhibit 13)

7. Fact Book for the Three Months Ended March 31, 2007 dated on April 23, 2007 (Exhibit 7). Japanese language is also written down in the same report.

8. Announcement of Continuation of Discussion on Takeover Offer to PENTAX dated on April 23, 2007 submitted to the Tokyo Stock Exchange (Exhibit 8). Japanese translation also attached (Exhibit 14)

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Financial Results for the Nine Months Ended December 31, 2006 dated on January 22, 2007(Exhibit 9). English translation also attached (Exhibit 1)

2. Brief Statement of Quarterly Financial Results for the Three Months Ended December 31, 2006 dated on January 22, 2007(Exhibit 10). English translation also attached (Exhibit 2)

3. Announcement of Management Integration between HOYA and PENTAX dated on April 10, 2007 submitted to the Tokyo Stock Exchange (Exhibit 11). English translation also attached (Exhibit 4)

4. Brief Statement of Financial Results for the Year Ended March 31, 2007 dated on April 23, 2007(Exhibit 12). English translation also attached (Exhibit 5)

5. Brief Statement of Quarterly Financial Results for the Three Months Ended March 31, 2007 dated on April 23, 2007(Exhibit 13). English translation also attached (Exhibit 6)

6. Announcement of Continuation of Discussion on Takeover Offer to PENTAX dated on April 23, 2007 submitted to the Tokyo Stock Exchange (Exhibit 14). English translation also attached (Exhibit 8)

File No:82-34801

January 22, 2007

HOYA

NINE-MONTH REPORT

(for the nine months ended December 31, 2006)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Financial Highlights for the Nine Months page 1

(Attachments)

(1) Business Overview
  1. Results of Operations page 2
    1) General Overview page 2
    2) Segment Overview page 4
  2. Financial Position page 6
  3. Conditions of Cash Flows page 6
  4. Projected Results for the Year ending March 31, 2007 page 7

(2) Consolidated Financial Statements
  1. Consolidated Balance Sheets page 8
  2. Consolidated Statements of Income page 10
  3. Consolidated Statements of Shareholders' Equity page 11
  4. Consolidated Statements of Cash Flows page 12
  5. Preparation of the Consolidated Financial Statements page 13
    Notes Rerating to Consolidated Statements of Cash Flows page 14
    Notes Relating to Investment Securities and Derivatives page 15
    Notes Relating to Income Taxes page 16
    Notes Relating to Employees' Retirement Benefits page 17
    Notes Relating to Impairment of Fixed Assets page 17

(3) Segment Information
  1. Industry Segments page 18
  2. Geographical Segments page 20
  3. Sales to Foreign Customers page 21

(4) Composition of Net Sales by Business Category page 22

(5) HOYA and PENTAX Reach Basic Understanding for Management Integration page 23

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used in 3rd quarters of 2006 and 2005 are unaudited.

3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

January 22, 2007

Financial Highlights for the Nine Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact: Naoj Ito, Manager of Corporate Communications Tel: 03(3952)1160 Fax:03(3952)0726
E-mail:naoji.ito@mb.hoya.co.jp

(The yen amounts shown therein are rounded down to the nearest million.)

1.Performance for the nine months ended Dec. 31, 2006 and 2005

(1)Results of Operations	Millions of Yen Nine months ended Dec. 31, 2006	 2005	variance (%)
Net sales	290,626	254,024	(14.4)
Operating income	82,582	77,052	(7.2)
Ordinary income	75,987	81,601	(-6.9)
Net income	64,362	59,105	(8.9)
Net income per share(Yen)	149.40	133.64	15.76

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Dec. 31, 2006	 As of March 31, 2006	 As of Dec. 31, 2005
Total assets	423,478	361,537	356,966
Net assets	343,290	279,480	259,926
Owner's equity ratio	80.6%	77.3%	72.8%
Net assets per share (Yen)	791.55	648.87	604.09

(3)Conditions of Cash Flow	Millions of Yen Nine months ended Dec. 31, 2006	 2005
Net cash provided by operating activities	69,033	64,585
Net cash used in investing activities	-33,364	-40,116
Net cash provided by (used in) financing activities	-18,568	-66,482
Cash and cash equivalents at end of period	105,748	74,458

2. Projected Results for the Year ending March 31, 2007	Millions of Yen Year ending/ended March 31, 2007	 2006	variance (%)
Net sales	384,500	344,228	(11.7)
Operating income	107,000	101,095	(5.8)
Ordinary income	101,400	103,637	(-2.2)
Net income	83,000	75,620	(9.8)
Net income per share (Yen)	192.66	171.71	20.95

(Notes)

Hoya Corporation does not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. Hoya Corporation accepts no liability whatsoever for any direct or consequential loss arising from any use of this report.

(1) Business Overview

1.Results of Operations

1) General Overview

Results of Operations	Millions of Yen Nine months ended Dec. 31, 2006	Variance(%) year-on-year
Net sales	290,626	(14.4)
Operating income	82,582	(7.2)
Ordinary income	75,987	(-6.9)
Net income	64,362	(8.9)
Net income per share(Yen)	149.40	15.76

Economic conditions during the term under review were marked by a continuing tone of expansion in the business climate with the increase in capital investment spreading from large companies and manufacturing industries to SMEs and non-manufacturing industries. It was also positive factor in the currency market during the term under review, that the major currencies were appreciated all against the yen, on a year-on-year basis. Improvements in corporate performance led to increased employment, improvement in household income and increased expenses, reinforcing the virtuous cycle of further upward growth in corporate capital investment.

Meanwhile, for the HOYA Group overall, in the Electro-Optics sector, the general proactive reinforcement of production capacity by clients and the development of new products were vigorous, promoting robust demand overall and leading to increased revenues. In Vision-Care division, the market overseas for eyeglass lenses showed an expansion while the Healthcare division also performed well, showing an increase in revenues.

As a result, consolidated net sales, operating profits and net income during the term under review increased year-on-year basis and posted historical records on nine-month basis.

Net Sales (Million Yen) and Average Exchange Rate (Yen)
for the nine months ended Dec.31


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
123.36
121.94
132.76
135.10
137.20
148.85
109.42
119.16
114.64
108.39
112.85
116.14
175,446
184,640
200,386
231,234
254,024
290,626
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Net Sales
average exchange rate (US$)
average exchange rate (EURO)


Ratio of Net Sales by Business Segment
- Nine months ended Dec.31
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Electro-Optics
Photonics
Vision Care
Health Care
Others


Profits (Million Yen) - Nine Months ended Dec.31
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
32,915
34,065
18,802
39,982
37,462
12,720
48,615
47,486
29,343
65,781
69,085
49,017
77,052
81,601
59,105
82,582
75,987
64,362
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics

Net sales of Electro-Optics (Million Yen) for nine months ended Dec.31


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
76,293
83,382
97,526
124,726
140,194
165,842
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

There was also an increase in orders for photomasks for semiconductor production, high precision products and next-generation developed products, leading to higher sales volume year-on-year. Competition among mask producers for orders in the area of large-size masks for LCD use also intensified due to the broad reduction in panel prices by LCD panel producers. The sales volume declined year-on-year due in part to the especially strong demand for the new production lines of panel producers in the previous year.

In terms of glass disks for hard disk drives (HDDs), the demand remained strong and, thanks to a commencing of shipment from new factory in Vietnam, the sales increased substantially on a year-on-year basis.

In optical lenses, in addition to the reemergence of a trend toward increase in lens shipments for digital cameras, the demand for lenses for mobile telephones equipped with cameras increased broadly, resulting in higher sales year-on-year.

Photonics

Net sales of Photonics (Million Yen) for nine months ended Dec.31


10,000
8,000
6,000
4,000
2,000
0
5,201
4,324
3,489
8,370
7,568
6,871
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

This segment covers laser-related equipment for industrial, dental and medical applications.

With laser-equipped industrial and medical equipment as major products, clients in the industrial area include producers of semiconductors, LCD panels, optical devices and so forth. The market has been fraught with intense competition as well as industry restructuring, leading to a decline in sales against the previous year.

2. Eye Care

Vision Care



Net sales of Vision Care (Million Yen) for nine months ended Dec.31
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
68,752
70,261
73,775
70,471
76,612
86,717
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

The slump in the domestic market for eyeglass lenses continued as before but HOYA realized growth in the high price bracket through the value-added enhancement of products centered in high-function coatings and newly-designed progressive lenses. In the low price bracket, however, overall sales in the domestic market were at essentially the level as in the previous year due to stiff price competition.

In eyeglass lenses in markets overseas, the expansion continued to advance in sales for newly designed progressive lenses, high refraction lenses and other high value added products in Asia-Oceania, Europe and North America and the markets remained firm. There was an overall increase in the sales volume year-on-year in spite of tough competition due to a price offensive in low-end lenses. In Europe, a recovery in the market became especially apparent centered in Germany, the largest market, and sustained expansion was realized.

As a result, an increase was realized in the sector overall year-on-year.

Health Care



Net sales of Health Care (Million Yen) for nine months ended Dec.31
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
17,075
19,959
21,186
23,598
26,537
30,351
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

In contact lenses, it will continue to pursue differentiation from competitors through expanded sales in bifocal lenses and other high value added products through the continued establishment of new directly-owned stores and consulting sales taking advantage of specialized knowledge.

In intraocular lenses, flexible (soft) intraocular lenses, especially yellow-lenses, have been demonstrating robust performance in the domestic market, recording an increase in sales volume year-on-year.

3. Other businesses

	Millions of Yen
	Nine months ended Dec. 31, 2006
Quarterly net sales	843

In crystal, the crystal operations were reduced in scale through restructuring and, in services, the spin-off of the temporary staff outplacement service effective March 1, 2006, resulting in a reduction in sales year-on-year in both sectors.

2. Financial Position

	Millions of Yen
	As of Dec. 31, 2006
Total assets	423,478
Net assets	343,290
Owner's equity ratio	80.6%

At the end of the term under review, the current assets increased Yen 44,730 million mainly since cash and deposit increased Yen 22,174 million. Fixed assets increased Yen 17,322 million and total assets increased Yen 61,941 million. Liabilities decreased Yen 950 million. Net assets came to Yen 343,290 million through increase of earned surplus. Owner's equity, which is total figures of Shareholders' equity and Valuation and translation adjustments, came to Yen 341,387 million and Owner's equity ratio came to 80.6%.

3. Conditions of Cash Flows

	Millions of Yen
	Nine months ended Dec. 31, 2006
Net cash provided by operating activities	69,033
Net cash used in investing activities	-33,364
Net cash provided by (used in) financing activities	-18,568
Cash and cash equivalents at end of period	105,748

In terms of cash flows from operating activities, on the basis of Yen 82,260 million in income before income taxes and Yen 25,593 million in depreciation, net cash provided by operating activities amounted to 69,033 million. Net cash used in investment activities amounted to Yen 33,364 million in cash payments that were mainly used for investment in order to handle next-generation products. Freecash flow came to Yen 35,669 million and used Yen 25,853 million for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased by Yen 22,174 million in comparison with that of the end of the previous fiscal year.

4. Projected Results for the Year ending March 31, 2007

	Millions of Yen		
	Years ending/ended March 31,		variance
	2007	2006	(%)
Net sales	384,500	344,228	(11.7)
Operating income	107,000	101,095	(5.8)
Ordinary income	101,400	103,637	(-2.2)
Net income	83,000	75,620	(9.8)
Net income per share (Yen)	192.66	171.71	20.95 Yen

Ref : Projected results for the 4th quarter

	Millions of Yen		
	Three months ending/ended March 31,		variance
	2007	2006	(%)
Net sales	93,874	90,204	(4.1)
Operating income	24,418	24,043	(1.6)
Ordinary income	25,413	22,036	(15.3)
Net income	18,637	16,514	(12.9)
Net income per share (Yen)	43.22	38.21	5.01 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or fluctuation of currency exchange rates.

(2) Consolidated Financial Statements (unaudited)
1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec. 31,2006	Mar. 31, 2006	Variance(%)	Dec. 31,2005
ASSETS				
Current assets				
Cash and deposits	105,748	83,574		74,458
Notes and accounts receivable - trade	93,673	78,380		83,759
Inventories	47,861	41,178		41,700
Deferred tax assets	4,781	7,407		6,249
Other current assets	6,151	3,246		5,534
Allowance for doubtful receivables	-1,213	-1,512		-1,467
Total current assets	257,003	212,273	21.1	210,235
Fixed assets				
Tangible fixed assets				
Buildings and structures	31,716	29,548		28,895
Machinery and carriers	74,759	58,493		58,181
Tools, equipment and fixtures	12,451	10,716		10,645
Lands	9,066	8,648		8,948
Construction in progress	10,916	13,196		9,714
Total tangible fixed assets	138,908	120,603	15.2	116,385
Intangible fixed assets				
Total intangible fixed assets	5,952	7,424	-19.8	7,266
Investments and other assets				
Investment securities	14,085	14,060		14,813
Deferred tax assets	2,896	2,757		3,293
Other assets	4,947	4,601		5,203
Allowance for doubtful receivables	-316	-295		-306
Total investment and other assets	21,613	21,123	2.3	23,005
Total fixed assets	166,474	149,152	11.6	146,657
Deferred charges				
Total deferred charges	—	111	-	74
TOTAL ASSETS	423,478	361,537	17.1	356,966

HOYA CORPORATION and Consolidated Subsidiaries

LIABILITIES AND NET ASSETS	Dec.31,2006	Mar.31,2006	Variance(%)	Dec.31,2005
	Millions of Yen			
	As of			
LIABILITIES				
Current liabilities				
Notes and accounts payable - trade	28,612	28,070		28,174
Commercial paper	5,997	—		20,000
Income tax payable	8,623	14,342		10,256
Accrued bonuses to employees	2,248	4,207		2,085
Other current liabilities	32,756	32,685		33,317
Total current liabilities	78,238	79,305	-1.3	93,834
Long-term liabilities				
Allowance for special repairs	778	619		757
Other long-term liabilities	1,170	1,211		1,493
Total long-term liabilities	1,949	1,831	6.4	2,250
Total Liabilities	80,187	81,137	-1.2	96,085
NET ASSETS				
Shareholders' equity				
Paid-in capital	6,264	—		—
Capital surplus	15,898	—		—
Earned surplus	304,051	—		—
Treasury stock	-13,998	—		—
Advances on subscription to treasury stock	45	—		—
Total shareholders' equity	312,261	—	—	—
Valuation and translation adjustments				
Valuation difference on available-for-sale securities	-36	—		—
Translation adjustments	29,162	—		—
Total valuation and translation adjustments	29,126	—	—	—
New share subscription rights	66	—	—	—
Minority interest	1,836	—	—	—
Total Net Assets	343,290	—	—	—
TOTAL LIABILITIES AND NET ASSETS	423,478	—	—	—
MINORITY INTEREST	—	919	—	954
SHAREHOLDERS' EQUITY				
Common stock	—	6,264	—	6,264
Capital surplus	—	15,898	—	15,898
Retained earnings	—	266,345	—	303,597
Net unrealized gain (loss) on available-for-sale securities	—	110	—	82
Foreign currency translation adjustments	—	7,142	—	4,812
Treasury stock - at cost	—	-16,279	—	-70,727
Total Shareholders' Equity	—	279,480	—	259,926
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	—	361,537	—	356,966

Notes:	Millions of Yen		
1. Accumulated depreciation	213,543	181,818	176,548
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,739	2,210	2,209
3. Number of shares of treasury stock (unit : shares)	3,784,297	4,401,607	19,123,407

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Nine months ended Dec. 31,			Year ended
	2006	2005	Variance(%)	Mar.31, 2006
Net sales	290,626	254,024	14.4	344,228
Cost of sales	146,372	125,193	16.9	172,033
Gross profit	144,254	128,830	12.0	172,194
Selling, general and administrative expenses	61,671	51,777	19.1	71,098
Operating income	82,582	77,052	7.2	101,095
Non-operating income	3,622	6,050	-40.1	4,869
Interest income	1,786	1,456		1,788
Foreign exchange gains	–	1,478		242
Equity in earnings of affiliates	55	1,886		1,285
Others	1,780	1,229		1,552
Non-operating expenses	10,217	1,501	580.7	2,327
Interest expense	42	101		142
Sales discount	584	512		706
Foreign exchange losses	7,445	–		–
Others	2,145	887		1,478
Ordinary income	75,987	81,601	-6.9	103,637
Extra-ordinary gains	10,448	1,803	479.5	2,389
Gain on sales of property, plant and equipment	9,623	57		109
Others	824	1,746		2,280
Extra-ordinary losses	4,175	6,996	-40.3	8,660
Loss on disposal of property, plant and equipment	2,836	394		625
Maintenance of environment	750	3,585		3,725
Additional retirement benefits paid to employees	218	1,526		1,688
Loss on impairment of long-lived assets	86	447		1,232
Others	283	1,043		1,388
Income before income taxes and other items	82,260	76,408	7.7	97,367
Income taxes - Current	15,528	16,937	-8.3	22,249
Income taxes - Deferred	2,258	266	748.9	-511
Minority interests in net income	111	98	13.3	9
Net income	64,362	59,105	8.9	75,620
Net income per share(Yen)	149.40	133.64	15.76	171.71
Diluted net income per share(Yen)	148.80	133.24	15.56	171.08

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2006 A" is the actual value of this period. "2006 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2006 A	2006 B	influences
Net sales	290,626	285,814	4,812
Operating income	82,582	78,166	4,416
Ordinary income	75,987	71,629	4,358
Net income	64,362	60,472	3,890

2. Average rates of major foreign currencies:

		Nine months ended Dec. 31,			Year ended
		2006	2005	Variance(%)	Mar.31, 2006
US$	Yen	116.14	112.85	-2.9%	113.93
Euro	Yen	148.85	137.20	-8.5%	138.13
Thai Baht	Yen	3.12	2.75	-13.5%	2.81

3. Material facts occuring after the closing of accounts

   HOYA CORPORATION and PENTAX Corporation announced on December 21, 2006 that they reached a basic understanding aimed at a management integration of the two companies, expected to be completed on October 1, 2007. For details, please refer to the press release attached in the end of this report.

3.Consolidated Statements of Shareholders' Equity

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE MARCH 31, 2006	6,264	15,898	266,345	-16,279	-	272,228
Net income			64,362			64,362
Appropriations						
Cash dividends			-25,843			-25,843
Bonus to directors			-64			-64
Loss on disposal of treasury stock						
Repurchase of treasury stocks				-9		-9
Disposal of treasury stocks			-1,040	2,291		1,250
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries			290			290
Others					45	45
Net increase / decrease during the term under review except in Shareholders' Equity						
Total increase / decrease during the term under review	-	-	37,705	2,281	45	40,032
BALANCE DECEMBER 31, 2006	6,264	15,898	304,051	-13,998	45	312,261

Millions of Yen

	Valuation and Translation Adjustments					
	Valuation difference on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	New Share Subscription Rights	Minority Interest	Total Net Assets
BALANCE MARCH 31, 2006	110	7,142	7,252	-	919	280,400
Net income						64,362
Appropriations						
Cash dividends						-25,843
Bonus to directors						-64
Loss on disposal of treasury stock						
Repurchase of treasury stocks						-9
Disposal of treasury stocks						1,250
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries						290
Others						45
Net increase / decrease during the term under review except in Shareholders' Equity	-146	22,020	21,874	66	916	22,857
Total increase / decrease during the term under review	-146	22,020	21,874	66	916	62,890
BALANCE DECEMBER 31, 2006	-36	29,162	29,126	66	1,836	343,290

Notes:

1. Condition of issued stocks		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	435,017,020	—	—	435,017,020	unit : shares

2. Condition of treasury stock		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	4,401,607	2,137	619,447	3,784,297	unit : shares

The breakdown of increase/decrease of treasury stock (by reason) is as follows :

Increase due to repurchase of treasury stock less than one unit	2,137	shares
Decrease due to sale of treasury stock less than one unit	247	shares
Decrease due to exercise of stock option	619,200	shares

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Nine months ended Dec.31,		
	2006	2005	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	82,260	76,408	5,852
Depreciation and amortization	25,593	18,430	7,163
Loss on impairment of long-lived assets	86	447	-361
Provision for (reversal of) accrued allowances for doubtful receivables	-345	209	-554
Provision for (reversal of) accrued bonuses to employees	-1,950	-1,842	-108
Provision for (Reversal of) reserve for periodic repairs	156	214	-58
Interest income and dividend receivable	-1,818	-1,461	-357
Interest expense payable	42	101	-59
Foreign exchange loss (gain)	3,882	-671	4,553
Equity in earnings of affiliates	-55	-1,886	1,831
Gain on sales of property, plant and equipment and investment securities	-9,623	-57	-9,566
Loss on disposal of property, plant and equipment and investment securities	2,836	394	2,442
Loss on write-down of investment securities	7	—	7
Bonus to directors	-64	-65	1
Other	1,689	-2,161	3,850
(Increase) decrease in notes and accounts receivable	-13,099	-9,457	-3,642
(Increase) decrease in inventories	-3,901	-3,762	-139
(Increase) decrease in other current assets	849	-1,617	2,466
Increase (decrease) in notes and accounts payable	-1,111	3,993	-5,104
Increase (decrease) in income taxes payable	-568	916	-1,484
Increase (decrease) in other current liabilities	2,124	1,971	153
Sub total	86,989	80,103	6,886
Interest and dividend receivable	1,645	1,526	119
Interest payable	-30	-70	40
Income taxes - paid	-19,571	-16,973	-2,598
Net cash provided by operating activities	69,033	64,585	4,448
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-40,563	-37,131	-3,432
Proceeds from sales of property, plant and equipment	10,201	221	9,980
Purchases of investment securities	-204	-1,532	1,328
Proceeds from sales of investment securities	30	—	30
Expenditure for acquisition of subsidiary's stocks for consolidation	-908	—	-908
Expenditure for loans	-83	-2	-81
Income from collection of loans	69	93	-24
Expenditure for other investments	-2,376	-3,247	871
Income from other investments	471	1,483	-1,012
Net cash used in investing activities	-33,364	-40,116	6,752
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	5,997	19,792	-13,795
Increase in treasury stock	-9	-64,028	64,019
Decrease in treasury stock	1,299	1,156	143
Dividends paid	-25,853	-23,402	-2,451
Dividends paid for minority shareholders	-2	-1	-1
Net cash used in financing activities	-18,568	-66,482	47,914
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	5,072	3,597	1,475
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,174	-38,415	60,589
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	83,574	112,874	-29,300
CASH AND CASH EQUIVALENTS, END OF PERIOD	105,748	74,458	31,290

5. Preparation of the Consolidated Financial Statements
Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 4 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of the same period of last year (Dec. 31, 2005) : no change in the number of subsidiaries.

1 company increased due to the establishment:	HOYA LENS INDIA PRIVATE LIMITED (India)
2 companies increased due to the acquisition:	QSTREAMS NETWORKS, INC. (USA) HOYA HILL OPTICS SA (PTY) LTD. (South Africa)
1company decreased due to the merger into the parent company :	HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)
1company decreased due to the closing :	HOYA LENS MEXICO, SA.DE.CV. (Mexico)
1company decreased due to the merger into the other subsidiary :	HOYA CRYSTAL, INC. (USA) * merged into HOYA CORPORATION USA (USA)

b) In comparison to the end of previous fiscal year (Mar. 31, 2006) : 1 company increased in total.

1 company increased due to the establishment:	HOYA LENS INDIA PRIVATE LIMITED (India)
1 company increased due to the acquisition:	HOYA HILL OPTICS SA (PTY) LTD. (South Africa)
1company decreased due to the merger into the other subsidiary :	HOYA CRYSTAL, INC. (USA) * merged into HOYA CORPORATION USA (USA)

2) Application of the equity method

a) In comparison to the end of the same period of last year (Dec. 31, 2005) :
   No change

b) In comparison to the end the previous fiscal year (March 31, 2006) :
   No change

	as of Dec.31, 2006	as of Dec.31, 2005	variance	as of Mar.31, 2006
Consolidated subsidiaries	63 (do 5, os58)	63 (do 6, os57)	- (do-1, os+1)	62 (do 5, os57)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	4 (do 4, os -)	6 (do 5, os 1)	-2 (do-1, os-1)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Hoya Group Total	67	69	-2	67
(acounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   From this fiscal year, the company has changed its classification of industry segment.

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	As of		
	Dec.31,2006	Dec.31,2005	Mar.31,2006
Cash and deposits	105,748	74,458	83,574
Total	105,748	74,458	83,574

2. Details of Important Non-financial Trading

Nine months ended Dec.31, 2006	Millions of Yen
None	
Nine months ended Dec.31, 2005	
None	
Year ended Mar. 31, 2006	
Cancellation of treasury stock (14,379,000 shares were cancelled with effect on Feb 1, 2006 and the number of issued shares decreased to 435,017,020.)	53,180

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Dec.31, 2006			Mar.31, 2006			Dec.31, 2005		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,629	-63	1,692	1,874	181	1,692	1,870	177
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,692	1,629	-63	1,692	1,874	181	1,692	1,870	177

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Dec.31, 2006	Mar.31, 2006	Dec.31, 2005
Non-marketable stock of subsidiaries	11,287	11,104	11,650
Total	11,287	11,104	11,650
Non-marketable equity securities	902	802	1,016
Others	265	279	276
Total	1,168	1,081	1,292

3. Derivatives

Significant hedge accounting methods

(1) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(2) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities	Dec.31, 2006	Mar.31, 2006	Dec.31, 2005
Deferred tax assets			
Inventories - intercompany unrealized profits	2,441	1,692	2,049
Accrued bonuses to employees	851	1,601	801
Accrued enterprise taxes	435	727	418
Maintenance of environment	3	1,474	1,414
Loss on close of factory	—	510	—
Other	1,048	1,400	1,564
Total amount of deferred tax assets - current	4,781	7,407	6,249
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	1,614	1,962	1,938
Loss on impairment not deductible	621	1,376	877
Loss on disposal of fixed assets not deductible	518	—	—
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	111	105	109
Other	732	258	1,275
Total amount of deferred tax assets - fixed	3,598	3,702	4,201
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-315	-406	-415
Special depreciation reserve	-220	-298	-293
Net unrealized gain on available-for-sale securities	—	-74	-33
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-702	-945	-907
Net amount of deferred tax assets - fixed	2,896	2,757	3,293

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Nine months ended Dec. 31,		Year ended
	2006	2005	Mar.31,2006
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-17.5	-17.4	-18.2
Expenses not permanently deductible for income tax purposes	0.4	0.3	0.4
Per capita portion	0.1	0.1	0.1
Non-taxable dividend income	-1.9	-2.3	-1.8
Intercompany cash dividend and transactions	1.9	2.3	1.8
Equity in earnings (losses) of affiliates	0.0	-1.0	-0.5
Tax credit on experiment and research expenses	-0.3	-0.5	-0.5
Other adjustment - net	-1.5	0.6	0.6
Effective income tax rate	21.6	22.5	22.3

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

   The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Millions of Yen		
	Nine months ended Dec.31,		Year ended
	2006	2005	Mar.31,2006
Additional retirement benefits paid to employees	218	1,526	1,688
Expenses for employees' retirement benefits	218	1,526	1,688

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

The company, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the terms under review.

(1) Tokyo Studio, etc. in the Crystal Division

Location	Akishima-shi, Tokyo, etc.
Use	Facilities for manufacturing crystal glassware, etc.
Asset Class	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses.

	Millions of Yen		
	Nine months ended		Year ended
	Dec.31, 2006	Dec.31, 2005	Mar.31, 2006
Machinery and others	86	447	864
Total	86	447	864

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

(2) Leased assets of head office

Location	Machida-shi, Tokyo
Use	Leasing
Asset Class	Land

The book value of the leased assets located in Machida City, Tokyo was reduced to the amount of potential recovery because of a decline in market price. The amount of reduction is recorded under extraordinary losses as asset impairment losses.

	Millions of Yen		
	Nine months ended		Year ended
	Dec.31, 2006	Dec.31, 2005	Mar.31, 2006
Land	-	-	368
Total	-	-	368

The recoverable amount for this group of assets is measured based on the posted price.

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

For the nine months ended December 31, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	165,842	6,871	86,717	30,351	843	290,626	—	290,626
Intersegment	310	190	-2	-0	2,067	2,565	-2,565	—
Total	166,153	7,061	86,714	30,351	2,910	293,192	-2,565	290,626
Operating expenses	103,502	6,620	71,290	23,721	3,216	208,351	-307	208,043
Operating income	62,650	441	15,424	6,629	-305	84,840	-2,258	82,582
Operating income ratio	37.7%	6.3%	17.8%	21.8%	-10.5%	28.9%	—	28.4%
Assets	267,415	7,683	110,728	21,368	2,448	409,643	13,834	423,478
Depreciation	19,456	89	5,091	826	33	25,497	96	25,593
Loss on impairment	—	—	—	—	86	86	—	86
Capital Expenditures	28,304	119	9,247	1,641	89	39,402	482	39,884
R&D Expenses	7,659	824	1,168	1,049	85	10,786	—	10,786
Number of employees (p)	19,927	204	7,400	881	205	28,617	63	28,680

For the nine months ended December 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	140,194	7,568	76,612	26,537	3,111	254,024	—	254,024
Intersegment	677	199	1	-0	3,415	4,295	-4,295	—
Total	140,871	7,768	76,614	26,536	6,528	258,319	-4,295	254,024
Operating expenses	84,555	7,076	61,441	20,358	6,005	179,438	-2,466	176,971
Operating income	56,316	692	15,172	6,178	521	78,880	-1,828	77,052
Operating income ratio	40.0%	8.9%	19.8%	23.3%	8.0%	30.5%	—	30.3%
Assets	205,710	7,502	98,581	18,417	4,432	334,643	22,323	356,966
Depreciation	13,035	74	4,638	601	40	18,391	39	18,430
Loss on impairment	—	—	—	—	447	447	—	447
Capital Expenditures	28,878	139	5,943	1,433	443	36,838	27	36,865
R&D Expenses	6,415	781	1,870	702	20	9,790	—	9,790
Number of employees (p)	15,949	188	6,847	713	305	24,002	50	24,052

Ref : Differences between the nine months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	25,648	-697	10,105	3,814	-2,268	36,602	-	36,602
Variance(%)	18.3%	-9.2%	13.2%	14.4%	-72.9%	14.4%	-	14.4%
Intersegment	-367	-9	-3	0	-1,348	-1,730	1,730	-
Total	25,282	-707	10,100	3,815	-3,618	34,873	1,730	36,602
Operating expenses	18,947	-456	9,849	3,363	-2,789	28,913	2,159	31,072
Operating income	6,334	-251	252	451	-826	5,960	-430	5,530
Variance(%)	11.2%	-36.3%	1.7%	7.3%	-	7.6%	-	7.2%
Assets	61,705	181	12,147	2,951	-1,984	75,000	-8,489	66,512
Depreciation	6,421	15	453	225	-7	7,106	57	7,163
Loss on impairment	-	-	-	-	-361	-361	-	-361
Capital Expenditures	-574	-20	3,304	208	-354	2,564	455	3,019
R&D Expenses	1,244	43	-702	347	65	996	-	996
Number of employees (p)	3,978	16	553	168	-100	4,615	13	4,628

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the necessity of classified disclosure for both Crystal and Service has decreased due to the decline of sales and profits by the Company's re-organization :

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

(2) Formerly the company's business segment classification was as follows:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

(3) The business results for the nine months ended Dec. 31, 2005 according to the former business segment are as follows:

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consoli-dated
Net sales:									
To outside customers	140,194	7,568	76,612	26,537	1,683	1,428	254,024	—	254,024
Intersegment	677	199	1	-0	27	3,388	4,295	-4,295	-
Total	140,871	7,768	76,614	26,536	1,711	4,817	258,319	-4,295	254,024
Operating expenses	84,555	7,076	61,441	20,358	1,695	4,310	179,438	-2,466	176,971
Operating income	56,316	692	15,172	6,178	15	506	78,880	-1,828	77,052
Operating income ratio	40.0%	8.9%	19.8%	23.3%	0.9%	10.5%	30.5%	—	30.3%
Assets	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
Depreciation	13,035	74	4,638	601	0	40	18,391	39	18,430
Loss on impairment	—	—	—	—	447	—	447	—	447
Capital Expenditures	28,878	139	5,943	1,433	421	22	36,838	27	36,865
R&D Expenses	6,415	781	1,870	702	20	—	9,790	—	9,790
Number of employees (p)	15,949	188	6,847	713	93	212	24,002	50	24,052

*Elimi. or corp. : Eliminations or corporate

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Dec. 31, 2006 and 2005 are as follows:

2006 2,460 million Yen 2005 1,865 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2006 and 2005 are as follows:

2006 33,181 million Yen 2005 28,776 million Yen

2. Geographical Segments

For the nine months ended December 31, 2006

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	203,505	27,393	36,137	23,590	290,626	–	290,626
Intersegment	20,398	220	674	119,792	141,084	-141,084	–
Total	223,903	27,614	36,811	143,382	431,711	-141,084	290,626
Operating expenses	193,939	26,744	31,901	100,090	352,676	-144,632	208,043
Operating income	29,963	869	4,909	43,292	79,035	3,547	82,582
Operating income ratio	13.4%	3.2%	13.3%	30.2%	18.3%	–	28.4%
Assets	175,142	13,879	81,580	211,728	482,330	-58,851	423,478

For the nine months ended December 31, 2005

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	183,633	25,881	28,506	16,002	254,024	–	254,024
Intersegment	17,751	190	419	88,690	107,052	-107,052	–
Total	201,384	26,071	28,926	104,693	361,076	-107,052	254,024
Operating expenses	170,157	24,863	24,264	68,956	288,242	-111,270	176,971
Operating income	31,226	1,208	4,662	35,736	72,834	4,218	77,052
Operating income ratio	15.5%	4.6%	16.1%	34.1%	20.2%	–	30.3%
Assets	172,257	21,002	51,118	148,290	392,669	-35,703	356,966

Ref:

Differences between the nine months of this year and the same period last year

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	19,872	1,512	7,631	7,588	36,602	-	36,602
Variance(%)	10.8%	5.8%	26.8%	47.4%	14.4%	-	14.4%
Intersegment	2,647	30	255	31,102	34,032	-34,032	-
Total	22,519	1,543	7,885	38,689	70,635	-34,032	36,602
Operating expenses	23,782	1,881	7,637	31,134	64,434	-33,362	31,072
Operating income	-1,263	-339	247	7,556	6,201	-671	5,530
Variance(%)	-4.0%	-28.1%	5.3%	21.1%	8.5%	-	7.2%
Assets	2,885	-7,123	30,462	63,438	89,661	-23,148	66,512

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc., including South Africa
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc., including Australia

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Dec. 31, 2006 and 2005 are as follows:

   2006 2,179 million Yen 2005 1,643 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2006 and 2005 are as follows:

   2006 30,956 million Yen 2005 69,332 million Yen

3. Sales to Foreign Customers

For the nine months ended December 31, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	33,502	37,766	86,002	6	157,277
Total Consolidated Net Sales (B)					290,626
Overseas Sales ratio (A/B)	11.5%	13.0%	29.6%	0.0%	54.1%
Regional Sales ratio	21.3%	24.0%	54.7%	0.0%	100.0%

For the nine months ended December 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	30,287	30,006	62,323	8	122,625
Total Consolidated Net Sales (B)					254,024
Overseas Sales ratio (A/B)	11.9%	11.8%	24.6%	0.0%	48.3%
Regional Sales ratio	24.7%	24.5%	50.8%	0.0%	100.0%

Ref: Differences between the nine months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	3,215	7,760	23,679	-2	34,652
Total Consolidated Net Sales (B)					36,602
Overseas Sales ratio (A/B)	10.6%	25.9%	38.0%	-25.0%	28.3%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc., including South Africa
Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc., including Australia
Other: Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

Millions of yen , (%), [%]

Business Category	Nine months ended Dec. 31, 2006		Nine months ended Dec. 31, 2005		Variance Amount	Variance %	Year ended March 31, 2006	
Electro-Optics								
Domestic	72,600	(43.8)	71,466	(51.0)	1,134	1.6	94,448	(49.6)
Overseas	93,242	(56.2)	68,727	(49.0)	24,515	35.7	96,103	(50.4)
total	165,842	[57.1]	140,194	[55.2]	25,648	18.3	190,551	[55.4]
Photonics								
Domestic	3,882	(56.5)	4,143	(54.7)	-261	-6.3	5,519	(54.7)
Overseas	2,988	(43.5)	3,425	(45.3)	-437	-12.8	4,573	(45.3)
total	6,871	[2.4]	7,568	[3.0]	-697	-9.2	10,092	[2.9]
Information Technology								
Domestic	76,483	(44.3)	75,609	(51.2)	874	1.2	99,967	(49.8)
Overseas	96,230	(55.7)	72,153	(48.8)	24,077	33.4	100,677	(50.2)
total	172,714	[59.5]	147,763	[58.2]	24,951	16.9	200,644	[58.3]
Vision Care								
Domestic	26,827	(30.9)	27,383	(35.7)	-556	-2.0	36,089	(34.5)
Overseas	59,889	(69.1)	49,228	(64.3)	10,661	21.7	68,367	(65.5)
total	86,717	[29.8]	76,612	[30.2]	10,105	13.2	104,456	[30.4]
Health Care								
Domestic	29,277	(96.5)	25,657	(96.7)	3,620	14.1	34,228	(96.5)
Overseas	1,074	(3.5)	879	(3.3)	195	22.2	1,254	(3.5)
total	30,351	[10.4]	26,537	[10.4]	3,814	14.4	35,483	[10.3]
Eye Care								
Domestic	56,105	(47.9)	53,041	(51.4)	3,064	5.8	70,317	(50.2)
Overseas	60,963	(52.1)	50,107	(48.6)	10,856	21.7	69,622	(49.8)
total	117,068	[40.2]	103,149	[40.6]	13,919	13.5	139,940	[40.7]
Others								
Domestic	760	(90.2)	2,747	(88.3)	-1,987	-72.3	3,220	(88.4)
Overseas	83	(9.8)	364	(11.7)	-281	-77.2	421	(11.6)
total	843	[0.3]	3,111	[1.2]	-2,268	-72.9	3,642	[1.0]
Total Net Sales								
Domestic	133,348	(45.9)	131,398	(51.7)	1,950	1.5	173,506	(50.4)
Overseas	157,277	(54.1)	122,625	(48.3)	34,652	28.3	170,722	(49.6)
Total	290,626	[100.0]	254,024	[100.0]	36,602	14.4	344,228	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

(5) HOYA and PENTAX Reach Basic Understanding for Management Integration

TRANSLATION OF JAPANESE ORIGINAL

HOYA CORPORATION
Hiroshi Suzuki, President and CEO
(TSE code: 7741)

PENTAX Corporation
Fumio Urano, President & CEO
(TSE code: 7750)

HOYA and PENTAX Reach Basic Understanding for Management Integration

[TOKYO December 21, 2006] HOYA CORPORATION ("HOYA") and PENTAX Corporation ("PENTAX") announced today that they have reached a basic understanding aimed at a management integration of the two companies, expected to be completed on October 1, 2007. The new company's name will be HOYA PENTAX HD Corporation. Under a corporate center with strategic planning functions, the new company will realign the business areas of HOYA and PENTAX. HOYA and PENTAX have recognized that they are the best possible business partners to establish a solid business structure that draws on their respective strengths. Through this management integration, the planned new structure will allow the new company to swiftly allocate significant management resources to develop strategic business areas, aiming at accelerating future growth.

Important Notice to U.S. Investors

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

1. Purpose of Management Integration

In an integration of equals, HOYA and PENTAX aim to enhance customer and shareholder value. The parties aim to achieve this through the establishment of a solid management foundation that will draw on the complementary managerial resources of the two companies to create synergies and accelerate business growth.

The common core technological platform for HOYA and PENTAX is grounded in optics, imaging and materials. Using this core platform, the two companies aim to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenue from the information technology and eye care areas will support the life care area to achieve strategic growth. In addition, vertical integration of the optics areas will lead to qualitative structural reform and further strengthen competitiveness.

The divisions of the new company are expected to be as follows:

- **Life care area:** (Major products include: endoscopes, medical accessories, new ceramics, and intraocular lenses) Life care is positioned as a strategic growth area. HOYA and PENTAX will pursue business development in the minimally invasive medical area where future demand is expected to grow. The newly integrated company will operate in areas which range from diagnostic to treatment fields, such as minimally invasive diagnosis using endoscopes and treatment using endoscopes and ancillary surgical devices, and will focus on globally cultivating bionic material markets including new ceramics and intraocular lenses. In addition, HOYA and PENTAX will enhance product development capabilities through aggressive research and development and mergers and acquisitions strategies and will strengthen sales and marketing structures in Japan and overseas. Through these measures, HOYA and PENTAX aim to double the size of their life care business.
- **Optics area:** (Major products include: optical glass and lenses, digital camera modules, micro-lenses, etc.) HOYA and PENTAX will vertically integrate the design, materials, lenses, processing and module groups in the optics area, which is expected to lead to qualitative structural reform and further strengthen competitiveness. HOYA and PENTAX will mutually utilize their respective manufacturing sites and customer bases, in order to secure a competitive edge against newly emerging Asian players and strongly position themselves for sustainable growth in the face of structural change in the optics industry.
- **Information technology area:** (Major products include: mask blanks, glass disk substrates, etc.) This is a core earnings driver where HOYA has secured a leading market position globally. The integrated company aims to further strengthen competitiveness and growth in this area.
- **Eye care area:** (Major products include: eyeglass lenses, contact lenses) Stable earnings growth is expected in this business. Positioning this business as another core earnings driver, the new company will continue to further strengthen competitiveness and further grow this business area.
- **Imaging systems area:** (Major products include: digital cameras, binoculars, etc.) In order to enhance business value, the new company will differentiate its offerings by specializing in high-value added products with unique technology and will focus on areas where it has a competitive edge. This area will be positioned as a foundation for development of new optical-related equipment and is expected to diversify into the life care and security business areas.

- **New areas, other areas:** (Major products include: business systems equipment, survey equipment, etc.) HOYA and PENTAX seek to invest aggressively in areas where they see future earnings growth opportunities. At the same time, they will focus on selected business areas to improve efficiency and to achieve optimal usage of managerial resources.

2. Background to the Management Integration Plan

HOYA started as an optical glass manufacturer. Since its inception, the company has been diversifying its business by leveraging its optical materials technologies and precision processing technologies. HOYA has successfully built global niche market positions through its aggressive technological innovation and has established leadership in its areas of expertise, resulting in strong earnings. In the information technology area, HOYA has maintained a leading position globally for its semiconductor-related mask blanks and glass disk substrates for hard disk drives, and it is positioned as one of the leading manufacturers in optical glass and lenses. The company has also established a leading position in the eye care area, including in eyeglass lenses. HOYA continues to cultivate new business areas, in particular medical-related areas which are positioned as mid- to long-term core growth drivers, and has initiated global business development of intraocular lenses used for the surgical treatment of cataracts.

PENTAX's expertise stems from its long-accumulated know-how attained through the development and manufacturing of cameras and lenses. The company has successfully adapted its optical design and image processing technology for use in a variety of product areas and has developed businesses based on this optical technology. In the life care business, PENTAX has made early progress in developing a leading global position in the production of endoscopes, and it is also marketing globally various other products such as medical accessories and new ceramics for bone grafts. In its optical components business, PENTAX has leveraged its competitive edge in advanced optical technologies, where its major products include digital camera modules and DVD/CD convertible pickup lenses. PENTAX has also built a strong global brand in its imaging systems division, and the company has positioned the life care area as the focus for its mid- to long-term growth strategy. PENTAX has been working to ensure earnings improvement and company-wide growth through mergers and acquisitions, alliances and aggressive research and development activities.

While the market for advanced medical products has been growing globally with further growth expected, competition has also been intensifying. HOYA and PENTAX have been developing advanced medical products including endoscope diagnostics, minimally invasive surgical technologies, and bionic materials including new ceramics and intraocular lenses. In order to continue delivering growth in this market, it is critical that HOYA and PENTAX leverage their respective competitive advantages and make aggressive investments through mergers and acquisitions and research and development, as well as establish global sales and marketing networks at the earliest possible stage.

Significant structural changes have occurred in optical equipment and related materials since the emergence of digital cameras. Competitors in Asia have grown rapidly and are expected to continue gaining market share through low price campaigns and increasing the added value of their products. Along with existing camera manufacturers, home appliance makers have also entered the digital camera market, further intensifying competition in this segment. In order to maintain growth capabilities, cost competitiveness must be strengthened by lowering production costs and focusing on unique, high-end products. Measured structural change is necessary to ensure differentiation in this environment.

Based on the recognition that HOYA and PENTAX are the best possible business partners to establish a solid business structure that draws on their respective strengths, the two companies have reached a basic understanding aimed at management integration. Through this management integration, the planned new structure will allow the integrated company to swiftly allocate significant management resources to develop strategic business areas, aiming at future growth.

3. Method of Management Integration

Under the terms of the basic understanding announced today HOYA will be the surviving company.

4. Management Integration Timing

The merger of the two companies is planned to become effective as of October 1, 2007.

5. New Company Name

After the management integration, the new company will be named HOYA PENTAX HD Corporation.

6. New Company Structure

(1) Corporate Governance

The integrated firm will be managed through a committee system under Japanese Company Law to ensure strong corporate governance. The board will consist of 10 directors, five of whom will be non-executive directors, further reinforcing management transparency. Three of the executive directors will be appointed from HOYA and the others from PENTAX.

Fumio Urano (current PENTAX President & CEO) will become Chairman of the Board and Hiroshi Suzuki (current HOYA President and CEO) will become President & CEO.

(2) Organizational Structure

The structure of the integrated firm will be based on the concept of a small headquarters with empowered business divisions. Allowing for an appropriate transition period, the new company is expected to have a corporate center with strategic planning functions and the business divisions outlined below. Moreover, the newly integrated company will continue to make the best possible use of the respective brands of both HOYA and PENTAX.

- **Life care area:** Combining HOYA's medical division and PENTAX's life care division
- **Optics area:** Combining HOYA's optics division and PENTAX's optical components division
- **Information technology area:** The remaining business after separating HOYA's optics division from the electro-optics area
- **Eye care area:** The remaining business after separating HOYA's medical division from the eye care division
- **Imaging systems area:** Continuing PENTAX's imaging systems division
- **New areas, other areas:** Continuing other existing divisions
- **Research and development:** Integrating HOYA's research and development center and PENTAX's research and development division

7. Merger Ratio

Each shareholder of PENTAX common stock will be allotted 0.158 shares of HOYA common stock per PENTAX share.

In order to achieve fairness, the parties received advice from third party advisers in respect of the determination of the merger ratio. HOYA was advised by UBS Securities Japan Ltd. ("UBS Investment Bank"), and PENTAX was advised by Morgan Stanley Japan Securities Co., Ltd., ("Morgan Stanley") for the basis of the merger ratio calculation. Both companies have discussed the results presented by the financial advisors, and settled at the ratio announced today.

Both financial advisors used a combination of average market price analysis, discounted cash flow analysis, comparable trading multiples analysis and other methods, respectively, to calculate the merger ratio.

Based on these analyses, HOYA obtained a fairness opinion from UBS Investment Bank, and PENTAX from Morgan Stanley, regarding the merger ratio from a financial point of view.

Neither UBS Investment Bank nor Morgan Stanley are related parties of HOYA and PENTAX.

This ratio is subject to change if there is a material change in the conditions which were used as fundamentals in the calculation.

8. Schedule

HOYA and PENTAX intend to continue discussions to conclude a definitive agreement on the management integration in early April 2007. The expected schedule is outlined below. However, as discussions proceed, if exceptional circumstances arise, the two companies may decide to change the schedule or the method of integration in their effort to achieve management integration.

(1) Early April 2007: Signing of definitive agreement
(2) Middle of June 2007: HOYA will hold an Annual General Meeting of Shareholders where it will seek approval for proposed changes in the company articles of incorporation and the board of directors
(3) End of June 2007: PENTAX will hold an Annual General Meeting of Shareholders where shareholders will be asked to approve the merger agreement
(4) October 1, 2007: Effective merger date
(5) TBA: Delivery to PENTAX shareholders of shares in the new company

Under Article 796, Clause 3, of the Japanese Company Law, HOYA is not required to receive shareholders' approval for the merger.

9. Structure for Proceeding with the Management Integration

HOYA and PENTAX will form an integration committee, co-chaired by Fumio Urano, President & CEO of PENTAX, and Hiroshi Suzuki, President and CEO of HOYA, to ensure swift and smooth integration of the management and operations of the newly integrated company. The integration committee will review the administrative systems of each company, aiming at creating a best-practice administrative system for the newly integrated company.

10. Accounting Policies

Accounting treatment associated with the merger will be disclosed when definitively determined. The exact amount of goodwill, the probability of accrual, and the amortization period have yet to be determined, and will be disclosed in due course.

11. Expected Impact on Earnings Forecasts as a Result of Merger

The newly integrated company aims to strengthen the competitiveness of each business area and to maintain the rate of growth of corporate value.

12. Other

The newly integrated company will continue the listing status of HOYA on the First Section of the Tokyo Stock Exchange. Information regarding the new company headquarters, total assets, paid-in capital, the number of shares newly issued upon the merger, and treatment of warrants and convertible bonds issued by PENTAX, will be provided when such matters are determined.

13. Overview of the Integrating Companies (as of September 30, 2006, non consolidated basis)

(1)	Company Name	HOYA CORPORATION (merging company)	PENTAX Corporation (company to be merged)
(2)	Areas of Business	Manufacturing and sales of electro-optics, eye care, and health care products	Manufacturing and sales of life care, imaging systems, and optical component products
(3)	Established	August 23, 1944	December 17, 1938
(4)	Headquarters	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo	2-36-9 Maeno-cho, Itabashi-ku, Tokyo
(5)	Representative	Hiroshi Suzuki, President & CEO	Fumio Urano, President & CEO
(6)	Paid-in Capital	6,264 million yen	7,510 million yen
(7)	Shares Outstanding	435,017,020	127,697,952
(8)	Shareholders' Equity	102,330 million yen	40,088 million yen
(9)	Total Assets	236,504 million yen	119,570 million yen
(10)	Fiscal Year End:	March 31	March 31
(11)	Number of Employees	3,338 (27,974 on a consolidated basis)	1,336 (5,651 on a consolidated basis)
(12)	Major Business Partners	DAI NIPPON PRINTING CO., LTD. Sony Corporation Others	CASIO COMPUTER CO., LTD SANYO Electric Co., Ltd. Others
(13)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (in trust): 7.23% The Master Trust Bank of Japan, Ltd. (in trust): 5.35% The Chase Manhattan Bank N.A., London: 3.54% State Street Bank and Trust Company: 3.36% State Street Bank and Trust Company 505103: 3.17% The Dai-Ichi Mutual Life Insurance Company: 2.65% Nippon Life Insurance Company: 2.29% Mamoru Yamanaka: 2.07% The Chase Manhattan Bank 385036: 1.96% The Chase Manhattan Bank N.A., London SL Omnibus account 1.78%	HSBC Fund Services Sparx Asset Management Corporated: 11.44% Japan Trustee Services Bank, Ltd. (in trust): 8.66% The Master Trust Bank of Japan, Ltd. (in trust): 5.15% Mizuho Corporate Bank, Ltd.: 4.77% Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.: 3.91% State Street Bank and Trust Company: 3.76% Resona Bank, Ltd.: 2.42% Asahi Mutual Life Insurance Co.: 2.42% The Ashikaga Bank, Ltd.: 2.19% Nippon Life Insurance Company: 2.16%
(14)	Main Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.	Mizuho Corporate Bank, Ltd. Resona Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15)	Relationships between Integrating Companies	Capital relationships	N/A
		Personal relationships	N/A
		Business relationships	The two companies have business in some product areas.
		Relationships between people concerned	N/A

(16) Results for the past three years (non consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	183,771	224,608	248,195	104,665	98,057	108,312
Operating Income (million yen)	28,341	35,131	29,746	5,728	2,647	2,001
Ordinary Income (million yen)	33,610	46,536	44,788	4,632	2,736	3,976
Net Income (million yen)	15,558	24,967	22,062	2,012	2,499	830
Net Income per Share (million yen)	34.56	56.38	50.14	15.59	19.84	6.71
Dividend per Share (yen)	25.00	37.50	60.00	3.00	4.50	6.00
Shareholders' Equity per Share (yen)	322.68	357.59	222.01	285.40	302.02	320.24

(17) Results for the past three years (consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	271,443	308,172	344,228	134,493	133,558	142,211
Operating Income (million yen)	68,166	84,920	101,095	6,937	3,586	2,985
Ordinary Income (million yen)	66,554	89,525	103,637	5,375	3,396	3,260
Net Income (million yen)	39,548	64,135	75,620	3,089	3,526	805
Net Income per Share (million yen)	87.74	144.71	171.71	24.37	28.23	6.50
Shareholders' Equity per Share (yen)	491.90	623.59	648.87	254.97	280.48	305.79

Note: For HOYA, the net income per share, dividend per share and shareholders' equity per share have been revised to reflect a 4 for 1 split of the company's common stock that took effect from November 15, 2005.

ENDS

For enquiries, please contact:

HOYA CORPORATION: Akiko Maeyama, Corporate Communications, Phone: +813-3952-1160
PENTAX Corporation: Jiro Okamura, Investor Relations and Public Relations Dept., Phone: +813-3960-2698
Gavin Anderson & Company: Deborah Hayden/Minako Hattori, Phone: +813-5404-0640

HOYA

January 22, 2007

QUARTERLY REPORT

(for the 3rd Quarter : Three months ended December 31, 2006)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Financial Highlights for the Three Months page 1

(Attachments)
(1) Business Overview
1. Results of Operations page 2
1) General Overview page 2
2) Segment Overview page 4
2. Financial Position page 6
3. Conditions of Cash Flows page 6
4. Projected Results for the 4th Quarter page 7

(2) Consolidated Financial Statements
1. Consolidated Balance Sheets page 8
2. Consolidated Statements of Income page 10
3. Consolidated Statements of Shareholders' Equity page 11
4. Consolidated Statements of Cash Flows page 12
5. Preparation of the Consolidated Financial Statements page 13
Notes Relating to Investment Securities and Derivatives page 14
Notes Relating to Income Taxes page 15
Notes Relating to Employees' Retirement Benefits page 16
Notes Relating to Impairment of Fixed Assets page 16

(3) Segment Information
1. Industry Segments page 17
2. Geographical Segments page 19
3. Sales to Foreign Customers page 20

(4) Composition of Net Sales by Business Category page 21
(5) HOYA and PENTAX Reach Basic Understanding for Management Integration page 22

(unaudited)

Notes:
1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used in 3rd quarters of 2006 and 2005 are unaudited.
3. These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

January 22, 2007

Financial Highlights for the Three Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

*Contact:Naoji Ito, Manager of Corporate Communications Tel:03(3952)1160 Fax:03(3952)0726
E-mail:naoji.ito@mb.hoya.co.jp

(The yen amounts shown therein are rounded down to the nearest million.)

1.Performance for the three months ended Dec. 31, 2006 and 2005

(1)Results of Operations	Millions of Yen Three months ended Dec. 31, 2006	2005	variance (%)
Net sales	98,929	87,286	(13.3)
Operating income	27,216	27,257	(-0.2)
Ordinary income	25,148	27,162	(-7.4)
Net income	19,963	20,120	(-0.8)
Net income per share(Yen)	46.32	46.20	0.12

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Dec. 31, 2006	As of Sep. 30, 2006	As of Dec. 31, 2005
Total assets	423,478	417,361	356,966
Net assets	343,290	322,690	259,926
Owner's equity ratio	80.6%	76.9%	72.8%
Net assets per share (Yen)	791.55	745.06	604.09

(3)Conditions of Cash Flow	Millions of Yen Three months ended Dec. 31, 2006	2005
Net cash provided by operating activities	19,950	17,024
Net cash used in investing activities	-3,797	-19,719
Net cash provided by (used in) financing activities	-13,566	-56,765
Cash and cash equivalents at end of period	105,748	74,458

2. Projected Results for the Fourth Quarter

	Millions of Yen Three months ending/ended Mar.31,2007	Mar.31,2006	variance (%)
Net sales	93,874	90,204	(4.1)
Operating income	24,418	24,043	(1.6)
Ordinary income	25,413	22,036	(15.3)
Net income	18,637	16,514	(12.9)
Net income per share (Yen)	43.22	38.21	5.01

(Notes)

Hoya Corporation does not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. Hoya Corporation accepts no liability whatsoever for any direct or consequential loss arising from any use of this report.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Dec. 31, 2006	Variance(%) year-on-year
Net sales	98,929	(13.3)
Operating income	27,216	(-0.2)
Ordinary income	25,148	(-7.4)
Net income	19,963	(-0.8)
Net income per share(Yen)	46.32	0.12

Economic conditions during the quarter under review were marked by a continuing improving the business climate with keeping high tone of capital investment and expansion of employment. Improvements in corporate performance led to increased employment, improvement in household income and increased expenses, reinforcing the virtuous cycle of further upward growth in corporate capital investment.

Meanwhile, for the HOYA Group overall, in the Electro-Optics sector, the general proactive reinforcement of production capacity by clients and the development of new products were vigorous, promoting robust demand overall and leading to increased revenues year-on-year basis. In Vision-Care division, the market overseas for eyeglass lenses showed an expansion while the Healthcare division also performed well, showing an increase in revenues.

On the other hand, there were increase of start-up cost and depreciation on the production facilities recently established. There were also increase of production costs resulting from product-mix in some segments or market areas. As a result, operating margin declined slightly year-on-year basis.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
160.00
140.00
120.00
100.00
80.00
60.00
40.00
132.47 134.87 137.95 137.62 135.25 136.23 140.14 140.92 144.55 148.92 153.08
109.62 111.02 104.52 105.25 108.36 112.35 117.83 117.16 113.97 116.69 117.76
74,961 78,486 77,786 76,938 81,777 84,961 87,286 90,204 92,618 99,079 98,929
Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06
Net sales
average exchange rate (US dollar)
average exchange rate (EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06
Electro-Optics
Photonics
Vision Care
Health Care
Others

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,596
27,257 27,162 20,120
24,043 22,036 16,514
27,240 25,139 21,499
28,126 25,700 22,899
27,216 25,148 19,963
Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

There was also an increase in orders for photomasks for semiconductor production, high precision products and next-generation developed products, leading to higher sales volume year-on-year. Competition among mask producers for orders in the area of large-size masks for LCD use intensified due to the broad reduction in panel prices by LCD panel producers. As a result, the sales of LCD large masks decreased year-on-year.

In terms of glass disks for hard disk drives (HDDs), the demand remained strong and, thanks to a commencing of shipment from new factory in Vietnam, the sales increased substantially on a year-on-year basis.

In optical lenses, the demand for lenses for mobile telephones equipped with cameras increased broadly, resulting in higher sales year-on-year.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.

Sales of industrial laser related equipment slowed down in general during the quarter under review, resulting in declined sales, as the same term in the previous year was the peak of investments in new LCD production lines mainly in Taiwan and South Korea.

Quarterly Net Sales of Information Technology (Millions of Yen)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2,887
2,924
2,558
2,378
2,605
2,512
2,451
2,524
2,402
2,223
2,246
40,087
42,424
42,214
40,937
44,568
46,784
48,842
50,357
52,239
57,134
56,469
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Electro-Optics
Photonics

2. Eye Care

Vision Care

The slump in the domestic market for eyeglass lenses continued as before but HOYA realized growth in the high price bracket through the value-added enhancement of products centered in high-function coatings and newly-designed progressive lenses. In the low price bracket, however, overall sales in the domestic market were at essentially the level as in the previous year due to stiff price competition.

In eyeglass lenses in markets overseas, the expansion continued to advance in sales for newly designed progressive lenses, high refraction lenses and other high value added products in Asia-Oceania, Europe and North America and the markets remained firm. There was an overall increase in the sales volume year-on-year in spite of tough competition due to a price offensive in low-end lenses. In Europe, a recovery in the market became especially apparent centered in Germany, the largest market, and sustained expansion was realized.

As a result, an increase was realized in the sector overall year-on-year.

Health Care

In contact lenses, in addition to the healthy sales results made by the existing directly-owned stores, it will continue to pursue differentiation from competitors through expanded sales in bifocal lenses and other high value added products through the continued establishment of new stores and consulting sales taking advantage of specialized knowledge.

In intraocular lenses, flexible (soft) intraocular lenses, especially yellow-lenses, have been demonstrating robust performance in the domestic market, recording an increase in sales volume year-on-year.

Quarterly Net Sales of Eye Care (Millions of Yen)



45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
7,706
8,084
7,807
7,811
8,542
9,079
8,916
8,946
9,733
10,423
10,195
22,862
23,803
23,806
24,499
24,850
25,607
26,155
27,844
27,926
28,985
29,806
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Vision Care
Health Care

3. Other Businesses

	Millions of Yen Three months ended Dec. 31, 2006
Quarterly net sales	212

In crystal, the crystal operations were reduced in scale through restructuring and, in services, the spin-off of the temporary staff outplacement service effective March 1, 2006, resulting in a reduction in sales year-on-year in both sectors.

2. Financial Position

	Millions of Yen As of Dec. 31, 2006
Total assets	423,478
Net assets	343,290
Owner's equity ratio	80.6%

At the end of the quarter under review, the current assets increased Yen 275 million from the beginning of the quarter under review since cash and deposit increased Yen 7,062 million. Fixed assets increased Yen 5,841 million and total assets increased Yen 6,117 million. Liabilities decreased Yen 14,484 million due to decrease of current liabilities. Net assets came to Yen 343,290 million through increase of earned surplus. Owner's equity, which is total figures of Shareholders' equity and Valuation and translation adjustments, came to Yen 341,387 million and Owner's equity ratio came to 80.6%.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Dec. 31, 2006
Net cash provided by operating activities	19,950
Net cash used in investing activities	-3,797
Net cash provided by (used in) financing activities	-13,566
Cash and cash equivalents at end of period	105,748

In terms of cash flows from operating activities, on the basis of Yen 25,106 million in income before income taxes and Yen 9,528 million in depreciation, net cash provided by operating activities amounted to 19,950 million. Net cash used in investment activities amounted to Yen 3,797 million in cash payments that were mainly used for investment in order to handle next-generation products, while there were also proceeds from sales of fixed assets. Freee cash flow came to Yen 16,153 million and used Yen 12,932 million for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased by Yen 7,062 million in comparison with that of the end of the previous quarter.

4. Projected Results for the Fourth Quarter

1. Year-on-year comparison

	Millions of Yen Three months ending/ended Mar.31,2007	Mar.31,2006	variance (%)
Net sales	93,874	90,204	(4.1)
Operating income	24,418	24,043	(1.6)
Ordinary income	25,413	22,036	(15.3)
Net income	18,637	16,514	(12.9)
Net income per share (Yen)	43.22	38.21	5.01 Yen

2. Quarter-on-quarter comparison

	Millions of Yen Three months ending/ended Mar.31,2007	Dec.31,2006	variance (%)
Net sales	93,874	98,929	(-5.1)
Operating income	24,418	27,216	(-10.3)
Ordinary income	25,413	25,148	(1.1)
Net income	18,637	19,963	(-6.6)
Net income per share (Yen)	43.22	46.32	-3.10 Yen

Ref : Projected Results for the Year ending March 31, 2007

	Millions of Yen Years ending/ended Mar.31,2007	Mar.31,2006	variance (%)
Net sales	384,500	344,228	(11.7)
Operating income	107,000	101,095	(5.8)
Ordinary income	101,400	103,637	(-2.2)
Net income	83,000	75,620	(9.8)
Net income per share (Yen)	192.66	171.71	20.95 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or fluctuation of currency exchange rates.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec.31,2006	Sep.30, 2006	Variance(%)	Dec.31,2005
ASSETS				
Current assets				
Cash and deposits	105,748	98,685		74,458
Notes and accounts receivable - trade	93,673	91,179		83,759
Inventories	47,861	45,432		41,700
Deferred tax assets	4,781	7,863		6,249
Other current assets	6,151	14,792		5,534
Allowance for doubtful receivables	-1,213	-1,224		-1,467
Total current assets	257,003	256,728	0.1	210,235
Fixed assets				
Tangible fixed assets				
Buildings and structures	31,716	30,611		28,895
Machinery and carriers	74,759	73,328		58,181
Tools, equipment and fixtures	12,451	12,103		10,645
Lands	9,066	8,867		8,948
Construction in progress	10,916	9,474		9,714
Total tangible fixed assets	138,908	134,386	3.4	116,385
Intangible fixed assets				
Total intangible fixed assets	5,952	5,851	1.7	7,266
Investments and other assets				
Investment securities	14,085	12,955		14,813
Deferred tax assets	2,896	2,991		3,293
Other assets	4,947	4,723		5,203
Allowance for doubtful receivables	-316	-274		-306
Total investment and other assets	21,613	20,395	6.0	23,005
Total fixed assets	166,474	160,633	3.6	146,657
Deferred charges				
Total deferred charges	—	—	-	74
TOTAL ASSETS	423,478	417,361	1.5	356,966

HOYA CORPORATION and Consolidated Subsidiaries

LIABILITIES AND NET ASSETS	Millions of Yen			
	As of			
	Dec.31,2006	Sep.30,2006	Variance(%)	Dec.31,2005
LIABILITIES				
Current liabilities				
Notes and accounts payable - trade	28,612	30,228		28,174
Commercial paper	5,997	7,497		20,000
Income tax payable	8,623	15,219		10,256
Accrued bonuses to employees	2,248	4,134		2,085
Other current liabilities	32,756	35,654		33,317
Total current liabilities	78,238	92,734	-15.6	93,834
Long-term liabilities				
Allowance for special repairs	778	662		757
Other long-term liabilities	1,170	1,274		1,493
Total long-term liabilities	1,949	1,936	0.7	2,250
Total Liabilities	80,187	94,671	-15.3	96,085
NET ASSETS				
Shareholders' equity				
Paid-in capital	6,264	6,264		–
Capital surplus	15,898	15,898		–
Earned surplus	304,051	297,696		–
Treasury stock	-13,998	-15,521		–
Advances on subscription to treasury stock	45	16		–
Total shareholders' equity	312,261	304,353	2.6	–
Valuation and translation adjustments				
Valuation difference on available-for-sale securities	-36	-7		–
Translation adjustments	29,162	16,658		–
Total valuation and translation adjustments	29,126	16,651	74.9	–
New share subscription rights	66	–	-	–
Minority interest	1,836	1,685	9.0	–
Total Net Assets	343,290	322,690	6.4	–
TOTAL LIABILITIES AND NET ASSETS	423,478	417,361	1.5	–
MINORITY INTEREST	–	–	–	954
SHAREHOLDERS' EQUITY				
Common stock	–	–	–	6,264
Capital surplus	–	–	–	15,898
Retained earnings	–	–	–	303,597
Net unrealized gain (loss) on available-for-sale securities	–	–	–	82
Foreign currency translation adjustments	–	–	–	4,812
Treasury stock - at cost	–	–	–	-70,727
Total Shareholders' Equity	–	–	–	259,926
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	–	–	–	356,966

Notes:	Millions of Yen		
1. Accumulated depreciation	213,543	196,198	176,548
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,739	2,702	2,209
3. Number of shares of treasury stock (unit : shares)	3,784,297	4,196,357	19,123,407

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Three months ended Dec. 31			Three months ended
	2006	2005	Variance(%)	Sep.30, 2006
Net sales	98,929	87,286	13.3	99,079
Cost of sales	50,716	40,830	24.2	50,117
Gross profit	48,214	46,456	3.8	48,961
Selling, general and administrative expenses	20,997	19,198	9.4	20,836
Operating income	27,216	27,257	-0.2	28,126
Non-operating income	2,472	759	225.7	1,351
Interest income	567	482		777
Equity in earnings of affiliates	894	110		−
Others	1,011	167		574
Non-operating expenses	4,540	855	431.0	3,776
Interest expense	6	31		2
Sales discount	207	177		186
Foreign exchange losses	3,085	288		2,692
Equity in losses of affiliates	−	−		293
Others	1,242	358		603
Ordinary income	25,148	27,162	-7.4	25,700
Extra-ordinary gains	340	319	6.6	9,987
Gain on sales of property, plant and equipment	17	15		9,540
Others	322	305		447
Extra-ordinary losses	381	1,518	-74.9	3,355
Loss on disposal of property, plant and equipment	178	178		2,539
Additional retirement benefits paid to employees	119	383		5
Maintenance of environment	10	47		729
Loss on impairment of long-lived assets	4	320		67
Others	69	591		14
Income before income taxes and other items	25,106	25,963	-3.3	32,332
Income taxes - Curent	2,181	4,422	-50.7	11,015
Income taxes - Deferred	2,905	1,388	109.3	-1,602
Minority interests in net income	56	30	86.7	22
Net income	19,963	20,120	-0.8	22,899
Net income per share(Yen)	46.32	46.20	0.12	53.16
Diluted net income per share(Yen)	46.14	46.01	0.13	52.96

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2006 A" is the actual value of this period. "2006 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2006 A	2006 B	influences
Net sales	98,929	97,461	1,468
Operating income	27,216	25,847	1,369
Ordinary income	25,148	23,776	1,372
Net income	19,963	18,724	1,239

2. Average rates of major foreign currencies

		Three months ended Dec. 31			Three months ended
		2006	2005	Variance(%)	Sep.30, 2006
US$	Yen	117.76	117.83	0.1%	116.69
Euro	Yen	153.08	140.14	-9.2%	148.92
Thai Baht	Yen	3.27	2.87	-13.9%	3.09

3. Material facts occuring after the closing of accounts

HOYA CORPORATION and PENTAX Corporation announced on December 21, 2006 that they reached a basic understanding aimed at a management integration of the two companies, expected to be completed on October 1, 2007. For details, please refer to the press release attached in the end of this report.

3. Consolidated Statements of Shareholders' Equity

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE SEPTEMBER 30, 2006	6,264	15,898	297,696	-15,521	16	304,353
Net income			19,963			19,963
Appropriations						
Cash dividends			-12,923			-12,923
Bonus to directors						
Loss on disposal of treasury stock						
Repurchase of treasury stocks				-3		-3
Disposal of treasury stocks			-686	1,527		840
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries						
Others					29	30
Net increase / decrease during the term under review except in Shareholders' Equity						
Total increase / decrease during the term under review	-	-	6,354	1,523	29	7,907
BALANCE DECEMBER 31, 2006	6,264	15,898	304,051	-13,998	45	312,261

Millions of Yen

	Valuation and Translation Adjustments					
	Valuation difference on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	New Share Subscription Rights	Minority Interest	Total Net Assets
BALANCE SEPTEMBER 30, 2006	-7	16,658	16,651	-	1,685	322,690
Net income						19,963
Appropriations						
Cash dividends						-12,923
Bonus to directors						
Loss on disposal of treasury stock						-686
Repurchase of treasury stocks						-3
Disposal of treasury stocks						840
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries						
Others						30
Net increase / decrease during the term under review except in Shareholders' Equity	-29	12,504	12,474	66	150	12,692
Total increase / decrease during the term under review	-29	12,504	12,474	66	150	20,600
BALANCE DECEMBER 31, 2006	-36	29,162	29,126	66	1,836	343,290

Notes:

1. Condition of isued stocks		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	435,017,020	—	—	435,017,020	unit : shares

2. Condition of treasury stock		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	4,196,357	816	412,876	3,784,297	unit : shares

The breakdown of increase/decrease of treasury stock (by reason) is as follows :

Increase due to repurchase of treasury stock less than one unit	816	shares
Decrease due to sale of treasury stock less than one unit	76	shares
Decrease due to exercise of stock option	412,800	shares

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Three months ended Dec.31,		
	2006	2005	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	25,106	25,962	-856
Depreciation and amortization	9,528	7,103	2,425
Loss on impairment of long-lived assets	4	319	-315
Provision for (reversal of) accrued allowances for doubtful receivables	-4	0	-4
Provision for (reversal of) accrued bonuses to employees	-1,900	-1,995	95
Provision for (Reversal of) reserve for periodic repairs	114	8	106
Interest income and dividend receivable	-579	-482	-97
Interest expense payable	6	31	-25
Foreign exchange loss (gain)	553	-323	876
Equity in earnings of affiliates	-894	-109	-785
Gain on sales of property, plant and equipment and investment securities	-17	-14	-3
Loss on disposal of property, plant and equipment and investment securities	178	177	1
Other	908	-262	1,170
(Increase) decrease in notes and accounts receivable	-1,590	-5,719	4,129
(Increase) decrease in inventories	-571	-1,587	1,016
(Increase) decrease in other current assets	-542	-935	393
Increase (decrease) in notes and accounts payable	-2,207	264	-2,471
Increase (decrease) in income taxes payable	-279	-234	-45
Increase (decrease) in other current liabilities	480	615	-135
Sub total	28,291	22,817	5,474
Interest and dividend receivable	437	507	-70
Interest payable	-4	-11	7
Income taxes - paid	-8,774	-6,288	-2,486
Net cash provided by operating activities	19,950	17,024	2,926
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-12,899	-16,493	3,594
Proceeds from sales of property, plant and equipment	9,626	65	9,561
Purchases of investment securities	—	-1,532	1,532
Expenditure for loans	-73	-0	-73
Income from collection of loans	5	33	-28
Expenditure for other investments	-505	-1,819	1,314
Income from other investments	48	28	20
Net cash used in investing activities	-3,797	-19,719	15,922
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-1,499	20,000	-21,499
Increase in treasury stock	-3	-64,006	64,003
Decrease in treasury stock	869	618	251
Dividends paid	-12,932	-13,377	445
Net cash used in financing activities	-13,566	-56,765	43,199
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	4,476	2,614	1,862
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,062	-56,845	63,907
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	98,685	131,304	-32,619
CASH AND CASH EQUIVALENTS, END OF PERIOD	105,748	74,458	31,290

Note : Cash and Cash Equivalents at the End of the Period

	Millions of Yen	
	As of Dec.31,	
	2006	2005
Cash and deposits	105,748	74,458
Total	105,748	74,458

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 4 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of the same period of last year (Dec. 31, 2005) : no change in the number of subsidiaries.

1 company increased due to the establishment:	HOYA LENS INDIA PRIVATE LIMITED (India)
2 companies increased due to the acquisition:	QSTREAMS NETWORKS, INC. (USA) HOYA HILL OPTICS SA (PTY) LTD. (South Africa)
1company decreased due to the merger into the parent company :	HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES CO.,LTD. (Japan)
1company decreased due to the closing :	HOYA LENS MEXICO, SA.DE.CV. (Mexico)
1company decreased due to the merger into the other subsidiary :	HOYA CRYSTAL, INC. (USA) * merged into HOYA CORPORATION USA (USA)

b) In comparison to the end of previous quarter (Sep.30, 2006) : 1 company decreased.

1company decreased due to the merger into the other subsidiary :	HOYA CRYSTAL, INC. (USA) * merged into HOYA CORPORATION USA (USA)

2) Application of the equity method

a) In comparison to the end of the same period of last year (Dec. 31, 2005) :
No change

b) In comparison to the end the previous quarter (Sep.30, 2006) :
No change

	as of Dec.31, 2006	as of Dec.31, 2005	variance	as of Sep.30, 2006
Consolidated subsidiaries	63 (do 5, os58)	63 (do 6, os57)	- (do-1, os+1)	64 (do 5, os59)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	4 (do 4, os -)	6 (do 5, os 1)	-2 (do-1, os-1)	4 (do 4, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Hoya Group Total	67	69	-2	68
(acounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   From this fiscal year, the company has changed its classification of industry segment.

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Dec.31, 2006			Sep.30, 2006			Dec.31, 2005		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,629	-63	1,692	1,685	-7	1,692	1,870	177
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,692	1,629	-63	1,692	1,685	-7	1,692	1,870	177

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Dec.31, 2006	Sep.30, 2006	Dec.31, 2005
Non-marketable stock of subsidiaries	11,287	10,123	11,650
Total	11,287	10,123	11,650
Non-marketable equity securities	902	882	1,016
Others	265	264	276
Total	1,168	1,146	1,292

3. Derivatives

Significant hedge accounting methods

(1) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(2) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen As of Dec.31, 2006	Sep.30, 2006	Dec.31, 2005
(1) Current deferred tax assets and liabilities			
Deferred tax assets			
Inventories - intercompany unrealized profits	2,441	1,965	2,049
Maintenance of environment	3	1,544	1,414
Accrued bonuses to employees	851	950	801
Loss on close of factory	—	1,701	—
Accrued enterprise taxes	435	404	418
Other	1,048	1,298	1,564
Total amount of deferred tax assets - current	4,781	7,863	6,249
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	1,614	1,738	1,938
Loss on impairment not deductible	621	619	877
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	111	518	109
Loss on disposal of fixed assets not deductible	518	111	—
Other	732	734	1,275
Total amount of deferred tax assets - fixed	3,598	3,723	4,201
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-315	-332	-415
Special depreciation reserve	-220	-233	-293
Net unrealized gain on available-for-sale securities	—	—	-33
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-702	-732	-907
Net amount of deferred tax assets - fixed	2,896	2,991	3,293

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended Dec.31,2006	Dec.31,2005	Sep.30,2006
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-18.1	-18.0	-15.6
Non-Deductible expenses such as entertainment expenses	0.4	0.3	0.4
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	—	0.0	0.0
Intercompany cash dividend	—	0.0	0.0
Equity in earnings (losses) of affiliates	-0.4	-0.2	0.4
Tax credit on experiment and research expenses	-1.4	-0.4	-0.3
Other adjustment - net	-0.7	0.2	3.7
Effective income tax rate	20.3	22.4	29.1

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen		
	Three months ended		
(2) Breakdown of expenses for employees' retirement benefits	Dec.31, 2006	Dec.31,2005	Sep.30, 2006
Additional retirement benefits paid to employees	119	383	5
Expenses for employees' retirement benefits	119	383	5

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

The company, which groups its assets in terms of its business units, accounted for impairment for the following groups of assets during the terms under review.

Tokyo Studio, etc. in the Crystal Division

Location	Akishima-shi, Tokyo, etc.
Use	Facilities for manufacturing crystal glassware, etc.
Asset Class	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses.

	Millions of Yen		
	Three months ended		
	Dec.31, 2006	Dec.31, 2005	Sep.30, 2006
Machinery and others	4	320	67
Total	4	320	67

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

For the three months ended December 31, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	56,469	2,246	29,806	10,195	212	98,929	—	98,929
Intersegment	103	67	-2	0	694	863	-863	—
Total	56,573	2,313	29,804	10,195	906	99,792	-863	98,929
Operating expenses	35,891	2,196	24,803	8,109	1,096	72,095	-381	71,712
Operating income	20,681	118	5,002	2,086	-190	27,696	-481	27,216
Operating income ratio	36.6%	5.1%	16.8%	20.5%	-21.0%	27.8%	—	27.5%
Assets	267,415	7,683	110,728	21,368	2,448	409,643	13,834	423,478
Depreciation	7,413	32	1,749	300	11	9,508	19	9,528
Loss on impairment	—	—	—	—	4	4	—	4
Capital Expenditures	6,216	20	3,093	721	9	10,061	2	10,064
R&D Expenses	2,406	295	265	437	39	3,444	—	3,444
Number of employees (p)	19,927	204	7,400	881	205	28,617	63	28,680

For the three months ended December 31, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	48,842	2,451	26,155	8,916	923	87,286	—	87,286
Intersegment	74	59	-3	-1	1,043	1,174	-1,174	—
Total	48,915	2,510	26,152	8,915	1,968	88,460	-1,174	87,286
Operating expenses	29,471	2,209	20,433	7,040	1,513	60,666	-637	60,029
Operating income	19,444	302	5,719	1,876	453	27,793	-536	27,257
Operating income ratio	39.8%	12.0%	21.9%	21.0%	23.0%	31.4%	—	31.2%
Assets	205,710	7,502	98,581	18,417	4,432	334,643	22,323	356,966
Depreciation	5,169	27	1,654	225	13	7,090	13	7,103
Loss on impairment	—	—	—	—	320	320	—	320
Capital Expenditures	11,386	88	2,508	796	296	15,077	—	15,077
R&D Expenses	2,109	263	671	256	2	3,302	—	3,302
Number of employees (p)	15,949	188	6,847	713	305	24,002	50	24,052

Ref : Differences between the 3rd quarter of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	7,627	-205	3,651	1,279	-711	11,643	-	11,643
Variance(%)	15.6%	-8.4%	14.0%	14.3%	-77.0%	13.3%	-	13.3%
Intersegment	29	8	1	1	-349	-311	311	-
Total	7,658	-197	3,652	1,280	-1,062	11,332	311	11,643
Operating expenses	6,420	-13	4,370	1,069	-417	11,429	256	11,683
Operating income	1,237	-184	-717	210	-643	-97	55	-41
Variance(%)	6.4%	-60.9%	-12.5%	11.2%	-	-0.3%	-	-0.2%
Assets	61,705	181	12,147	2,951	-1,984	75,000	-8,489	66,512
Depreciation	2,244	5	95	75	-2	2,418	6	2,425
Loss on impairment	-	-	-	-	-316	-316	-	-316
Capital Expenditures	-5,170	-68	585	-75	-287	-5,016	-	-5,013
R&D Expenses	297	32	-406	181	37	142	-	142
Number of employees (p)	3,978	16	553	168	-100	4,615	13	4,628

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the necessity of classified disclosure for both Crystal and Service has decreased due to the decline of sales and profits by the Company's re-organization :

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

(2) Formerly the company's business segment classification was as follows:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

(3) The business results for the three months ended Dec.31, 2005 according to the former business segment are as follows:

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consoli -dated
Net sales:									
To outside customers	48,842	2,451	26,155	8,916	443	480	87,286	–	87,286
Intersegment	74	59	-3	-1	10	1,033	1,174	-1,174	–
Total	48,915	2,510	26,152	8,915	454	1,514	88,460	-1,174	87,286
Operating expenses	29,471	2,209	20,433	7,040	174	1,339	60,666	-637	60,029
Operating income	19,444	302	5,719	1,876	278	175	27,793	-536	27,257
Operating income ratio	39.8%	12.0%	21.9%	21.0%	61.2%	11.6%	31.4%	–	31.2%
Assets	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
Depreciation	5,169	27	1,654	225	0	13	7,090	13	7,103
Loss on impairment	–	–	–	–	320	–	320	–	320
Capital Expenditures	11,386	88	2,508	796	293	3	15,077	–	15,077
R&D Expenses	2,109	263	671	256	2	–	3,302	–	3,302
Number of employees (p)	15,949	188	6,847	713	93	212	24,002	50	24,052

*Elimi. or corp. : Eliminations or corporate

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Dec. 31, 2006 and 2005 are as follows:

<u>2006</u> 758 million Yen <u>2005</u> 525 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2006 and 2005 are as follows:

<u>2006</u> 33,181 million Yen <u>2005</u> 28,776 million Yen

2. Geographic Segments

For the three months ended December 31, 2006

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	68,434	9,279	13,417	7,799	98,929	–	98,929
Intersegment	6,691	74	150	41,204	48,118	-48,118	–
Total	75,125	9,354	13,567	49,002	147,047	-48,118	98,929
Operating expenses	65,581	8,921	11,497	35,150	121,150	-49,438	71,712
Operating income	9,543	432	2,069	13,852	25,897	1,319	27,216
Operating income ratio	12.7%	4.6%	15.3%	28.3%	17.6%	–	27.5%
Assets	175,142	13,879	81,580	211,728	482,330	-58,851	423,478

For the three months ended December 31, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	61,326	9,025	10,243	6,692	87,286	–	87,286
Intersegment	6,931	91	173	33,234	40,430	-40,430	–
Total	68,257	9,115	10,416	39,926	127,716	-40,430	87,286
Operating expenses	58,675	8,503	8,849	26,293	102,320	-42,291	60,029
Operating income	9,582	613	1,568	13,633	25,396	1,862	27,257
Operating income ratio	14.0%	6.7%	15.1%	34.1%	19.9%	–	31.2%
Assets	172,257	21,002	51,118	148,290	392,669	-35,703	356,966

Ref: Differences between the 3rd quarter of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	7,108	254	3,174	1,107	11,643	-	11,643
Variance(%)	11.6%	2.8%	31.0%	16.5%	13.3%	-	13.3%
Intersegment	-240	-17	-23	7,970	7,688	-7,688	-
Total	6,868	239	3,151	9,076	19,331	-7,688	11,643
Operating expenses	6,906	418	2,648	8,857	18,830	-7,147	11,683
Operating income	-39	-181	501	219	501	-543	-41
Variance(%)	-0.4%	-29.5%	32.0%	1.6%	2.0%	-	-0.2%
Assets	2,885	-7,123	30,462	63,438	89,661	-23,148	66,512

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc., including South Africa
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc., including Australia

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Dec. 31, 2006 and 2005 are as follows:

   2006 658 million Yen   2005 455 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Dec. 31, 2006 and 2005 are as follows:

   2006 30,956 million Yen   2005 69,332 million Yen

3. Sales to Foreign Customers

For the three months ended December 31, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,139	13,957	29,754	1	54,851
Total Consolidated Net Sales (B)					98,929
Overseas Sales ratio (A/B)	11.2%	14.1%	30.1%	0.0%	55.4%
Regional Sales ratio	20.3%	25.4%	54.3%	0.0%	100.0%

For the three months ended December 31, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,025	10,747	23,502	2	44,275
Total Consolidated Net Sales (B)					87,286
Overseas Sales ratio (A/B)	11.5%	12.3%	26.9%	0.0%	50.7%
Regional Sales ratio	22.6%	24.3%	53.1%	0.0%	100.0%

Ref: Differences between the 3rd quarter of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	1,114	3,210	6,252	-1	10,576
Total Consolidated Net Sales (B)					11,643
Overseas Sales ratio (A/B)	11.1%	29.9%	26.6%	—	23.9%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc., including South Africa
Asia: Singapore, Thailand, Republic of Korea, Taiwan, etc., including Australia
Other: Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (Unaudited)

Millions of yen, (%), [%]

Business Category	Three months ended Dec. 31, 2006		Three months ended Dec. 31, 2005		Variance Amount	Variance %	Three months ended Sep.30, 2006	
Electro-Optics								
Domestic	24,410	(43.2)	23,393	(47.9)	1,017	4.3	24,536	(42.9)
Overseas	32,059	(56.8)	25,449	(52.1)	6,610	26.0	32,597	(57.1)
total	56,469	[57.1]	48,842	[56.0]	7,627	15.6	57,134	[57.7]
Photonics								
Domestic	1,050	(46.7)	1,400	(57.1)	-350	-25.0	1,416	(63.7)
Overseas	1,196	(53.3)	1,051	(42.9)	145	13.8	806	(36.3)
total	2,246	[2.3]	2,451	[2.8]	-205	-8.4	2,223	[2.2]
Information Technology								
Domestic	25,460	(43.4)	24,792	(48.3)	668	2.7	25,953	(43.7)
Overseas	33,255	(56.6)	26,500	(51.7)	6,755	25.5	33,404	(56.3)
total	58,716	[59.4]	51,293	[58.8]	7,423	14.5	59,357	[59.9]
Vision Care								
Domestic	8,577	(28.8)	8,811	(33.7)	-234	-2.7	9,365	(32.3)
Overseas	21,229	(71.2)	17,344	(66.3)	3,885	22.4	19,620	(67.7)
total	29,806	[30.1]	26,155	[30.0]	3,651	14.0	28,985	[29.3]
Health Care								
Domestic	9,835	(96.5)	8,565	(96.1)	1,270	14.8	10,131	(97.2)
Overseas	360	(3.5)	350	(3.9)	10	2.9	292	(2.8)
total	10,195	[10.3]	8,916	[10.2]	1,279	14.3	10,423	[10.5]
Eye Care								
Domestic	18,412	(46.0)	17,377	(49.5)	1,035	6.0	19,496	(49.5)
Overseas	21,589	(54.0)	17,693	(50.5)	3,896	22.0	19,912	(50.5)
total	40,001	[40.4]	35,070	[40.2]	4,931	14.1	39,408	[39.8]
Others								
Domestic	205	(96.7)	842	(91.2)	-637	-75.7	274	(87.3)
Overseas	7	(3.3)	81	(8.8)	-74	-91.4	40	(12.7)
total	212	[0.2]	923	[1.0]	-711	-77.0	314	[0.3]
Total Net Sales								
Domestic	44,078	(44.6)	43,011	(49.3)	1,067	2.5	45,723	(46.1)
Overseas	54,851	(55.4)	44,275	(50.7)	10,576	23.9	53,356	(53.9)
Total	98,929	[100.0]	87,286	[100.0]	11,643	13.3	99,079	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

(5) HOYA and PENTAX Reach Basic Understanding for Management Integration

TRANSLATION OF JAPANESE ORIGINAL

HOYA CORPORATION
Hiroshi Suzuki, President and CEO
(TSE code: 7741)

PENTAX Corporation
Fumio Urano, President & CEO
(TSE code: 7750)

HOYA and PENTAX Reach Basic Understanding for Management Integration

[TOKYO December 21, 2006] HOYA CORPORATION (HOYA) and PENTAX Corporation (PENTAX) announced today that they have reached a basic understanding aimed at a management integration of the two companies, expected to be completed on October 1, 2007. The new company s name will be HOYA PENTAX HD Corporation. Under a corporate center with strategic planning functions, the new company will realign the business areas of HOYA and PENTAX. HOYA and PENTAX have recognized that they are the best possible business partners to establish a solid business structure that draws on their respective strengths. Through this management integration, the planned new structure will allow the new company to swiftly allocate significant management resources to develop strategic business areas, aiming at accelerating future growth.

Important Notice to U.S. Investors

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court s judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

1. Purpose of Management Integration

In an integration of equals, HOYA and PENTAX aim to enhance customer and shareholder value. The parties aim to achieve this through the establishment of a solid management foundation that will draw on the complementary managerial resources of the two companies to create synergies and accelerate business growth.

The common core technological platform for HOYA and PENTAX is grounded in optics, imaging and materials. Using this core platform, the two companies aim to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenue from the information technology and eye care areas will support the life care area to achieve strategic growth. In addition, vertical integration of the optics areas will lead to qualitative structural reform and further strengthen competitiveness.

The divisions of the new company are expected to be as follows:

- **Life care area:** (Major products include: endoscopes, medical accessories, new ceramics, and intraocular lenses) Life care is positioned as a strategic growth area. HOYA and PENTAX will pursue business development in the minimally invasive medical area where future demand is expected to grow. The newly integrated company will operate in areas which range from diagnostic to treatment fields, such as minimally invasive diagnosis using endoscopes and treatment using endoscopes and ancillary surgical devices, and will focus on globally cultivating bionic material markets including new ceramics and intraocular lenses. In addition, HOYA and PENTAX will enhance product development capabilities through aggressive research and development and mergers and acquisitions strategies and will strengthen sales and marketing structures in Japan and overseas. Through these measures, HOYA and PENTAX aim to double the size of their life care business.
- **Optics area:** (Major products include: optical glass and lenses, digital camera modules, micro-lenses, etc.) HOYA and PENTAX will vertically integrate the design, materials, lenses, processing and module groups in the optics area, which is expected to lead to qualitative structural reform and further strengthen competitiveness. HOYA and PENTAX will mutually utilize their respective manufacturing sites and customer bases, in order to secure a competitive edge against newly emerging Asian players and strongly position themselves for sustainable growth in the face of structural change in the optics industry.
- **Information technology area:** (Major products include: mask blanks, glass disk substrates, etc.) This is a core earnings driver where HOYA has secured a leading market position globally. The integrated company aims to further strengthen competitiveness and growth in this area.
- **Eye care area:** (Major products include: eyeglass lenses, contact lenses) Stable earnings growth is expected in this business. Positioning this business as another core earnings driver, the new company will continue to further strengthen competitiveness and further grow this business area.
- **Imaging systems area:** (Major products include: digital cameras, binoculars, etc.) In order to enhance business value, the new company will differentiate its offerings by specializing in high-value added products with unique technology and will focus on areas where it has a competitive edge. This area will be positioned as a foundation for development of new optical-related equipment and is expected to diversify into the life care and security business areas.

- **New areas, other areas:** (Major products include: business systems equipment, survey equipment, etc.) HOYA and PENTAX seek to invest aggressively in areas where they see future earnings growth opportunities. At the same time, they will focus on selected business areas to improve efficiency and to achieve optimal usage of managerial resources.

2. Background to the Management Integration Plan

HOYA started as an optical glass manufacturer. Since its inception, the company has been diversifying its business by leveraging its optical materials technologies and precision processing technologies. HOYA has successfully built global niche market positions through its aggressive technological innovation and has established leadership in its areas of expertise, resulting in strong earnings. In the information technology area, HOYA has maintained a leading position globally for its semiconductor-related mask blanks and glass disk substrates for hard disk drives, and it is positioned as one of the leading manufacturers in optical glass and lenses. The company has also established a leading position in the eye care area, including in eyeglass lenses. HOYA continues to cultivate new business areas, in particular medical-related areas which are positioned as mid-to long-term core growth drivers, and has initiated global business development of intraocular lenses used for the surgical treatment of cataracts.

PENTAX s expertise stems from its long-accumulated know-how attained through the development and manufacturing of cameras and lenses. The company has successfully adapted its optical design and image processing technology for use in a variety of product areas and has developed businesses based on this optical technology. In the life care business, PENTAX has made early progress in developing a leading global position in the production of endoscopes, and it is also marketing globally various other products such as medical accessories and new ceramics for bone grafts. In its optical components business, PENTAX has leveraged its competitive edge in advanced optical technologies, where its major products include digital camera modules and DVD/CD convertible pickup lenses. PENTAX has also built a strong global brand in its imaging systems division, and the company has positioned the life care area as the focus for its mid-to long-term growth strategy. PENTAX has been working to ensure earnings improvement and company-wide growth through mergers and acquisitions, alliances and aggressive research and development activities.

While the market for advanced medical products has been growing globally with further growth expected, competition has also been intensifying. HOYA and PENTAX have been developing advanced medical products including endoscope diagnostics, minimally invasive surgical technologies, and bionic materials including new ceramics and intraocular lenses. In order to continue delivering growth in this market, it is critical that HOYA and PENTAX leverage their respective competitive advantages and make aggressive investments through mergers and acquisitions and research and development, as well as establish global sales and marketing networks at the earliest possible stage.

Significant structural changes have occurred in optical equipment and related materials since the emergence of digital cameras. Competitors in Asia have grown rapidly and are expected to continue gaining market share through low price campaigns and increasing the added value of their products. Along with existing camera manufacturers, home appliance makers have also entered the digital camera market, further intensifying competition in this segment. In order to maintain growth capabilities, cost competitiveness must be strengthened by lowering production costs and focusing on unique, high-end products. Measured structural change is necessary to ensure differentiation in this environment.

Based on the recognition that HOYA and PENTAX are the best possible business partners to establish a solid business structure that draws on their respective strengths, the two companies have reached a basic understanding aimed at management integration. Through this management integration, the planned new structure will allow the integrated company to swiftly allocate significant management resources to develop strategic business areas, aiming at future growth.

3. Method of Management Integration

Under the terms of the basic understanding announced today HOYA will be the surviving company.

4. Management Integration Timing

The merger of the two companies is planned to become effective as of October 1, 2007.

5. New Company Name

After the management integration, the new company will be named HOYA PENTAX HD Corporation.

6. New Company Structure

(1) Corporate Governance

The integrated firm will be managed through a committee system under Japanese Company Law to ensure strong corporate governance. The board will consist of 10 directors, five of whom will be non-executive directors, further reinforcing management transparency. Three of the executive directors will be appointed from HOYA and the others from PENTAX.

Fumio Urano (current PENTAX President & CEO) will become Chairman of the Board and Hiroshi Suzuki (current HOYA President and CEO) will become President & CEO.

(2) Organizational Structure

The structure of the integrated firm will be based on the concept of a small headquarters with empowered business divisions. Allowing for an appropriate transition period, the new company is expected to have a corporate center with strategic planning functions and the business divisions outlined below. Moreover, the newly integrated company will continue to make the best possible use of the respective brands of both HOYA and PENTAX.

- **Life care area:** Combining HOYA s medical division and PENTAX s life care division
- **Optics area:** Combining HOYA s optics division and PENTAX s optical components division
- **Information technology area:** The remaining business after separating HOYA s optics division from the electro-optics area
- **Eye care area:** The remaining business after separating HOYA s medical division from the eye care division
- **Imaging systems area:** Continuing PENTAX s imaging systems division
- **New areas, other areas:** Continuing other existing divisions
- **Research and development:** Integrating HOYA s research and development center and PENTAX s research and development division

7. Merger Ratio

Each shareholder of PENTAX common stock will be allotted 0.158 shares of HOYA common stock per PENTAX share.

In order to achieve fairness, the parties received advice from third party advisers in respect of the determination of the merger ratio. HOYA was advised by UBS Securities Japan Ltd. (UBS Investment Bank), and PENTAX was advised by Morgan Stanley Japan Securities Co., Ltd., (Morgan Stanley) for the basis of the merger ratio calculation. Both companies have discussed the results presented by the financial advisors, and settled at the ratio announced today.

Both financial advisors used a combination of average market price analysis, discounted cash flow analysis, comparable trading multiples analysis and other methods, respectively, to calculate the merger ratio.

Based on these analyses, HOYA obtained a fairness opinion from UBS Investment Bank, and PENTAX from Morgan Stanley, regarding the merger ratio from a financial point of view.

Neither UBS Investment Bank nor Morgan Stanley are related parties of HOYA and PENTAX.

This ratio is subject to change if there is a material change in the conditions which were used as fundamentals in the calculation.

8. Schedule

HOYA and PENTAX intend to continue discussions to conclude a definitive agreement on the management integration in early April 2007. The expected schedule is outlined below. However, as discussions proceed, if exceptional circumstances arise, the two companies may decide to change the schedule or the method of integration in their effort to achieve management integration.

(1) Early April 2007: Signing of definitive agreement
(2) Middle of June 2007: HOYA will hold an Annual General Meeting of Shareholders where it will seek approval for proposed changes in the company articles of incorporation and the board of directors
(3) End of June 2007: PENTAX will hold an Annual General Meeting of Shareholders where shareholders will be asked to approve the merger agreement
(4) October 1, 2007: Effective merger date
(5) TBA: Delivery to PENTAX shareholders of shares in the new company

Under Article 796, Clause 3, of the Japanese Company Law, HOYA is not required to receive shareholders approval for the merger.

9. Structure for Proceeding with the Management Integration

HOYA and PENTAX will form an integration committee, co-chaired by Fumio Urano, President & CEO of PENTAX, and Hiroshi Suzuki, President and CEO of HOYA, to ensure swift and smooth integration of the management and operations of the newly integrated company. The integration committee will review the administrative systems of each company, aiming at creating a best-practice administrative system for the newly integrated company.

10. Accounting Policies

Accounting treatment associated with the merger will be disclosed when definitively determined. The exact amount of goodwill, the probability of accrual, and the amortization period have yet to be determined, and will be disclosed in due course.

11. Expected Impact on Earnings Forecasts as a Result of Merger

The newly integrated company aims to strengthen the competitiveness of each business area and to maintain the rate of growth of corporate value.

12. Other

The newly integrated company will continue the listing status of HOYA on the First Section of the Tokyo Stock Exchange. Information regarding the new company headquarters, total assets, paid-in capital, the number of shares newly issued upon the merger, and treatment of warrants and convertible bonds issued by PENTAX, will be provided when such matters are determined.

13. Overview of the Integrating Companies (as of September 30, 2006, non consolidated basis)

(1)	Company Name	HOYA CORPORATION (merging company)	PENTAX Corporation (company to be merged)
(2)	Areas of Business	Manufacturing and sales of electro-optics, eye care, and health care products	Manufacturing and sales of life care, imaging systems, and optical component products
(3)	Established	August 23, 1944	December 17, 1938
(4)	Headquarters	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo	2-36-9 Maeno-cho, Itabashi-ku, Tokyo
(5)	Representative	Hiroshi Suzuki, President & CEO	Fumio Urano, President & CEO
(6)	Paid-in Capital	6,264 million yen	7,510 million yen
(7)	Shares Outstanding	435,017,020	127,697,952
(8)	Shareholders Equity	102,330 million yen	40,088 million yen
(9)	Total Assets	236,504 million yen	119,570 million yen
(10)	Fiscal Year End:	March 31	March 31
(11)	Number of Employees	3,338 (27,974 on a consolidated basis)	1,336 (5,651 on a consolidated basis)
(12)	Major Business Partners	DAI NIPPON PRINTING CO., LTD. Sony Corporation Others	CASIO COMPUTER CO., LTD SANYO Electric Co., Ltd. Others
(13)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (in trust): 7.23% The Master Trust Bank of Japan, Ltd. (in trust): 5.35% The Chase Manhattan Bank N.A., London: 3.54% State Street Bank and Trust Company: 3.36% State Street Bank and Trust Company 505103: 3.17% The Dai-Ichi Mutual Life Insurance Company: 2.65% Nippon Life Insurance Company: 2.29% Mamoru Yamanaka: 2.07% The Chase Manhattan Bank 385036: 1.96% The Chase Manhattan Bank N.A., London SL Omnibus account 1.78%	HSBC Fund Services Sparx Asset Management Corporated: 11.44% Japan Trustee Services Bank, Ltd. (in trust): 8.66% The Master Trust Bank of Japan, Ltd. (in trust): 5.15% Mizuho Corporate Bank, Ltd.: 4.77% Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.: 3.91% State Street Bank and Trust Company: 3.76% Resona Bank, Ltd.: 2.42% Asahi Mutual Life Insurance Co.: 2.42% The Ashikaga Bank, Ltd.: 2.19% Nippon Life Insurance Company: 2.16%
(14)	Main Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.	Mizuho Corporate Bank, Ltd. Resona Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15)	Relationships between Integrating Companies	Capital relationships	N/A
		Personal relationships	N/A
		Business relationships	The two companies have business in some product areas.
		Relationships between people concerned	N/A

(16) Results for the past three years (non consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	183,771	224,608	248,195	104,665	98,057	108,312
Operating Income (million yen)	28,341	35,131	29,746	5,728	2,647	2,001
Ordinary Income (million yen)	33,610	46,536	44,788	4,632	2,736	3,976
Net Income (million yen)	15,558	24,967	22,062	2,012	2,499	830
Net Income per Share (million yen)	34.56	56.38	50.14	15.59	19.84	6.71
Dividend per Share (yen)	25.00	37.50	60.00	3.00	4.50	6.00
Shareholders Equity per Share (yen)	322.68	357.59	222.01	285.40	302.02	320.24

(17) Results for the past three years (consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	271,443	308,172	344,228	134,493	133,558	142,211
Operating Income (million yen)	68,166	84,920	101,095	6,937	3,586	2,985
Ordinary Income (million yen)	66,554	89,525	103,637	5,375	3,396	3,260
Net Income (million yen)	39,548	64,135	75,620	3,089	3,526	805
Net Income per Share (million yen)	87.74	144.71	171.71	24.37	28.23	6.50
Shareholders Equity per Share (yen)	491.90	623.59	648.87	254.97	280.48	305.79

Note: For HOYA, the net income per share, dividend per share and shareholders equity per share have been revised to reflect a 4 for 1 split of the companys common stock that took effect from November 15, 2005.

ENDS

For enquiries, please contact:

HOYA CORPORATION: Akiko Maeyama, Corporate Communications, Phone: +813-3952-1160
PENTAX Corporation: Jiro Okamura, Investor Relations and Public Relations Dept., Phone: +813-3960-2698
Gavin Anderson & Company: Deborah Hayden/Minako Hattori, Phone: +813-6404-0640

HOYA

2007(平成19)年3月期 第3四半期及び9ヶ月累計 連結決算参考資料

Fact Book 2007 – Consolidated – 3rd Quarter:
Three months & Nine months ended December 31, 2006

目 次 ・ Table of contents

1. 経営成績 ・ Results of Operations ······ 1
2. 収益性 ・ Profitability ······ 2
3. 利益状況 ・ Profits
4. 事業の種類別セグメント情報〔売上高構成比率〕
 ・ Business Segment Information (Share of net sales) ······ 3
5. 所在地別セグメント情報〔売上高構成比率〕
 ・ Geographical Segment Information (Share of net sales)
6. 第3四半期 事業の種類別セグメント情報〔成長性と収益性〕
 ・ 3Q Sales Growth and Profitability by Business Segment ······ 4
7. 第3四半期 所在地別セグメント情報〔成長性と収益性〕
 ・ 3Q Sales Growth and Profitability by Geographical Segment
8. 事業の種類別営業利益率
 ・ Business Segment Information (Operating margin) ······ 5
9. 顧客所在地別売上高構成比率
 ・ Sales to Domestic and Foreign Customers ······ 6
10. 財政状態 ・ Condition of Assets
11. 株主状況 ・ Shareholders ······ 7
12. 1株当り収益性および配当金
 ・ Profitability per Share & Cash Dividends
13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率
 ・ PER, PCFR, PBR ······ 8
14. 株価・出来高の推移
 ・ Common Stock Price Range and Trading Volume
15. 設備投資 ・ Capital Expenditure ······ 9
16. 研究開発費 ・ Research and Development Expenses
17. 手元流動性 ・ Liquidity ······ 10
18. 有利子負債 ・ Interest-bearing Debt
19. 棚卸資産 ・ Inventories ······ 11
20. 人員 ・ Number of Employees
21. 9ヶ月 事業の種類別セグメント情報〔成長性と収益性〕
 ・9 months Sales Growth and Profitability by Business Segment ······ 12
22. 9ヶ月 所在地別セグメント情報〔成長性と収益性〕
 ・9 months Sales Growth and Profitability by Geographical Segment
23. 〔参考〕グループ連結経営 ・ HOYA's Global Group Management ··· 13

※ 本資料に含まれる1株当たりデータおよび株価につきましては、平成17年11月15日付けで行なった1対4の株式分割を反映し、遡及修正して表示しております。
Per share data and stock price shown in this report have been retroactively adjusted reflecting four for one stock split effective on November 15, 2005.

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
売上高・Net Sales
営業利益率・Operating Margin


中間推移(Interim Transition)
経常利益率・Ordinary Income Ratio


四半期推移(Quarter Transition)
当期純利益率・Return on Sales =ROS


4-12月推移 (Apr.-Dec.)

	2003.3.	2004.3.	2005.3	2006.3	2007.3E
売上高・Net Sales	246,293	271,443	308,172	344,228	384,500
営業利益率・Operating Margin	21.5%	25.1%	27.6%	29.4%	27.8%
経常利益率・Ordinary Income Ratio	20.7%	24.5%	29.1%	30.1%	26.4%
当期純利益率・Return on Sales =ROS	8.1%	14.6%	20.8%	22.0%	21.6%

	2004.9	2005.9.	2006.9.
売上高・Net Sales	153,447	166,738	191,697
営業利益率・Operating Margin	28.8%	29.9%	28.9%
経常利益率・Ordinary Income Ratio	30.5%	32.6%	26.5%
当期純利益率・Return on Sales =ROS	21.4%	23.4%	23.2%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE
売上高・Net Sales	74,961	78,486	77,786	76,938	81,777	84,961	87,286	90,204	92,618	99,079	98,929	93,874
営業利益率・Operating Margin	28.1%	29.4%	27.8%	24.9%	30.6%	29.1%	31.2%	26.7%	29.4%	28.4%	27.5%	26.0%
経常利益率・Ordinary Income Ratio	29.8%	31.1%	28.7%	26.6%	33.6%	31.7%	31.1%	24.4%	27.1%	25.9%	25.4%	27.1%
当期純利益率・Return on Sales =ROS	21.6%	21.2%	20.7%	19.6%	24.9%	21.9%	23.1%	18.3%	23.2%	23.1%	20.2%	19.9%

	2005.4-12	2006.4-12
売上高・Net Sales	254,024	290,626
営業利益率・Operating Margin	30.3%	28.4%
経常利益率・Ordinary Income Ratio	32.1%	26.1%
当期純利益率・Return on Sales =ROS	23.3%	22.1%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2007-3Q」は、2007年(平成19年)3月期の第3四半期(2006年10月1日から2006年12月31日まで)の3ヶ月間の経営成績あるいは2006年12月31日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Dec. 31, 2006 or condition of finance as of Dec. 31, 2006 in 2007-3Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…63社

主要会社名:

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…4社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲:前期末(平成18年3月末)との比較…1社増

・買収により1社増加 HOYA HILL OPTICS SA (PTY) LTD (南アフリカ)
・設立により1社増加 HOYA LENS INDIA PRIVATE LIMITED(インド)
・合併により1社減少 HOYA CRYSTAL, INC(米国)

②会計処理の方法：事業の種類別セグメントと情報における事業区分を変更しております。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 63 companies

Major consolidated subsidiaries :

<overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.

<Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.

2. Number of affiliates : 4 companies

(Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2006

1. Changes in scope of consolidation and application of the equity method

Scope of consolidation : 1 company increased

1 company increased due to acquisition: HOYA HILL OPTICS SA (PTY) LTD (South Africa)
1 company increased due to establishment: HOYA LENS INDIA PRIVATE LIMITED (India)
1 company decreased due to the merger to the other subsidiaries: HOYA CRYSTAL, INC (USA)

2. Changes in accounting policy :

The company has changed its classification of industry segments.

参考	当第3四半期(平成19年3月期) as of December 31, 2006	前期(平成18年3月期) as of March 31, 2006	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	63 (do 5 , os 58)	62 (do 5 , os 57)	+1 (do — , os +1)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	4 (do 4 , os —)	5 (do 5 , os —)	−1 (do −1 , os —)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	67	67	—

※. do : 国内・domestic 、os : 海外・overseas

2. 収益性・Profitability (円・¥)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4-12月推移 (Apr.-Dec.)
一株当たり当期純利益・Earnings Per Share=EPS
総資産経常利益率・Ordinary Income/Total Assets
自己資本当期純利益率・ROE
総資産当期純利益率・Return on Assets =ROA

	2003.3.	2004.3.	2005.3	2006.3	2007.3E
一株当たり当期純利益・EPS	42.77	87.74	144.71	171.71	192.66
自己資本当期純利益率・ROE	9.0%	17.8%	25.8%	27.1%	26.0%
総資産経常利益率・Ordinary Income/Total Asset	18.4%	23.6%	27.9%	29.1%	25.1%
総資産当期純利益率・Return on Assets =ROA	7.3%	14.0%	20.0%	21.2%	20.6%

	2004.9	2005.9	2006.9.
一株当たり当期純利益・EPS	74.73	87.47	103.08
自己資本当期純利益率・ROE	14.0%	13.4%	14.8%
総資産経常利益率・Ordinary Income/Total Asset	15.3%	14.6%	13.1%
総資産当期純利益率・Return on Assets =ROA	10.8%	10.5%	11.4%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE
一株当たり当期純利益・EPS	37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92	53.16	46.32	43.22
自己資本当期純利益率・ROE	7.2%	6.9%	6.3%	5.6%	7.2%	6.3%	7.1%	6.1%	7.6%	7.5%	6.0%	5.3%
総資産経常利益率・Ordinary Income/Total Asset	7.7%	8.0%	6.9%	6.0%	7.8%	7.2%	7.3%	6.1%	6.7%	6.4%	6.0%	5.9%
総資産当期純利益率・Return on Assets =ROA	5.6%	5.4%	5.0%	4.4%	5.8%	5.0%	5.4%	4.6%	5.7%	5.7%	4.7%	4.3%

	2005.4-12	2006.4-12
一株当たり当期純利益・EPS	133.64	149.40
自己資本当期純利益率・ROE	22.0%	20.7%
総資産経常利益率・Ordinary Income/Total Asset	23.0%	19.4%
総資産当期純利益率・Return on Assets =ROA	16.7%	16.4%

3. 利益状況・Profits (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4-12月推移 (Apr.-Dec.)
営業利益・Operating Profit
経常利益・Ordinary Income
当期純利益・Net Income
平均為替レート・Exchange rate(¥/US$)
EURO平均為替レート・Exchange rate(¥/EURO)

	2003.3.	2004.3.	2005.3	2006.3	2007.3E
営業利益・Operating Profit	52,982	68,166	84,920	101,095	107,000
経常利益・Ordinary Income	50,874	66,554	89,525	103,637	101,400
当期純利益・Net Income	20,037	39,548	64,135	75,620	83,000
平均為替レート・Exchange rate(¥/US$)	121.20	112.76	107.60	113.93	115.86
EURO平均為替レート・Exchange rate(¥/EURO)	121.48	132.65	135.73	138.13	149.14

	2004.9	2005.9	2006.9.
営業利益・Operating Profit	44,128	49,795	55,366
経常利益・Ordinary Income	46,771	54,439	50,839
当期純利益・Net Income	32,894	38,985	44,398
平均為替レート・Exchange rate(¥/US$)	110.32	110.36	115.33
EURO平均為替レート・Exchange rate(¥/EURO)	133.67	135.74	146.74

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE
営業利益・Operating Profit	21,081	23,047	21,652	19,138	25,055	24,740	27,257	24,043	27,240	28,126	27,216	24,418
経常利益・Ordinary Income	22,366	24,404	22,314	20,440	27,465	26,974	27,162	22,036	25,139	25,700	25,148	25,413
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	22,899	19,963	18,637
平均為替レート・Exchange rate(¥/US$)	109.62	111.02	104.52	105.25	108.36	112.35	117.83	117.16	113.97	116.69	117.76	115.00
EURO平均為替レート・Exchange rate(¥/EURO)	132.47	134.87	137.95	137.62	135.25	136.23	140.14	140.92	144.55	148.92	153.08	150.00

	2005.4-12	2006.4-12
営業利益・Operating Profit	77,052	82,582
経常利益・Ordinary Income	81,601	75,987
当期純利益・Net Income	59,105	64,362
平均為替レート・Exchange rate(¥/US$)	112.85	116.14
EURO平均為替レート・Exchange rate(¥/EURO)	137.20	148.85

4. 事業の種類別セグメント情報〔売上高構成比率〕・Business Segment Information (Share of net sales)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4-12月推移 (Apr.-Dec.)
Electro-Optics
Photonics
Vision Care
Health Care
Other

		2003.3.	2004.3.	2005.3	2006.3	2007.3E	2004.9	2005.9.	2006.9.	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE	2005.4-12	2006.4-12
情報通信分野	Electro-Optics	45.3%	49.8%	53.8%	55.4%	56.8%	53.8%	54.8%	57.1%	53.5%	54.1%	54.3%	53.2%	54.5%	55.1%	56.0%	55.8%	56.4%	57.7%	57.1%	55.8%	55.2%	57.1%
(Information Technology)	Photonics	2.2%	1.5%	3.5%	2.9%	2.2%	3.8%	3.1%	2.4%	3.8%	3.7%	3.3%	3.1%	3.2%	2.9%	2.8%	2.8%	2.6%	2.2%	2.3%	1.8%	3.0%	2.4%
アイケア分野	Vision Care	38.3%	36.2%	30.8%	30.4%	30.3%	30.4%	30.2%	29.7%	30.5%	30.3%	30.6%	31.8%	30.4%	30.1%	30.0%	30.9%	30.2%	29.3%	30.1%	31.5%	30.2%	29.8%
(Eye Care)	Health Care	10.9%	10.4%	10.2%	10.3%	10.5%	10.3%	10.6%	10.5%	10.3%	10.3%	10.0%	10.2%	10.4%	10.7%	10.2%	9.9%	10.5%	10.5%	10.3%	10.6%	10.4%	10.4%
その他の事業 (Other Businesses)		3.3%	2.1%	1.7%	1.0%	0.2%	1.7%	1.3%	0.3%	1.9%	1.6%	1.8%	1.7%	1.5%	1.2%	1.0%	0.6%	0.3%	0.3%	0.2%	0.3%	1.2%	0.3%

5. 所在地別セグメント情報〔売上高構成比率〕・Geographical Segment Information (Share of net sales)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4-12月推移 (Apr.-Dec.)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2003.3.	2004.3.	2005.3	2006.3	2007.3E	2004.9	2005.9.	2006.9.	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE	2005.4-12	2006.4-12
北米・North America	14.5%	12.2%	10.0%	10.3%	9.5%	10.3%	10.1%	9.4%	10.8%	9.8%	9.9%	9.4%	9.9%	10.3%	10.3%	10.6%	9.8%	9.1%	9.4%	9.5%	10.2%	9.4%
欧州・Europe	13.2%	13.8%	11.0%	11.4%	13.1%	10.4%	11.0%	11.9%	10.7%	10.1%	11.5%	11.6%	11.1%	10.8%	11.7%	11.9%	12.1%	11.6%	13.5%	15.1%	11.2%	12.5%
アジア・Asia	4.8%	4.6%	4.1%	7.1%	8.0%	3.9%	5.6%	8.2%	3.9%	3.8%	3.9%	4.9%	5.7%	5.5%	7.7%	9.5%	8.2%	8.3%	7.9%	7.8%	6.3%	8.1%
日本・Japan	67.5%	69.4%	74.9%	71.2%	69.4%	75.4%	73.3%	70.5%	74.6%	76.3%	74.7%	74.1%	73.3%	73.4%	70.3%	68.0%	69.9%	71.0%	69.2%	67.6%	72.3%	70.0%

6. 第3四半期 事業の種類別セグメント情報〔成長性と収益性〕･3Q Sales Growth and Profitability by Business Segment



Oct 1～Dec. 31, 2006 VS Oct 1～Dec. 31, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・その他は省略
・Photonics and Other Businesses are omitted as they locate outside the map.
Consolidated Basis
ヘルスケア
Health Care
ビジョンケア
Vision Care
エレクトロオプティクス
Electro-Optics
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
20.0%
17.5%
15.0%
12.5%
10.0%
7.5%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Oct 1, 2006 - Dec. 31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	36.6%	15.6%
Photonics	5.1%	-8.4%
Vision Care	16.8%	14.0%
Health Care	20.5%	14.3%
Other Businesses	-21.0%	-77.0%
CONSOLIDATED	27.5%	13.3%

Oct 1, 2005 - Dec. 31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	39.8%	15.7%
Photonics	12.0%	-4.2%
Vision Care	21.9%	9.9%
Health Care	21.0%	14.2%
Other Businesses	23.0%	-34.0%
CONSOLIDATED	31.2%	12.2%

7. 第3四半期 所在地別セグメント情報〔成長性と収益性〕･3Q Sales Growth and Profitability by Geographical Segment



Oct 1～Dec. 31, 2006 VS Oct 1～Dec. 31, 2005
円の大きさは営業利益額・Size of circles shows the volume of operating profit.
Consolidated Basis
日本・Japan
欧州・Europe
アジア・Asia
北米・USA
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
170.0%
130.0%
90.0%
50.0%
10.0%
-30.0%
2.5%
7.5%
12.5%
17.5%
22.5%
27.5%
32.5%
37.5%

Oct 1, 2006 - Dec. 31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	12.7%	11.6%
北米・North America	4.6%	2.8%
欧州・Europe	15.3%	31.0%
アジア・Asia	28.3%	16.5%
CONSOLIDATED	27.5%	13.3%

Oct 1, 2005 - Dec. 31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	14.0%	5.5%
北米・North America	6.7%	17.0%
欧州・Europe	15.1%	14.4%
アジア・Asia	34.1%	123.6%
CONSOLIDATED	31.2%	12.2%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)



年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2002.3
2003.3.
2004.3
2005.3
2006.3
Electro-Optics

		2002.3	2003.3	2004.3	2005.3	2006.3
情報通信分野	Electro-Optics	27.3%	30.8%	33.4%	38.1%	39.1%
(Information Technology)	Photonics	-6.5%	-10.7%	-1.9%	8.1%	9.0%
アイケア分野	Vision Care	15.5%	16.0%	17.8%	18.0%	19.5%
(Eye Care)	Health Care	14.3%	19.0%	22.1%	22.7%	19.3%
その他の事業 (Other Businesses)		1.9%	2.0%	1.0%	2.4%	6.1%



中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2004.9
2005.9.
2006.9.
Photonics

	2004.9	2005.9.	2006.9.
Electro-Optics	39.7%	40.1%	38.3%
Photonics	12.9%	7.4%	6.8%
Vision Care	17.3%	18.7%	18.3%
Health Care	24.2%	24.4%	22.5%
Other Businesses	6.6%	1.5%	-5.8%



四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
2006-3Q
2006-4Q
2007-1Q
2007-2Q
2007-3Q
Vision Care
Health Care

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q
Electro-Optics	38.9%	40.5%	37.3%	35.5%	42.0%	38.3%	39.8%	36.8%	38.6%	38.1%	36.6%
Photonics	13.6%	12.2%	6.4%	-1.5%	9.7%	5.1%	12.0%	9.4%	8.2%	5.4%	5.1%
Vision Care	17.3%	17.4%	20.1%	17.2%	17.9%	19.6%	21.9%	18.7%	18.5%	18.1%	16.8%
Health Care	23.8%	24.6%	21.9%	20.6%	24.1%	24.8%	21.0%	7.6%	21.7%	23.3%	20.5%
Other Businesses	10.3%	2.8%	2.6%	-6.4%	2.3%	0.7%	23.0%	-2.0%	5.9%	-18.3%	-21.0%



4-12月推移 (Apr.-Dec.)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2005.4-12
2006.4-12
Other Businesses

	2005.4-12	2006.4-12
Electro-Optics	40.0%	37.7%
Photonics	8.9%	6.3%
Vision Care	19.8%	17.8%
Health Care	23.3%	21.8%
Other Businesses	8.0%	-10.5%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4-12月推移 (Apr.-Dec.)

	2002.3	2003.3.	2004.3	2005.3	2006.3
北米・North America	16.9%	14.9%	14.1%	14.1%	12.4%
欧州・Europe	16.2%	15.8%	14.8%	11.8%	12.0%
アジアおよびその他・Asia	10.7%	13.3%	16.5%	20.1%	25.2%
日本・Japan	56.2%	56.0%	54.6%	54.0%	50.4%

	2004.9	2005.9	2006.9.
北米・North America	14.9%	12.2%	11.7%
欧州・Europe	11.4%	11.5%	12.4%
アジアおよびその他・Asia	19.0%	23.3%	29.3%
日本・Japan	54.7%	53.0%	46.6%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q
北米・North America	15.3%	14.6%	14.0%	12.6%	11.6%	12.7%	11.5%	13.7%	12.4%	11.0%	11.2%
欧州・Europe	11.7%	11.1%	12.2%	12.2%	11.8%	11.3%	12.3%	12.4%	12.7%	12.2%	14.1%
アジアおよびその他・Asia	17.8%	20.1%	20.0%	22.3%	23.2%	23.4%	26.9%	27.2%	27.9%	30.7%	30.1%
日本・Japan	55.2%	54.2%	53.8%	52.9%	53.4%	52.6%	49.3%	46.7%	47.0%	46.1%	44.6%

	2005.4-12	2006.4-12
北米・North America	11.9%	11.5%
欧州・Europe	11.8%	13.0%
アジアおよびその他・Asia	24.6%	29.6%
日本・Japan	51.7%	45.9%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
自己資本・Owners' Equity
自己資本比率・Owners' Equity Ratio

(注) 「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)に基づき、2007年3月期より、「株主資本」に代えて「自己資本」を記載しております。「純資産」ではないのでご注意ください。

・Under a new accounting standard for presentation of Net Assets issued by Accounting Standards Board of Japan, shareholders' equity represents total owners' equity and valuation and translation adjustments. Subscription rights to shares and minority interests are excluded from owners' equity. Please note that owners' equity is not equal to net assets

	2003.3.	2004.3.	2005.3	2006.3	2007.3E
総資産・Total Assets	274,288	289,887	351,482	361,537	445,000
自己資本・Owners' Equity	224,218	218,978	277,889	279,480	360,000
自己資本比率・Owners' Equity Ratio	81.7%	75.5%	79.1%	77.3%	80.9%

	2004.9	2005.9.	2006.9.
総資産・Total Assets	319,944	391,768	417,361
自己資本・Owners' Equity	250,696	305,191	321,005
自己資本比率・Owners' Equity Ratio	78.4%	77.9%	76.9%

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6	2006.9.	2006.12.	2007.3E
総資産・Total Assets	293,699	319,944	329,739	351,482	352,588	391,768	356,966	361,537	391,972	417,361	423,478	445,000
自己資本・Owners' Equity	230,648	250,696	260,157	277,889	286,827	305,191	259,926	279,480	287,855	321,005	341,387	360,000
自己資本比率・Owners' Equity Ratio	78.5%	78.4%	78.9%	79.1%	81.3%	77.9%	72.8%	77.3%	73.4%	76.9%	80.6%	80.9%

11. 株主状況・Shareholders


年度推移(Annual Transition)


中間推移(Interim Transiton)


四半期末の推移(Quarter Transition)

株主数(名)・Number of Shareholders

外人持株比率・Ratio of Foreign Shareholders

(注1) 6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。

(注2) 2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する発行済株式総数が直前四半期末に比べ約378万株減少しています。

(注3) 2005年11月15日付で1株につき4株の割合で株式分割を行いました。

	2002.3	2003.3.	2004.3.	2005.3.	2006.3.
株主数(名)・Number of Shareholders	6,872	7,459	7,660	7,443	51,789
外人持株比率・Ratio of Foreign Shareholders	34.2%	38.1%	50.5%	55.6%	54.3%

2004.9	2005.9.	2006.9.
7,169	15,507	68,517
54.4%	54.5%	50.6%

2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.
7,584	7,169	6,813	7,443	7,410	15,507	16,323	51,789	51,789	68,517	68,462
52.1%	54.4%	54.4%	55.6%	55.6%	54.5%	54.5%	54.3%	54.3%	50.6%	50.6%

(資料：三菱UFJ信託銀行株式会社)

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)


4-12月推移 (Apr.-Dec.)

1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS　一株当たり当期純利益・EPS　1株当たり配当金・Cash Dividends Per Share　1株当たり純資産・Net Assets Per Share

	2003.3.	2004.3.	2005.3	2006.3	2007.3E
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	82.72	174.91	171.65	240.57	n/a
一株当たり当期純利益・EPS	42.77	87.74	144.71	171.71	192.66
1株当たり配当金・Cash Dividends Per Share	12.50	25.00	37.50	60.00	n/a
1株当たり純資産・Net Assets Per Share	486.29	491.90	623.59	648.87	834.82

2004.9	2005.9.	2006.9.
80.91	106.72	113.95
74.73	87.47	103.08
15.00	30.00	30.00
563.08	684.60	745.06

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE
23.19	57.32	28.30	62.37	39.85	66.86	39.10	95.87	32.66	81.29	46.28	n/a
37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92	53.16	46.32	43.22
-	-	-	-	-	-	-	-	-	-	-	-
518.14	563.08	584.13	623.59	643.63	684.60	604.09	648.87	668.33	745.06	791.55	834.82

2005.4-12	2006.4-12
176.33	160.23
133.64	149.40
-	-
604.09	791.55

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移 (Annual Transition)
株価収益率・PER


中間推移 (Interim Transition)
株価営業キャッシュフロー倍率・PCFR


四半期毎の推移 (Quarter Transition)
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)


4-12月推移 (Apr.-Dec.)

	2002.3	2003.3.	2004.3.	2005.3.	2006.3.
株価収益率・PER	44.5	41.8	28.9	20.4	27.7
株価営業キャッシュフロー倍率・PCFR	25.6	21.6	14.5	17.2	19.7
株価純資産倍率・PBR	4.8	3.7	5.2	4.7	7.3
期末株価・Stock Price(円・¥)	2,260	1,787	2,537	2,950	4,750

2004.9	2005.9.	2006.9.
38.6	43.1	43.2
35.7	35.3	39.0
5.1	5.5	6.0
2,887	3,770	4,450

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q
76.6	77.1	79.9	87.3	69.9	90.4	91.8	124.3	81.5	83.7	100.2
123.1	50.4	102.2	47.3	80.3	56.4	108.4	49.5	124.6	54.7	100.3
5.5	5.1	5.0	4.7	5.0	5.5	7.0	7.3	6.1	6.0	5.9
2,855	2,887	2,892	2,950	3,200	3,770	4,240	4,750	4,070	4,450	4,640

2005.4-12	2006.4-12
31.7	31.1
24.0	29.0
7.0	5.9
4,240	4,640

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume

1999年3月期 (Year ended March 1999)
最高値 H…3月(Mar.)¥7,180
最安値 L…10月(Oct.)¥3,640

2000年3月期 (Year ended March 2000)
最高値 H…3月(Mar)¥10,890
最安値 L…9月(Sep.)¥5,520

2001年3月期 (Year ended March 2001)
最高値 H…5月(May.)¥11,900
最安値 L…3月(Mar.)¥8,560

2002年3月期 (Year ended March 2002)
最高値 H…3月(Mar.)¥9,370
最安値 L…9月(Sep.)¥5,740

2003年3月期 (Year ended March 2003)
最高値 H…5月(May.)¥9,970
最安値 L…3月(Aug.)¥6,720

2004年3月期 (Year ended March 2004)
最高値 H…3月(Mar.)¥10,650
最安値 L…5月(May.)¥6,690

2005年3月期 (Year ended March 2005)
最高値 H…4月(Apr.)¥12,190
最安値 L…4月(Apr.)¥9,920

2006年3月期 (Year ended March 2006)
最高値 H…2月(Feb.)¥5,040 (分割後)
最安値 L…9月(Sep.)¥3,595 (分割後)

2007年3月期9ヶ月累計 (Nine months ended December 2006)
最高値 H…4月(Apr.)¥4,990 (分割後)
最安値 L…7月(Jul.)¥3,540 (分割後)

} 実際値

※株価チャートは、2005年11月15日付の1株につき4株の割合で行なった株式分割を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the four for one stock split effective from November 15, 2005. Trading Volume shows actual amount regardless of stock split.


出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Millon)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4-12月推移 (Apr.-Dec.)
当期純利益・Net Income
減価償却費等・Depreciation and other
設備投資額・Capital Expenditure

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。/ Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2003.3.	2004.3.	2005.3	2006.3	2007.3E	2004.9	2005.9.	2006.9.
減価償却費等・Depreciation and other	19,792	25,328	22,519	27,484	36,000	10,180	11,453	16,146
当期純利益・Net Income	20,037	39,548	64,135	75,620	83,000	32,894	38,985	44,398
合計	39,829	64,876	86,654	103,104	119,000	43,074	50,438	60,544
設備投資額・Capital Expenditure	15,948	30,659	40,175	48,785	57,000	16,894	21,788	29,820

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE	2005.4-12	2006.4-12
減価償却費等・Depreciation and other	4,928	5,251	5,367	6,971	5,401	6,052	7,423	8,607	7,567	8,579	9,532	10,321	18,877	25,679
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	22,899	19,963	18,637	59,105	64,362
合計	21,150	21,922	21,490	22,089	25,790	24,648	27,543	25,121	29,066	31,478	29,495	28,958	77,982	90,041
設備投資額・Capital Expenditure	9,790	7,103	14,357	8,923	9,663	12,124	15,077	11,919	12,795	17,025	10,064	17,116	36,865	39,884

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4-12月推移 (Apr.-Dec.)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2003.3.	2004.3.	2005.3	2006.3	2007.3E	2004.9	2005.9.	2006.9.
研究開発費・R&D Expenses	8.7	9.8	10.9	14.1	14.5	5.1	6.5	7.3
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.6%	3.6%	4.1%	3.8%	3.3%	3.9%	3.8%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4QE	2005.4-12	2006.4-12
研究開発費・R&D Expenses	2.5	2.6	3.4	2.4	3.0	3.5	3.3	4.3	3.5	3.8	3.5	3.8	9.8	10.7
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.3%	4.3%	3.2%	3.7%	4.1%	3.8%	4.8%	3.8%	3.8%	3.5%	4.0%	3.9%	3.7%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2002.3	2003.3.	2004.3	2005.3	2006.3
手元資金 ・Cash and Cash Equivalents (consolidated)	66,321	75,694	80,425	112,874	83,574
連結手元流動性(月)・Liquidity(Group) / month	3.4	3.5	3.5	3.8	3.4

	2004.9	2005.9.	2006.9.
手元資金 ・Cash and Cash Equivalents (consolidated)	94,660	131,304	98,685
連結手元流動性(月)・Liquidity(Group) / month	3.4	4.4	2.9

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.
手元資金 ・Cash and Cash Equivalents (consolidated)	77,158	94,660	90,925	112,874	106,998	131,304	74,458	83,574	100,449	98,685	105,748
連結手元流動性(月)・Liquidity(Group) / month	3.2	3.3	3.6	4.0	4.0	4.2	3.5	2.6	3.0	3.0	3.1

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
コマーシャルペーパー・Commercial Paper
長期借入金・Long-term Bank Loans
短期借入金・Short-term Bank Loans
借入金依存度・Debt/Total Assets

	2002.3	2003.3.	2004.3	2005.3	2006.3
短期借入金・Short-term Bank Loans	3,378	2,284	486	194	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-
長期借入金・Long-term Bank Loans	569	7	-	-	-
小計・SUB TOTAL	3,947	2,291	486	194	-
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,947	2,291	486	194	-
借入金依存度・Debt/Total Assets	1.4%	0.8%	0.2%	0.1%	-

	2004.9	2005.9.	2006.9.
短期借入金・Short-term Bank Loans	149	-	-
コマーシャルペーパー・Commercial Paper	-	-	7,497
長期借入金・Long-term Bank Loans	-	-	-
小計・SUB TOTAL	149	-	7,497
割引手形・Notes Discounted	-	-	-
合計・TOTAL	149	-	7,497
借入金依存度・Debt/Total Assets	0.0%	-	1.8%

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.
短期借入金・Short-term Bank Loans	233	149	-	194	199	-	71	0	-	-	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-	-	20,000	-	30,000	7,497	5,997
長期借入金・Long-term Bank Loans	10	-	-	-	-	-	-	-	-	-	-
小計・SUB TOTAL	243	149	-	194	199	-	20,071	-	30,000	7,497	5,997
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	243	149	-	194	199	-	20,071	-	30,000	7,497	5,997
借入金依存度・Debt/Total Assets	0.1%	0.0%	-	0.1%	0.1%	-	5.6%	-	7.7%	1.8%	1.4%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
棚卸資産[期末在高] ・Inventories [end of period]
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]

	2002.3	2003.3.	2004.3	2005.3	2006.3
棚卸資産[期末在高] ・Inventories [end of period]	35,595	32,360	32,877	36,165	41,178
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.1	2.8	2.7	2.7

	2004.9	2005.9	2006.9.
棚卸資産[期末在高] ・Inventories [end of period]	35,307	38,670	45,432
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.7	2.7

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.
棚卸資産[期末在高] ・Inventories [end of period]	34,207	35,307	36,869	36,165	37,507	38,670	41,700	41,178	44,254	45,432	47,861
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.6	2.8	2.7	2.8	2.6	3.0	2.7	2.8	2.7	2.8

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2002.3	2003.3.	2004.3	2005.3	2006.3
北米・North America	1,516	1,445	1,323	1,316	1,337
欧州・Europe	2,102	2,082	1,821	1,809	2,009
アジア・Asia	6,411	7,346	11,925	15,102	19,030
日本・Japan	3,282	3,150	3,023	3,007	2,800
総従業員数・Number of Total Employees	13,311	14,023	18,092	21,234	25,176

	2004.9	2005.9.	2006.9.
北米・North America	1,276	1,293	1,367
欧州・Europe	1,800	1,957	2,345
アジア・Asia	13,775	16,580	21,438
日本・Japan	3,021	2,954	2,824
総従業員数・Number of Total Employees	19,872	22,784	27,974

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.
北米・North America	1,262	1,276	1,301	1,316	1,309	1,293	1,300	1,337	1,345	1,367	1,366
欧州・Europe	1,837	1,800	1,785	1,809	1,891	1,957	1,996	2,009	2,278	2,345	2,332
アジア・Asia	12,783	13,775	14,649	15,102	15,671	16,580	17,875	19,030	20,484	21,438	22,131
日本・Japan	3,032	3,021	2,997	3,007	3,019	2,954	2,881	2,800	2,837	2,824	2,851
総従業員数・Number of Total Employees	18,914	19,872	20,732	21,234	21,890	22,784	24,052	25,176	26,944	27,974	28,680

21. 9ヶ月 事業の種類別セグメント情報〔成長性と収益性〕・9 months Sales Growth and Profitability by Business Segment



Apr.1, 2006～Dec.31, 2006 VS Apr.1, 2005～Dec.31, 2005
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは省略。・Photonics, Other Businesses are omitted.
Consolidated Basis
エレクトロオプティクス
Electro-Optics
ビジョンケア
Vision Care
ヘルスケア
Health Care
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
25.0%
20.0%
15.0%
10.0%
5.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Apr.1, 2006 - Dec.31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	37.7%	18.3%
Photonics	6.3%	-9.2%
Vision Care	17.8%	13.2%
Health Care	21.8%	14.4%
Other Businesses	-10.5%	-72.9%
CONSOLIDATED	28.4%	14.4%

Apr.1, 2005 - Dec.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	40.0%	12.4%
Photonics	8.9%	-9.6%
Vision Care	19.8%	8.7%
Health Care	23.3%	12.5%
Other Businesses	8.0%	-23.5%
CONSOLIDATED	30.3%	9.9%

22. 9ヶ月 所在地別セグメント情報〔成長性と収益性〕・9 months Sales Growth and Profitability by Geographical Segment



Apr.1, 2006～Dec.31, 2006 VS Apr.1, 2005～Dec.31, 2005
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
Consolidated Basis
アジア・Asia
欧州・Europe
北米・North America
日本・Japan
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin
100.0%
60.0%
20.0%
-20.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%

Apr.1, 2006 - Dec.31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	13.4%	10.8%
北米・North America	3.2%	5.8%
欧州・Europe	13.3%	26.8%
アジア・Asia	30.2%	47.4%
CONSOLIDATED	28.4%	14.4%

Apr.1, 2005 - Dec.31, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	15.5%	5.6%
北米・North America	4.6%	10.1%
欧州・Europe	16.1%	14.4%
アジア・Asia	34.1%	79.6%
CONSOLIDATED	30.3%	9.9%

23.「参考」グループ連結経営(2006.12.31.現在) / HOYA's Global Group Management (As of Dec. 31, 2006)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA(株)エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA(株)ビジョンケアカンパニー日本本部 (HOYA CORP. VISION CARE COMPANY (JAPAN HQs)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA(株)メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA(株)クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス(株)(HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD. HOYA CANDEO OPTRONICS KOREA CO., LTD	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD. HOYA HEALTHCARE (SHANGHAI) CO.,LTD HOYA LENS INDIA PRIVATE LTD.☆☆		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. OSTREAMS NETWORKS, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. EAGLE OPTICS, INC. HOYA LENS OF NEW ORLEANS, INC. HOYA LENS OF CHICAGO, INC. VISION MEMBRANE TECHNOLOGIES, INC.		米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE COMPANY HQs HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA HILL OPTICS SA (PTY) LTD. ☆ HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH		欧州 / EUROPE HOYA HOLDINGS N.V. FHQ

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2007年3月期第1四半期に設立/Established in 2007-1Q
☆☆:2007年3月期第2四半期に設立/Established in 2007-2Q

TRANSLATION OF JAPANESE ORIGINAL

April 10, 2007

HOYA CORPORATION
Hiroshi Suzuki, President and CEO
(TSE code: 7741)

Regarding Management Integration between HOYA and PENTAX

HOYA and PENTAX have been carrying out discussions on the merger of the two companies to achieve management integration based on the Basic Understanding for Management Integration signed and released on December 21, 2006. However, HOYA found it difficult to achieve integration through a share swap merger due to the circumstances of certain shareholders of PENTAX as well as the existing contract between PENTAX and the third party.

In order to overcome the above circumstances, HOYA proposed to PENTAX on April 7, 2007, to begin the discussion between the two companies on a takeover offer from HOYA in place of share swap, according to the basic agreement. This proposal had been approved unanimously by the board members of HOYA on April 6, 2007.
As of today HOYA has not received a response from PENTAX regarding the proposal.

On April 10, 2007, HOYA received a letter from PENTAX citing that PENTAX had resolved to abandon the planned merger on the ground of both internal and external conditions however would proceed with studies on an operational integration with HOYA in a broad sense.
At the extraordinary board meeting of HOYA, which was held not long after the receipt of the letter from PENTAX, HOYA decided to continue to talk with PENTAX aiming for management integration of the two companies as well as to confirm with PENTAX the intention meant by the letter. There was no resolution of 'abandon of merger' at the meeting.

HOYA

April 23, 2007

FINANCIAL REPORT 2007

For the year ended March 31, 2007

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Annual Financial Highlights : page.1

(Appendixes) 1. Business Overview
(1) Results of Operations : page.3
(2) Financial Position : page.7
(3) Basic policy on appropriation of retained earnings : Page.7

2.Global Group Management : page.8

3.Management Policies : page.11

4. Consolidated Financial Statements
(1) Consolidated Balance Sheets : page.12
(2) Consolidated Statements of Income : page.14
(3) Consolidated Statements of Shareholders' Equity : page.15
(4) Consolidated Statements of Cash Flows : page.16
(5) Preparation of the Consolidated Financial Statements : page.17
(6) Notes for Consolidated Financial Statements
Notes Relating to Investment Securities and Derivatives : page.18
Notes Relating to Income Taxes : page.19
Notes Relating to Employees' Retirement Benefits : page.20
Notes Relating to Impairment of Fixed Assets : page.20
Per Share Information : page.21
Material facts occuring after the closing of accounts : Page.21

(7) Segment Information
1. Industry Segments : page.22
2. Geographical Segments : page.24
3. Sales to Foreign Customers : page.25

(8) Composition of Net Sales by Business Category : page.26

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used in the year ended March 31, 2007 are unaudited.
3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

Annual Financial Highlights (unaudited)

April 23, 2007

HOYA CORPORATION and Consolidated Subsidiaries
Contact : Naoji Ito, Manager of Corporate Communications
Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the years ended March 31, 2007 and 2006

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Years ended March 31, 2007	2006	Variance (%)
Net sales	390,093	344,228	13.3
Operating income	107,213	101,095	6.1
Ordinary income	102,909	103,637	-0.7
Net income	83,391	75,620	10.3
Basic net income per share (Yen)	193.50	171.71	
Diluted net income per share (Yen)	192.78	171.08	
ROE	25.9%	27.1%	
Ordinary income / total assets	25.4%	29.1%	
Operating margin	27.5%	29.4%	

Notes : Canges in accounting policy.
From this fiscal year, the company has changed its classification of industry segment.

(2)Dividends	Years ended March 31, 2007	2006
Annual cash dividends per share (Yen)	65.00	60.00

(3)Financial Position	As of March 31, 2007	2006
Total assets	447,644	361,537
Net assets	367,145	279,480
Owner's equity ratio	81.6%	77.3%
Net assets per share (Yen)	845.98	648.87

(4)Conditions of Cash Flow	2007	2006
Net cash provided by operating activities	98,793	105,855
Net cash used in investing activities	-46,652	-52,012
Net cash provided by (used in) financing activities	-23,891	-85,787
Cash and cash equivalents at end of period	120,621	83,574

(Note)

Ref:Performance of HOYA CORPORATION for the years ended March 31, 2007 and 2006

	2007	2006	Variance(%)
Net sales	274,961	248,195	10.8
Operating income	28,459	29,746	-4.3
Ordinary income	38,996	44,788	-12.9
Net income	29,750	22,062	34.8
Basic net income per share (Yen)	69.03	50.14	
Diluted net income per share (Yen)	68.77	49.96	
Total assets	227,029	219,063	
Net assets	99,803	95,598	

(Notes)

1. HOYA CORPORATION "the Company" carried out a four-for-one stock split with effect on November 15, 2005, on the shares of shareholders recorded on September 30, 2005.

2. The per share information for the previous fiscal year reflects the stock split assuming that the above stock split was exercised on the beginning of the previous fiscal year.

3. The dividends per share for the previous fiscal year was Yen 60. The Interim dividend of Yen 30 has already reflect the stock split as well as the Year-end dividend of Yen 30 reflects it. For your reference, the original value of per share dividend for the interim of the year ended March 2006 was Yen 120.

1. Business Overview

(1) Results of Operations

1. General Overview

Results of Operations	Millions of Yen Year ended Mar. 31, 2007	Variance (%) year-on-year
Net sales	390,093	(13.3)
Operating income	107,213	(6.1)
Ordinary income	102,909	(-0.7)
Net income	83,391	(10.3)
EPS (Yen)	193.50	21.79

Economic conditions during the term under review were marked by a continuing tone of expansion in the business climate with the increase in capital investment spreading from large companies and manufacturing industries to SMEs and non-manufacturing industries. It was also positive factor in the currency market during the term under review, that the major currencies were appreciated all against the yen, on a year-on-year basis. Improvements in corporate performance led to increased employment, improvement in household income and increased expenses, reinforcing the virtuous cycle of further upward growth in corporate capital investment.

Meanwhile, for the HOYA Group overall, in the Electro-Optics sector, the general proactive reinforcement of production capacity by clients and the development of new products were vigorous, promoting robust demand overall and leading to increased revenues. In Vision-Care division, the market overseas for eyeglass lenses showed an expansion while the Healthcare division also performed well, showing an increase in revenues.

As a result, consolidated net sales, operating profits and net income during the term under review increased year-on-year basis and posted historical records.


Annual net sales (Million Yen) and average exchange rate (Yen/USD & EURO)
(Million Yen)
(Yen/USD or EURO)
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
125.89
121.20
132.65
135.73
138.13
150.95
110.98
121.48
112.76
107.60
113.93
116.96
235,265
246,293
271,443
308,172
344,228
390,093
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Net sales
average exchange rate (USD)
(EURO)

Ratio of Net Sales by Business Segment


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Electro-Optics
Photonics
Vision Care
Health Care
Others

Profits (Million Yen)


100,000
80,000
60,000
40,000
20,000
0
43,897
45,774
23,740
52,982
50,874
20,037
68,166
66,554
39,548
84,920
89,525
64,135
101,095
103,637
75,620
107,213
102,909
83,391
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07
Operating Income
Ordinary Income
Net Income

2. Segment Overview

1)Information Technology

Electro-Optics

Annual Net sales of Electro-Optics (Million Yen)


240,000
200,000
160,000
120,000
80,000
40,000
0
101,496
111,460
135,071
165,664
190,551
219,252
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

There was also an increase in orders for photomasks for semiconductor production, high precision products and next-generation developed products, leading to higher sales volume year-on-year. Competition among mask producers for orders in the area of large-size masks for LCD use also intensified due to the broad reduction in panel prices by LCD panel producers. The sales volume declined year-on-year due in part to the especially strong demand for the new production lines of panel producers in the previous year.

In terms of glass disks for hard disk drives (HDDs), the demand remained strong and, thanks to a commencing of shipment from new factory in Vietnam, the sales increased substantially on a year-on-year basis.

In optical lenses, a trend toward increase in lens shipments for digital cameras has supported the overall growth of sales, in addition to the broad increase of demand for lenses for mobile telephones equipped with cameras, resulting in higher sales year-on-year.

Photonics

Annual Net sales of Photonics (Million Yen)


12,000
10,000
8,000
6,000
4,000
2,000
0
7,157
5,485
4,116
10,749
10,092
9,092
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

This segment covers laser-related equipment for industrial, dental and medical applications.

With laser-equipped industrial and medical equipment as major products, clients in the industrial area include producers of semiconductors, LCD panels, optical devices and so forth. The market has been fraught with intense competition as well as industry restructuring, leading to a decline in sales against the previous year.

2) Eye Care

Vision Care


Annual Net sales of Vision Care (Million Yen)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
93,184
94,388
98,203
94,971
104,456
119,808
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

The slump in the domestic market for eyeglass lenses continued as before but HOYA realized growth in the high price bracket through the value-added enhancement of products centered in high-function coatings and newly-designed progressive lenses. In the low price bracket, however, overall sales in the domestic market were at essentially the level as in the previous year due to stiff price competition.

In eyeglass lenses in markets overseas, the expansion continued to advance in sales for newly designed progressive lenses, high refraction lenses and other high value added products in Asia-Oceania, Europe and North America and the markets remained firm. There was an overall increase in the sales volume year-on-year in spite of tough competition due to a price offensive in low-end lenses. In Europe, a recovery in the market became especially apparent centered in Germany, the largest market, and sustained expansion was realized.

As a result, an increase was realized in the sector overall year-on-year.

Health Care


Annual Net sales of Health Care (Million Yen)
50,000
40,000
30,000
20,000
10,000
0
23,105
26,716
28,380
31,409
35,483
40,849
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

In contact lenses, in addition to the healthy sales results made by the existing directly-owned stores, it will continue to pursue differentiation from competitors through expanded sales in bifocal lenses and other high value added products through the continued establishment of new directly-owned stores and consulting sales taking advantage of specialized knowledge.

In intraocular lenses, flexible (soft) intraocular lenses, especially yellow-lenses, have been demonstrating robust performance in the domestic market, recording an increase in sales volume year-on-year.

3) Others

	Millions of Yen
	Year ended Mar. 31, 2007
Net sales	1,089

In crystal, the crystal operations were reduced in scale through restructuring and, in services, the spin-off of the temporary staff outplacement service effective March 1, 2006, resulting in a reduction in sales year-on-year in both sectors.

(2) Financial Position

1. Assets, Liabilities and Net assets

	Millions of Yen
	As of Mar. 31, 2007
Total assets	447,644
Net assets	367,145
Owner's equity ratio	81.6%

At the end of the year under review, current assets increased Yen 63,433 million and fixed assets increased Yen 22,785 million against the end of the previous year. As a result, total assets increased Yen 86,107 million. Net assets increased Yen 87,664 million to Yen 367,145 million.

2. Conditions of Cash Flows

	Millions of Yen
	Year ended Mar. 31, 2007
Net cash provided by operating activities	98,793
Net cash used in investing activities	-46,652
Net cash provided by (used in) financing activities	-23,891
Cash and cash equivalents at end of period	120,621

Cash flow from operating activities amounted to 98,793 million yen, comprised of 107,132 million yen in income before income taxes and minority interests and 36,338 million yen in depreciation and amortization among others. Cash flow from investment activities amounted to 46,652 million yen in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to 52,141 million yen and used 25,810 million yen for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased 37,047 million yen from the end of the previous fiscal year.

(3) Middle- to long-term policy on appropriation of retained earnings and dividends for the year under review

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development.

The management at HOYA strives hard to increase shareholder value in response to shareholder expectations. Considering the results of the fiscal year under review, the management proposes that a year-end dividend for the fiscal year be 35 yen per share, up Yen 5.00 per share compared to the same period last year. Consequently, the total dividend for the fiscal year, including an interim dividend of 30 yen per share already paid, will amount to 65 yen per share.

Funds from retained earnings will be appropriated for investments for the Company to establish the HOYA brand, accelerate further growth, enhance competitive edge of its products, and develop next-generation products.

2.Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 67 consolidated subsidiaries (5 in Japan and 62 overseas) and four affiliates (4 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to Electro-Optics, Photonics, Vision Care, Health Care and Crystal products. Of the four affiliates, one (1) company is accounted for using the equity method (as of March 31, 2007).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional headquarters in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, legal support and internal audits, thereby supporting the promotion of business activities.

In July 2003, the HOYA Group has moved its financial headquarters to Europe. This financial headquarters control global financial matters. At this moment this function is settled in the HOYA CORPORATION Netherlands Branch.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Others
(area)
Japan
Asia
(Regional HQ)
North America
(Regional HQ)
Europe
(Regional HQ & Global Financial Headquarters)
Legal and Financial Support
Global Business Expansion

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in four major industries as per below: Electro-Optics, Photonics, Vision Care, Health Care and others.

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the sales and profits for both Crystal and Service declined due to the Company's re-organization and the necessity of classified disclosure has decreased :

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs, Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA CORP. Medical Division, HOYA HEALTHCARE CORPORATION, etc.
Others		Crystal glass products ; Design of information systems, outsourcing, etc.	HOYA CORP. Crystal Company HOYA SERVICE CORPORATION

(2) Formerly the company's business segment classification was as follows:

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs, Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA CORP. Medical Division, HOYA HEALTHCARE CORPORATION, etc.
Others	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, outsourcing, etc.	HOYA SERVICE CORPORATION WELFARE CORPRATION

Business Flow Chart



INFORMATION TECHNOLOGY
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Blanks Division,
Mask Division,
MD Division,
Optics Division
EYECARE
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
HOYA CORPORATION
Medical Division
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
OTHERS
HOYA CORPORATION
Crystal Company
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE CORPORATION
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
EAGLE OPTICS, INC. and other 3 subsidiaries
(and, Vision Care North America 13 Branches)
EUROPE
(Regional headquarters)
HOYA HOLDINGS N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA HILL OPTICS SA (PTY) LTD.
HOYA MEDICAL EUROPE GMBH. and other 1 subsidiary
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO.,LTD.
HOYA ELECTRONICS MALAYSIA SDN.BHD.
HOYA CANDEO OPTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA LENS INDIA PRIVATE LIMITED.
HOYA HEALTHCARE (SHANGHAI) CO.,LTD.
HOYA MEDICAL SINGAPORE PTE LTD.and other 4 companies
JAPAN
(Consolidated Subsidiaries)
HOYA CANDEO OPTRONICS CORPORATION
HOYA PHOTONICS CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
other 2 companies
Products
Products
Products
Products
Products
Service
CUSTOMERS
Italic : affiliates accounted for by the equity method

3. Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management "Maximization of Corporate Value"

1. SVA management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize corporate value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Strategy of "Global Niche"

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

3. Harmonizing the interests of management, employees and shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, stock-options and an employee stock ownership plan have been established that allow employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

4. Global group management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

5. Middle- to long-term policy on appropriation of retained earnings

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development.

Funds from retained earnings will be appropriated for investments for the Company to establish the HOYA brand, accelerate further growth, enhance competitive edge of its products, and develop next-generation products.

4. Consolidated Financial Statements (unaudited)

(1) Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Mar. 31, 2007	Mar. 31, 2006	Variance(%)
ASSETS			
Current assets			
Cash and deposits	120,621	83,574	
Notes and accounts receivable - trade	94,296	78,380	
Inventories	49,721	41,178	
Deferred tax assets	7,067	7,407	
Other current assets	5,309	3,246	
Allowance for doubtful receivables	-1,311	-1,512	
Total current assets	275,706	212,273	29.9
Fixed assets			
Tangible fixed assets			
Buildings and structures	33,871	29,548	
Machinery and carriers	75,961	58,493	
Tools, equipment and fixtures	12,311	10,716	
Lands	9,154	8,648	
Construction in progress	11,918	13,196	
Total tangible fixed assets	143,218	120,603	18.8
Intangible fixed assets			
Total intangible fixed assets	6,248	7,424	-15.8
Investments and other assets			
Investment securities	14,575	14,060	
Deferred tax assets	2,723	2,757	
Other assets	5,493	4,601	
Allowance for doubtful receivables	-322	-295	
Total investment and other assets	22,470	21,123	6.4
Total fixed assets	171,937	149,152	15.3
Deferred charges			
Total deferred charges	—	111	—
TOTAL ASSETS	447,644	361,537	23.8

HOYA CORPORATION and Consolidated Subsidiaries	Millions of Yen		
	As of		
LIABILITIES AND NET ASSETS	Mar.31,2007	Mar.31,2006	Variance(%)
LIABILITIES			
Current liabilities			
Notes and accounts payable - trade	28,779	28,070	
Income tax payable	12,821	14,342	
Accrued bonuses to employees	4,327	4,207	
Other current liabilities	32,252	32,685	
Total current liabilities	78,181	79,305	-1.4
Long-term liabilities			
Allowance for special repairs	890	619	
Other long-term liabilities	1,427	1,211	
Total long-term liabilities	2,317	1,831	26.5
Total Liabilities	80,499	81,137	-0.8
NET ASSETS			
Shareholders' equity			
Paid-in capital	6,264	–	
Capital surplus	15,898	–	
Earned surplus	322,513	–	
Treasury stock	-12,753	–	
Advances on subscription to treasury stock	1	–	
Total shareholders' equity	331,924	–	–
Valuation and translation adjustments			
Valuation difference on available-for-sale securities	-85	–	
Translation adjustments	33,263	–	
Total valuation and translation adjustments	33,177	–	–
New share subscription rights	167	–	–
Minority interest	1,876	–	–
Total Net Assets	367,145	–	–
TOTAL LIABILITIES AND NET ASSETS	447,644	–	–
MINORITY INTEREST	–	919	–
SHAREHOLDERS' EQUITY			
Common stock	–	6,264	–
Capital surplus	–	15,898	–
Retained earnings	–	266,345	–
Net unrealized gain (loss) on available-for-sale securities	–	110	–
Foreign currency translation adjustments	–	7,142	–
Treasury stock - at cost	–	-16,279	–
Total Shareholders' Equity	–	279,480	–
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	–	361,537	–

Notes:	Millions of Yen	
1. Accumulated depreciation	223,095	181,818
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,774	2,210
3. Number of shares of treasury stock (unit : shares)	3,447,681	4,401,607

(2) Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Years ended Mar. 31,		Variance	
	2007	2006	Value	(%)
Net sales	390,093	344,228	45,865	13.3
Cost of sales	197,410	172,033	25,377	14.8
Gross profit	192,682	172,194	20,488	11.9
Selling, general and administrative expenses	85,469	71,098	14,371	20.2
Operating income	107,213	101,095	6,118	6.1
Non-operating income	5,827	4,869	958	19.7
Interest income	2,901	1,788	1,113	
Foreign exchange gains	—	242	-242	
Equity in earnings of affiliates	642	1,285	-643	
Others	2,283	1,552	731	
Non-operating expenses	10,131	2,327	7,804	335.4
Interest expense	86	142	-56	
Sales Discount	822	706	116	
Foreign exchange losses	6,711	—	6,711	
Others	2,510	1,478	1,032	
Ordinary income	102,909	103,637	-728	-0.7
Extra-ordinary gains	10,513	2,389	8,124	340.1
Gain on sales of property, plant and equipment	9,629	109	9,520	
Others	884	2,280	-1,396	
Extra-ordinary losses	6,290	8,660	-2,370	-27.4
Loss on disposal of property, plant and equipment	3,327	625	2,702	
Additional retirement benefits paid to employees	1,055	1,688	-633	
Maintenance of Environment	767	3,725	-2,958	
Loss on impairment	87	1,232	-1,145	
Others	1,053	1,388	-335	
Income before income taxes and other items	107,132	97,367	9,765	10.0
Income taxes - Current	23,491	22,249	1,242	5.6
Income taxes - Deferred	70	-511	581	-
Minority interests in net income	178	9	169	-
Net income	83,391	75,620	7,771	10.3
Basic net income per share(Yen)	193.50	171.71	21.79	
Diluted net income per share(Yen)	192.78	171.08	21.70	

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2007 A" is the actual value of this period. "2007 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2007 A	2007 B	influences
Net sales	Million Yen	390,093	383,270	6,823
Operating income	Million Yen	107,213	101,272	5,941
Ordinary income	Million Yen	102,909	96,777	6,132
Net income	Million Yen	83,391	77,970	5,421

2. Average rates of major foreign currencies:

		Years ended Mar. 31,		
		2007	2006	Variance(%)
US Dollar	Yen	116.96	113.93	-2.7%
Euro	Yen	150.95	138.13	-9.3%
Thail Baht	Yen	3.24	2.81	-15.3%

(3) Consolidated Statements of Shareholders' Equity

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE MARCH 31, 2006	6,264	15,898	266,345	-16,279	-	272,228
Net income			83,391			83,391
Appropriations						
Cash dividends			-25,843			-25,843
Bonus to directors			-64			-64
Repurchase of treasury stocks				-12		-12
Disposal of treasury stocks			-1,606	3,539		1,932
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries			290			290
Others					1	1
Net increase / decrease during the term under review except in Shareholders' Equity						
Total increase / decrease during the term under review	-	-	56,167	3,526	1	59,695
BALANCE MARCH 31, 2007	6,264	15,898	322,513	-12,753	1	331,924

Millions of Yen

	Valuation and Translation Adjustments					
	Valuation difference on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	New Share Subscription Rights	Minority Interest	Total Net Assets
BALANCE MARCH 31, 2006	110	7,142	7,252	-	919	280,400
Net income						83,391
Appropriations						
Cash dividends						-25,843
Bonus to directors						-64
Repurchase of treasury stocks						-12
Disposal of treasury stocks						1,932
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries						290
Others						1
Net increase / decrease during the term under review except in Shareholders' Equity	-195	26,121	25,925	167	956	27,049
Total increase / decrease during the term under review	-195	26,121	25,925	167	956	86,744
BALANCE MARCH 31, 2007	-85	33,263	33,177	167	1,876	367,145

Notes:

1. Condition of issued stocks	Common stock	beginning of the period	increase during the period	decrease during the period	end of the period	
		435,017,020	—	—	435,017,020	unit : shares

2. Condition of treasury stock	Common stock	beginning of the period	increase during the period	decrease during the period	end of the period	
		4,401,607	2,861	956,787	3,447,681	unit : shares

The breakdown of increase/decrease of treasury stock (by reason) is as follows :

Increase due to repurchase of treasury stock less than one unit	2,861	shares
Decrease due to sale of treasury stock less than one unit	387	shares
Decrease due to exercise of stock option	956,400	shares

(4) Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Years ended Mar.31,		
	2007	2006	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	107,132	97,367	9,765
Depreciation and amortization	36,338	26,251	10,087
Loss on impairment of long-lived assets	87	1,232	-1,145
Gain on transfer of businesses	–	-1,783	1,783
Provision for (reversal of) accrued allowances for doubtful receivables	-242	234	-476
Provision for (reversal of) accrued bonuses to employees	154	278	-124
Provision for (Reversal of) reserve for periodic repairs	267	76	191
Interest income and dividend receivable	-2,922	-1,794	-1,128
Interest expense payable	86	142	-56
Foreign exchange loss (gain)	4,782	-598	5,380
Equity in earnings of affiliates	-642	-1,285	643
Gain on sales of property, plant and equipment and investment securities	-9,629	-109	-9,520
Loss on disposal of property, plant and equipment and investment securitie:	3,327	625	2,702
Loss on write-down of investment securities	7	13	-6
Bonus to directors	-64	-65	1
Other	-705	204	-909
(Increase) decrease in notes and accounts receivable	-13,800	-4,041	-9,759
(Increase) decrease in inventories	-4,798	-2,546	-2,252
(Increase) decrease in other current assets	2,249	2,097	152
Increase (decrease) in notes and accounts payable	-1,208	3,643	-4,851
Increase (decrease) in income taxes payable	-1,022	662	-1,684
Increase (decrease) in other current liabilities	241	1,757	-1,516
Sub total	119,639	122,348	-2,709
Interest and dividend receivable	2,556	1,865	691
Interest payable	-40	-112	72
Income taxes - paid	-23,361	-18,246	-5,115
Net cash provided by operating activities	98,793	105,855	-7,062
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-52,379	-47,741	-4,638
Proceeds from sales of property, plant and equipment	10,217	266	9,951
Purchases of investment securities	-407	-2,069	1,662
Proceeds from sales of investment securities	30	–	30
Expenditure for acquisition of subsidiary's stocks for consolidation	-908	-337	-571
Expenditure for loans	-584	-2	-582
Income from collection of loans	77	116	-39
Expenditure for other investments	-3,274	-4,630	1,356
Income from other investments	576	155	421
Proceeds from transfer of businesses	–	2,230	-2,230
Net cash used in investing activities	-46,652	-52,012	5,360
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	–	-207	207
Payments for purchase of treasury stock	-12	-64,031	64,019
Proceeds from sales of treasury stock	1,934	1,855	79
Dividends paid	-25,810	-23,402	-2,408
Dividends paid for minority shareholders	-2	-1	-1
Net cash used in financing activities	-23,891	-85,787	61,896
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVAL	8,798	2,645	6,153
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	37,047	-29,300	66,347
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	83,574	112,874	-29,300
CASH AND CASH EQUIVALENTS, END OF PERIOD	120,621	83,574	37,047

Notes

	Years ended Mar. 31,	
1. Cash and Cash Equivalents at the End of the Period	2007	2006
Cash and deposits	120,621	83,574
Total	120,621	83,574

2. Details of Important Non-financial Trading

Year ended Mar.31, 2007

None

Year ended Mar.31, 2006 — Millions of Yen

Cancellation of treasury stock — 53,180

(with effect on Feb 1, 2006 for 14,379,000 shares)

RE : The number of total issued and outstanding shares after the cancellation was 435,017,020 shares.

(5) Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 67 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 4 companies
   (Number of affiliates accounted for by the equity method : 1company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

(In comparison to March 31, 2006)

1) Scope of consolidation : 5 companies increased in total.

5 companies increased due to the establishment:	HOYA LENS INDIA PRIVATE LIMITED. (India) HOYA LENS VIETNAM LTD. (Vietnam) Other three companies (overseas)
1 company increased due to the acquisition	HOYA HILL OPTICS SA (PTY) LTD. (South Africa)
1 company decreased due to the merger into the other subsidiary	HOYA CRYSTAL, INC. (U.S.A.) * merged into HOYA CORPORATION USA (USA)

2) Application of the equity method
None

	as of Mar. 31, 2007	as of Mar. 31, 2006	variance
Consolidated subsidiaries	67 (do 5, os62)	62 (do 5, os57)	+5 (do-, os +5)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)
Affiliates	4 (do 4, os -)	5 (do 5, os -)	-1 (do-1, os-)
– (accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)
Total Hoya Group	71	67	+4
– (accounted for by the equity method)	(1)	(1)	(-)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   From this fiscal year, the company has changed its classification of industry segment.

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

		As of Mar. 31,					
		2007			2006		
Available-for-sale		Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securities of which fair value exceeds cost	Marketable Equity securities	159	267	108	1,692	1,874	181
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	159	267	108	1,692	1,874	181
Securities of which fair value does NOT exceed cost	Marketable Equity securities	1,532	1,274	-258	-	-	-
	Government bonds	-	-	-	-	-	-
	Corporate bonds	-	-	-	-	-	-
	Others	-	-	-	-	-	-
	Sub total	1,532	1,274	-258	-	-	-
Total		1,692	1,541	-150	1,692	1,874	181

2. Condition of sales of marketable securitiearket during this fiscal year:

(Millions of Yen)

	Years ended March 31,	
	2007	2006
Value of sales	—	—
Total of gains from sales	—	—
Total of losses from sales	—	—

3. Investment securities of without market values:

(Millions of Yen)

	As of Mar. 31,	
	2007	2006
Non-marketable stock of subsidiaries	11,678	11,104
Total	11,678	11,104
Non-marketable equity securities	1,099	802
Others	256	279
Total	1,355	1,081

4. Derivatives

Significant hedge accounting methods

(1) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(2) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen As of Mar. 31, 2007	2006
(1) Current deferred tax assets and liabilities		
Deferred tax assets		
Inventories - intercompany unrealized profits	2,647	1,692
Accrued bonuses to employees	1,655	1,601
Accrued enterprise taxes	922	727
Inventories - loss on write-down	78	253
Maintenance of environment	—	1,474
Other	1,763	1,657
Total amount of deferred tax assets - current	7,067	7,407
(2) Non-current deferred tax assets and liabilities		
Deferred tax assets		
Excess amount of inclusion in deductible expenses for depreciation	1,576	1,962
Loss on impairment not deductible	622	1,376
Loss on disposal of fixed assets not deductible	518	—
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	110	105
Other	600	258
Total amount of deferred tax assets - fixed	3,429	3,702
Deferred tax liabilities		
Reserve for deferred income taxes on fixed assets	-307	-406
Special depreciation reserve	-232	-298
Net unrealized gain on available-for-sale securities	—	-74
Other	-165	-165
Total amount of deferred tax liabilities - fixed	-705	-945
Net amount of deferred tax assets - fixed	2,723	2,757

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Years ended Mar.31, 2007	2006
Statutory tax rate of the Company	40.4 %	40.4 %
(Adjustment)		
Lower income tax rates applicable to income in certain foreign countries	-17.1	-18.2
Expenses not permanently deductible for income tax purposes	0.4	0.4
Per capita portion	0.1	0.1
Non-taxable dividend income	-1.5	-1.8
Intercompany cash dividend and transactions	1.5	1.8
Equity in earnings of affiliates	-0.2	-0.5
Tax credit on experiment and research expenses	-0.7	-0.5
Other adjustment - net	-0.9	0.6
Effective income tax rate	22.0	22.3

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Millions of Yen	
	Years ended Mar.31,	
(2) Breakdown of expenses for employees' retirement benef	2007	2006
Additional retirement benefits paid to employees	1,055	1,688
Expenses for employees' retirement benefits	1,055	1,688

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

(Units : Millions of Yen)

1. Crystal Division

(1) Tokyo Studio, etc. in the Crystal Division

Location	Akishima-shi, Tokyo, etc.
Use	Facilities for manufacturing crystal glassware, etc.
Asset Class	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses.

(2) Breakdown of impairment

	Years ended Mar.31,	
	2007	2006
Machinery, etc.	87	864
Total	87	864

The recoverable amount of the asset group was measured in terms of its value in use while its future cash flows were computed by discounting them by 5%.

2. Headquarters

(1) Leased assets of head office

Location	Machida-shi, Tokyo
Use	Leasing
Asset Class	Land

The book value of the leased assets located in Machida City, Tokyo was reduced to the amount of potential recovery because of a decline in market price. The amount of reduction is recorded under extraordinary losses as asset impairment losses.

(2) Breakdown of impairment

	Years ended Mar.31,	
	2007	2006
Land	-	368
Total	-	368

The recoverable amount for this group of assets is measured based on the posted price.

Per Share Information

	Years ended Mar. 31, 2007	2006
Net asset per share (Yen)	845.98	648.87
Basic net income per share (Yen)	193.50	171.71
Diluted net income per share (Yen)	192.78	171.08

The basement of the calculation of per share information as follows:

	Years ended Mar. 31, 2007	2006
Net asset per share (Yen)		
Net assets (Millions of Yen)	367,145	279,480
(Minority interest) (Millions of Yen)	1,876	–
(Advances on subscription to treasury stock) (Millions of Yen)	1	–
(New share subscription rights) (Millions of Yen)	167	–
(Bonus to directors) (Millions of Yen)	–	65
Net assets on common stock (Millions of Yen)	365,100	279,415
Number of common stocks issued end of the term excluding treasury stocks (unit:shares)	431,569,339	430,615,413
Basic net income per share		
Net income (Millions of Yen)	83,391	75,620
(bonus to directors) (Millions of Yen)	–	65
Net income on common stock (Millions of Yen)	83,391	75,554
Average number of common stocks (unit:shares)	430,967,580	440,007,888
Diluted net income per share (Yen)		
Net income (Millions of Yen)	83,391	75,620
(bonus to directors) (Millions of Yen)	–	65
Net income on common stock (Millions of Yen)	83,391	75,554
Number of common stocks increased (unit:shares)	1,615,517	1,624,888
Average number of common stocks (unit:shares)	432,583,097	441,632,776

Material facts occuring after the closing of accounts

"Regarding Management Integration between HOYA and PENTAX"

HOYA and PENTAX have been carrying out discussions on the merger of the two companies to achieve management integration based on the Basic Understanding for Management Integration signed and released on December 21, 2006. However, HOYA found it difficult to achieve integration through a way of share swap merger.

In order to overcome the above circumstances, HOYA proposed to PENTAX on April 7, 2007, to begin the discussion between the two companies on a takeover offer from HOYA in place of share swap, according to the basic agreement.

At this moment the discussion, including the possibilities of TOB, is continueing. The final target of the integration is increasing corporate value and HOYA is striving to find the best way to achieve this aim.

(7) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

Annual : for the year ended March 31, 2007

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	219,252	9,092	119,808	40,849	1,089	390,093	-	390,093
Intersegment	413	248	0	0	2,765	3,427	-3,427	-
Total	219,665	9,341	119,808	40,849	3,855	393,521	-3,427	390,093
Operating expenses	139,581	8,850	98,641	31,634	4,205	282,914	-34	282,880
Operating income	80,084	490	21,167	9,214	-350	110,606	-3,393	107,213
Operating margin	36.5%	5.2%	17.7%	22.6%	-9.1%	28.1%	-	27.5%
Assets	258,746	7,760	118,228	24,410	2,518	411,664	35,979	447,644
Depreciation	27,448	125	7,405	1,169	45	36,193	145	36,338
Loss on impairment	—	—	—	—	87	87	—	87
Capital Expenditures	39,899	155	11,671	2,118	90	53,935	496	54,432
R&D Expenses	10,503	1,159	1,674	1,460	122	14,920	—	14,920
Number of employees (p)	19,570	199	7,506	910	198	28,383	67	28,450

Annual : for the year ended March 31, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	190,551	10,092	104,456	35,483	3,641	344,228	—	344,228
Intersegment	744	246	0	0	4,366	5,357	-5,357	—
Total	191,296	10,339	104,457	35,483	8,009	349,585	-5,357	344,228
Operating expenses	116,434	9,405	84,088	28,624	7,517	246,068	-2,936	243,132
Operating income	74,862	933	20,369	6,859	492	103,516	-2,421	101,095
Operating margin	39.1%	9.0%	19.5%	19.3%	6.1%	29.6%	—	29.4%
Assets	204,191	7,605	98,243	19,927	4,824	334,792	26,745	361,537
Depreciation	18,715	108	6,444	855	53	26,177	74	26,251
Loss on impairment	—	—	—	—	864	864	368	1,232
Capital Expenditures	37,243	208	7,958	2,391	921	48,722	63	48,785
R&D Expenses	8,289	1,683	2,566	1,555	39	14,134	—	14,134
Number of employees (p)	17,133	191	6,794	733	271	25,122	54	25,176

Ref : Differences between the years ended Mar.31, 2007 and 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	28,701	-1,000	15,352	5,366	-2,552	45,865	-	45,865
Variance	15.1%	-9.9%	14.7%	15.1%	-70.1%	13.3%	-	13.3%
Intersegment	-331	2	0	0	-1,601	-1,930	1,930	-
Total	28,369	-998	15,351	5,366	-4,154	43,936	1,930	45,865
Operating expenses	23,147	-555	14,553	3,010	-3,312	36,846	2,902	39,748
Operating income	5,222	-443	798	2,355	-842	7,090	(972)	6,118
Variance	7.0%	-47.5%	3.9%	34.3%	-171.1%	6.8%	-	6.1%
Assets	54,555	155	19,985	4,483	-2,306	76,872	9,234	86,107
Depreciation	8,733	17	961	314	-8	10,016	71	10,087
Loss on impairment	-	-	-	-	-777	-777	-368	-1,145
Capital Expenditures	2,656	-53	3,713	-273	-831	5,213	433	5,647
R&D Expenses	2,214	-524	-892	-95	83	786	-	786
Number of employees (p)	2,437	8	712	177	-73	3,261	13	3,274

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the necessity of classified disclosure for both Crystal and Service has decreased due to the decline of sales and profits by the Company's re-organization :

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

(2) Formerly the company's business segment classification was as follows:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

(3) The business results for the year ended Mar. 31, 2006 according to the former business segment are as follows:

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consoli-dated
Net sales:									
To outside customers	190,551	10,092	104,456	35,483	1,864	1,777	344,228	−	344,228
Intersegment	744	246	0	0	33	4,333	5,357	(5,357)	−
Total	191,296	10,339	104,457	35,483	1,898	6,111	349,585	(5,357)	344,228
Operating expenses	116,434	9,405	84,088	28,624	2,052	5,464	246,068	(2,936)	243,132
Operating income	74,862	933	20,369	6,859	-154	646	103,516	(2,421)	101,095
Operating income ratio	39.1%	9.0%	19.5%	19.3%	-8.2%	10.6%	29.6%	−	29.4%
Assets	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
Depreciation	18,715	108	6,444	855	−	53	26,177	74	26,251
Loss on impairment	−	−	−	−	864	−	864	368	1,232
Capital Expenditures	37,243	208	7,958	2,391	761	159	48,722	63	48,785
R&D Expenses	8,289	1,683	2,566	1,555	39	−	14,134	−	14,134
Number of employees (p)	17,133	191	6,794	733	86	185	25,122	54	25,176

*Elimi. or corp. : Eliminations or corporate

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the year ended Mar. 31, 2007 and 2006 are as follows:

2007 3,369 million Yen 2006 2,629 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Mar. 31, 2007 and 2006 are as follows:

2007 61,381 million Yen 2006 35,135 million Yen

2. Geographical Segments

Annual : for the year ended March 31, 2007

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	270,373	37,455	51,336	30,927	390,093	-	390,093
Intersegment	26,847	305	812	159,124	187,089	-187,089	-
Total	297,220	37,761	52,149	190,052	577,182	-187,089	390,093
Operating expenses	257,021	36,915	44,663	135,226	473,826	-190,946	282,880
Operating income	40,199	845	7,485	54,825	103,355	3,857	107,213
Operating margin	13.5%	2.2%	14.4%	28.8%	17.9%	-	27.5%
Assets	193,390	13,507	107,564	207,158	521,619	-73,975	447,644

Annual : for the year ended March 31, 2006

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	244,998	35,471	39,231	24,526	344,228	–	344,228
Intersegment	23,900	221	683	120,813	145,618	-145,618	–
Total	268,898	35,692	39,914	145,340	489,846	-145,618	344,228
Operating expenses	230,413	34,606	33,366	97,225	395,612	-152,479	243,132
Operating income	38,484	1,086	6,548	48,114	94,234	6,861	101,095
Operating margin	14.3%	3.0%	16.4%	33.1%	19.2%	–	29.4%
Assets	163,840	22,377	63,345	149,298	398,861	-37,323	361,537

Ref : Differences between the years ended Mar.31, 2007 and 2006

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	25,375	1,984	12,105	6,401	45,865	-	45,865
Variance	10.4%	5.6%	30.9%	26.1%	13.3%	-	13.3%
Intersegment	2,947	84	129	38,311	41,471	-41,471	-
Total	28,322	2,069	12,235	44,712	87,336	-41,471	45,865
Operating expenses	26,608	2,309	11,297	38,001	78,214	-38,467	39,748
Operating income	1,715	-241	937	6,711	9,121	-3,004	6,118
Variance	4.5%	-22.2%	14.3%	13.9%	9.7%	-	6.1%
Assets	29,550	-8,870	44,219	57,860	122,758	-36,652	86,107

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc., including South Africa
Asia:	Singapore, Thailand, China, Republic of Korea, Taiwan, etc., including Australia

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company, which are not allocated to each industry segment. Corporate operating expenses for the years ended Mar. 31, 2007 and 2006 are as follows:

   2007 2,993 Million Yen   2006 2,317 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company. Corporate assets as of Mar. 31, 2007 and 2006 are as follows:

   2007 59,046 Million Yen   2006 33,958 Million Yen

3. Sales to Foreign Customers

Annual : for the year ended Mar. 31, 2007

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	44,954	53,524	113,059	7	211,545
Total Consolidated Net Sales (B)					390,093
Overseas Sales ratio A/B	11.5%	13.7%	29.0%	0.0%	54.2%
Regional Sales ratio	21.3%	25.3%	53.4%	0.0%	100.0%

Annual : for the year ended Mar. 31, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	42,673	41,200	85,988	859	170,722
Total Consolidated Net Sales (B)					344,228
Overseas Sales ratio A/B	12.4%	12.0%	25.0%	0.2%	49.6%
Regional Sales ratio	25.0%	24.1%	50.4%	0.5%	100.0%

Ref: Differences between the years ended Mar.31, 2007 and 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	2,281	12,324	27,071	-852	40,823
Total Consolidated Net Sales (B)					45,865
Variance of Overseas Sales	5.3%	29.9%	31.5%	-99.2%	23.9%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America: United States of America, Canada, etc.
Europe: Netherlands, Germany, United Kingdom, etc., including South Africa
Asia: Singapore, Republic of Korea, Taiwan, etc., including Australia
Other: Saudi Arabia, Brazil, etc.

(8) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (Unaudited)

Business Category / Company	Millions of Yen [%] Years ended March 31, 2007		2006		Variance Value	%
Electro-Optics						
Domestic	97,405	(44.4)	94,448	(49.6)	2,957	3.1
Overseas	121,846	(55.6)	96,103	(50.4)	25,743	26.8
total	219,252	[56.2]	190,551	[55.4]	28,701	15.1
Photonics						
Domestic	5,216	(57.4)	5,519	(54.7)	-303	-5.5
Overseas	3,876	(42.6)	4,573	(45.3)	-697	-15.2
total	9,092	[2.3]	10,092	[2.9]	-1,000	-9.9
Information Technology						
Domestic	102,622	(44.9)	99,967	(49.8)	2,655	2.7
Overseas	125,722	(55.1)	100,677	(50.2)	25,045	24.9
total	228,344	[58.5]	200,644	[58.3]	27,700	13.8
Vision Care						
Domestic	35,635	(29.7)	36,089	(34.5)	-454	-1.3
Overseas	84,173	(70.3)	68,367	(65.5)	15,806	23.1
total	119,808	[30.7]	104,456	[30.4]	15,352	14.7
Health Care						
Domestic	39,287	(96.2)	34,228	(96.5)	5,059	14.8
Overseas	1,561	(3.8)	1,254	(3.5)	307	24.5
total	40,849	[10.5]	35,483	[10.3]	5,366	15.1
Eye Care						
Domestic	74,923	(46.6)	70,317	(50.2)	4,606	6.6
Overseas	85,735	(53.4)	69,622	(49.8)	16,113	23.1
total	160,658	[41.2]	139,940	[40.7]	20,718	14.8
Others						
Domestic	1,002	(92.0)	3,220	(88.4)	-2,218	-68.9
Overseas	87	(8.0)	421	(11.6)	-334	-79.3
total	1,089	[0.3]	3,642	[1.0]	-2,553	-70.1
Total Net Sales						
Domestic	178,547	(45.8)	173,506	(50.4)	5,041	2.9
Overseas	211,545	(54.2)	170,722	(49.6)	40,823	23.9
Total	390,093	[100.0]	344,228	[100.0]	45,865	13.3

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

April 23, 2007

QUARTERLY REPORT

4th Quarter : for the three months ended March 31, 2007

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Quarterly Financial Highlights : page.1

(Appendixes)

1. Business Overview
   (1) Results of Operations : page.2
   (2) Financial Position : page.6

2. Consolidated Financial Statements (Quarterly)
   (1) Consolidated Balance Sheets : page.7
   (2) Consolidated Statements of Income : page.9
   (3) Consolidated Statements of Shareholders' Equity : page.10
   (4) Consolidated Statements of Cash Flows : page.11
   (5) Preparation of the Consolidated Financial Statements : page.12
   (6) Notes for Consolidated Financial Statements
      Notes Relating to Investment Securities and Derivatives : page.13
      Notes Relating to Income Taxes : page.14
      Notes Relating to Employees' Retirement Benefits : page.15
      Notes Relating to Impairment of Fixed Assets : page.15
      Per Share Information : page.16
      Material facts occuring after the closing of accounts : Page.16
   (7) Segment Information
      1. Industry Segments : page.17
      2. Geographical Segments : page.19
      3. Sales to Foreign Customers : page.20
   (8) Composition of Net Sales by Business Category : page.21

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used in the three months ended December 31, 2006 and March 31, 2007 are unaudited.
3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

April 23, 2007

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact : Naoji Ito, Manager of Corporate Communications
Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

Performance for the fourth quarter (three months ended March 31, 2007 and 2006)

(The yen amounts shown therein are rounded down to the nearest million.)

(1)Results of Operations	Three months ended March 31, 2007	2006	Variance (%)
Net sales	99,467	90,204	10.3
Operating income	24,631	24,043	2.4
Ordinary income	26,922	22,036	22.2
Net income	19,028	16,514	15.2
Basic net income per share(Yen)	44.11	38.21	
Diluted net income per share(Yen)	43.97	38.03	

Notes : Canges in accounting policy.
From this fiscal year, the company has changed its classification of industry segment.

(2)Financial Position	As of Mar. 31, 2007	As of Dec. 31, 2006	As of Mar. 31, 2006
Total assets	447,644	423,478	361,537
Net assets	367,145	343,290	279,480
Owner's equity ratio	81.6%	80.6%	77.3%
Net assets per share (Yen)	845.98	791.55	648.87

(3)Conditions of Cash Flow	Three months ended March 31, 2007	2006
Net cash provided by operating activities	29,759	41,269
Net cash used in investing activities	-13,287	-11,896
Net cash provided by (used in) financing activities	-5,323	-19,304
Cash and cash equivalents at end of period	120,621	83,574

1. Business Overview

(1) Results of Operations

1. General Overview

Results of Operations	Millions of Yen Three months ended Mar. 31, 2007	Variance(%) year-on-year
Net sales	99,467	(10.3)
Operating income	24,631	(2.4)
Ordinary income	26,922	(22.2)
Net income	19,028	(15.2)
Net income per share(Yen)	44.11	5.90

Economic conditions during the quarter under review made slow improvement due to the concerns on deceleration of the US economy and temporally depreciation of the Yen along with global falling of stock prices. However, with keeping high tone of capital investments and expansion of employment the economic recovery appeared to spread to non-manufacturing industries from export related industries which had mainly driven the recovery until then. As a consequence, economy as a whole continued to post a gradual upward growth.

Meanwhile, for the HOYA Group overall, in the Electro-Optics sector, the general proactive reinforcement of production capacity by clients and the development of new products were vigorous, promoting robust demand overall and leading to increased revenues year-on-year basis. In Vision-Care division, the market overseas for eyeglass lenses showed an expansion while the Healthcare division also performed well, showing an increase in revenues.

As a result, consolidated quarterly net sales, operating profits, ordinary income and net income during the term under review increased year-on-year basis, while there were increase of start-up cost and depreciation on the production facilities recently established.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)


110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
160.00
140.00
120.00
100.00
80.00
60.00
40.00
132.47 134.87 137.95 137.62 135.25 136.23 140.14 140.92 144.55 148.92 153.08 157.26
109.62 111.02 104.52 105.25 108.86 112.35 117.83 117.16 113.97 116.69 117.76 119.41
74,961 78,486 77,786 76,938 81,777 84,961 87,286 90,204 92,618 99,079 98,929 99,467
Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07
Electro-Optics
Photonics
Vision Care
Health Care
Others

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,596
27,257 27,162 20,120
24,043 22,036 16,514
27,240 25,139 21,499
28,126 25,700 22,899
27,216 25,148 19,963
24,631 26,922 19,028
Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05 Dec-05 Mar-06 Jun-06 Sep-06 Dec-06 Mar-07
Operating Income
Ordinary Income
Net Income

2. Segment Overview

1) Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

There was also an increase in orders for photomasks for semiconductor production, high precision products and next-generation developed products, leading to higher sales volume year-on-year. Competition among mask producers for orders in the area of large-size masks for LCD use intensified due to the broad reduction in panel prices by LCD panel producers. As a result, the sales of LCD large masks decreased year-on-year.

In terms of glass disks for hard disk drives (HDDs), the sales increased on a year-on-year basis along with the growth of HDD, while it decreased against the previous quarter due to the seasonal fluctuation of demand and the internal delay in commencing of production with perpendicular recording method.

In optical lenses, a trend toward increase in lens shipments for digital cameras, not only of aspherical molded lenses but also polished lenses, has driven the overall growth of sales, in addition to the broad increase of demand for lenses for mobile telephones equipped with cameras, resulting in higher sales year-on-year.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.

With laser-equipped industrial and medical equipment as major products, clients in the industrial area include producers of semiconductors, LCD panels, optical devices and so forth. The market has been fraught with intense competition as well as industry restructuring, leading to a decline in sales against the previous year.

Quarterly Net Sales of Information Technology (Millions of Yen)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2,887
2,924
2,558
2,378
2,605
2,512
2,451
2,524
2,402
2,223
2,246
2,221
40,087
42,424
42,214
40,937
44,568
46,784
48,842
50,357
52,239
57,134
56,469
53,410
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Electro-Optics
Photonics

2) Eye Care

Vision Care

The slump in the domestic market for eyeglass lenses continued as before but HOYA realized growth in the high price bracket through the value-added enhancement of products centered in high-function coatings and newly-designed progressive lenses. Overall sales in the domestic market increased slightly year-on-year instead of stiff price competition in the low price bracket.

In eyeglass lenses in markets overseas, the expansion continued to advance in sales for newly designed progressive lenses, high refraction lenses and other high value added products in Asia-Oceania, Europe and North America and the markets remained firm. There was an overall increase in the sales volume year-on-year in spite of tough competition due to a price offensive in low-end lenses. In Europe, a recovery in the market became especially apparent and sustained expansion was realized.

As a result, an increase was realized in the sector overall year-on-year.

Health Care

In contact lenses, in addition to the healthy sales results made by the existing directly-owned stores, it will continue to pursue differentiation from competitors through expanded sales in bifocal lenses and other high value added products through the continued establishment of new stores and consulting sales taking advantage of specialized knowledge.

In intraocular lenses, flexible (soft) intraocular lenses, especially yellow-lenses, have been demonstrating robust performance in the domestic market, recording an increase in sales volume year-on-year.

Quarterly Net Sales of Eye Care (Millions of Yen)


50,000
40,000
30,000
20,000
10,000
0
7,706
8,084
7,807
7,811
8,542
9,079
8,916
8,946
9,733
10,423
10,195
10,498
22,862
23,803
23,806
24,499
24,850
25,607
26,155
27,844
27,926
28,985
29,806
33,091
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Vision Care
Health Care

3) Others

	Millions of Yen Three months ended Mar. 31, 2007
Quarterly net sales	246

In crystal, the crystal operations were reduced in scale through restructuring and, in services, the spin-off of the temporary staff outplacement service effective March 1, 2006, resulting in a reduction in sales year-on-year in both sectors.

(2) Financial Position

1. Assets, Liabilities and Net assets

	Millions of Yen As of Mar. 31, 2007
Total assets	447,644
Net assets	367,145
Owner's equity ratio	81.6%

At the end of the quarter under review, the current assets increased Yen 18,703 million from the beginning of the quarter under review since cash and deposit increased Yen 14,873 million. Fixed assets increased Yen 5,463 million and total assets increased Yen 24,166 million. Liabilities increased Yen 312 million. Net assets came to Yen 367,145 million through increase of earned surplus. Owner's equity, which is total figures of Shareholders' equity and Valuation and translation adjustments, came to Yen 365,102 million and Owner's equity ratio came to 81.6%.

2. Conditions of Cash Flows

	Millions of Yen Three months ended Mar. 31, 2007
Net cash provided by operating activities	29,759
Net cash used in investing activities	-13,287
Net cash provided by (used in) financing activities	-5,323
Cash and cash equivalents at end of period	120,621

In terms of cash flows from operating activities, on the basis of Yen 24,872 million in income before income taxes and Yen 10,744 million in depreciation, net cash provided by operating activities amounted to 29,759 million. Net cash used in investment activities amounted to Yen 13,287 million in cash payments that were mainly used for investment in order to handle next-generation products. Freee cash flow came to Yen 16,472 million. As a result, the term-end balance of cash and cash equivalents increased by Yen 14,873 million in comparison with that of the end of the previous quarter.

2. Consolidated Financial Statements (Quarterly)

(1) Consolidated Balance Sheets (Quarterly)

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Mar.31,2007	Dec.31,2006	Variance(%)	Mar.31,2006
ASSETS				
Current assets				
Cash and deposits	120,621	105,748		83,574
Notes and accounts receivable - trade	94,296	93,673		78,380
Inventories	49,721	47,861		41,178
Deferred tax assets	7,067	4,781		7,407
Other current assets	5,309	6,151		3,246
Allowance for doubtful receivables	-1,311	-1,213		-1,512
Total current assets	275,706	257,003	7.3	212,273
Fixed assets				
Tangible fixed assets				
Buildings and structures	33,871	31,716		29,548
Machinery and carriers	75,961	74,759		58,493
Tools, equipment and fixtures	12,311	12,451		10,716
Lands	9,154	9,066		8,648
Construction in progress	11,918	10,916		13,196
Total tangible fixed assets	143,218	138,908	3.1	120,603
Intangible fixed assets				
Total intangible fixed assets	6,248	5,952	5.0	7,424
Investments and other assets				
Investment securities	14,575	14,085		14,060
Deferred tax assets	2,723	2,896		2,757
Other assets	5,493	4,947		4,601
Allowance for doubtful receivables	-322	-316		-295
Total investment and other assets	22,470	21,613	4.0	21,123
Total fixed assets	171,937	166,474	3.3	149,152
Deferred charges				
Total deferred charges	—	—	-	111
TOTAL ASSETS	447,644	423,478	5.7	361,537

HOYA CORPORATION and Consolidated Subsidiaries	Millions of Yen			
	As of			
LIABILITIES AND NET ASSETS	Mar.31,2007	Dec.31,2006	Variance(%)	Mar.31,2006
LIABILITIES				
Current liabilities				
Notes and accounts payable - trade	28,779	28,612		28,070
Commercial paper	–	5,997		–
Income tax payable	12,821	8,623		14,342
Accrued bonuses to employees	4,327	2,248		4,207
Other current liabilities	32,252	32,756		32,685
Total current liabilities	78,181	78,238	-0.1	79,305
Long-term liabilities				
Allowance for special repairs	890	778		619
Other long-term liabilities	1,427	1,170		1,211
Total long-term liabilities	2,317	1,949	18.9	1,831
Total Liabilities	80,499	80,187	0.4	81,137
NET ASSETS				
Shareholders' equity				
Paid-in capital	6,264	6,264		–
Capital surplus	15,898	15,898		–
Earned surplus	322,513	304,051		–
Treasury stock	-12,753	-13,998		–
Advances on subscription to treasury stock	1	45		–
Total shareholders' equity	331,924	312,261	6.3	–
Valuation and translation adjustments				
Valuation difference on available-for-sale securities	-85	-36		–
Translation adjustments	33,263	29,162		–
Total valuation and translation adjustments	33,177	29,126	13.9	–
New share subscription rights	167	66	153.0	–
Minority interest	1,876	1,836	2.2	–
Total Net Assets	367,145	343,290	6.9	–
TOTAL LIABILITIES AND NET ASSETS	447,644	423,478	5.7	–
MINORITY INTEREST	–	–	–	919
SHAREHOLDERS' EQUITY				
Common stock	–	–	–	6,264
Capital surplus	–	–	–	15,898
Retained earnings	–	–	–	266,345
Net unrealized gain (loss) on available-for-sale securities	–	–	–	110
Foreign currency translation adjustments	–	–	–	7,142
Treasury stock - at cost	–	–	–	-16,279
Total Shareholders' Equity	–	–	–	279,480
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	–	–	–	361,537

Notes:	Millions of Yen			
1. Accumulated depreciation	223,095	213,543		181,818
2. Guarantees of borrowings and lease obligations for customers and Group's employees	2,774	2,739		2,210
3. Number of shares of treasury stock (unit : shares)	3,447,681	3,784,297		4,401,607

2. Consolidated Statements of Income (Quarterly)

HOYA CORPORATION and Consolidated Subsidiaries — Millions of Yen

	Three months ended				
			Variance		
	Mar.31,2007	Mar.31,2006	Value	(%)	Dec.31,2006
Net sales	99,467	90,204	9,263	10.3	98,929
Cost of sales	51,038	46,839	4,199	9.0	50,716
Gross profit	48,428	43,364	5,064	11.7	48,214
Selling, general and administrative expenses	23,798	19,321	4,477	23.2	20,997
Operating income	24,631	24,043	588	2.4	27,216
Non-operating income	2,939	655	2,284	348.7	2,472
Interest income	1,114	332	782		567
Foreign exchange gains	734	–	734		–
Equity in earnings of affiliates	586	–	586		894
Others	503	322	181		1,011
Non-operating expenses	648	2,663	-2,015	-75.7	4,540
Interest expense	44	40	4		6
Sales Discount	238	193	45		207
Foreign exchange losses	–	1,235	-1,235		3,085
Equity in losses of affiliates	–	601	-601		–
Others	365	591	-226		1,242
Ordinary income	26,922	22,036	4,886	22.2	25,148
Extra-ordinary gains	65	585	-520	-88.9	340
Gain on sales of property, plant and equipment	5	52	-47		17
Others	60	533	-473		322
Extra-ordinary losses	2,115	1,663	452	27.2	381
Additional retirement benefits paid to employees	837	162	675		119
Loss on disposal of property, plant and equipment	491	231	260		178
Maintenance of Environment	17	140	-123		10
Loss on impairment	1	785	-784		4
Others	769	344	425		69
Income before income taxes and other items	24,872	20,958	3,914	18.7	25,106
Income taxes - Curent	7,963	5,312	2,651	49.9	2,181
Income taxes - Deferred	-2,188	-778	-1,410	181.2	2,905
Minority interests in net income	67	-89	156	-	56
Net income	19,028	16,514	2,514	15.2	19,963
Basic net income per share(Yen)	44.11	38.21	5.90		46.32
Diluted net income per share(Yen)	43.97	38.03	5.94		46.14

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2007 A" is the actual value of this period. "2007 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

		2007 A	2007 B	influences
Net sales	Million Yen	99,467	97,457	2,010
Operating income	Million Yen	24,631	23,106	1,525
Ordinary income	Million Yen	26,922	25,149	1,773
Net income	Million Yen	19,028	17,498	1,530

2. Average rates of major foreign currencies

		Three months ended			
		Mar.31,2007	Mar.31,2006	Variance(%)	Dec.31,2006
US$	Yen	119.41	117.16	-1.9%	117.76
Euro	Yen	157.26	140.92	-11.6%	153.08
Thail Baht	Yen	3.58	3.00	-19.3%	3.27

(3) Consolidated Statements of Shareholders' Equity (Quarterly)

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Shareholders' Equity					
	Paid-in Capital	Capital Surplus	Earned Surplus	Treasury Stock	Advances on subscription to treasury stock	Total Shareholders' Equity
BALANCE DECEMBER 31, 2006	6,264	15,898	304,051	-13,998	45	312,261
Net income			19,028			19,028
Appropriations						
Cash dividends						
Repurchase of treasury stocks				-3		-3
Disposal of treasury stocks			-565	1,247		681
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries						
Others					-43	-43
Net increase / decrease during the term under review except in Shareholders' Equity						
Total increase / decrease during the term under review	-	-	18,462	1,244	-43	19,663
BALANCE MARCH 31, 2007	6,264	15,898	322,513	-12,753	1	331,924

Millions of Yen

	Valuation and Translation Adjustments					
	Valuation difference on available-for-sale securities	Translation Adjustments	Total Valuation and Translation Adjustments	New Share Subscription Rights	Minority Interest	Total Net Assets
BALANCE DECEMBER 31, 2006	-36	29,162	29,126	66	1,836	343,290
Net income						19,028
Appropriations						
Cash dividends						
Repurchase of treasury stocks						-3
Disposal of treasury stocks						681
Increase / decrease due to change in accounting standard of overseas consolidated subsidiaries						
Others						-43
Net increase / decrease during the term under review except in Shareholders' Equity	-49	4,100	4,051	167	39	4,258
Total increase / decrease during the term under review	-49	4,100	4,051	100	39	23,854
BALANCE MARCH 31, 2007	-85	33,263	33,177	167	1,876	367,145

Notes:

1. Condition of isued stocks		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	435,017,020	–	–	435,017,020	unit : shares

2. Condition of treasury stock		beginning of the period	increase during the period	decrease during the period	end of the period	
	Common stock	3,784,297	724	337,340	3,447,681	unit : shares

The breakdown of increase/decrease of treasury stock (by reason) is as follows :

Increase due to repurchase of treasury stock less than one unit	724	shares
Decrease due to sale of treasury stock less than one unit	140	shares
Decrease due to exercise of stock option	337,200	shares

(4) Consolidated Statements of Cash Flows (Quarterly)

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen Three months ended Mar.31		
	2007	2006	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	24,872	20,958	3,914
Depreciation and amortization	10,744	7,821	2,923
Loss on impairment of long-lived assets	1	785	-784
Gain on transfer of businesses	–	-594	594
Provision for (reversal of) accrued allowances for doubtful receivables	103	24	79
Provision for (reversal of) accrued bonuses to employees	2,105	2,120	-15
Provision for (Reversal of) reserve for periodic repairs	111	-137	248
Interest income and dividend receivable	-1,104	-332	-772
Interest expense payable	44	40	4
Foreign exchange loss (gain)	900	72	828
Equity in earnings of affiliates	-586	601	-1,187
Gain on sales of property, plant and equipment and investment securitie	-5	-52	47
Loss on disposal of property, plant and equipment and investment secur	490	231	259
Other	-2,394	1,177	-3,571
(Increase) decrease in notes and accounts receivable	-701	5,415	-6,116
(Increase) decrease in inventories	-897	1,215	-2,112
(Increase) decrease in other current assets	1,399	3,714	-2,315
Increase (decrease) in notes and accounts payable	-96	-349	253
Increase (decrease) in income taxes payable	-453	-253	-200
Increase (decrease) in other current liabilities	-1,882	-214	-1,668
Sub total	32,650	42,245	-9,595
Interest and dividend receivable	910	339	571
Interest payable	-10	-41	31
Income taxes - paid	-3,790	-1,273	-2,517
Net cash provided by operating activities	29,759	41,269	-11,510
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-11,816	-10,609	-1,207
Proceeds from sales of property, plant and equipment	16	45	-29
Purchases of investment securities	-203	-536	333
Expenditure for acquisition of subsidiary's stocks for consolidation	–	-337	337
Payment for loans	-500	–	-500
Income from collection of loans	8	22	-14
Expenditure for other investments	-897	-1,382	485
Income from other investments	104	72	32
Proceeds from transfer of businesses	–	830	-830
Net cash used in investing activities	-13,287	-11,896	-1,391
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-5,997	-20,000	14,003
Payments for purchase of treasury stock	-3	-3	0
Proceeds from sales of treasury stock	635	698	-63
Dividends paid	42	–	42
Net cash used in financing activities	-5,323	-19,304	13,981
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENT	3,725	-952	4,677
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,873	9,115	5,758
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	105,748	74,458	31,290
CASH AND CASH EQUIVALENTS, END OF PERIOD	120,621	83,574	37,047

Notes

	Three months ended Mar.31	
1. Cash and Cash Equivalents at the End of the Period	2007	2006
Cash and deposits	120,621	83,574
Total	120,621	83,574

2. Details of Important Non-financial Trading

Three months ended Mar.31, 2007

None

Three months ended Mar.31, 2006 — Millions of Yen

Cancellation of treasury stock — 53,180

(with effect on Feb 1, 2006 for 14,379,000 shares)

RE : The number of total issued and outstanding shares after the cancellation was 435,017,020 shares.

(5) Preparation of the Consolidated Financial Statements (Quarterly)

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 67 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION

2. Number of unconsolidated subsidiaries : None

3. Number of affiliates : 4 companies
   (Number of affiliates accounted for by the equity method :
   1company, NH TECHNO GLASS CORP. (Japan)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

a. Scope of consolidation

In comparison to Mar.31, 2006 : 5 companies increased in total

5 companies increased due to the establishment:	HOYA LENS INDIA PRIVATE LIMITED. (India) HOYA LENS VIETNAM LTD. (Vietnam) Other three companies (overseas)
1 company increased due to the acquisition	HOYA HILL OPTICS SA (PTY) LTD. (South Africa)
1 company decreased due to the merger into the other subsidiary	HOYA CRYSTAL, INC. (USA) * merged into HOYA CORPORATION USA (USA)

In comparison to Dec.31, 2006 : 4 companies increased in total

4 companies increased due to the establishment:	HOYA LENS VIETNAM LTD. (Vietnam) Other three companies (overseas)

b. Application of the equity method

In comparison to Mar.31, 2006 :No change

In comparison to Dec.31, 2006 :No change

	as of Mar. 31, 2007	as of Mar. 31, 2006	variance	as of Dec. 31, 2006
Consolidated subsidiaries	67 (do 5, os62)	62 (do 5, os57)	+5 (do-, os +5)	63 (do 5, os58)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	4 (do 4, os -)	5 (do 5, os -)	-1 (do-1, os-)	4 (do 4, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	71	67	+4	67
(accounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Changes in accounting policies

From this fiscal year, the company has changed its classification of industry segment.

(6) Notes for Consolidated Financial Statements (Quarterly)

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Mar.31, 2007			Dec.31, 2006			Mar.31, 2006		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	1,692	1,541	-150	1,692	1,629	-63	1,692	1,874	181
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	1,692	1,541	-150	1,692	1,629	-63	1,692	1,874	181

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Mar.31, 2007	Dec.31, 2006	Mar.31, 2006
Non-marketable stock of subsidiaries	11,678	11,287	11,104
Total	11,678	11,287	11,104
Non-marketable equity securities	1,099	902	802
Others	256	265	279
Total	1,355	1,168	1,081

3. Derivatives

Significant hedge accounting methods

(1) Hedge accounting methods

Deferral hedging is applied. Appropriation is adopted for hedging exchange risks when the criteria for appropriation are met.

(2) Hedging methods, items covered by hedging and hedging strategy

Exchange risks are hedged based mainly on the company's "Internal Management Regulations", and the company has adopted a policy of not conducting any speculative derivative trading.

Hedging method: forward exchange contracts

Items hedged: Foreign currency denominated debt

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
	Mar. 31, 2007	Dec.31, 2006	Mar.31, 2006
(1) Current deferred tax assets and liabilities			
Deferred tax assets			
Inventories - intercompany unrealized profits	2,647	2,441	1,692
Accrued bonuses to employees	1,655	851	1,601
Accrued enterprise taxes	922	435	727
Inventories - loss on write-down	78	−	253
Maintenance of environment	−	3	1,474
Other	1,763	1,048	1,657
Total amount of deferred tax assets - current	7,067	4,781	7,407
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Excess amount of inclusion in deductible expenses for depreciation	1,576	1,614	1,962
Loss on impairment not deductible	622	621	1,376
Loss on disposal of fixed assets not deductible	518	518	−
Excess amount of inclusion in deductible expenses for allowance for doubtful receivables	110	111	105
Other	600	732	258
Total amount of deferred tax assets - fixed	3,429	3,598	3,702
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-307	-315	-406
Special depreciation reserve	-232	-220	-298
Net unrealized gain on available-for-sale securities	−	−	-74
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-705	-702	-945
Net amount of deferred tax assets - fixed	2,723	2,896	2,757

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Mar.31,2007	Mar.31,2006	Dec.31,2006
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-16.0	-21.0	-18.1
Expenses not permanently deductible for income tax purposes	0.2	0.7	0.4
Per capita portion	0.1	0.1	0.1
Equity in earnings of affiliates	-1.0	1.2	-1.4
Tax credit on experiment and research expenses	-2.0	-0.6	-0.4
Other adjustment - net	1.5	0.8	-0.7
Effective income tax rate	23.2	21.6	20.3

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits

	Millions of Yen, Three months ended Mar.31, 2007	Mar.31, 2006	Dec.31, 2006
Additional retirement benefits paid to employees	837	162	119
Expenses for employees' retirement benefits	837	162	119

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

1. Crystal Division

(1) Tokyo Studio, etc. in the Crystal Division

Location	Akishima-shi, Tokyo, etc.
Use	Facilities for manufacturing crystal glassware, etc.
Asset Class	Machinery and equipment, etc.

In the Crystal Division, which experienced a substantial decline in demand for personal consumption and for corporate gifts amid the sluggish market, and book value of the asset group relating to this division was decreased to its recoverable amount, and the decrease was posted as impairment loss under extraordinary losses.

(2) Breakdown of impairment

	Millions of Yen, Three months ended Mar.31, 2007	Mar.31, 2006	Dec.31, 2006
Machinery, etc.	1	417	4
Total	1	417	4

2. Headquarters

(1) Leased assets of head office

Location	Machida-shi, Tokyo
Use	Leasing
Asset Class	Land

The book value of the leased assets located in Machida City, Tokyo was reduced to the amount of potential recovery because of a decline in market price. The amount of reduction is recorded under extraordinary losses as asset impairment losses.

(2) Breakdown of impairment

	Millions of Yen, Three months ended Mar.31, 2007	Mar.31, 2006	Dec.31, 2006
Land	−	368	−
Total	−	368	−

Per Share Information

	Three months ended		
	Mar.31,		Dec.31,
	2007	2006	2006
Net asset per share (Yen)	845.98	648.87	791.55
Basic net income per share (Yen)	44.11	38.21	46.32
Diluted net income per share (Yen)	43.97	38.03	46.14

The basement of the calculation of per share information as follo

	Three months ended		
	Mar.31,		Dec.31,
	2007	2006	2006
Net asset per share (Yen)			
Net assets (Millions of Yen)	367,145	279,480	343,290
(Minority interest) (Millions of Yen)	1,876	–	1,836
(Advances on subscription to treasury stock) (Millions of Yen)	1	–	45
(New share subscription rights) (Millions of Yen)	167	–	66
(Bonus to directors) (Millions of Yen)	–	65	–
Net assets on common stock (Millions of Yen)	365,100	279,415	341,342
excluding treasury stocks (unit:shares)	431,569,339	430,615,413	431,232,723
Basic net income per share			
Net income (Millions of Yen)	19,028	16,514	19,963
(bonus to directors) (Millions of Yen)	–	65	–
Net income on common stock (Millions of Yen)	19,028	16,449	19,963
Average number of common stocks (unit:shares)	431,413,106	430,459,908	431,037,606
Diluted net income per share (Yen)			
Net income (Millions of Yen)	19,028	16,514	19,963
(bonus to directors) (Millions of Yen)	–	65	–
Net income on common stock (Millions of Yen)	19,028	16,449	19,963
Number of common stocks increased (unit:shares)	1,313,160	1,996,348	1,614,152
Average number of common stocks (unit:shares)	432,726,266	432,456,256	432,651,758

Material facts occuring after the closing of accounts

"Regarding Management Integration between HOYA and PENTAX"

HOYA and PENTAX have been carrying out discussions on the merger of the two companies to achieve management integration based on the Basic Understanding for Management Integration signed and released on December 21, 2006. However, HOYA found it difficult to achieve integration through a way of share swap merger.

In order to overcome the above circumstances, HOYA proposed to PENTAX on April 7, 2007, to begin the discussion between the two companies on a takeover offer from HOYA in place of share swap, according to the basic agreement.

At this moment the discussion, including the possibilities of TOB, is continueing. The final target of the integration is increasing corporate value and HOYA is striving to find the best way to achieve this aim.

(7) Segment Information (Quarterly)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

Fourth quarter : for the three months ended March 31, 2007

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	53,410	2,221	33,091	10,498	246	99,467	–	99,467
Intersegment	103	58	2	0	698	862	-862	–
Total	53,512	2,280	33,094	10,498	945	100,329	-862	99,467
Operating expenses	36,079	2,230	27,351	7,913	989	74,563	273	74,837
Operating income	17,434	49	5,743	2,585	-45	25,766	-1,135	24,631
Operating margin	32.6%	2.1%	17.4%	24.6%	-4.8%	25.7%	–	24.8%
Assets	258,746	7,760	118,228	24,410	2,518	411,664	35,979	447,644
Depreciation	7,992	35	2,313	343	11	10,696	48	10,744
Loss on impairment	–	–	–	–	1	1	–	1
Capital Expenditures	11,595	35	2,423	477	0	14,533	14	14,547
R&D Expenses	2,844	334	506	411	37	4,133	–	4,133
Number of employees (p)	19,570	199	7,506	910	198	28,383	67	28,450

Fourth quarter : for the three months ended March 31, 2006

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimin. or corp.*	Consolidated
Net sales:								
To outside customers	50,357	2,524	27,844	8,946	530	90,204	–	90,204
Intersegment	67	47	-1	0	951	1,062	-1,062	–
Total	50,425	2,571	27,843	8,947	1,481	91,266	-1,062	90,204
Operating expenses	31,879	2,329	22,647	8,266	1,511	66,630	-470	66,161
Operating income	18,546	241	5,197	681	-29	24,636	-593	24,043
Operating margin	36.8%	9.4%	18.7%	7.6%	-2.0%	27.0%	–	26.7%
Assets	204,191	7,605	98,243	19,927	4,824	334,792	26,745	361,537
Depreciation	5,679	33	1,805	253	13	7,786	35	7,821
Loss on impairment	–	–	–	–	417	417	368	785
Capital Expenditures	8,364	68	2,015	957	477	11,884	35	11,919
R&D Expenses	1,874	902	696	852	18	4,344	–	4,344
Number of employees (p)	17,133	191	6,794	733	271	25,122	54	25,176

Ref : Differences between the three months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Others	Total	Elimi. or corp.*	Consolidated
Net sales:								
To outside customers	3,053	-303	5,247	1,552	-284	9,263	-	9,263
Variance	6.1%	-12.0%	18.8%	17.3%	-53.6%	10.3%	-	10.3%
Intersegment	36	11	3	0	-253	-200	200	-
Total	3,087	-291	5,251	1,551	-536	9,063	200	9,263
Operating expenses	4,200	-99	4,704	-353	-522	7,933	743	8,676
Operating income	-1,112	-192	546	1,904	-16	1,130	-542	588
Variance	-6.0%	-79.7%	10.5%	279.6%	55.2%	4.6%	-	2.4%
Assets	54,555	155	19,985	4,483	-2,306	76,872	9,234	86,107
Depreciation	2,313	2	508	90	-2	2,910	13	2,923
Loss on impairment	-	-	-	-	-416	-416	-368	-784
Capital Expenditures	3,231	-33	408	-480	-477	2,649	-21	2,628
R&D Expenses	970	-568	-190	-441	19	-211	-	-211
Number of employees (p)	2,437	8	712	177	-73	3,261	13	3,274

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

(1) From this fiscal year, the company has changed its segmentation of industry as follows, because the necessity of classified disclosure for both Crystal and Service has decreased due to the decline of sales and profits by the Company's re-organization :

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others		Crystal glass products; Design of information systems, etc.

(2) Formerly the company's business segment classification was as follows:

Business Category	Division	Products and Services
Information Technologies	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical lenses, optical glasses, electronic glasses, Optical communication related devices, etc.
	Photonics	Lazer equipments for industrial, dental, and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses and accessories, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

(3) The business results for the three months ended Mar. 31, 2006 according to the former business segment are as follows:

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consoli-dated
Net sales:									
To outside customers	50,357	2,524	27,844	8,946	181	349	90,204	—	90,204
Intersegment	67	47	-1	0	6	945	1,062	-1,062	—
Total	50,425	2,571	27,843	8,947	187	1,294	91,266	-1,062	90,204
Operating expenses	31,879	2,329	22,647	8,266	357	1,154	66,630	-470	66,161
Operating income	18,546	241	5,197	681	-169	140	24,636	-593	24,043
Operating margin	36.8%	9.4%	18.7%	7.6%	-90.4%	10.8%	27.0%	—	26.7%
Assets	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
Depreciation	5,679	33	1,805	253	—	13	7,786	35	7,821
Loss on impairment	—	—	—	—	417	—	417	368	785
Capital Expenditures	8,364	68	2,015	957	340	137	11,884	35	11,919
R&D Expenses	1,874	902	696	852	18	—	4,344	—	4,344
Number of employees (p)	17,133	191	6,794	733	86	185	25,122	54	25,176

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Mar. 31, 2007 and 2006 are as follows:

2007 909 Million Yen
2006 986 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Mar. 31, 2007 and 2006 are as follows:

2007 61,381 Million Yen
2006 35,135 Million Yen

2. Geographical Segments

Fourth quarter : for the three months ended March 31, 2007

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	66,868	10,062	15,199	7,337	99,467	–	99,467
Intersegment	6,449	85	138	39,332	46,005	-46,005	–
Total	73,317	10,147	15,338	46,670	145,471	-46,005	99,467
Operating expenses	63,082	10,171	12,762	35,136	121,150	-46,314	74,837
Operating income	10,236	-24	2,576	11,533	24,320	310	24,631
Operating margin	14.0%	-0.2%	16.8%	24.7%	16.7%	–	24.8%
Assets	193,390	13,507	107,564	207,158	521,619	-73,975	447,644

Fourth quarter : for the three months ended March 31, 2006

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	61,365	9,590	10,725	8,524	90,204	–	90,204
Intersegment	6,149	31	264	32,123	38,566	-38,566	–
Total	67,514	9,621	10,988	40,647	128,770	-38,566	90,204
Operating expenses	60,256	9,743	9,102	28,269	107,370	-41,209	66,161
Operating income	7,258	-122	1,886	12,378	21,400	2,643	24,043
Operating margin	10.8%	-1.3%	17.2%	30.5%	16.6%	–	26.7%
Assets	163,840	22,377	63,345	149,298	398,861	-37,323	361,537

Ref : Differences between the three months of this year and the same period last year

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	5,503	472	4,474	-1,187	9,263	-	9,263
Variance	9.0%	4.9%	41.7%	-13.9%	10.3%	-	10.3%
Intersegment	300	54	-126	7,209	7,439	-7,439	-
Total	5,803	526	4,350	6,023	16,701	-7,439	9,263
Operating expenses	2,826	428	3,660	6,867	13,780	-5,105	8,676
Operating income	2,978	98	690	-845	2,920	-2,333	588
Variance	41.0%	-80.3%	36.6%	-6.8%	13.6%	-	2.4%
Assets	29,550	-8,870	44,219	57,860	122,758	-36,652	86,107

*Elimi. or corp. : Eliminations or corporate

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc., including South Africa
Asia:	Singapore, Thailand, China, Republic of Korea, Taiwan, etc., including Australia

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Mar. 31, 2007 and 2006 are as follows:

   2007 814 Million Yen   2006 674 Million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company. Corporate assets as of Mar. 31, 2007 and 2006 are as follows:

   2007 59,046 Million Yen   2006 33,958 Million Yen

3. Sales to Foreign Customers

Fourth quarter : for the three months ended March 31, 2007

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,452	15,758	27,057	1	54,268
Total Consolidated Net Sales (B)					99,467
Overseas Sales ratio A/B	11.5%	15.9%	27.2%	0.0%	54.6%
Regional Sales ratio	21.1%	29.0%	49.9%	0.0%	100.0%

Fourth quarter : for the three months ended March 31, 2006

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	12,386	11,194	23,665	851	48,096
Total Consolidated Net Sales (B)					90,204
Overseas Sales ratio A/B	13.7%	12.4%	26.2%	1.0%	53.3%
Regional Sales ratio	25.7%	23.3%	49.2%	1.8%	100.0%

Ref : Differences between the three months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-934	4,564	3,392	-850	6,172
Total Consolidated Net Sales (B)					9,263
Variance of Overseas Sales	-7.5%	40.8%	14.3%	-	12.8%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc., including South Africa
Asia:	Singapore, Republic of Korea, Taiwan, etc., including Australia
Other:	Saudi Arabia, Brazil, etc.

(8) Composition of Net Sales by Business Category (Quarterly)

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen [%]

Business Category / Company	Three months ended Mar.31,2007	Three months ended Mar.31,2006	Variance Value	Variance %	Three months ended Dec.31, 2006
Electro-Optics					
Domestic	24,805 (46.4)	22,982 (45.6)	1,823	7.9	24,410 (43.2)
Overseas	28,604 (53.6)	27,375 (54.4)	1,229	4.5	32,059 (56.8)
total	53,410 [53.7]	50,357 [55.8]	3,053	6.1	56,469 [57.1]
Photonics					
Domestic	1,333 (60.0)	1,376 (54.5)	-43	-3.1	1,050 (46.7)
Overseas	888 (40.0)	1,148 (45.5)	-260	-22.6	1,196 (53.3)
total	2,221 [2.2]	2,524 [2.8]	-303	-12.0	2,246 [2.3]
Information Technology					
Domestic	26,139 (47.0)	24,358 (46.1)	1,781	7.3	25,460 (43.4)
Overseas	29,492 (53.0)	28,524 (53.9)	968	3.4	33,255 (56.6)
total	55,631 [55.9]	52,882 [58.6]	2,749	5.2	58,716 [59.4]
Vision Care					
Domestic	8,807 (26.6)	8,705 (31.3)	102	1.2	8,577 (28.8)
Overseas	24,284 (73.4)	19,139 (68.7)	5,145	26.9	21,229 (71.2)
total	33,091 [33.3]	27,844 [30.9]	5,247	18.8	29,806 [30.1]
Health Care					
Domestic	10,010 (95.4)	8,571 (95.8)	1,439	16.8	9,835 (96.5)
Overseas	487 (4.6)	375 (4.2)	112	29.9	360 (3.5)
total	10,498 [10.6]	8,946 [9.9]	1,552	17.3	10,195 [10.3]
Eye Care					
Domestic	18,818 (43.2)	17,276 (47.0)	1,542	8.9	18,412 (46.0)
Overseas	24,772 (56.8)	19,515 (53.0)	5,257	26.9	21,589 (54.0)
total	43,590 [43.9]	36,791 [40.8]	6,799	18.5	40,001 [40.4]
Others					
Domestic	242 (98.4)	473 (89.1)	-231	-48.8	205 (96.7)
Overseas	4 (1.6)	57 (10.9)	-53	-93.0	7 (3.3)
total	246 [0.2]	531 [0.6]	-285	-53.7	212 [0.2]
Total Net Sales					
Domestic	45,199 (45.4)	42,108 (46.7)	3,091	7.3	44,078 (44.6)
Overseas	54,268 (54.6)	48,096 (53.3)	6,172	12.8	54,851 (55.4)
Total	99,467 [100.0]	90,204 [100.0]	9,263	10.3	98,929 [100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

HOYA

2007(平成19)年3月期 第4四半期及び通期 連結決算参考資料

Fact Book 2007 – Consolidated – 4th Quarter: Three months & Full year ended March 31, 2007

目 次 ・ Table of contents

1. 経営成績 ・ Results of Operations ……… 1
2. 収益性 ・ Profitability ……… 2
3. 利益状況 ・ Profits
4. 事業の種類別セグメント情報〔売上高構成比率〕
・ Business Segment Information (Share of net sales) ……… 3
5. 所在地別セグメント情報〔売上高構成比率〕
・ Geographical Segment Information (Share of net sales)
6. 第4四半期 事業の種類別セグメント情報〔成長性と収益性〕
・ 4Q Sales Growth and Profitability by Business Segment ……… 4
7. 第4四半期 所在地別セグメント情報〔成長性と収益性〕
・ 4Q Sales Growth and Profitability by Geographical Segment
8. 事業の種類別営業利益率
・ Business Segment Information (Operating margin) ……… 5
9. 顧客所在地別売上高構成比率
・ Sales to Domestic and Foreign Customers ……… 6
10. 財政状態 ・ Condition of Assets
11. 株主状況 ・ Shareholders ……… 7
12. 1株当り収益性および配当金
・ Profitability per Share & Cash Dividends
13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率
・ PER, PCFR, PBR ……… 8
14. 株価・出来高の推移
・ Common Stock Price Range and Trading Volume
15. 設備投資 ・ Capital Expenditure ……… 9
16. 研究開発費 ・ Research and Development Expenses
17. 手元流動性 ・ Liquidity ……… 10
18. 有利子負債 ・ Interest-bearing Debt
19. 棚卸資産 ・ Inventories ……… 11
20. 人員 ・ Number of Employees
21. 通期 事業の種類別セグメント情報〔成長性と収益性〕
・Annual Sales Growth and Profitability by Business Segment ……… 12
22. 通期 所在地別セグメント情報〔成長性と収益性〕
・Annual Sales Growth and Profitability by Geographical Segment
23. 〔参考〕グループ連結経営 ・ HOYA's Global Group Management … 13

※ 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。将来の業績の見通しについては、現在入手可能な情報から得られたHOYAの経営者の判断に基づいています。従ってこれらの業績見通しのみに全面的に依存することはお控えくださるようお願いいたします。実際の業績は、さまざまな重要な要素により、これら業績見通しとは大きく異なる結果となりうることをご承知おきください。予想数字等は今後の経済情勢・社内事情により修正を行うことがあります。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。
This report is provided solely for the purpose of reference to those investors making their own evaluation of the company at their own risks. This report contains estimates that are forward-looking statements based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them in making investment decisions. HOYA cautions you that actual results may differ substantially from those discussed in the estimates and forecasts due to various factors. We do not guarantee the accuracy or completeness of the information herein. Unless otherwise stated estimates or forecasts are solely those of our company and subject to change without notice. We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

※ 本資料に含まれる1株当たりデータおよび株価につきましては、平成17年11月15日付けで行なった1対4の株式分割を反映し、遡及修正して表示しております。
Per share data and stock price shown in this report have been retroactively adjusted reflecting four for one stock split effective on November 15, 2005.

1. 経営成績・Results of Operations (百万円・¥ Million)



年度推移(Annual Transition)
売上高・Net Sales
営業利益率・Operating Margin



中間推移(Interim Transition)
経常利益率・Ordinary Income Ratio



四半期推移(Quarter Transition)
当期純利益率・Return on Sales =ROS



4Q推移 (4Q Transition)

	2003.3.	2004.3.	2005.3	2006.3	2007.3
売上高・Net Sales	246,293	271,443	308,172	344,228	390,093
営業利益率・Operating Margin	21.5%	25.1%	27.6%	29.4%	27.5%
経常利益率・Ordinary Income Ratio	20.7%	24.5%	29.1%	30.1%	26.4%
当期純利益率・Return on Sales =ROS	8.1%	14.6%	20.8%	22.0%	21.4%

	2004.9	2005.9.	2006.9.
売上高・Net Sales	153,447	166,738	191,697
営業利益率・Operating Margin	28.8%	29.9%	28.9%
経常利益率・Ordinary Income Ratio	30.5%	32.6%	26.5%
当期純利益率・Return on Sales =ROS	21.4%	23.4%	23.2%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
売上高・Net Sales	74,961	78,486	77,786	76,938	81,777	84,961	87,286	90,204	92,618	99,079	98,929	99,467
営業利益率・Operating Margin	28.1%	29.4%	27.8%	24.9%	30.6%	29.1%	31.2%	26.7%	29.4%	28.4%	27.5%	24.8%
経常利益率・Ordinary Income Ratio	29.8%	31.1%	28.7%	26.6%	33.6%	31.7%	31.1%	24.4%	27.1%	25.9%	25.4%	27.1%
当期純利益率・Return on Sales =ROS	21.6%	21.2%	20.7%	19.6%	24.9%	21.9%	23.1%	18.3%	23.2%	23.1%	20.2%	19.1%

	2006-4Q	2007-4Q
売上高・Net Sales	90,204	99,467
営業利益率・Operating Margin	26.7%	24.8%
経常利益率・Ordinary Income Ratio	24.4%	27.1%
当期純利益率・Return on Sales =ROS	18.3%	19.1%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2007-4Q」は、2007年(平成19年)3月期の第4四半期(2007年1月1日から2007年3月31日まで)の3ヶ月間の経営成績あるいは2007年3月31日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1– Sep.30, 3Q : Oct.1 – Dec.31 and 4Q : Jan.1 – Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12–month period ended March 31 of given year. For example, you can find the result of operations during the three months ended March 31, 2007 or condition of finance as of March 31, 2007 in 2007–4Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…67社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…4社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成18年3月末)との比較…5社増加

・設立により5社増加 HOYA LENS INDIA PRIVATE LIMITED(インド)
HOYA LENS VIETNAM LTD. (ベトナム) 他3社(海外)

・買収により1社増加 HOYA HILL OPTICS SA (PTY) LTD (南アフリカ)

・小会社どうしの合併により1社減少 HOYA CRYSTAL, INC(米国) ※HOYA CORPORATION USA (米国)に吸収合併

②会計処理の方法：事業の種類別セグメント情報における事業区分を変更しております。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 67 companies

Major consolidated subsidiaries :

<overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.

<Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.

2. Number of affiliates : 4 companies

(Number of affiliated acconted for by the equity method : 1 company, NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2006

1. Changes in scope of consolidation and application of the equity method

Scope of consolidation : 5 companies increased

5 companies increased due to establishment: HOYA LENS INDIA PRIVATE LIMITED (India)
HOYA LENS VIETNAM LTD. (Vietnam) and 3 other companies (Overseas)

1 company increased due to acquisition: HOYA HILL OPTICS SA (PTY) LTD (South Africa)

1 company decreased due to merger among subsidiaries: HOYA CRYSTAL, INC(USA) *mergerd to HOYA CORPORATION USA (USA)

2. Changes in accounting policy :

The company has changed its classification of industry segments.

参考	当第4四半期(平成19年3月期) as of March 31, 2007	前期(平成18年3月期) as of March 31, 2006	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	67 (do 5 , os 62)	62 (do 5 , os 57)	+5 (do — , os +5)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	4 (do 4 , os —)	5 (do 5 , os —)	−1 (do −1 , os —)
(うち持分法適用会社数 Affiliates accounted for by the equity method)	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	71	67	+4

※. do：国内・domestic 、os：海外・overseas

2. 収益性・Profitability (円・¥)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)

一株当たり当期純利益・Earnings Per Share=EPS　総資産経常利益率・Ordinary Income/Total Assets　自己資本当期純利益率・ROE　総資産当期純利益率・Return on Assets =ROA

	2003.3.	2004.3	2005.3	2006.3	2007.3
一株当たり当期純利益・EPS	42.77	87.74	144.71	171.71	193.50
自己資本当期純利益率・ROE	9.0%	17.8%	25.8%	27.1%	25.9%
総資産経常利益率・Ordinary Income/Total Asset	18.4%	23.6%	27.9%	29.1%	25.4%
総資産当期純利益率・Return on Assets =ROA	7.3%	14.0%	20.0%	21.2%	20.6%

	2004.9	2005.9	2006.9.
一株当たり当期純利益・EPS	74.73	87.47	103.08
自己資本当期純利益率・ROE	14.0%	13.4%	14.8%
総資産経常利益率・Ordinary Income/Total Asset	15.3%	14.6%	13.1%
総資産当期純利益率・Return on Assets =ROA	10.8%	10.5%	11.4%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
一株当たり当期純利益・EPS	37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92	53.16	46.32	44.11
自己資本当期純利益率・ROE	7.2%	6.9%	6.3%	5.6%	7.2%	6.3%	7.1%	6.1%	7.6%	7.5%	6.0%	5.4%
総資産経常利益率・Ordinary Income/Total Asset	7.7%	8.0%	6.9%	6.0%	7.8%	7.2%	7.3%	6.1%	6.7%	6.4%	6.0%	6.2%
総資産当期純利益率・Return on Assets =ROA	5.6%	5.4%	5.0%	4.4%	5.8%	5.0%	5.4%	4.6%	5.7%	5.7%	4.7%	4.4%

	2006-4Q	2007-4Q
一株当たり当期純利益・EPS	38.21	44.11
自己資本当期純利益率・ROE	6.1%	5.4%
総資産経常利益率・Ordinary Income/Total Asset	6.1%	6.2%
総資産当期純利益率・Return on Assets =ROA	4.6%	4.4%

3. 利益状況・Profits (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)

営業利益・Operating Profit　経常利益・Ordinary Income　当期純利益・Net Income　平均為替レート・Exchange rate(¥／US$)　EURO平均為替レート・Exchange rate(¥/EURO)

	2003.3.	2004.3	2005.3	2006.3	2007.3
営業利益・Operating Profit	52,982	68,166	84,920	101,095	107,213
経常利益・Ordinary Income	50,874	66,554	89,525	103,637	102,909
当期純利益・Net Income	20,037	39,548	64,135	75,620	83,391
平均為替レート・Exchange rate(¥／US$)	121.20	112.76	107.60	113.93	116.96
EURO平均為替レート・Exchange rate(¥/EURO)	121.48	132.65	135.73	138.13	150.95

	2004.9	2005.9	2006.9.
営業利益・Operating Profit	44,128	49,795	55,366
経常利益・Ordinary Income	46,771	54,439	50,839
当期純利益・Net Income	32,894	38,985	44,398
平均為替レート・Exchange rate(¥／US$)	110.32	110.36	115.33
EURO平均為替レート・Exchange rate(¥/EURO)	133.67	135.74	146.74

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
営業利益・Operating Profit	21,081	23,047	21,652	19,138	25,055	24,740	27,257	24,043	27,240	28,126	27,216	24,631
経常利益・Ordinary Income	22,386	24,404	22,314	20,440	27,465	26,974	27,162	22,036	25,139	25,700	25,148	26,922
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	22,899	19,963	19,028
平均為替レート・Exchange rate(¥／US$)	109.62	111.02	104.52	105.25	108.36	112.35	117.83	117.16	113.97	116.69	117.76	119.41
EURO平均為替レート・Exchange rate(¥/EURO)	132.47	134.87	137.95	137.62	135.25	136.23	140.14	140.92	144.55	148.92	153.08	157.26

	2006-4Q	2007-4Q
営業利益・Operating Profit	24,043	24,631
経常利益・Ordinary Income	22,036	26,922
当期純利益・Net Income	16,514	19,028
平均為替レート・Exchange rate(¥／US$)	117.16	119.41
EURO平均為替レート・Exchange rate(¥/EURO)	140.92	157.26

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4Q推移 (4Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Other

		2003.3.	2004.3	2005.3	2006.3	2007.3
情報通信分野	Electro-Optics	45.3%	49.8%	53.8%	55.4%	56.2%
(Information Technology)	Photonics	2.2%	1.5%	3.5%	2.9%	2.3%
アイケア分野	Vision Care	38.3%	36.2%	30.8%	30.4%	30.7%
(Eye Care)	Health Care	10.9%	10.4%	10.2%	10.3%	10.5%
その他の事業 (Other Businesses)		3.3%	2.1%	1.7%	1.0%	0.3%

	2004.9	2005.9.	2006.9.
Electro-Optics	53.8%	54.8%	57.1%
Photonics	3.8%	3.1%	2.4%
Vision Care	30.4%	30.2%	29.7%
Health Care	10.3%	10.6%	10.5%
Other Businesses	1.7%	1.3%	0.3%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
Electro-Optics	53.5%	54.1%	54.3%	53.2%	54.5%	55.1%	56.0%	55.8%	56.4%	57.7%	57.1%	53.7%
Photonics	3.8%	3.7%	3.3%	3.1%	3.2%	2.9%	2.8%	2.8%	2.6%	2.2%	2.3%	2.2%
Vision Care	30.5%	30.3%	30.6%	31.8%	30.4%	30.1%	30.0%	30.9%	30.2%	29.3%	30.1%	33.3%
Health Care	10.3%	10.3%	10.0%	10.2%	10.4%	10.7%	10.2%	9.9%	10.5%	10.5%	10.3%	10.6%
Other Businesses	1.9%	1.6%	1.8%	1.7%	1.5%	1.2%	1.0%	0.6%	0.3%	0.3%	0.2%	0.2%

	2006-4Q	2007-4Q
Electro-Optics	55.8%	53.7%
Photonics	2.8%	2.2%
Vision Care	30.9%	33.3%
Health Care	9.9%	10.6%
Other Businesses	0.6%	0.2%

5. 事業所の所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4Q推移 (4Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2003.3.	2004.3	2005.3	2006.3	2007.3
北米・North America	14.5%	12.2%	10.0%	10.3%	9.6%
欧州・Europe	13.2%	13.8%	11.0%	11.4%	13.2%
アジア・Asia	4.8%	4.6%	4.1%	7.1%	7.9%
日本・Japan	67.5%	69.4%	74.9%	71.2%	69.3%

	2004.9	2005.9.	2006.9.
北米・North America	10.3%	10.1%	9.4%
欧州・Europe	10.4%	11.0%	11.9%
アジア・Asia	3.9%	5.6%	8.2%
日本・Japan	75.4%	73.3%	70.5%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
北米・North America	10.8%	9.8%	9.9%	9.4%	9.9%	10.3%	10.3%	10.6%	9.8%	9.1%	9.4%	10.1%
欧州・Europe	10.7%	10.1%	11.5%	11.6%	11.1%	10.8%	11.7%	11.9%	12.1%	11.6%	13.5%	15.3%
アジア・Asia	3.9%	3.8%	3.9%	4.9%	5.7%	5.5%	7.7%	9.5%	8.2%	8.3%	7.9%	7.4%
日本・Japan	74.6%	76.3%	74.7%	74.1%	73.3%	73.4%	70.3%	68.0%	69.9%	71.0%	69.2%	67.2%

	2006-4Q	2007-4Q
北米・North America	10.6%	10.1%
欧州・Europe	11.9%	15.3%
アジア・Asia	9.5%	7.4%
日本・Japan	68.0%	67.2%

6. 第4四半期 事業の種類別セグメント情報[成長性と収益性]・4Q Sales Growth and Profitability by Business Segment


Jan. 1～Mar. 31, 2007 VS Jan. 1～Mar. 31, 2006
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・その他は省略
・Photonics and Other Businesses are omitted.
ヘルスケア Health Care
エレクトロオプティクス Electro-Optics
ビジョンケア Vision Care
Consolidated Basis
Consolidated Basis
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jan 1, 2007 - Mar. 31, 2007

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	32.6%	6.1%
Photonics	2.1%	-12.0%
Vision Care	17.4%	18.8%
Health Care	24.6%	17.3%
Other Businesses	-4.8%	-53.6%
CONSOLIDATED	24.8%	10.3%

Jan. 1, 2006 - Mar. 31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	36.8%	23.0%
Photonics	9.4%	6.1%
Vision Care	18.7%	13.7%
Health Care	7.6%	14.5%
Other Businesses	-2.0%	-60.0%
CONSOLIDATED	26.7%	17.2%

7. 第4四半期 事業所の所在地別セグメント情報[成長性と収益性]・4Q Sales Growth and Profitability by Geographical Segment


Jan. 1～Mar. 31, 2007 VS Jan. 1～Mar. 31, 2006
円の大きさは営業利益額 ・ Size of circles shows the volume of operating profit.
北米は省略 ・North America is omitted as it locates outside the map.
日本・Japan
欧州・Europe
アジア・Asia
Consolidated Basis
Consolidated Basis
140.0%
100.0%
60.0%
20.0%
-20.0%
-60.0%
8.0%
13.0%
18.0%
23.0%
28.0%
33.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jan 1, 2007 - Mar. 31, 2007

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	14.0%	9.0%
北米・North America	-0.2%	4.9%
欧州・Europe	16.8%	41.7%
アジア・Asia	24.7%	-13.9%
CONSOLIDATED	24.8%	10.3%

Jan. 1, 2006 - Mar. 31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	10.8%	7.6%
北米・North America	-1.3%	31.9%
欧州・Europe	17.2%	20.6%
アジア・Asia	30.5%	128.2%
CONSOLIDATED	26.7%	17.2%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2003.3
2004.3
2005.3
2006.3
2007.3
Electro-Optics


中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2004.9
2005.9
2006.9
Photonics


四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2005-1Q 2005-2Q 2005-3Q 2005-4Q 2006-1Q 2006-2Q 2006-3Q 2006-4Q 2007-1Q 2007-2Q 2007-3Q 2007-4Q
Vision Care
Health Care


4Q推移 (4Q Transition)
Electro-Optics
Health Care
Vision Care
Photonics
Other Businesses
2006-4Q
2007-4Q
Other Businesses

		2003.3	2004.3	2005.3	2006.3	2007.3
情報通信分野	Electro-Optics	30.8%	33.4%	38.1%	39.1%	36.5%
(Information Technology)	Photonics	-10.7%	-1.9%	8.1%	9.0%	5.2%
アイケア分野	Vision Care	16.0%	17.8%	18.0%	19.5%	17.7%
(Eye Care)	Health Care	19.0%	22.1%	22.7%	19.3%	22.6%
その他の事業 (Other Businesses)		2.0%	1.0%	2.4%	6.1%	-9.1%

2004.9	2005.9	2006.9.
39.7%	40.1%	38.3%
12.9%	7.4%	6.8%
17.3%	18.7%	18.3%
24.2%	24.4%	22.5%
6.6%	1.5%	-5.8%

2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
38.9%	40.5%	37.3%	35.5%	42.0%	38.3%	39.8%	36.8%	38.6%	38.1%	36.6%	32.6%
13.6%	12.2%	6.4%	-1.5%	9.7%	5.1%	12.0%	9.4%	8.2%	5.4%	5.1%	2.1%
17.3%	17.4%	20.1%	17.2%	17.9%	19.6%	21.9%	18.7%	18.5%	18.1%	16.8%	17.4%
23.8%	24.6%	21.9%	20.6%	24.1%	24.8%	21.0%	7.6%	21.7%	23.3%	20.5%	24.6%
10.3%	2.8%	2.6%	-6.4%	2.3%	0.7%	23.0%	-2.0%	5.9%	-18.3%	-21.0%	-4.8%

2006-4Q	2007-4Q
36.8%	32.6%
9.4%	2.1%
18.7%	17.4%
7.6%	24.6%
-2.0%	-4.8%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers



年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2003.3.	2004.3	2005.3	2006.3	2007.3
北米・North America	14.9%	14.1%	14.1%	12.4%	11.5%
欧州・Europe	15.8%	14.8%	11.8%	12.0%	13.7%
アジアおよびその他・Asia	13.3%	16.5%	20.1%	25.2%	29.0%
日本・Japan	56.0%	54.6%	54.0%	50.4%	45.8%



中間推移(Interim Transition)

	2004.9	2005.9.	2006.9.
北米・North America	14.9%	12.2%	11.7%
欧州・Europe	11.4%	11.5%	12.4%
アジアおよびその他・Asia	19.0%	23.3%	29.3%
日本・Japan	54.7%	53.0%	46.6%



四半期毎の推移(Quarter Transition)

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
北米・North America	15.3%	14.6%	14.0%	12.6%	11.6%	12.7%	11.5%	13.7%	12.4%	11.0%	11.2%	11.5%
欧州・Europe	11.7%	11.1%	12.2%	12.2%	11.8%	11.3%	12.3%	12.4%	12.7%	12.2%	14.1%	15.9%
アジアおよびその他・Asia	17.8%	20.1%	20.0%	22.3%	23.2%	23.4%	26.9%	27.2%	27.9%	30.7%	30.1%	27.2%
日本・Japan	55.2%	54.2%	53.8%	52.9%	53.4%	52.6%	49.3%	46.7%	47.0%	46.1%	44.6%	45.4%



4Q推移 (4Q Transition)

	2006-4Q	2007-4Q
北米・North America	13.7%	11.5%
欧州・Europe	12.4%	15.9%
アジアおよびその他・Asia	27.2%	27.2%
日本・Japan	46.7%	45.4%

10. 財政状態・Condition of Assets (百万円・¥Million)



年間推移(Annual Transition)

	2003.3.	2004.3	2005.3	2006.3	2007.3
総資産・Total Assets	274,288	289,887	351,482	361,537	447,644
純資産・Net Assets	224,218	218,978	277,889	279,480	367,145
自己資本・Owners' Equity	224,218	218,978	277,889	279,480	365,102
自己資本比率・Owners' Equity Ratio	81.7%	75.5%	79.1%	77.3%	81.6%



中間推移(Interim Transition)

	2004.9	2005.9	2006.9.
総資産・Total Assets	319,944	391,768	417,361
純資産・Net Assets	250,696	305,191	322,690
自己資本・Owners' Equity	250,696	305,191	321,005
自己資本比率・Owners' Equity Ratio	78.4%	77.9%	76.9%



四半期毎の推移(Quarter Transition)

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6	2005.9.	2005.12.	2006.3.	2006.6	2006.9.	2006.12.	2007.3.
総資産・Total Assets	293,699	319,944	329,739	351,482	352,588	391,768	356,966	361,537	391,972	417,361	423,478	447,644
純資産・Net Assets	230,648	250,696	260,157	277,889	286,827	305,191	259,926	279,480	288,734	322,690	343,290	367,145
自己資本・Owners' Equity	230,648	250,696	260,157	277,889	286,827	305,191	259,926	279,480	287,855	321,005	341,387	365,102
自己資本比率・Owners' Equity Ratio	78.5%	78.4%	78.9%	79.1%	81.3%	77.9%	72.8%	77.3%	73.4%	76.9%	80.6%	81.6%

総資産・Total Assets

自己資本・Owners' Equity

自己資本比率・Owners' Equity Ratio

（注）「貸借対照表の純資産の部の表示に関する会計基準」および「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」に基づき、2007年3月期より、これまでの「株主資本」に代えて、「純資産」と、純資産から新株予約権・少数株主持分・自己株式申込証拠金を除いた「自己資本」を記載しております。

・Under a new accounting standard for presentation of Total Net Assets issued by Accounting Standards Board of Japan, the fiscal year ended in March 31, 2007 and thereafter, owners' equity represents shareholders' equity and valuation and translation adjustments excluding new share subscription rights, minority interests and advances on subscription to treasury stock.

11. 株主状況・Shareholders


年度推移(Annual Transition)
中間推移(Interim Transiton)
四半期末の推移(Quarter Transition)
株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

（注1）6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に株主名簿管理人から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。

（注2）2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する発行済株式総数が直前四半期末に比べ約378万株減少しています。

（注3）2005年11月15日付で1株につき4株の割合で株式分割を行いました。

	2003.3.	2004.3.	2005.3.	2006.3.	2007.3.
株主数(名)・Number of Shareholders	7,459	7,660	7,443	51,789	93,566
外人持株比率・Ratio of Foreign Shareholders	38.1%	50.5%	55.6%	54.3%	46.7%

	2004.9	2005.9.	2006.9.
株主数(名)・Number of Shareholders	7,169	15,507	68,517
外人持株比率・Ratio of Foreign Shareholders	54.4%	54.5%	50.6%

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.
株主数(名)・Number of Shareholders	7,584	7,169	6,813	7,443	7,410	15,507	16,323	51,789	51,789	68,517	68,462	93,566
外人持株比率・Ratio of Foreign Shareholders	52.1%	54.4%	54.4%	55.6%	55.6%	54.5%	54.5%	54.3%	54.3%	50.6%	50.6%	46.7%

（資料：三菱UFJ信託銀行株式会社）

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS
一株当たり当期純利益・EPS
1株当たり配当金・Cash Dividends Per Share
1株当たり純資産・Net Assets Per Share

	2003.3.	2004.3.	2005.3	2006.3	2007.3
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	82.72	174.91	171.65	240.57	229.23
一株当たり当期純利益・EPS	42.77	87.74	144.71	171.71	193.50
1株当たり配当金・Cash Dividends Per Share	12.50	25.00	37.50	60.00	65.00
1株当たり純資産・Net Assets Per Share	486.29	491.90	623.59	648.87	845.98

	2004.9	2005.9.	2006.9.
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	80.91	106.72	113.95
一株当たり当期純利益・EPS	74.73	87.47	103.08
1株当たり配当金・Cash Dividends Per Share	15.00	30.00	30.00
1株当たり純資産・Net Assets Per Share	563.08	684.60	745.06

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	23.19	57.32	28.30	62.37	39.85	66.86	39.10	95.87	32.66	81.29	46.28	68.98
一株当たり当期純利益・EPS	37.28	37.44	36.20	33.79	45.75	41.72	46.20	38.21	49.92	53.16	46.32	44.11
1株当たり配当金・Cash Dividends Per Share	-	-	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Net Assets Per Share	518.14	563.08	584.13	623.59	643.63	684.60	604.09	648.87	668.33	745.06	791.55	845.98

	2006-4Q	2007-4Q
1株当り営業キャッシュフロー ・Cash Flow Per Share=CFPS	95.87	68.98
一株当たり当期純利益・EPS	38.21	44.11
1株当たり配当金・Cash Dividends Per Share	-	-
1株当たり純資産・Net Assets Per Share	648.87	845.98

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4Q推移 (4Q Transition)
株価収益率・PER
株価営業キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price(円・¥)

	2003.3.	2004.3	2005.3.	2006.3.	2007.3.
株価収益率・PER	41.8	28.9	20.4	27.7	20.2
株価営業キャッシュフロー倍率・PCFR	21.6	14.5	17.2	19.7	17.1
株価純資産倍率・PBR	3.7	5.2	4.7	7.3	4.6
期末株価・Stock Price(円・¥)	1,787	2,537	2,950	4,750	3,910

	2004.9	2005.9.	2006.9.
株価収益率・PER	38.6	43.1	43.2
株価営業キャッシュフロー倍率・PCFR	35.7	35.3	39.0
株価純資産倍率・PBR	5.1	5.5	6.0
期末株価・Stock Price(円・¥)	2,887	3,770	4,450

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
株価収益率・PER	76.6	77.1	79.9	87.3	69.9	90.4	91.8	124.3	81.5	83.7	100.2	88.6
株価営業キャッシュフロー倍率・PCFR	123.1	50.4	102.2	47.3	80.3	56.4	108.4	49.5	124.6	54.7	100.3	56.7
株価純資産倍率・PBR	5.5	5.1	5.0	4.7	5.0	5.5	7.0	7.3	6.1	6.0	5.9	4.6
期末株価・Stock Price(円・¥)	2,855	2,887	2,892	2,950	3,200	3,770	4,240	4,750	4,070	4,450	4,640	3,910

	2006-4Q	2007-4Q
株価収益率・PER	124.3	88.6
株価営業キャッシュフロー倍率・PCFR	49.5	56.7
株価純資産倍率・PBR	7.3	4.6
期末株価・Stock Price(円・¥)	4,750	3,910

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume

2003年3月期 (Year ended March 2003)
最高値 H…5月 (May.) ¥9,970
最安値 L…8月 (Aug.) ¥6,720

2004年3月期 (Year ended March 2004)
最高値 H…3月 (Mar.) ¥10,650
最安値 L…5月 (May.) ¥6,690

2005年3月期 (Year ended March 2005)
最高値 H…4月 (Apr.) ¥12,190
最安値 L…4月 (Apr.) ¥9,920

2006年3月期 (Year ended March 2006)
最高値 H…2月 (Feb.) ¥5,040 (分割後)
最安値 L…9月 (Sep.) ¥3,595 (分割後)

2007年3月期 (Year ended March 2007)
最高値 H…4月 (Apr.) ¥4,990 (分割後)
最安値 L…7月 (Jul.) ¥3,540 (分割後)

実際値

※株価チャートは、2005年11月15日付の1株につき4株の割合で行なった株式分割を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the four for one stock split effective from November 15, 2005. Trading Volume shows actual amount regardless of stock split.


出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)
2003年3月期
2004年3月期
2005年3月期
2006年3月期
2007年3月期

15. 設備投資・Capital Expenditure (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)


4Q推移 (4Q Transition)

当期純利益・Net Income　減価償却費等・Depreciation and other　設備投資額・Capital Expenditure

※2004.3期以降、減価償却費等には営業権償却および減損損失が含まれております。/ Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2003.3.	2004.3.	2005.3	2006.3	2007.3
減価償却費等・Depreciation and other	19,792	25,328	22,519	27,484	36,425
当期純利益・Net Income	20,037	39,548	64,135	75,620	83,391
合計	39,829	64,876	86,654	103,104	119,816
設備投資額・Capital Expenditure	15,948	30,659	40,175	48,785	54,432

	2004.9	2005.9.	2006.9.
減価償却費等・Depreciation and other	10,180	11,453	16,146
当期純利益・Net Income	32,894	38,985	44,398
合計	43,074	50,438	60,544
設備投資額・Capital Expenditure	16,894	21,788	29,820

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
減価償却費等・Depreciation and other	4,928	5,251	5,367	6,971	5,401	6,052	7,423	8,607	7,567	8,579	9,532	10,745
当期純利益・Net Income	16,222	16,671	16,123	15,118	20,389	18,596	20,120	16,514	21,499	22,899	19,963	19,028
合計	21,150	21,922	21,490	22,089	25,790	24,648	27,543	25,121	29,066	31,478	29,495	29,773
設備投資額・Capital Expenditure	9,790	7,103	14,357	8,923	9,663	12,124	15,077	11,919	12,795	17,025	10,064	14,547

	2006-4Q	2007-4Q
減価償却費等・Depreciation and other	8,607	10,745
当期純利益・Net Income	16,514	19,028
合計	25,121	29,773
設備投資額・Capital Expenditure	11,919	14,547

16. 研究開発費・Research and Development Expenses (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)


4Q推移 (4Q Transition)

研究開発費・R&D Expenses　売上高研究開発費比率・R&D Exp./Net Sales

	2003.3.	2004.3.	2005.3	2006.3	2007.3
研究開発費・R&D Expenses	8,681	9,847	10,957	14,134	14,920
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.6%	3.6%	4.1%	3.8%

	2004.9	2005.9.	2006.9.
研究開発費・R&D Expenses	5,100	6,488	7,342
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.9%	3.8%

	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q	2006-3Q	2006-4Q	2007-1Q	2007-2Q	2007-3Q	2007-4Q
研究開発費・R&D Expenses	2,491	2,609	3,383	2,474	3,021	3,467	3,302	4,344	3,527	3,814	3,444	4,133
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	3.3%	4.3%	3.2%	3.7%	4.1%	3.8%	4.8%	3.8%	3.8%	3.5%	4.2%

	2006-4Q	2007-4Q
研究開発費・R&D Expenses	4,344	4,133
売上高研究開発費比率・R&D Exp./Net Sales	4.8%	4.2%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2003.3.	2004.3	2005.3	2006.3	2007.3
手元資金 ・Cash and Cash Equivalents (consolidated)	75,694	80,425	112,874	83,574	120,621
連結手元流動性(月)・Liquidity(Group) / month	3.5	3.5	3.8	3.4	3.1

	2004.9	2005.9.	2006.9.
手元資金 ・Cash and Cash Equivalents (consolidated)	94,660	131,304	98,685
連結手元流動性(月)・Liquidity(Group) / month	3.4	4.4	2.9

	2004.6.	2004.9	2004.12.	2005.3	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9	2006.12	2007.3.
手元資金 ・Cash and Cash Equivalents (consolidated)	77,158	94,660	90,925	112,874	106,998	131,304	74,458	83,574	100,449	98,685	105,748	120,621
連結手元流動性(月)・Liquidity(Group) / month	3.2	3.3	3.6	4.0	4.0	4.2	3.5	2.6	3.0	3.0	3.1	3.4

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期末の推移(Quarter Transition)
コマーシャルペーパー・Commercial Paper
長期借入金・Long-term Bank Loans
短期借入金・Short-term Bank Loans
借入金依存度・Debt/Total Assets

	2003.3.	2004.3	2005.3	2006.3	2007.3
短期借入金・Short-term Bank Loans	2,284	486	194	0	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-
長期借入金・Long-term Bank Loans	7	0	-	-	-
小計・SUB TOTAL	2,291	486	194	0	-
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	2,291	486	194	0	-
借入金依存度・Debt/Total Assets	0.8%	0.2%	0.1%	0.0%	-

	2004.9	2005.9	2006.9.
短期借入金・Short-term Bank Loans	149	-	-
コマーシャルペーパー・Commercial Paper	-	-	7,497
長期借入金・Long-term Bank Loans	-	-	-
小計・SUB TOTAL	149	-	7,497
割引手形・Notes Discounted	-	-	-
合計・TOTAL	149	-	7,497
借入金依存度・Debt/Total Assets	0.0%	-	1.8%

	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6	2006.9.	2006.12.	2007.3.
短期借入金・Short-term Bank Loans	233	149	-	194	199	-	71	0	-	-	-	-
コマーシャルペーパー・Commercial Paper	-	-	-	-	-	-	20,000	-	30,000	7,497	5,997	-
長期借入金・Long-term Bank Loans	10	-	-	-	-	-	-	-	-	-	-	-
小計・SUB TOTAL	243	149	-	194	199	-	20,071	-	30,000	7,497	5,997	0
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	243	149	-	194	199	-	20,071	-	30,000	7,497	5,997	0
借入金依存度・Debt/Total Assets	0.1%	0.0%	-	0.1%	0.1%	-	5.6%	-	7.7%	1.8%	1.4%	0.0%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
棚卸資産[期末在高]
・Inventories [end of period]
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2003.3.	2004.3	2005.3	2006.3	2007.3
棚卸資産[期末在高] ・Inventories [end of period]	32,360	32,877	36,165	41,178	49,721
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.1	2.8	2.7	2.7	2.8

	2004.9	2005.9.	2006.9.
棚卸資産[期末在高] ・Inventories [end of period]	35,307	38,670	45,432
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.7	2.7

	2004.6.	2004.9.	2004.12.	2005.3	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.
棚卸資産[期末在高] ・Inventories [end of period]	34,207	35,307	36,869	36,165	37,507	38,670	41,700	41,178	44,254	45,432	47,861	49,721
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	2.6	2.6	2.8	2.7	2.8	2.6	3.0	2.7	2.8	2.7	2.8	2.9

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2003.3.	2004.3	2005.3	2006.3	2007.3
北米・North America	1,445	1,323	1,316	1,337	1,380
欧州・Europe	2,082	1,821	1,809	2,009	2,429
アジア・Asia	7,346	11,925	15,102	19,030	21,780
日本・Japan	3,150	3,023	3,007	2,800	2,861
総従業員数・Number of Total Employees	14,023	18,092	21,234	25,176	28,450

	2004.9	2005.9	2006.9.
北米・North America	1,276	1,293	1,367
欧州・Europe	1,800	1,957	2,345
アジア・Asia	13,775	16,580	21,438
日本・Japan	3,021	2,954	2,824
総従業員数・Number of Total Employees	19,872	22,784	27,974

	2004.6.	2004.9	2004.12.	2005.3.	2005.6.	2005.9.	2005.12.	2006.3.	2006.6.	2006.9.	2006.12.	2007.3.
北米・North America	1,262	1,276	1,301	1,316	1,309	1,293	1,300	1,337	1,345	1,367	1,366	1,380
欧州・Europe	1,837	1,800	1,785	1,809	1,891	1,957	1,996	2,009	2,278	2,345	2,332	2,429
アジア・Asia	12,783	13,775	14,649	15,102	15,671	16,580	17,875	19,030	20,484	21,438	22,131	21,780
日本・Japan	3,032	3,021	2,997	3,007	3,019	2,954	2,881	2,800	2,837	2,824	2,851	2,861
総従業員数・Number of Total Employees	18,914	19,872	20,732	21,234	21,890	22,784	24,052	25,176	26,944	27,974	28,680	28,450

21. 通期　事業の種類別セグメント情報[成長性と収益性]・Annual Sales Growth and Profitability by Business Segment



Apr.1, 2006～Mar.31, 2007 VS Apr.1, 2005～Mar.31, 2006
円の大きさは営業利益額 ・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは省略。・Photonics, Other Businesses are omitted.
Consolidated Basis
ヘルスケア
Health Care
ビジョンケア
Vision Care
エレクトロオプティクス
Electro-Optics
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr.1, 2006 - Mar.31, 2007

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	36.5%	15.1%
Photonics	5.2%	-9.9%
Vision Care	17.7%	14.7%
Health Care	22.6%	15.1%
Other Businesses	-9.1%	-70.1%
CONSOLIDATED	27.5%	13.3%

Apr.1, 2005 - Mar.31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	39.1%	15.0%
Photonics	9.0%	-6.1%
Vision Care	19.5%	10.0%
Health Care	19.3%	13.0%
Other Businesses	6.1%	-32.3%
CONSOLIDATED	29.4%	11.7%

22. 通期　事業所の所在地別セグメント情報[成長性と収益性]・ Annual Sales Growth and Profitability by Geographical Segment



Apr.1, 2006～Mar.31, 2007 VS Apr.1, 2005～Mar.31, 2006
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
Consolidated Basis
アジア・Asia
欧州・Europe
北米・North America
日本・Japan
Consolidated Basis
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Apr.1, 2006 - Mar.31, 2007

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	13.5%	10.4%
北米・North America	2.2%	5.6%
欧州・Europe	14.4%	30.9%
アジア・Asia	28.8%	26.1%
CONSOLIDATED	27.5%	13.3%

Apr.1, 2005 - Mar.31, 2006

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	14.3%	6.1%
北米・North America	3.0%	15.3%
欧州・Europe	16.4%	16.1%
アジア・Asia	33.1%	93.9%
CONSOLIDATED	29.4%	11.7%

23. 「参考」グループ連結経営(2007.3.31.現在) / HOYA's Global Group Management (As of March. 31, 2007)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー日本本部 (HOYA CORP. VISION CARE COMPANY (JAPAN HQs)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA㈱メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス㈱(HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD. HOYA CANDEO OPTRONICS KOREA CO., LTD	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD. HOYA HEALTHCARE (SHANGHAI) CO.,LTD HOYA LENS INDIA PRIVATE LTD.☆☆ HOYA LENS VIETNAM LTD. ★		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. QSTREAMS NETWORKS, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. EAGLE OPTICS, INC. HOYA LENS OF NEW ORLEANS, INC. HOYA LENS OF CHICAGO, INC. VISION MEMBRANE TECHNOLOGIES, INC.		米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE COMPANY HQs HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA HILL OPTICS SA (PTY) LTD. ☆ HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH		欧州 / EUROPE HOYA Corporation Netherland Branch FHQ

グローバルベースでの事業戦略の遂行 / Global Business Expansion

(注)主要な連結子会社を掲載しています。Note: The main subsidiaries are shown above.
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2007年3月期第1四半期に連結/Consolidated in 2007-1Q
☆☆:2007年3月期第2四半期に連結/Consolidated in 2007-2Q
★:2007年3月期第4四半期に連結/Consolidated in 2007-4Q

TRANSLATION OF JAPANESE ORIGINAL

April 23, 2007

HOYA CORPORATION
Hiroshi Suzuki, President and CEO
(TSE code: 7741)

Regarding Continuation of Discussion on Takeover Offer to PENTAX

At the ordinary board meeting of HOYA Corporation ("HOYA") held on April 23, 2007, HOYA decided to abandon the share swap merger as a measure to realize the management integration of HOYA and PENTAX. The merger was expected to complete on October 1, 2007 based on the Basic Understanding for Management Integration signed and released on December 21, 2006.

HOYA also decided that it maintains the proposal of takeover offer to PENTAX targeting all the issued stocks with offering price of 770.00 Japanese yen per share aiming to acquire more than 50% of the voting stocks, as well as it will continue to talk with PENTAX to win the understanding of the management until not later than May 31, 2007, at the same time to proceed the preparation of takeover offer so that HOYA will be able to begin the proposed takeover offer after June 1, 2007 on the basis HOYA eventually obtains a consensus with PENTAX.

As announced in the release dated on December 21, 2006, HOYA and PENTAX have sighed the Basic Understanding aimed at a management Integration of the two companies in an integration of equals. The two companies reached the common recognition that they are the best possible business partners to establish solid management structure that draws on the respective resources and strengths to create synergies and accelerate business growth. Since then, the two companies have been carrying out discussions to complete the final agreement of the management integration.

However, as stated on HOYA's release dated on April 10, 2007 'Regarding Management Integration between HOYA and PENTAX', HOYA found it difficult to achieve the management integration through share swap merger due to the circumstances of certain shareholders of PENTAX as well as the existing contract between PENTAX and the third party.

Under such circumstances, HOYA officially proposed to PENTAX on April 7, 2007, to begin a discussion on a takeover offer from HOYA as an alternative measure in place of share swap merger in order to achieve the management integration between the two companies, based on the provision in the Basic Understanding stated that as discussions proceed, if exceptional circumstances arise, the two companies may discuss honestly and quickly to find the alternative method of integration according to the purpose and philosophy of the

integration expressed on the Basic Agreement of Management Integration.

On April 10, 2007, PENTAX announced that it had resolved at its board meeting that it abandoned the planned merger however would proceed with studies on an operational integration with HOYA in a broad sense.

Since then the two companies had continued the discussion regarding this matter, however, given such that circumstances up until today, HOYA officially resolved at the board meeting today to abandon the share swap merger which was a planned measure of the integration announced in the release of December 21, 2006.

HOYA still recognizes that HOYA and PENTAX are the best possible business partners, therefore, it will aim for management integration in line with the purpose and the philosophy stated on the Basic Agreement of Management Integration. Consequently HOYA keeps the proposal of takeover offer targeting all the issued stocks with offering price of 770.00 Japanese yen per share aiming to acquire more than 50% of the voting stocks, as well as it will continue to talk with PENTAX to win the understanding of the management of PENTAX until not later than May 31, 2007, at the same time to proceed the preparation of takeover offer so that HOYA will be able to begin the proposed takeover offer after June 1, 2007 on the basis HOYA eventually obtains a consensus with PENTAX.

HOYA

平成19年1月22日

平成19年3月期

第3四半期（9ヶ月間累計）連結決算概況

自 平成18年 4月 1日
至 平成18年12月31日

目　　次：

平成19年3月期 第3四半期（9ヶ月間累計）財務・業績の概況（連結）……… 1
添付資料
（1）経営成績、財政状態及びキャッシュ・フローの状況
1．当期（9ヶ月間）の経営成績 …………………………………… 2
2．当期（9ヶ月）の財政状態 …………………………………… 6
3．当期（9ヶ月間）のキャッシュ・フローの状況 ……………… 6
4．通期（平成19年3月期）の連結業績予想 ……………………… 7
（2）連結財務諸表等
1．連結貸借対照表 …………………………………………………… 8
2．連結損益計算書 …………………………………………………… 10
3．連結株主資本等変動計算書 ……………………………………… 11
4．連結キャッシュ・フロー計算書 ………………………………… 12
5．連結財務諸表作成の基本となる重要な事項 …………………… 13
［連結ｷｬｯｼｭ･ﾌﾛｰ計算書に係る注記］ ………………………………… 14
［有価証券及びﾃﾞﾘﾊﾞﾃｨﾌﾞ取引に係る注記］ ………………………… 15
［税効果会計に係る注記］ ……………………………………………… 16
［退職給付に係る注記］［固定資産の減損に係る注記］ …………… 17
（3）セグメント情報
1．事業の種類別セグメント情報 …………………………………… 18
2．所在地別セグメント情報 ………………………………………… 20
3．海外売上高 ………………………………………………………… 21
（4）販売の状況（連結部門別売上高明細表） ……………………… 22
（5）ＨＯＹＡとペンタックスの経営統合に向けた基本合意について……… 23

HOYA株式会社

HOYA

平成19年3月期　第3四半期（9ヶ月間累計）財務・業績の概況（連結）

平成19年1月22日

上場会社名　ＨＯＹＡ株式会社　　上場取引所　東証第一部
コード番号　7741　　本社所在地　東京都
（ＵＲＬ　http://www.hoya.co.jp)
代表者　代表執行役ＣＥＯ 鈴木　洋
問合せ先責任者　ＣＦＯ　江間　賢二　　ＴＥＬ（03）3952-1160

1．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：　無
②最近連結会計年度からの会計処理の方法の変更の有無　：　有
（内容）セグメント区分の変更
③連結及び持分法の適用範囲の異動の有無　：　有
18年3月期第3四半期比　連結（新規）3社、（除外）3社、持分法（新規）－社、（除外）－社

2．平成19年3月期第3四半期（9ヶ月間累計）財務・業績の概況（平成18年4月1日～平成18年12月31日）

(1)経営成績（連結）の進捗状況　　（注）記載金額は百万円未満を切り捨てて表示しております。

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
19年3月期9ヶ月間	290,626	14.4	82,582	7.2	75,987	△ 6.9
18年3月期9ヶ月間	254,024	9.9	77,052	17.1	81,601	18.1
（参考）18年3月期	344,228	11.7	101,095	19.0	103,637	15.8

	四半期（当期）純利益		1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	百万円	%	円	円
19年3月期9ヶ月間	64,362	8.9	149.40	148.80
18年3月期9ヶ月間	59,105	20.6	133.64	133.24
（参考）18年3月期	75,620	17.9	171.71	171.08

（注）売上高、営業利益等におけるパーセント表示は、対前年同期比増減率を示す。

(2)財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
19年3月期9ヶ月間	423,478	343,290	80.6	791.55
18年3月期9ヶ月間	356,966	259,926	72.8	604.09
（参考）18年3月期	361,537	279,480	77.3	648.87

(3)キャッシュ・フロー（連結）の状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期9ヶ月間	69,033	△ 33,364	△ 18,568	105,748
18年3月期9ヶ月間	64,585	△ 40,116	△ 66,482	74,458
（参考）18年3月期	105,855	△ 52,012	△ 85,787	83,574

3．平成19年3月期 通期の連結業績予想（平成18年4月1日～平成19年3月31日）

	売上高	営業利益	経常利益	当期純利益
	百万円	百万円	百万円	百万円
19年3月期（予想）	384,500	107,000	101,400	83,000
18年3月期（実績）	344,228	101,095	103,637	75,620

（参考）1株当たり当期純利益　（19年3月期予想）　192.66 円　（18年3月期実績）　171.71 円

※ 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

（１）経営成績、財政状態及びキャッシュ・フローの状況

１．当期（９ヶ月間）の経営成績

①全般の状況

			前年同期比増減率または金額
・売上高	：	290,626 百万円	（ 14.4 %）
・営業利益	：	82,582 百万円	（ 7.2 %）
・経常利益	：	75,987 百万円	（ △ 6.9 %）
・当期純利益	：	64,362 百万円	（ 8.9 %）
・１株当たり当期純利益	：	149.40 円	（ 15.76 円）

・当期（9ヶ月）の経済状況は、大企業・製造業の設備投資拡大が中小企業および非製造業にも波及し、景気の拡大基調が続きました。また、為替相場で主要通貨全体に対して円安基調が続いたことも追い風になりました。企業業績の改善が雇用の増加と家計の所得増につながり、消費を増やし、それが企業の設備投資を再び押し上げるといった好循環が強まってまいりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し増収となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。

・その結果、当期（9ヶ月間）は売上高、営業利益および当期純利益は前年同期に比べて増加し、いずれも9ヶ月ベースの過去最高を更新しました。


9ヶ月間の売上高推移と平均為替ﾚｰﾄ
(百万円)
(円/USﾄﾞﾙ・ﾕｰﾛ)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
123.36
121.94
114.64
108.39
112.85
116.14
109.42
119.16
132.76
135.10
137.20
148.85
175,446
184,640
200,386
231,234
254,024
290,626
H13/12月
H14/12月
H15/12月
H16/12月
H17/12月
H18/12月
9ヶ月間売上高
9ヶ月平均為替ﾚｰﾄ（USﾄﾞﾙ）
9ヶ月平均為替ﾚｰﾄ（ﾕｰﾛ）

9ヶ月間の部門別売上高構成比の推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H13/12
H14/12
H15/12
H16/12
H17/12
H18/12
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ
ﾎﾄﾆｸｽ
ﾋﾞｼﾞｮﾝｹｱ
ﾍﾙｽｹｱ
その他

(百万円)　9ヶ月間の利益状況の推移


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
32,915
34,065
18,802
39,982
37,462
12,720
48,615
47,486
29,343
65,781
69,085
49,017
77,052
81,601
59,105
82,582
75,987
64,362
H13/12
H14/12
H15/12
H16/12
H17/12
H18/12
営業利益
経常利益
当期純利益

③部門別の状況

				前年同期比増減率
（1）情報・通信分野	当9ヶ月間の売上高	：	172,714 百万円	（　16.9 %）
○エレクトロオプティクス	当9ヶ月間の売上高	：	165,842 百万円	（　18.3 %）


ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ部門の9ヶ月間の売上高推移
（百万円）
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
76,293
83,382
97,526
124,726
140,194
165,842
H13/12
H14/12
H15/12
H16/12
H17/12
H18/12

・半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて増収となりました。

・半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前年同期に比べて増収となりました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況となりました。また昨年はパネルメーカーの新規ライン需要が特別に大きかったこともあり、前年同期に比べて減収となりました。

・ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクの需要は引き続き堅調であり、当社のベトナムの新工場も出荷の拡大に貢献し、前年同期に比べて増収となりました。

・光学レンズは、デジタルカメラ向けレンズの出荷が再び増加傾向にあることに加え、カメラ付き携帯電話向けレンズの需要が大幅に増加し、全体として前年同期に比べて増収となりました。

				前年同期比増減率
○ホトニクス	当9ヶ月間の売上高	：	6,871 百万円	（　△ 9.2 %）


（百万円）
ﾎﾄﾆｸｽ部門の9ヶ月間の売上高推移
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,201
4,324
3,489
8,370
7,568
6,871
H13/12
H14/12
H15/12
H16/12
H17/12
H18/12

・レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前年同期に比べて減収となりました。

			前年同期比増減率
（2）アイケア分野	当9ヶ月間の売上高 ：	117,068 百万円	（ 13.5 %）
○ビジョンケア	当9ヶ月間の売上高 ：	86,717 百万円	（ 13.2 %）


ビジョンケア部門の9ヶ月間の売上高推移
（百万円）
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
68,752
70,261
73,775
70,471
76,612
86,717
H13/12
H14/12
H15/12
H16/12
H17/12
H18/12

・メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での価格競争により、国内全体の売上は前年同期に比べてほぼ同レベルとなりました。

・メガネレンズの海外市場では、すべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大により堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツを中心に市況の回復が見られ、成長が継続しました。

・その結果、部門全体で前年同期に比べて増収となりました。

			前年同期比増減率
○ヘルスケア	当9ヶ月間の売上高 ：	30,351 百万円	（ 14.4 %）


ヘルスケア部門の9ヶ月間の売上高推移
（百万円）
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
17,075
19,959
21,186
23,598
26,537
30,351
H13/12
H14/12
H15/12
H16/12
H17/12
H18/12

・コンタクトレンズは、引き続き、継続的な新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、前年同期に比べて増収となりました。

・眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前年同期に比べて増収となりました。

			前年同期比増減率
（3）その他の事業	当9ヶ月間の売上高 ：	843 百万円	（ △ 72.9 %）

・クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年3月1日付で人材派遣事業を売却したこともあり、ともに前年同期に比べて減収となりました。

2．当期（9ヶ月）の財政状態

			前期末比増減率
・総資産	：	423,478 百万円	（ 17.1 %）
・純資産	：	343,290 百万円	（ － ）
・自己資本比率	：	80.6 %	

・当期（9ヶ月）末では、前期末に比べて、現金及び預金が22,174百万円増加したこと等により、流動資産は44,730百万円増加しました。固定資産は17,322百万円増加しましたので、総資産は前期末に比べて61,941百万円の増加となりました。負債合計は前期末に比べて950百万円減少しました。純資産は、利益剰余金の増加等により、343,290百万円となりました。純資産のうち、株主資本と評価・換算差額等の合計の自己資本は341,387百万円となり、自己資本比率は80.6%となりました。

3．当期（9ヶ月間）のキャッシュ・フローの状況

・営業活動によるキャッシュ・フロー	：	69,033 百万円
・投資活動によるキャッシュ・フロー	：	△ 33,364 百万円
・財務活動によるキャッシュ・フロー	：	△ 18,568 百万円
・現金及び現金同等物期末残高	：	105,748 百万円

・当期（9ヶ月）は、税金等調整前当期純利益82,260百万円と減価償却費25,593百万円を主体とした現金の増加、および法人税等の支払額19,571百万円を主体とした現金の減少により、営業キャッシュ・フローは69,033百万円となりました。投資活動によるキャッシュ・フローは次期製品対応投資を中心に33,364百万円の支出となりました。フリー・キャッシュ・フローは35,669百万円となり、配当金の支払に25,853百万円を支出しました。その結果、現金及び現金同等物の期末残高は105,748百万円となり、前期末に比べて22,174百万円増加しました。

4．通期（平成19年3月期）の連結業績予想

（単位：百万円）

項目 ＼ 期別	当期予想 自　平成18年4月1日 至　平成19年3月31日	前　期 自　平成17年4月1日 至　平成18年3月31日	前期比増減率 （または額）
売上高	384,500	344,228	11.7%
営業利益	107,000	101,095	5.8%
経常利益	101,400	103,637	-2.2%
当期純利益	83,000	75,620	9.8%
1株当たり当期純利益（円）	192.66	171.71	20.95

（注）予想1株当たり当期（四半期）純利益は、予想される期中平均株式数で予想当期（四半期）純利益を除して算出しております。

＜参考：当第4四半期予想＞

（単位：百万円）

項目 ＼ 期別	当第4四半期予想 自　平成19年1月1日 至　平成19年3月31日	前第4四半期 自　平成18年1月1日 至　平成18年3月31日	前期比増減率 （または額）
売上高	93,874	90,204	4.1%
営業利益	24,418	24,043	1.6%
経常利益	25,413	22,036	15.3%
四半期純利益	18,637	16,514	12.9%
1株当たり四半期純利益（円）	43.22	38.21	5.01

[業績予想に関する留意事項]

この資料に掲載されている平成19年3月期通期及び第4四半期の業績予想は、当社及び当社ｸﾞﾙｰﾌﾟが現時点で入手可能な情報から得られた判断に基づいておりますが、ﾘｽｸや不確実性を含んでおります。従いまして、これらの業績予想のみに全面的に依拠して投資判断を下すことはお控え下さるようにお願いいたします。実際の業績は、様々な要素により、これら業績予想とは大きく異なる結果となり得ることをご承知おき下さい。

実際の業績に影響を与えうる重要な要素には当社の事業を取り巻く経済情勢、市場の動向、為替ﾚｰﾄの変動などが含まれます。

（２）連結財務諸表等

１．連結貸借対照表

（単位：百万円未満切捨）

科目	当期(9ヶ月) 平成18年12月31日現在		前期 平成18年3月31日現在		増減		前年同期 平成17年12月31日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（資産の部）								
Ⅰ．流動資産								
1. 現金及び預金	105,748		83,574		22,174		74,458	
2. 受取手形及び売掛金	93,673		78,380		15,293		83,759	
3. たな卸資産	47,861		41,178		6,683		41,700	
4. 繰延税金資産	4,781		7,407		△ 2,626		6,249	
5. その他	6,151		3,246		2,905		5,534	
6. 貸倒引当金	△ 1,213		△ 1,512		299		△ 1,467	
流動資産合計	257,003	60.7	212,273	58.7	44,730	21.1	210,235	58.9
Ⅱ．固定資産								
1. 有形固定資産								
(1) 建物及び構築物	31,716		29,548		2,168		28,895	
(2) 機械装置及び運搬具	74,759		58,493		16,266		58,181	
(3) 工具器具備品	12,451		10,716		1,735		10,645	
(4) 土地	9,066		8,648		418		8,948	
(5) 建設仮勘定	10,916		13,196		△ 2,280		9,714	
有形固定資産合計	138,908	32.8	120,603	33.4	18,305	15.2	116,385	32.6
2. 無形固定資産								
無形固定資産合計	5,952	1.4	7,424	2.1	△ 1,472	△ 19.8	7,266	2.0
3. 投資その他の資産								
(1) 投資有価証券	14,085		14,060		25		14,813	
(2) 繰延税金資産	2,896		2,757		139		3,293	
(3) その他	4,947		4,601		346		5,203	
(4) 貸倒引当金	△ 316		△ 295		△ 21		△ 306	
投資その他の資産合計	21,613	5.1	21,123	5.8	490	2.3	23,005	6.4
固定資産合計	166,474	39.3	149,152	41.3	17,322	11.6	146,657	41.1
Ⅲ．繰延資産								
繰延資産合計	−	−	111	0.0	△ 111	−	74	0.0
資産合計	423,478	100.0	361,537	100.0	61,941	17.1	356,966	100.0

（単位：百万円未満切捨）

科目	当期（9ヶ月）平成18年12月31日現在 金額	構成比(%)	前期 平成18年3月31日現在 金額	構成比(%)	増減 金額	増減率(%)	前年同期 平成17年12月31日現在 金額	構成比(%)
（負債の部）								
Ⅰ．流動負債								
1．支払手形及び買掛金	28,612		28,070		542		28,174	
2．コマーシャル・ペーパー	5,997		－		5,997		20,000	
3．未払法人税等	8,623		14,342		△ 5,719		10,256	
4．賞与引当金	2,248		4,207		△ 1,959		2,085	
5．その他	32,756		32,685		71		33,317	
流動負債合計	78,238	18.5	79,305	21.9	△ 1,067	△ 1.3	93,834	26.3
Ⅱ．固定負債								
1．特別修繕引当金	778		619		159		757	
2．その他	1,170		1,211		△ 41		1,493	
固定負債合計	1,949	0.5	1,831	0.5	118	6.4	2,250	0.6
負債合計	80,187	19.0	81,137	22.4	△ 950	△ 1.2	96,085	26.9
（純資産の部）								
Ⅰ．株主資本								
1．資本金	6,264		－		－		－	
2．資本剰余金	15,898		－		－		－	
3．利益剰余金	304,051		－		－		－	
4．自己株式	△ 13,998		－		－		－	
5．自己株式申込証拠金	45		－		－		－	
株主資本合計	312,261	73.7	－	－	－	－	－	－
Ⅱ．評価・換算差額等								
1．その他有価証券評価差額金	△ 36		－		－		－	
2．為替換算調整勘定	29,162		－		－		－	
評価・換算差額等合計	29,126	6.9	－	－	－	－	－	－
Ⅲ．新株予約権	66	0.0	－	－	－	－	－	－
Ⅳ．少数株主持分	1,836	0.4	－	－	－	－	－	－
純資産合計	343,290	81.0	－	－	－	－	－	－
負債及び純資産合計	423,478	100.0	－	－	－	－	－	－
（少数株主持分）								
少数株主持分	－	－	919	0.3	－	－	954	0.3
（資本の部）								
Ⅰ．資本金	－	－	6,264	1.7	－	－	6,264	1.8
Ⅱ．資本剰余金	－	－	15,898	4.4	－	－	15,898	4.5
Ⅲ．利益剰余金	－	－	266,345	73.7	－	－	303,597	85.0
Ⅳ．その他有価証券評価差額金	－	－	110	0.0	－	－	82	0.0
Ⅴ．為替換算調整勘定	－	－	7,142	2.0	－	－	4,812	1.3
Ⅵ．自己株式	－	－	△ 16,279	△ 4.5	－	－	△ 70,727	△ 19.8
資本合計	－	－	279,480	77.3	－	－	259,926	72.8
負債、少数株主持分及び資本合計	－	－	361,537	100.0	－	－	356,966	100.0

（注）

	当期（9ヶ月）	前期	前年同期
1．有形固定資産の減価償却累計額	213,543 百万円	181,818 百万円	176,548 百万円
2．保証債務	2,739 百万円	2,210 百万円	2,209 百万円
3．自己株式数	3,784,297 株	4,401,607 株	19,123,407 株

2．連結損益計算書

（単位：百万円未満切捨）

科目	当期（9ヶ月間）自 平成18年4月1日 至 平成18年12月31日		前年同期 自 平成17年4月1日 至 平成17年12月31日		増減		前期 自 平成17年4月1日 至 平成18年3月31日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
Ⅰ．売上高	290,626	100.0	254,024	100.0	36,602	14.4	344,228	100.0
Ⅱ．売上原価	146,372	50.4	125,193	49.3	21,179	16.9	172,033	50.0
売上総利益	144,254	49.6	128,830	50.7	15,424	12.0	172,194	50.0
Ⅲ．販売費及び一般管理費	61,671	21.2	51,777	20.4	9,894	19.1	71,098	20.7
営業利益	82,582	28.4	77,052	30.3	5,530	7.2	101,095	29.4
Ⅳ．営業外収益	3,622	1.2	6,050	2.4	△ 2,428	△ 40.1	4,869	1.4
1．受取利息	1,786		1,456		330		1,788	
2．為替差益	－		1,478		△ 1,478		242	
3．持分法による投資利益	55		1,886		△ 1,831		1,285	
4．その他	1,780		1,229		551		1,552	
Ⅴ．営業外費用	10,217	3.5	1,501	0.6	8,716	580.7	2,327	0.7
1．支払利息	42		101		△ 59		142	
2．売上割引	584		512		72		706	
3．為替差損	7,445		－		7,445		－	
4．その他	2,145		887		1,258		1,478	
経常利益	75,987	26.1	81,601	32.1	△ 5,614	△ 6.9	103,637	30.1
Ⅵ．特別利益	10,448	3.6	1,803	0.7	8,645	479.5	2,389	0.7
1．固定資産売却益	9,623		57		9,566		109	
2．その他	824		1,746		△ 922		2,280	
Ⅶ．特別損失	4,175	1.4	6,996	2.7	△ 2,821	△ 40.3	8,660	2.5
1．固定資産処分損	2,836		394		2,442		625	
2．環境整備費	750		3,585		△ 2,835		3,725	
3．退職加算金	218		1,526		△ 1,308		1,688	
4．減損損失	86		447		△ 361		1,232	
5．その他	283		1,043		△ 760		1,388	
税金等調整前当期純利益	82,260	28.3	76,408	30.1	5,852	7.7	97,367	28.3
法人税、住民税及び事業税	15,528	5.4	16,937	6.7	△ 1,409	△ 8.3	22,249	6.5
法人税等調整額	2,258	0.8	266	0.1	1,992	748.9	△ 511	△ 0.2
少数株主利益	111	0.0	98	0.0	13	13.3	9	0.0
当期純利益	64,362	22.1	59,105	23.3	5,257	8.9	75,620	22.0
1株当たり当期純利益	149.40円		133.64円		15.76円		171.71円	
潜在株式調整後1株当たり当期純利益	148.80円		133.24円		15.56円		171.08円	

（注）

1．在外連結子会社の売上高の換算に関する事項

(1)当期の売上高・損益を、前年同期の為替レートで換算した場合の金額とその差額

科目	当期レートで換算	前年同期レートで換算	差額
売上高	290,626 百万円	285,814 百万円	4,812 百万円
営業利益	82,582 百万円	78,166 百万円	4,416 百万円
経常利益	75,987 百万円	71,629 百万円	4,358 百万円
当期純利益	64,362 百万円	60,472 百万円	3,890 百万円

(2)主要通貨の換算レートと前年同期比変動率

主要通貨		当期平均為替レート	前年同期為替レート	変動率	前期平均為替レート
USドル	US$	116.14 円	112.85 円	-2.9% （円安）	113.93 円
ユーロ	EURO	148.85 円	137.20 円	-8.5% （円安）	138.13 円
タイ・バーツ	BAHT	3.12 円	2.75 円	-13.5% （円安）	2.81 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　　（変動率が－の場合は円安）

2．重要な後発事象

当社は、ペンタックス株式会社と平成19年10月1日をもって合併し、両社の経営を統合することで基本合意しましたので、平成18年12月21日に発表しました。詳細につきましては、巻末の「（5）HOYAとペンタックスの経営統合に向けた基本合意について」をご参照ください。

3．連結株主資本等変動計算書

当期9ヶ月（自　平成18年4月1日　至　平成18年12月31日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年3月31日残高	6,264	15,898	266,345	△ 16,279	－	272,228
当期（9ヶ月）中の変動額						
剰余金の配当			△ 25,843			△ 25,843
取締役賞与金			△ 64			△ 64
当期純利益			64,362			64,362
自己株式の取得				△ 9		△ 9
自己株式の処分			△ 1,040	2,291		1,250
在外連結子会社の会計基準変更に伴う変動額			290			290
その他					45	45
株主資本以外の項目の当期中の変動額（純額）						
当期（9ヶ月）中の変動額合計	－	－	37,705	2,281	45	40,032
平成18年12月31日残高	6,264	15,898	304,051	△ 13,998	45	312,261

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日残高	110	7,142	7,252	－	919	280,400
当期（9ヶ月）中の変動額						
剰余金の配当						△ 25,843
取締役賞与金						△ 64
当期純利益						64,362
自己株式の取得						△ 9
自己株式の処分						1,250
在外連結子会社の会計基準変更に伴う変動額						290
その他						45
株主資本以外の項目の当期中の変動額（純額）	△ 146	22,020	21,874	66	916	22,857
当期（9ヶ月）中の変動額合計	△ 146	22,020	21,874	66	916	62,890
平成18年12月31日残高	△ 36	29,162	29,126	66	1,836	343,290

（注）

1．発行済株式数に関する事項

株式の種類	前期末	当期（9ヶ月）中の増加	当期（9ヶ月）中の減少	当期（9ヶ月）末	
普通株式	435,017,020	－	－	435,017,020	単位：株

2．自己株式数に関する事項

株式の種類	前期末	当期（9ヶ月）中の増加	当期（9ヶ月）中の減少	当期（9ヶ月）末	
普通株式	4,401,607	2,137	619,447	3,784,297	単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　2,137 株
単元未満株式の買増請求による減少　247 株
ストックオプション行使による減少　619,200 株

4．連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当期(9ヶ月間) 自平成18年4月1日 至平成18年12月31日 金額	前年同期 自平成17年4月1日 至平成17年12月31日 金額	増減 金額	前期 自平成17年4月1日 至平成18年3月31日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前当期純利益	82,260	76,408	5,852	97,367
減価償却費	25,593	18,430	7,163	26,251
減損損失	86	447	△ 361	1,232
営業譲渡益	−	−	−	△ 1,783
貸倒引当金の増加額又は減少額（△）	△ 345	209	△ 554	234
賞与引当金の増加額又は減少額（△）	△ 1,950	△ 1,842	△ 108	278
特別修繕引当金の増加額	156	214	△ 58	76
受取利息及び受取配当金	△ 1,818	△ 1,461	△ 357	△ 1,794
支払利息	42	101	△ 59	142
為替差損又は為替差益（△）	3,882	△ 671	4,553	△ 598
持分法による投資利益	△ 55	△ 1,886	1,831	△ 1,285
固定資産売却益	△ 9,623	△ 57	△ 9,566	△ 109
固定資産処分損	2,836	394	2,442	625
投資有価証券評価損	7	−	7	13
取締役賞与の支払額	△ 64	△ 65	1	△ 65
その他	1,689	△ 2,161	3,850	204
売上債権の増加額（△）	△ 13,099	△ 9,457	△ 3,642	△ 4,041
たな卸資産の増加額（△）	△ 3,901	△ 3,762	△ 139	△ 2,546
その他流動資産の減少額又は増加額（△）	849	△ 1,617	2,466	2,097
仕入債務の増加額又は減少額（△）	△ 1,111	3,993	△ 5,104	3,643
未払消費税等の増加額又は減少額（△）	△ 568	916	△ 1,484	662
その他流動負債の増加額	2,124	1,971	153	1,757
小計	86,989	80,103	6,886	122,348
利息及び配当金の受取額	1,645	1,526	119	1,865
利息の支払額	△ 30	△ 70	40	△ 112
法人税等の支払額	△ 19,571	△ 16,973	△ 2,598	△ 18,246
営業活動によるキャッシュ・フロー	69,033	64,585	4,448	105,855
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 40,563	△ 37,131	△ 3,432	△ 47,741
有形固定資産の売却による収入	10,201	221	9,980	266
投資有価証券の取得による支出	△ 204	△ 1,532	1,328	△ 2,069
投資有価証券の売却による収入	30	−	30	−
連結範囲の変更に伴う子会社株式の取得による支出	△ 908	−	△ 908	△ 337
貸付による支出	△ 83	△ 2	△ 81	△ 2
貸付金の回収による収入	69	93	△ 24	116
その他投資に関する支出	△ 2,376	△ 3,247	871	△ 4,630
その他投資に関する収入	471	1,483	△ 1,012	155
営業譲渡による収入	−	−	−	2,230
投資活動によるキャッシュ・フロー	△ 33,364	△ 40,116	6,752	△ 52,012
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	5,997	19,792	△ 13,795	△ 207
自己株式の取得による支出	△ 9	△ 64,028	64,019	△ 64,031
自己株式の売却による収入	1,299	1,156	143	1,855
親会社による配当金の支払額	△ 25,853	△ 23,402	△ 2,451	△ 23,402
少数株主への配当金の支払額	△ 2	△ 1	△ 1	△ 1
財務活動によるキャッシュ・フロー	△ 18,568	△ 66,482	47,914	△ 85,787
Ⅳ 現金及び現金同等物に係る換算差額	5,072	3,597	1,475	2,645
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	22,174	△ 38,415	60,589	△ 29,300
Ⅵ 現金及び現金同等物期首残高	83,574	112,874	△ 29,300	112,874
Ⅶ 現金及び現金同等物期末残高	105,748	74,458	31,290	83,574

（注）連結ｷｬｯｼｭ･ﾌﾛｰ計算書の△は、現金及び現金同等物の流出を示しております。

５．連結財務諸表作成の基本となる重要な事項

(1) 連結範囲及び持分法の適用に関する事項
・ 連結子会社数　６３社
　主要会社名　　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　　　 HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　　（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　　４社（うち、持分法適用会社数　１社　＝　NHﾃｸﾉｸﾞﾗｽ株式会社）

(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a.前年同期末（平成17年12月末）との比較＝社数の増減はありません。
・新規設立により１社増加　　・ HOYA LENS INDIA PRIVATE LIMITED (ｲﾝﾄﾞ)
・買収により２社増加　　・ QSTREAMS NETWORKS, INC. (米国)
　　・ HOYA HILL OPTICS SA (PTY) LTD. (南ｱﾌﾘｶ)
・親会社への吸収合併により1社減少　　・ HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ(株)
・清算により１社減少　　・ HOYA LENS MEXICO, SA.DE.CV. (ﾒｷｼｺ)
・子会社どうしの合併により1社減少　　・ HOYA CRYSTAL, INC. (米国)
　　※HOYA CORPORATION USA (米国) に吸収合併

b.前期末（平成18年3月末）との比較＝１社増加
・新規設立により１社増加　　・ HOYA LENS INDIA PRIVATE LIMITED (ｲﾝﾄﾞ)
・買収により１社増加　　・ HOYA HILL OPTICS SA (PTY) LTD. (南ｱﾌﾘｶ)
・子会社どうしの合併により1社減少　　・ HOYA CRYSTAL, INC. (米国)
　　※HOYA CORPORATION USA (米国) に吸収合併

ロ．持分法適用会社　：
a.前年同期末（平成17年12月末）との比較
・該当事項はありません。

b.前期末（平成18年3月末）との比較
・該当事項はありません。

	当期（9ヶ月）平成18年12月31日現在	前年同期 平成17年12月31日現在	増　減	前期末 平成18年3月31日現在
連結子会社数	63 (国内5、海外58)	63 (国内6、海外57)	－ (国内-1、海外+1)	62 (国内5、海外57)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	6 (国内5、海外1)	-2 (国内-1、海外-1)	5 (国内5、海外-)
(うち持分法適用会社数)	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)	(1) (国内1、海外-)
グループ合計 (うち持分法適用会社数)	67社 (1社)	69社 (1社)	-2社 (-)	67社 (1社)

②会計方針の変更：当期より、事業の種類別セグメント情報における事業区分を変更しております。

③会計基準の変更

会計基準の変更に伴い、当中間連結会計期間より、下記の指針を適用しております。

・「企業結合に係る会計基準」及び「事業分離等に関する会計基準」並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」を適用しております。

・「貸借対照表の純資産の部の表示に関する会計基準」及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」並びに「自己株式及び準備金の額の減少等に関する会計基準」及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」を適用しております。

・「役員賞与に関する会計基準」を適用しております。

・「ストック・オプション等に関する会計基準」及び「ストック・オプション等に関する会計基準等の適用指針」を適用しております。

[連結キャッシュ・フロー計算書に係る注記]

（単位：百万円未満切捨）

１．現金及び現金同等物の当期（9ヶ月）末残高と連結貸借対照表に記載されている科目の金額

	当期（9ヶ月） 平成18年 12月31日現在	前年同期 平成17年 12月31日現在	前　　期 平成18年 3月31日現在
現金及び預金勘定	105,748	74,458	83,574
現金及び現金同等物	105,748	74,458	83,574

２．重要な非資金取引の内容

当期（9ヶ月）（自　平成18年4月1日　至　平成18年12月31日）
　該当事項はありません。

前年同期（自　平成17年4月1日　至　平成17年12月31日）
　該当事項はありません。

前　期（自　平成17年4月1日　至　平成18年3月31日）
　自己株式の消却　　　　53,180 百万円
　（平成18年2月1日付、14,379,000株）
　※これにより、当社の発行済株式総数は435,017,020株になりました。

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当期（9ヶ月）（平成18年12月31日現在）			前　期（平成18年3月31日現在）			前年同期（平成17年12月31日現在）		
(1)満期保有目的の債券	連結貸借対照表計上額	時　価	差　額	連結貸借対照表計上額	時　価	差　額	連結貸借対照表計上額	時　価	差　額
該当なし	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差　額	取得原価	連結貸借対照表計上額	差　額	取得原価	連結貸借対照表計上額	差　額
①株　　式	1,692	1,629	△ 63	1,692	1,874	181	1,692	1,870	177
②債　　券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社　　債	－	－	－	－	－	－	－	－	－
そ　の　他	－	－	－	－	－	－	－	－	－
③そ　の　他	－	－	－	－	－	－	－	－	－
計	1,692	1,629	△ 63	1,692	1,874	181	1,692	1,870	177

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当期（9ヶ月）（平成18年12月31日現在）	前　期（平成18年3月31日現在）	前年同期（平成17年12月31日現在）
(1)満期保有目的の債券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
該当なし	－	－	－
(2)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	11,287	11,104	11,650
計	11,287	11,104	11,650
(3)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	902	802	1,016
②その他	265	279	276
計	1,168	1,081	1,292

3．デリバティブ取引の契約額、時価及び評価損益等

(1)　取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。

イ　ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ　ヘッジ手段とヘッジ対象

ヘッジ手段 為替予約

ヘッジ対象 外貨建借入金

(2)　取引の時価等に関する事項

ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

(1) 流動の部	当期（9ヶ月） 平成18年 12月31日現在	前期 平成18年 3月31日現在	前年同期 平成17年 12月31日現在
繰延税金資産			
たな卸資産未実現利益	2,441	1,692	2,049
賞与引当金否認額	851	1,601	801
未払事業税否認額	435	727	418
環境整備費否認額	3	1,474	1,414
工場閉鎖損失	—	510	—
その他	1,048	1,400	1,564
繰延税金資産　小計	4,781	7,407	6,249
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,614	1,962	1,938
減損損失否認額	621	1,376	877
固定資産処分損否認額	518	—	—
貸倒引当金損金算入限度超過額	111	105	109
その他	732	258	1,275
繰延税金資産　合計	3,598	3,702	4,201
繰延税金負債			
固定資産圧縮積立金	△ 315	△ 406	△ 415
特別償却準備金	△ 220	△ 298	△ 293
その他有価証券評価差額金	—	△ 74	△ 33
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 702	△ 945	△ 907
繰延税金資産の純額	2,896	2,757	3,293

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当期（9ヶ月間） 自平成18年4月1日 至平成18年12月31日	前年同期 自平成17年4月1日 至平成17年12月31日	前期 自平成17年4月1日 至平成18年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 17.5	△ 17.4	△ 18.2
交際費等永久に損金に算入されない項目	0.4	0.3	0.4
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 1.9	△ 2.3	△ 1.8
受取配当金等連結消去に伴う影響額	1.9	2.3	1.8
持分法による投資損益	0.0	△ 1.0	△ 0.5
試験研究費等の特別税額控除	△ 0.3	△ 0.5	△ 0.5
その他	△ 1.5	0.6	0.6
税効果会計適用後の法人税等の負担率	21.6	22.5	22.3

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当期（9ヶ月間） 自平成18年4月1日 至平成18年12月31日	前年同期 自平成17年4月1日 至平成17年12月31日	前　　期 自平成17年4月1日 至平成18年3月31日
退職加算金	218	1,526	1,688
退職給付費用	218	1,526	1,688

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における東京スタジオ（昭島工場内）等

場　所	用　途	種　類
東京都昭島市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当期（9ヶ月間） 自平成18年4月1日 至平成18年12月31日	前年同期 自平成17年4月1日 至平成17年12月31日	前　　期 自平成17年4月1日 至平成18年3月31日
機械装置他	86	447	864
計	86	447	864

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) 本社部門における賃貸資産

場　所	用　途	種　類
東京都町田市	賃貸	土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当期（9ヶ月間） 自平成18年4月1日 至平成18年12月31日	前年同期 自平成17年4月1日 至平成17年12月31日	前　　期 自平成17年4月1日 至平成18年3月31日
土地	－	－	368
計	－	－	368

なお、当資産グループの回収可能価額は、公示価格により測定しております。

（3）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別 / 科目 ＼ セグメント	当期（9ヶ月間）：自 平成18年4月1日 至 平成18年12月31日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	165,842	6,871	86,717	30,351	843	290,626	－	290,626
(2)セグメント間の内部売上高又は振替高	310	190	△ 2	△ 0	2,067	2,565	(2,565)	－
計	166,153	7,061	86,714	30,351	2,910	293,192	(2,565)	290,626
営業費用	103,502	6,620	71,290	23,721	3,216	208,351	(307)	208,043
営業利益又は営業損失（△）	62,650	441	15,424	6,629	△ 305	84,840	(2,258)	82,582
営業利益率（%）	37.7%	6.3%	17.8%	21.8%	-10.5%	28.9%	－	28.4%
2．資産、減価償却費及び資本的支出等								
資産	267,415	7,683	110,728	21,368	2,448	409,643	13,834	423,478
減価償却費	19,456	89	5,091	826	33	25,497	96	25,593
減損損失	－	－	－	－	86	86	－	86
資本的支出	28,304	119	9,247	1,641	89	39,402	482	39,884
研究開発費	7,659	824	1,168	1,049	85	10,786	－	10,786
従業員数（名）	19,927	204	7,400	881	205	28,617	63	28,680

期別 / 科目 ＼ セグメント	前年同期：自 平成17年4月1日 至 平成17年12月31日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	140,194	7,568	76,612	26,537	3,111	254,024	－	254,024
(2)セグメント間の内部売上高又は振替高	677	199	1	△ 0	3,415	4,295	(4,295)	－
計	140,871	7,768	76,614	26,536	6,528	258,319	(4,295)	254,024
営業費用	84,555	7,076	61,441	20,358	6,005	179,438	(2,466)	176,971
営業利益	56,316	692	15,172	6,178	521	78,880	(1,828)	77,052
営業利益率（%）	40.0%	8.9%	19.8%	23.3%	8.0%	30.5%	－	30.3%
2．資産、減価償却費及び資本的支出等								
資産	205,710	7,502	98,581	18,417	4,432	334,643	22,323	356,966
減価償却費	13,035	74	4,638	601	40	18,391	39	18,430
減損損失	－	－	－	－	447	447	－	447
資本的支出	28,878	139	5,943	1,433	443	36,838	27	36,865
研究開発費	6,415	781	1,870	702	20	9,790	－	9,790
従業員数（名）	15,949	188	6,847	713	305	24,002	50	24,052

<参考> 前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
売上高 増減額								
(1)外部顧客に対する売上高増減額	25,648	△ 697	10,105	3,814	△ 2,268	36,602	－	36,602
外部売上高の増減率（%）	18.3%	-9.2%	13.2%	14.4%	-72.9%	14.4%	－	14.4%
(2)セグメント間売上高又は振替高増減額	△ 367	△ 9	△ 3	△ 0	△ 1,348	△ 1,730	1,730	－
計	25,282	△ 707	10,100	3,815	△ 3,618	34,873	1,730	36,602
営業費用増減額	18,947	△ 456	9,849	3,363	△ 2,789	28,913	2,159	31,072
営業損益額増減額	6,334	△ 251	252	451	△ 826	5,960	△ 430	5,530
営業損益の増減率（%）	11.2%	-36.3%	1.7%	7.3%	－	7.6%	－	7.2%
営業利益率の増減（ポイント）	△ 2.3	△ 2.6	△ 2.0	△ 1.5	△ 18.5	△ 1.6	－	△ 1.9
資産 増減額	61,705	181	12,147	2,951	△ 1,984	75,000	△ 8,489	66,512
減価償却費 増減額	6,421	15	453	225	△ 7	7,106	57	7,163
減損損失 増減額	－	－	－	－	△ 361	△ 361	－	△ 361
資本的支出 増減額	△ 574	△ 20	3,304	208	△ 354	2,564	455	3,019
研究開発費 増減額	1,244	43	△ 702	347	－	996	－	996
従業員数（名） 増減数	3,978	16	553	168	△ 100	4,615	13	4,628

（注）
1．事業区分の方法及び各区分に属する主要製品及び役務の名称
(1) 当期より、事業区分並びに主要製品及び役務につき下記のように変更いたします。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品、情報ｼｽﾃﾑの構築、業務請負

※ なお、前期の事業の種類別セグメント情報につきましては、期間比較の観点から、当期と同様の事業区分により実績を計算しなおして記載しております。

(2) 前期までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、レンズ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

(3) 前期までの事業区分による前年同期（9ヶ月間）の事業の種類別セグメント情報は次のとおりであります。

期別 / 科目 \ セグメント	前年同期（9ヶ月間）：自 平成17年4月1日　至 平成17年12月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	140,194	7,568	76,612	26,537	1,683	1,428	254,024	−	254,024
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	677	199	1	△0	27	3,388	4,295	(4,295)	−
計	140,871	7,768	76,614	26,536	1,711	4,817	258,319	(4,295)	254,024
営業費用	84,555	7,076	61,441	20,358	1,695	4,310	179,438	(2,466)	176,971
営業利益	56,316	692	15,172	6,178	15	506	78,880	(1,828)	77,052
営業利益率（%）	40.0%	8.9%	19.8%	23.3%	0.9%	10.5%	30.5%	−	30.3%
2．資産、減価償却費及び資本的支出等									
資産	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
減価償却費	13,035	74	4,638	601	0	40	18,391	39	18,430
減損損失	−	−	−	−	447	−	447	−	447
資本的支出	28,878	139	5,943	1,433	421	22	36,838	27	36,865
研究開発費	6,415	781	1,870	702	20	−	9,790	−	9,790
従業員数（名）	15,949	188	6,847	713	93	212	24,002	50	24,052

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当期（9ヶ月間）　2,460 百万円
前年同期　1,865 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当期（9ヶ月）　33,181 百万円
前年同期　28,776 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別 / セグメント	当期（9ヶ月間）：自 平成18年4月1日　至 平成18年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	203,505	27,393	36,137	23,590	290,626	－	290,626
(2)セグメント間の内部売上高又は振替高	20,398	220	674	119,792	141,084	(141,084)	－
計	223,903	27,614	36,811	143,382	431,711	(141,084)	290,626
営業費用	193,939	26,744	31,901	100,090	352,676	(144,632)	208,043
営業利益	29,963	869	4,909	43,292	79,035	3,547	82,582
営業利益率（%）	13.4%	3.2%	13.3%	30.2%	18.3%	－	28.4%
2．資　　産	175,142	13,879	81,580	211,728	482,330	(58,851)	423,478

科目 ＼ 期別 / セグメント	前年同期：自 平成17年4月1日　至 平成17年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	183,633	25,881	28,506	16,002	254,024	－	254,024
(2)セグメント間の内部売上高又は振替高	17,751	190	419	88,690	107,052	(107,052)	－
計	201,384	26,071	28,926	104,693	361,076	(107,052)	254,024
営業費用	170,157	24,863	24,264	68,956	288,242	(111,270)	176,971
営業利益	31,226	1,208	4,662	35,736	72,834	4,218	77,052
営業利益率（%）	15.5%	4.6%	16.1%	34.1%	20.2%	－	30.3%
2．資　　産	172,257	21,002	51,118	148,290	392,669	(35,703)	356,966

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増　減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高増減額							
(1)外部顧客に対する売上高増減額	19,872	1,512	7,631	7,588	36,602	－	36,602
外部売上高増減率（%）	10.8%	5.8%	26.8%	47.4%	14.4%	－	14.4%
(2)セグメント間売上高又は振替高増減額	2,647	30	255	31,102	34,032	(34,032)	－
計	22,519	1,543	7,885	38,689	70,635	(34,032)	36,602
営業費用増減額	23,782	1,881	7,637	31,134	64,434	(33,362)	31,072
営業利益額増減額	△ 1,263	△ 339	247	7,556	6,201	(671)	5,530
営業利益額増減率（%）	-4.0%	-28.1%	5.3%	21.1%	8.5%	－	7.2%
資　産　増減額	2,885	△ 7,123	30,462	63,438	89,661	△ 23,148	66,512

（注）1．国又は地域の区分の方法及び各区分に属する主な国又は地域
(1)国又は地域の区分の方法・・・・・・地理的近接度によっており、当社グループ事業所の所在地別の区分であります。
(2)各区分に属する主な国又は地域・・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、中国、韓国、台湾等
（オーストラリアを含む）

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当期（9ヶ月間）　2,179 百万円、
前年同期　1,643 百万円、
であり、その主なものは、本社部門に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当期（9ヶ月）　30,956 百万円、
前年同期　69,332 百万円、
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

科目＼期別・セグメント	当期（9ヶ月間） 自　平成18年4月1日 至　平成18年12月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	33,502	37,766	86,002	6	157,277
連結売上高					290,626
連結売上高に占める海外売上高の割合（%）	11.5%	13.0%	29.6%	0.0%	54.1%
海外売上高における地域別の割合（%）	21.3%	24.0%	54.7%	0.0%	100.0%

科目＼期別・セグメント	前年同期 自　平成17年4月1日 至　平成17年12月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	30,287	30,006	62,323	8	122,625
連結売上高					254,024
連結売上高に占める海外売上高の割合（%）	11.9%	11.8%	24.6%	0.0%	48.3%
海外売上高における地域別の割合（%）	24.7%	24.5%	50.8%	0.0%	100.0%

＜参考＞　前年同期との増減比較は、次のとおりです：

科目＼セグメント	増　減				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高増減額	3,215	7,760	23,679	△ 2	34,652
連結売上高増減額					36,602
海外売上高増減率（%）	10.6%	25.9%	38.0%	-25.0%	28.3%

（注）1．海外売上高は、当社および連結子会社の本邦以外の国又は地域における売上高であります。

2．国又は地域の区分の方法及び各区分に属する主な国又は地域
(1)国又は地域の区分の方法・・・・・・地理的近接度によっており、顧客の所在地別の区分であります。
(2)各区分に属する主な国又は地域・・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等
（南アフリカを含む）
アジア：シンガポール、タイ、韓国、台湾等
（オーストラリアを含む）
その他の地域：サウジアラビア、ブラジル等

（4）販売の状況（連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当期（9ヶ月間）自 平成18年4月 1日 至 平成18年12月31日		前年同期 自 平成17年4月 1日 至 平成17年12月31日		増減		前期 自 平成17年4月 1日 至 平成18年3月31日	
	金額	構成比％	金額	構成比％	金額	増減率％	金額	構成比％
国内	72,600	43.8	71,466	51.0	1,134	1.6	94,448	49.6
海外	93,242	56.2	68,727	49.0	24,515	35.7	96,103	50.4
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	165,842	57.1	140,194	55.2	25,648	18.3	190,551	55.4
国内	3,882	56.5	4,143	54.7	△ 261	△ 6.3	5,519	54.7
海外	2,988	43.5	3,425	45.3	△ 437	△ 12.8	4,573	45.3
ホトニクス	6,871	2.4	7,568	3.0	△ 697	△ 9.2	10,092	2.9
国内	76,483	44.3	75,609	51.2	874	1.2	99,967	49.8
海外	96,230	55.7	72,153	48.8	24,077	33.4	100,677	50.2
情報・通信	172,714	59.5	147,763	58.2	24,951	16.9	200,644	58.3
国内	26,827	30.9	27,383	35.7	△ 556	△ 2.0	36,089	34.5
海外	59,889	69.1	49,228	64.3	10,661	21.7	68,367	65.5
ビジョンケア	86,717	29.8	76,612	30.2	10,105	13.2	104,456	30.4
国内	29,277	96.5	25,657	96.7	3,620	14.1	34,228	96.5
海外	1,074	3.5	879	3.3	195	22.2	1,254	3.5
ヘルスケア	30,351	10.4	26,537	10.4	3,814	14.4	35,483	10.3
国内	56,105	47.9	53,041	51.4	3,064	5.8	70,317	50.2
海外	60,963	52.1	50,107	48.6	10,856	21.7	69,622	49.8
アイケア	117,068	40.2	103,149	40.6	13,919	13.5	139,940	40.7
国内	760	90.2	2,747	88.3	△ 1,987	△ 72.3	3,220	88.4
海外	83	9.8	364	11.7	△ 281	△ 77.2	421	11.6
その他	843	0.3	3,111	1.2	△ 2,268	△ 72.9	3,642	1.0
国内	133,348	45.9	131,398	51.7	1,950	1.5	173,506	50.4
海外	157,277	54.1	122,625	48.3	34,652	28.3	170,722	49.6
合計	290,626	100.0	254,024	100.0	36,602	14.4	344,228	100.0

（注）
従来、個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当期より「その他」として合わせて表示することとしました。

（5）ＨＯＹＡとペンタックスの経営統合に向けた基本合意について

－平成18年12月21日発表のプレスリリース（東京証券取引所開示書類）原文－

平成18年12月21日

各　　位

会 社 名　HOYA株式会社
代表者名　代表執行役最高経営責任者　鈴木　洋
（東証・コード 7741）
問い合わせ先　IR・広報グループマネジャー
役職・氏名　伊藤 直司
電話 03－3952－1160

会 社 名　ペンタックス株式会社
代表者名　代表取締役社長　浦野　文男
（東証・コード 7750）
問い合わせ先　IR・広報部長
役職・氏名　岡村 次郎
電話 03－3960－2698

HOYAとペンタックスの経営統合に向けた基本合意について

本日、HOYA 株式会社（以下「HOYA」）とペンタックス株式会社（以下「ペンタックス」）は、平成 19年10月1日をもって合併し、両社の経営を統合することで基本合意いたしましたのでお知らせします。統合後の新会社は社名をHOYAペンタックス HD（エイチディー）株式会社（英文名 HOYA PENTAX HD Corporation）とし、戦略本社機能を担うコーポレート部門のもとに、HOYA、ペンタックスの各事業を分野ごとに再編してまいります。HOYA とペンタックスは最良のパートナーとして、互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略分野に経営資源を重点的に配分しうる体制を早急に整え、事業の成長を加速してまいります。

1.　経営統合の目的

HOYA とペンタックスは、対等の精神の下に、両社の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と成長の加速を通じて、顧客価値、株主価値の創出を目指してまいります。

統合後の新会社は、光学、映像、材料を共通の技術基盤として、ライフケア、オプティクス、情報エレクトロニクス、アイケア、イメージングシステムの事業分野を中心に事業ポートフォリオの最適化を図ってまいります。そして、情報エレクトロニクス分野とアイケア分野の安定した収益力を投入することにより、ライフケア分野の戦略的成長を目指すとともに、オプティクス分野の垂直統合によって事業構造を質的に転換し、競争力のさらなる強化を実現いたします。
それぞれの分野に関する基本的な方針は以下のとおりです。

- ライフケア分野（内視鏡、メディカルアクセサリー、ニューセラミックス、眼内レンズ）： 戦略的成長分野と位置づけ、今後需要の高まる低侵襲医療領域を追求してまいります。内視鏡による低侵襲診断、腹腔鏡手術器具や内視鏡用処置具による低侵襲治療といった、診断から処置までの一貫した展開を図るとともに、ニューセラミックス、眼内レンズなどの生体機能置換製品の市場をグローバルに開拓することを主軸とします。研究開発投資、M&Aを通じた製品開発力の向上と、国内外の営業・マーケティング体制の拡充により成長を加速させ、事業規模の倍増を目指します。
- オプティクス分野（光学ガラス・レンズ、デジタルカメラモジュール、微小レンズなど）： 設計から材料、レンズ、加工、モジュールまでの垂直統合により、コスト競争力を高めると同時に技術開発力を質的に転換し、強化いたします。また、HOYAとペンタックスの製造拠点、顧客基盤を相互利用することにより、成長著しいアジア新興勢力を含めた今後の業界の構造変化に対応しうる競争力を確保し、持続的成長を果たす所存です。
- 情報エレクトロニクス分野（マスクブランクス、ガラス磁気ディスクなど）： 世界トップシェアの事業であり、統合後の新会社の収益力の中心事業として競争力の強化と事業成長を図ります。
- アイケア分野（メガネレンズ、コンタクトレンズ）： 安定的成長が期待できる事業であり、統合後の新会社のもう一つの中心事業として、競争力の強化と事業成長を図ります。
- イメージングシステム分野（デジタルカメラ、双眼鏡など）： 高付加価値かつユニークな技術による製品で差別化を図ることで、競争力を発揮できる分野に特化して、事業価値を高めてまいります。また、新しい光学機器システム技術を生み出す母体と位置づけ、ライフケア分野、セキュリティ分野などにも水平展開を図る所存です。
- 新規分野、その他の分野（ビジネスシステム・測量機器など）においても、将来的に収益力の強化および成長が見込まれる事業には積極的に投資を行う一方、選択と集中による事業の効率化と経営資源の有効活用を目指します。

2. 基本合意に至る経緯

HOYAは光学ガラスを出発点に、光学材料と精密加工技術を活かして事業領域を拡大してまいりました。積極的な技術革新によりグローバルにニッチな市場を創造し、トップの地位を確立することで高収益を実現しております。情報エレクトロニクス分野では半導体関連のマスクブランクスやHDD用ガラス磁気ディスク基板において世界でトップシェアを誇り、光学ガラス・レンズなどで世界のトップメーカーの一角をなしています。またアイケア分野でもメガネレンズなどでトップメーカーの一角を担っています。新たな事業領域の開拓にも積極的に取り組んでおり、中長期的には医療関連分野を更なる成長の中核と位置づけ、白内障治療に用いられる眼内レンズのグローバル展開に着手しております。

ペンタックスは、長年蓄積されたカメラ、レンズの開発から製造までのノウハウを活かし、その光学技術をコアとして、光学設計や画像処理などの技術を多様な製品分野へ応用することにより、光学・精密機器分野において技術力に裏打ちされた事業展開を進めてまいりました。ライフケア事業においては、内視鏡分野で早期から海外での展開を進め、グローバルな地位を確立しているほか、メディカルアクセサリー、骨補填材として用いられるニューセラミックスなどといった多様な製品を展

開しております。オプティカルコンポーネント事業においては、デジタルカメラモジュール及びDVD/CD互換回折ピックアップレンズなどの高度な光学技術を軸に競争力を発揮しているほか、イメージングシステム事業においてもデジタルカメラで世界的なブランド力を誇っています。中長期的にはライフケア事業を成長戦略の中心に据え、事業の成長と拡大に向けて M&A、アライアンス、研究開発に積極的投資を行うなど、意欲的展開を通じて収益力の強化を進めております。

HOYA とペンタックスは光学技術の医療分野への応用において、内視鏡による診断、低侵襲治療およびニューセラミックス、眼内レンズなどの生体機能置換製品といった高度な医療製品を展開してまいりました。この分野においては市場が世界の広範な地域に拡大しつつあり、大きな成長が見込まれる一方で、競争がグローバル化していることから、将来にわたって成長を遂げるためには、製品開発および M&A を通じて技術面における優位性を確立するとともに、グローバルなマーケティング体制を構築することが喫緊の課題であるとの認識を深めてまいりました。

また、カメラのデジタル化以降、光学機器、関連部材の産業構造は大きく変化を遂げております。光学材料と光学機器の分野においては、アジア勢が強力な競争相手として著しい成長を見せており、その価格攻勢および高付加価値化は今後も続くものと見込まれます。さらに、デジタルカメラ分野では、従来の光学メーカーに加えて家電メーカーが参入するなど、競争は激化の一途をたどっています。このような環境の中で継続的な成長を遂げるためには、さらなる原価低減によるコスト競争力の強化に加え、技術を軸として付加価値を高めることで徹底した差別化を図ることが必要であり、そのためには事業構造の質的な転換が不可欠であると考えられます。

こうした認識のもと、HOYA とペンタックスは最良のパートナーとして各分野における互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略領域に経営資源を重点的に配分しうる体制を早急に整えることにより、事業の成長を加速するべきであると考え、今回の基本合意に至りました。

3.　統合形態

HOYA とペンタックスは、HOYA を存続会社として合併します。

4.　統合時期

合併期日は、平成 19 年 10 月 1 日を予定しております。

5.　商号

統合後の新会社名は HOYA ペンタックス H D（エイチディー）株式会社とし、英文名称は HOYA PENTAX HD Corporation とする予定です。

6. 組織・体制

(1) コーポレートガバナンス体制

統合後の新会社は委員会設置会社として、強固なコーポレートガバナンス体制を整えてまいります。取締役会は10名の取締役によって構成し、社外取締役5名、社内取締役5名（HOYA3名、ペンタックス2名の予定）とすることで、経営の透明性を確保いたします。

統合後の新会社の取締役会会長には浦野文男（現ペンタックス代表取締役社長）、代表執行役最高経営責任者には鈴木洋（現HOYA代表執行役最高経営責任者）が就任する予定です。

(2) 組織

統合後の新会社の組織体制は、「小さな本社と権限委譲された事業部門」を基本とし、適切な経過措置を経て、戦略本社機能を担うコーポレート部門と各事業分野に再編いたします。主な事業分野についての現時点における再編の方針は以下のとおりです。なお、統合後の新会社においては、事業分野ごとにHOYA、ペンタックスそれぞれのブランドを活かしてまいります。

- ライフケア分野: HOYAのメディカル事業と、ペンタックスのライフケア事業を統合
- オプティクス分野: HOYAのオプティクス事業と、ペンタックスのオプティカルコンポーネント事業を統合
- 情報エレクトロニクス分野: HOYAのエレクトロオプティクス分野よりオプティクス事業を分離
- アイケア分野: HOYAのアイケア分野よりメディカル事業を分離
- イメージングシステム分野: ペンタックスのイメージングシステム事業を維持
- その他の分野: HOYA、ペンタックスそれぞれの事業を維持
- 研究開発部門: HOYAのR&Dセンターとペンタックスの研究開発本部をコーポレート部門として統一

7. 合併比率

ペンタックスの株主にはペンタックスの普通株式1株につきHOYAの普通株式0.158株が割り当てられます。

合併比率については、公平性を期すため第三者機関のフィナンシャル・アドバイザーとしてHOYAはUBS証券会社に、ペンタックスはモルガン・スタンレー証券株式会社にそれぞれ合併比率の算定を依頼し、その算定結果を参考にHOYA、ペンタックスで協議し決定したものです。両ファイナンシャル・アドバイザーはそれぞれ市場株価分析、DCF（ディスカウンテッド・キャッシュフロー）分析、類似企業比較分析等を用いてHOYA、ペンタックスの企業価値・株式価値を算定しました。これら

の分析に基づき、HOYA及びペンタックスは、UBS証券会社及びモルガン・スタンレー証券株式会社より、それぞれ本合併比率が財務的見地より妥当である旨の意見書を取得しております。

また、UBS 証券会社及びモルガン・スタンレー証券株式会社は、HOYA またはペンタックスの関連当事者に該当しません。

なお、上記合併比率は、算定の基礎となる諸条件に重要な変更が生じた場合には、変更することがあります。

8. 今後の日程

HOYA とペンタックスは、平成 19 年 4 月上旬の最終契約の締結に向けて引き続き協議を進めてまいります。今後の日程は、以下を予定しております。ただし、今後、手続きを進める中で、やむを得ない状況が生じた場合は、両社協議の上、日程又は統合形態の変更により、両社の経営統合の実現を目指します。

(1) 平成 19 年 4 月上旬: 最終契約の調印
(2) 平成 19 年 6 月中旬: HOYA の定時株主総会において合併に伴う定款変更、取締役選任に関する議案を付議
(3) 平成 19 年 6 月下旬: ペンタックスの定時株主総会において合併契約承認に係る議案を付議
(4) 平成 19 年 10 月 1 日: 合併期日（合併の効力発生日）
(5) 株券交付日: 未定

なお、本合併は、会社法第 796 条第 3 項の規定により、HOYA においては合併契約に関する株主総会の承認を得ることなく行う予定です。

9. 経営統合・合併推進体制

HOYA とペンタックスは、統合後の新会社における経営および業務の統合を迅速かつ円滑に推進するため、ペンタックスの浦野文男代表取締役社長、HOYA の鈴木洋代表執行役最高経営責任者を共同委員長とする統合準備委員会を設置いたします。人事制度などの諸制度については、同委員会において、両社それぞれの優れたものを持ち寄り、新しい制度を共同で創り出すという精神のもと、十分に協議を行った上で統合いたします。

10. 会計処理の概要

合併に伴う会計処理の概要については、確定次第お知らせする予定です。のれんにつきましても、その発生見込み、発生した場合における金額及び償却年数等、現時点において確定しておりませんので、確定次第お知らせする予定です。

11. 合併による業績への影響の見通しについて

統合後の新会社は、経営統合を通じて各事業の競争力をさらに高め、HOYA のこれまでの企業価値の成長スピードを今後も持続することを目指します。

12. その他

統合後の新会社は、HOYA の上場取引所である東京証券取引所市場第一部への上場を継続する予定といたしております。新会社の本社所在地、総資産、資本金、合併による発行予定株式数、ペンタックス発行の新株予約権および新株予約権付社債の処理などについては、確定次第お知らせする予定です。

13. 合併当事会社の概要（平成18年9月30日現在、単独ベース）

(1)	商号	HOYA株式会社(合併会社)	ペンタックス株式会社(被合併会社)
(2)	事業内容	エレクトロオプティクス、ビジョンケア、ヘルスケア各製品の製造および販売等	ライフケア、イメージングシステム、オプティカルコンポーネント各製品の製造および販売等
(3)	設立年月日	昭和19年8月23日	昭和13年12月17日
(4)	本店所在地	東京都新宿区中落合二丁目7番5号	東京都板橋区前野町二丁目36番9号
(5)	代表者の役職・氏名	代表執行役 最高経営責任者 鈴木 洋	代表取締役社長 浦野 文男
(6)	資本金	6,264百万円	7,510百万円
(7)	発行済株式総数	435,017,020株	127,697,952株
(8)	純資産	102,330百万円	40,088百万円
(9)	総資産	236,504百万円	119,570百万円
(10)	決算期	3月31日	3月31日
(11)	従業員数	3,338名 (参考:連結27,974名)	1,336名 (参考:連結5,651名)
(12)	主要取引先	大日本印刷株式会社 ソニー株式会社 その他	カシオ計算機株式会社 三洋電機株式会社 その他
(13)	大株主及び持株比率	日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口) 7.23% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口) 5.35% ｻﾞ ﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ ｴﾇ ｴｲ ﾛﾝﾄﾞﾝ 3.54% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 3.36% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 505103 3.17% 第一生命保険相互会社 2.65% 日本生命保険相互会社 2.29% 山中 衛 2.07% ｻﾞﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ 385036 1.96% ｻﾞﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ ｴﾇ ｴｲ ﾛﾝﾄﾞﾝ ｴｽ ｴﾙ ｵﾑﾆﾊﾞｽ ｱｶｳﾝﾄ 1.78%	ｴｲﾁｴｽﾋﾞｰｼｰ ﾌｧﾝﾄﾞ ｻｰﾋﾞｼｲｽﾞ ｽﾊﾟｰｸｽ ｱｾｯﾄ ﾏﾈｼﾞﾒﾝﾄ ｺｰﾎﾟﾚｲﾃｯﾄﾞ 11.44% 日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口) 8.66% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口) 5.15% 株式会社みずほｺｰﾎﾟﾚｰﾄ銀行 4.77% みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理ｻｰﾋﾞｽ信託 3.91% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 3.76% 株式会社りそな銀行 2.42% 朝日生命保険相互会社 2.42% 株式会社足利銀行 2.19% 日本生命保険相互会社 2.16%

(14)	主要取引銀行	株式会社三菱東京UFJ銀行 株式会社みずほコーポレート銀行	株式会社みずほコーポレート銀行 株式会社りそな銀行 株式会社三菱東京UFJ銀行
(15)	当事会社間の関係等	資本関係	該当事項はありません。
		人的関係	該当事項はありません。
		取引関係	一部製品で取引があります。
		関連当事者への該当状況	該当事項はありません。

(16) 最近3年間の業績（単独ベース）

	HOYA株式会社（合併会社）			ペンタックス株式会社（被合併会社）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高（百万円）	183,771	224,608	248,195	104,665	98,057	108,312
営業利益（百万円）	28,341	35,131	29,746	5,728	2,647	2,001
経常利益（百万円）	33,610	46,536	44,788	4,632	2,736	3,976
当期純利益（百万円）	15,558	24,967	22,062	2,012	2,499	830
1株当たり当期純利益(円)	34.56	56.38	50.14	15.59	19.84	6.71
1株当たり配当金(円)	25.00	37.50	60.00	3.00	4.50	6.00
1株当たり純資産(円)	322.68	357.59	222.01	285.40	302.02	320.24

(17) 最近3年間の業績(連結ベース)

	HOYA株式会社（合併会社）			ペンタックス株式会社（被合併会社）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高（百万円）	271,443	308,172	344,228	134,493	133,558	142,211
営業利益（百万円）	68,166	84,920	101,095	6,937	3,586	2,985
経常利益（百万円）	66,554	89,525	103,637	5,375	3,396	3,260
当期純利益（百万円）	39,548	64,135	75,620	3,089	3,526	805
1株当たり当期純利益(円)	87.74	144.71	171.71	24.37	28.23	6.50
1株当たり純資産(円)	491.90	623.59	648.87	254.97	280.48	305.79

(注)：HOYA株式会社の1株当たり当期純利益、1株当たり配当金および1株当たり純資産につきましては、平成17年11月15日付で実施しました同社普通株式1株につき4株の割合による株式の分割を反映し遡及修正して表示しております。

以上

HOYA

平成19年1月22日

平成19年3月期

第3四半期連結決算概況

自　平成18年10月 1日
至　平成18年12月31日

目　　次：

平成19年3月期 第3四半期財務・業績の概況（連結） ………………………… 1
添付資料
（1）経営成績、財政状態及びキャッシュ・フローの状況
　1．当第3四半期の経営成績 ………………………………………………… 2
　2．当第3四半期の財政状態 ………………………………………………… 6
　3．当第3四半期のキャッシュ・フローの状況 ……………………………… 6
　4．当第4四半期の連結業績予想 …………………………………………… 7
（2）四半期連結財務諸表等
　1．四半期連結貸借対照表 …………………………………………………… 8
　2．四半期連結損益計算書 …………………………………………………… 10
　3．四半期連結株主資本等変動計算書 ……………………………………… 11
　4．四半期連結キャッシュ・フロー計算書 ………………………………… 12
　5．四半期連結財務諸表作成の基本となる重要な事項 …………………… 13
　[有価証券及びﾃﾞﾘﾊﾞﾃｨﾌﾞ取引に係る注記] ………………………………… 14
　[税効果会計に係る注記] ……………………………………………………… 15
　[退職給付に係る注記] [固定資産の減損に係る注記] …………………… 16
（3）セグメント情報
　1．事業の種類別セグメント情報 …………………………………………… 17
　2．所在地別セグメント情報 ………………………………………………… 19
　3．海外売上高 ………………………………………………………………… 20
（4）販売の状況（四半期連結部門別売上高明細表） ………………………… 21
（5）ＨＯＹＡとペンタックスの経営統合に向けた基本合意について……… 22

HOYA株式会社

HOYA

平成19年3月期　第３四半期財務・業績の概況（連結）

平成19年1月22日

上場会社名　ＨＯＹＡ株式会社　　上場取引所　東証第一部
コード番号　7741　　本社所在地　東京都
（ＵＲＬ　http://www.hoya.co.jp)
代表者　代表執行役ＣＥＯ 鈴木　洋
問合せ先責任者　ＣＦＯ　江間　賢二　　ＴＥＬ (03) 3952-1160

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：　無
②最近連結会計年度からの会計処理の方法の変更の有無　：　有
（内容）セグメント区分の変更
③連結及び持分法の適用範囲の異動の有無　：　有
18年3月期第3四半期比　連結（新規）3社、（除外）3社、持分法（新規）－社、（除外）－社

２．平成19年3月期第3四半期財務・業績の概況（平成18年10月1日～平成18年12月31日）

(1)経営成績（連結）の進捗状況　　（注）記載金額は百万円未満を切り捨てて表示しております。

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
19年3月期第3四半期	98,929	13.3	27,216	△ 0.2	25,148	△ 7.4
18年3月期第3四半期	87,286	12.2	27,257	25.9	27,162	21.7
（参考）18年3月期	344,228	11.7	101,095	19.0	103,637	15.8

	四半期（当期）純利益		1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	百万円	%	円	円
19年3月期第3四半期	19,963	△ 0.8	46.32	46.14
18年3月期第3四半期	20,120	24.8	46.20	46.01
（参考）18年3月期	75,620	17.9	171.71	171.08

（注）売上高、営業利益等におけるパーセント表示は、対前年同期比増減率を示す。

(2)財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
19年3月期第3四半期	423,478	343,290	80.6	791.55
18年3月期第3四半期	356,966	259,926	72.8	604.09
（参考）18年3月期	361,537	279,480	77.3	648.87

(3)キャッシュ・フロー（連結）の状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期第3四半期	19,950	△ 3,797	△ 13,566	105,748
18年3月期第3四半期	17,024	△ 19,719	△ 56,765	74,458
（参考）18年3月期	105,855	△ 52,012	△ 85,787	83,574

３．平成19年3月期第4四半期の連結業績予想（平成19年1月1日～平成19年3月31日）

	売上高	営業利益	経常利益	四半期純利益
	百万円	百万円	百万円	百万円
19年3月期第4四半期	93,874	24,418	25,413	18,637
18年3月期第4四半期	90,204	24,043	22,036	16,514

（参考）1株当たり四半期純利益　（19年3月期予想）　43.22 円　（18年3月期実績）　38.21 円

※ 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

（１）経営成績、財政状態及びキャッシュ・フローの状況

１．当第３四半期の経営成績

①全般の状況

			前年同期比増減率または金額
・売上高	：	98,929 百万円	（ 13.3 %）
・営業利益	：	27,216 百万円	（ △ 0.2 %）
・経常利益	：	25,148 百万円	（ △ 7.4 %）
・四半期純利益	：	19,963 百万円	（ △ 0.8 %）
・１株当たり四半期純利益	：	46.32 円	（ 0.12 円）

・当四半期の経済状況は、設備投資が引き続き高水準で、雇用も拡大し、景況感の改善基調が続きました。需要は堅調で、企業業績の改善が雇用の増加と家計の所得増につながり、消費を増やし、それが企業の設備投資を再び押し上げるという好循環が強まってまいりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し前年同期に比べて増収となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。

・一方、当四半期は、旺盛な需要に応えるための設備投資による立ち上げ費用、償却負担が増加したことに加え、一部の製品および市場においては、製品ミクスによるコストの増加もあり、その結果グループ全体では前年同期に比べてわずかながら減益となりました。

売上高（単位：百万円）と平均為替ﾚｰﾄ(円/USﾄﾞﾙ･ﾕｰﾛ)の四半期別推移



110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
160.00
140.00
120.00
100.00
80.00
60.00
40.00
132.47 134.87 137.95 137.62 135.25 136.23 140.14 140.92 144.55 148.92 153.08
109.62 111.02 104.52 105.25 108.36 112.35 117.83 117.16 113.97 116.69 117.76
74,961 78,486 77,786 76,938 81,777 84,961 87,286 90,204 92,618 99,079 98,929
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q
売上高
平均為替ﾚｰﾄ（USﾄﾞﾙ）
平均為替ﾚｰﾄ（ﾕｰﾛ）

（注）四半期推移のｸﾞﾗﾌの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H19/3Q」は、平成19年3月期の第3四半期（当第3四半期：平成18年10月1日～同12月31日）を、同様に「H18/3Q」は、平成18年3月期の第3四半期（前第3四半期：平成17年10月1日～同12月31日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q
エレクトロオプティクス ホトニクス ビジョンケア ヘルスケア その他

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,596
27,257 27,162 20,120
24,043 22,036 16,514
27,240 25,139 21,499
28,126 25,700 22,899
27,216 25,148 19,963
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q
営業利益 経常利益 四半期純利益

②部門別の状況

				前年同期比増減率
（1）情報・通信分野	売上高	：	58,716 百万円	（　14.5 ％）
○エレクトロオプティクス	売上高	：	56,469 百万円	（　15.6 ％）
○ホトニクス	売上高	：	2,246 百万円	（　△ 8.4 ％）

情報・通信分野の売上高の四半期別推移（単位：百万円）



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
H18/4Q
H19/1Q
H19/2Q
H19/3Q
エレクトロオプティクス
ホトニクス

エレクトロオプティクス

・半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて増収となりました。

・半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前年同期に比べて増収となりました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激しさを増し、前年同期に比べて減収となりました。

・ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクの需要は引き続き堅調であり、当社のベトナムの新工場も出荷の拡大に貢献し、前年同期に比べて増収となりました。

・光学レンズは、カメラ付き携帯電話向けレンズの需要が大幅に増加し、前年同期に比べて増収となりました。

ホトニクス

・レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前年同期に比べて減収となりました。

				前年同期比増減率
（２）アイケア分野	売上高	：	40,001 百万円	（ 14.1 ％）
○ビジョンケア	売上高	：	29,806 百万円	（ 14.0 ％）
○ヘルスケア	売上高	：	10,195 百万円	（ 14.3 ％）

アイケア分野の売上高の四半期別推移（単位：百万円）


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
H18/4Q
H19/1Q
H19/2Q
H19/3Q
ビジョンケア
ヘルスケア

ビジョンケア

・メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での厳しい価格競争により、国内全体の売上は前年同期に比べて微減となりました。

・メガネレンズの海外市場では、すべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大を進めて堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツを中心に市況の回復が見られ、成長が継続しました。

・その結果、部門全体で前年同期に比べて増収となりました。

ヘルスケア

・コンタクトレンズは、既存店の業績が好調であったことに加え、新規出店と、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、前年同期に比べて増収となりました。

・眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前年同期に比べて増収となりました。

			前年同期比増減率
（3）その他の事業	売上高：	212 百万円	（ △ 77.0 %）

・クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年3月1日付で人材派遣事業を売却したこともあり、ともに前年同期に比べて減収となりました。

2．当第3四半期の財政状態

			当第2四半期末比増減率
・総資産	：	423,478 百万円	（ 1.5 %）
・純資産	：	343,290 百万円	（ 6.4 %）
・自己資本比率	：	80.6 %	

・当第3四半期末では、当第2四半期末に比べて、現金及び預金は7,062百万円増加しましたが、流動資産の増加は275百万円となりました。固定資産は5,841百万円増加しましたので、総資産は当第2四半期末に比べて6,117百万円の増加となりました。負債合計は流動負債の減少により当第2四半期末に比べて14,484百万円減少しました。純資産は、利益剰余金の増加等により、343,290百万円となりました。純資産のうち、株主資本と評価・換算差額の合計の自己資本は341,387百万円となり、自己資本比率は80.6%となりました。

3．当第3四半期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ：	19,950 百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ：	△ 3,797 百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ：	△ 13,566 百万円
・現金及び現金同等物期末残高：	105,748 百万円

・当四半期は、税金等調整前四半期純利益25,106百万円と減価償却費9,528百万円を主体とした現金の増加、および法人税等の支払額8,774百万円を主体とした現金の減少により、営業キャッシュ・フローは19,950百万円となりました。投資活動によるキャッシュ・フローは、次期製品対応投資の支出があった一方で固定資産の売却による収入があり、3,797百万円の支出となりました。フリー・キャッシュ・フローは16,153百万円となり、配当金の支払いに12,932百万円を支出しました。その結果、現金及び現金同等物の期末残高は105,748百万円となり、当第2四半期末に比べて7,062百万円増加しました。

４．当第４四半期の連結業績予想

① 前年同期比較

（単位：百万円）

項目 ＼ 期別	当第４四半期予想 自 平成19年1月1日 至 平成19年3月31日	前第４四半期 自 平成18年1月1日 至 平成18年3月31日	増減率 （または額）
売上高	93,874	90,204	4.1%
営業利益	24,418	24,043	1.6%
経常利益	25,413	22,036	15.3%
四半期純利益	18,637	16,514	12.9%
１株当たり四半期純利益（円）	43.22	38.21	5.01

② 直前四半期（当第3四半期）比較

（単位：百万円）

項目 ＼ 期別	当第４四半期予想 自 平成19年1月1日 至 平成19年3月31日	当第３四半期 自 平成18年10月1日 至 平成18年12月31日	増減率 （または額）
売上高	93,874	98,929	-5.1%
営業利益	24,418	27,216	-10.3%
経常利益	25,413	25,148	1.1%
四半期純利益	18,637	19,963	-6.6%
１株当たり四半期純利益（円）	43.22	46.32	△ 3.10

（注） 予想1株当たり四半期純利益は、予想される期中平均株式数で予想四半期純利益を除して算出しております。

＜参考：通期（平成19年3月期）の業績予想＞

（単位：百万円）

項目 ＼ 期別	当期予想 自 平成18年4月1日 至 平成19年3月31日	前期 自 平成17年4月1日 至 平成18年3月31日	増減率 （または額）
売上高	384,500	344,228	11.7%
営業利益	107,000	101,095	5.8%
経常利益	101,400	103,637	-2.2%
当期純利益	83,000	75,620	9.8%
１株当たり当期純利益（円）	192.66	171.71	20.95

[業績予想に関する留意事項]

この資料に掲載されている平成19年3月期通期及び第4四半期の業績予想は、当社及び当社グループが現時点で入手可能な情報から得られた判断に基づいておりますが、リスクや不確実性を含んでおります。従いまして、これらの業績予想のみに全面的に依拠して投資判断を下すことはお控え下さるようにお願いいたします。実際の業績は、様々な要素により、これら業績予想とは大きく異なる結果となり得ることをご承知おき下さい。

実際の業績に影響を与えうる重要な要素には当社の事業を取り巻く経済情勢、市場の動向、為替レートの変動などが含まれます。

（2）四半期連結財務諸表等

1．四半期連結貸借対照表

（単位：百万円未満切捨）

科目	当第3四半期 平成18年12月31日現在		当第2四半期 平成18年9月30日現在		増減		前第3四半期 平成17年12月31日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（資産の部）								
Ⅰ．流動資産								
1．現金及び預金	105,748		98,685		7,062		74,458	
2．受取手形及び売掛金	93,673		91,179		2,494		83,759	
3．たな卸資産	47,861		45,432		2,429		41,700	
4．繰延税金資産	4,781		7,863		△ 3,082		6,249	
5．その他	6,151		14,792		△ 8,641		5,534	
6．貸倒引当金	△ 1,213		△ 1,224		11		△ 1,467	
流動資産合計	257,003	60.7	256,728	61.5	275	0.1	210,235	58.9
Ⅱ．固定資産								
1．有形固定資産								
(1) 建物及び構築物	31,716		30,611		1,105		28,895	
(2) 機械装置及び運搬具	74,759		73,328		1,431		58,181	
(3) 工具器具備品	12,451		12,103		348		10,645	
(4) 土地	9,066		8,867		199		8,948	
(5) 建設仮勘定	10,916		9,474		1,442		9,714	
有形固定資産合計	138,908	32.8	134,386	32.2	4,522	3.4	116,385	32.6
2．無形固定資産								
無形固定資産合計	5,952	1.4	5,851	1.4	101	1.7	7,266	2.0
3．投資その他の資産								
(1) 投資有価証券	14,085		12,955		1,130		14,813	
(2) 繰延税金資産	2,896		2,991		△ 95		3,293	
(3) その他	4,947		4,723		224		5,203	
(4) 貸倒引当金	△ 316		△ 274		△ 42		△ 306	
投資その他の資産合計	21,613	5.1	20,395	4.9	1,218	6.0	23,005	6.4
固定資産合計	166,474	39.3	160,633	38.5	5,841	3.6	146,657	41.1
Ⅲ．繰延資産								
繰延資産合計	－	－	－	－	－	－	74	0.0
資産合計	423,478	100.0	417,361	100.0	6,117	1.5	356,966	100.0

（単位：百万円未満切捨）

科目	当第３四半期 平成18年12月31日現在		当第２四半期 平成18年9月30日現在		増減		前第３四半期 平成17年12月31日現在	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
（負債の部）								
Ⅰ．流動負債								
1．支払手形及び買掛金	28,612		30,228		△ 1,616		28,174	
2．コマーシャル・ペーパー	5,997		7,497		△ 1,500		20,000	
3．未払法人税等	8,623		15,219		△ 6,596		10,256	
4．賞与引当金	2,248		4,134		△ 1,886		2,085	
5．その他	32,756		35,654		△ 2,898		33,317	
流動負債合計	78,238	18.5	92,734	22.2	△ 14,496	△ 15.6	93,834	26.3
Ⅱ．固定負債								
1．特別修繕引当金	778		662		116		757	
2．その他	1,170		1,274		△ 104		1,493	
固定負債合計	1,949	0.5	1,936	0.5	13	0.7	2,250	0.6
負債合計	80,187	19.0	94,671	22.7	△ 14,484	△ 15.3	96,085	26.9
（純資産の部）								
Ⅰ．株主資本								
1．資本金	6,264		6,264		－		－	
2．資本剰余金	15,898		15,898		－		－	
3．利益剰余金	304,051		297,696		6,355		－	
4．自己株式	△ 13,998		△ 15,521		1,523		－	
5．自己株式申込証拠金	45		16		29		－	
株主資本合計	312,261	73.7	304,353	72.9	7,908	2.6	－	－
Ⅱ．評価・換算差額等								
1．その他有価証券評価差額金	△ 36		△ 7		△ 29		－	
2．為替換算調整勘定	29,162		16,658		12,504		－	
評価・換算差額等合計	29,126	6.9	16,651	4.0	12,475	74.9	－	－
Ⅲ．新株予約権	66	0.0	－	－	66	－	－	－
Ⅳ．少数株主持分	1,836	0.4	1,685	0.4	151	9.0	－	－
純資産合計	343,290	81.0	322,690	77.3	20,600	6.4	－	－
負債及び純資産合計	423,478	100.0	417,361	100.0	6,117	1.5	－	－
（少数株主持分）								
少数株主持分	－	－	－	－	－	－	954	0.3
（資本の部）								
Ⅰ．資本金	－	－	－	－	－	－	6,264	1.8
Ⅱ．資本剰余金	－	－	－	－	－	－	15,898	4.5
Ⅲ．利益剰余金	－	－	－	－	－	－	303,597	85.0
Ⅳ．その他有価証券評価差額金	－	－	－	－	－	－	82	0.0
Ⅴ．為替換算調整勘定	－	－	－	－	－	－	4,812	1.3
Ⅵ．自己株式	－	－	－	－	－	－	△ 70,727	△ 19.8
資本合計	－	－	－	－	－	－	259,926	72.8
負債、少数株主持分及び資本合計	－	－	－	－	－	－	356,966	100.0

（注）

	当第3四半期	当第2四半期	前第3四半期
1．有形固定資産の減価償却累計額	213,543 百万円	196,198 百万円	176,548 百万円
2．保証債務	2,739 百万円	2,702 百万円	2,209 百万円
3．自己株式数	3,784,297 株	4,196,357 株	19,123,407 株

2．四半期連結損益計算書

HOYAグループ（3Q連結）

（単位：百万円）

科目	当第3四半期 自平成18年10月1日 至平成18年12月31日		前第3四半期 自平成17年10月1日 至平成17年12月31日		増減		当第2四半期 自平成18年7月1日 至平成18年9月30日	
	金額	百分比 (%)	金額	百分比 (%)	増減額	増減率 (%)	金額	百分比 (%)
Ⅰ．売上高	98,929	100.0	87,286	100.0	11,643	13.3	99,079	100.0
Ⅱ．売上原価	50,716	51.3	40,830	46.8	9,886	24.2	50,117	50.6
売上総利益	48,214	48.7	46,456	53.2	1,758	3.8	48,961	49.4
Ⅲ．販売費及び一般管理費	20,997	21.2	19,198	22.0	1,799	9.4	20,836	21.0
営業利益	27,216	27.5	27,257	31.2	△ 41	△ 0.2	28,126	28.4
Ⅳ．営業外収益	2,472	2.5	759	0.9	1,713	225.7	1,351	1.4
1．受取利息	567		482		85		777	
2．持分法による投資利益	894		110		784		－	
3．その他	1,011		167		844		574	
Ⅴ．営業外費用	4,540	4.6	855	1.0	3,685	431.0	3,776	3.9
1．支払利息	6		31		△ 25		2	
2．売上割引	207		177		30		186	
3．為替差損	3,085		288		2,797		2,692	
4．持分法による投資損失	－		－		－		293	
5．その他	1,242		358		884		603	
経常利益	25,148	25.4	27,162	31.1	△ 2,014	△ 7.4	25,700	25.9
Ⅵ．特別利益	340	0.3	319	0.3	21	6.6	9,987	10.1
1．固定資産売却益	17		15		2		9,540	
2．その他	322		305		17		447	
Ⅶ．特別損失	381	0.3	1,518	1.7	△ 1,137	△ 74.9	3,355	3.4
1．固定資産処分損	178		178		0		2,539	
2．退職加算金	119		383		△ 264		5	
3．環境整備費	10		47		△ 37		729	
4．減損損失	4		320		△ 316		67	
5．その他	69		591		△ 522		14	
税金等調整前四半期純利益	25,106	25.4	25,963	29.7	△ 857	△ 3.3	32,332	32.6
法人税、住民税及び事業税	2,181	2.2	4,422	5.1	△ 2,241	△ 50.7	11,015	11.1
法人税等調整額	2,905	2.9	1,388	1.6	1,517	109.3	△ 1,602	△ 1.6
少数株主利益	56	0.1	30	0.0	26	86.7	22	0.0
四半期純利益	19,963	20.2	20,120	23.1	△ 157	△ 0.8	22,899	23.1
1株当たり四半期純利益	46.32 円		46.20 円		0.12 円		53.16 円	
潜在株式調整後 1株当たり四半期純利益	46.14 円		46.01 円		0.13 円		52.96 円	

（注）

1．　在外連結子会社の売上高の換算に関する事項

(1) 当第3四半期の売上高・損益を、前年同期の為替レートで換算した場合の金額とその差額

科目	当四半期レートで換算	前年同期のレートで換算	差額
売上高	98,929 百万円	97,461 百万円	1,468 百万円
営業利益	27,216 百万円	25,847 百万円	1,369 百万円
経常利益	25,148 百万円	23,776 百万円	1,372 百万円
四半期純利益	19,963 百万円	18,724 百万円	1,239 百万円

(2) 主要通貨の換算レートと前年同期比変動率

主要通貨		当四半期為替レート	前年同期為替レート	変動率	当第2四半期為替レート
USドル	US$	117.76 円	117.83 円	0.1% （円高）	116.69 円
ユーロ	EURO	153.08 円	140.14 円	-9.2% （円安）	148.92 円
タイ・バーツ	BAHT	3.27 円	2.87 円	-13.9% （円安）	3.09 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　　（変動率が－の場合は円安）

2．　重要な後発事象

当社は、ペンタックス株式会社と平成19年10月1日をもって合併し、両社の経営を統合することで基本合意しましたので、平成18年12月21日に発表しました。詳細につきましては、巻末の「（5）HOYAとペンタックスの経営統合に向けた基本合意について」をご参照ください。

３．四半期連結株主資本等変動計算書

当第3四半期（自　平成18年10月1日　至　平成18年12月31日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年9月30日残高	6,264	15,898	297,696	△ 15,521	16	304,353
当四半期中の変動額						
剰余金の配当			△ 12,923			△ 12,923
四半期純利益			19,963			19,963
自己株式の取得				△ 3		△ 3
自己株式の処分			△ 686	1,527		840
その他					29	30
株主資本以外の項目の当四半期中の変動額（純額）						
当四半期中の変動額合計	－	－	6,354	1,523	29	7,907
平成18年12月31日残高	6,264	15,898	304,051	△ 13,998	45	312,261

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年9月30日残高	△ 7	16,658	16,651	－	1,685	322,690
当四半期中の変動額						
剰余金の配当						△ 12,923
四半期純利益						19,963
自己株式の取得						△ 3
自己株式の処分						840
その他						30
株主資本以外の項目の当四半期中の変動額（純額）	△ 29	12,504	12,474	66	150	12,692
当四半期中の変動額合計	△ 29	12,504	12,474	66	150	20,600
平成18年12月31日残高	△ 36	29,162	29,126	66	1,836	343,290

（注）

１．発行済株式数に関する事項

株式の種類	当第2四半期末	当四半期中の増加	当四半期中の減少	当第3四半期末
普通株式	435,017,020	－	－	435,017,020

単位：株

２．自己株式数に関する事項

株式の種類	当第2四半期末	当四半期中の増加	当四半期中の減少	当第3四半期末
普通株式	4,196,357	816	412,876	3,784,297

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　816 株

単元未満株式の買増請求による減少　76 株

ストックオプション行使による減少　412,800 株

4．四半期連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当第3四半期 自平成18年10月1日 至平成18年12月31日 金額	前第3四半期 自平成17年10月1日 至平成17年12月31日 金額	増減 金額	当第2四半期 自平成18年7月1日 至平成18年9月30日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	25,106	25,962	△ 856	32,332
減価償却費	9,528	7,103	2,425	8,512
減損損失	4	319	△ 315	67
貸倒引当金の増加額又は減少額（△）	△ 4	0	△ 4	△ 14
賞与引当金の増加額又は減少額（△）	△ 1,900	△ 1,995	95	1,834
特別修繕引当金の増加額又は減少額（△）	114	8	106	△ 155
受取利息及び受取配当金	△ 579	△ 482	△ 97	△ 789
支払利息	6	31	△ 25	2
為替差損又は為替差益（△）	553	△ 323	876	3,256
持分法による投資損失又は投資利益（△）	△ 894	△ 109	△ 785	293
固定資産売却益	△ 17	△ 14	△ 3	△ 9,539
固定資産処分損	178	177	1	2,538
投資有価証券評価損	—	—	—	7
その他	908	△ 262	1,170	696
売上債権の増加額（△）	△ 1,590	△ 5,719	4,129	△ 7,633
たな卸資産の増加額（△）	△ 571	△ 1,587	1,016	△ 199
その他流動資産の減少額又は増加額（△）	△ 542	△ 935	393	2,848
仕入債務の増加額	△ 2,207	264	△ 2,471	292
未払消費税等の増加額又は減少額（△）	△ 279	△ 234	△ 45	△ 709
その他流動負債の増加額又は減少額（△）	480	615	△ 135	915
小計	28,291	22,817	5,474	34,554
利息及び配当金の受取額	437	507	△ 70	798
利息の支払額	△ 4	△ 11	7	△ 2
法人税等の支払額	△ 8,774	△ 6,288	△ 2,486	△ 333
営業活動によるキャッシュ・フロー	19,950	17,024	2,926	35,017
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 12,899	△ 16,493	3,594	△ 14,153
有形固定資産の売却による収入	9,626	65	9,561	421
投資有価証券の取得による支出	—	△ 1,532	1,532	△ 84
貸付による支出	△ 73	△ 0	△ 73	△ 10
貸付金の回収による収入	5	33	△ 28	33
その他投資に関する支出	△ 505	△ 1,819	1,314	△ 998
その他投資に関する収入	48	28	20	49
投資活動によるキャッシュ・フロー	△ 3,797	△ 19,719	15,922	△ 14,741
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	△ 1,499	20,000	△ 21,499	△ 22,502
自己株式の取得による支出	△ 3	△ 64,006	64,003	△ 2
自己株式の売却による収入	869	618	251	250
親会社による配当金の支払額	△ 12,932	△ 13,377	445	—
少数株主への配当金の支払額	—	—	—	△ 2
財務活動によるキャッシュ・フロー	△ 13,566	△ 56,765	43,199	△ 22,256
Ⅳ 現金及び現金同等物に係る換算差額	4,476	2,614	1,862	216
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	7,062	△ 56,845	63,907	△ 1,764
Ⅵ 現金及び現金同等物期首残高	98,685	131,304	△ 32,619	100,449
Ⅶ 現金及び現金同等物期末残高	105,748	74,458	31,290	98,685

（注）
1．連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。
2、現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額は以下のとおりです：

（単位：百万円未満切捨）

	当第3四半期	前第3四半期	当第2四半期
現金及び預金勘定	105,748	74,458	98,685
現金及び現金同等物	105,748	74,458	98,685

５．四半期連結財務諸表作成の基本となる重要な事項

(1) 連結範囲及び持分法の適用に関する事項
・ 連結子会社数　６３社
　主要会社名　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　　４社（うち、持分法適用会社数　１社　＝　NHﾃｸﾉｸﾞﾗｽ株式会社）

(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a．前年同期末（平成17年12月末）との比較＝社数の増減はありません。
・新規設立により１社増加　・ HOYA LENS INDIA PRIVATE LIMITED（ｲﾝﾄﾞ）
・買収により２社増加　・ QSTREAMS NETWORKS, INC.（米国）
　　・ HOYA HILL OPTICS SA (PTY) LTD.（南ｱﾌﾘｶ）
・親会社への吸収合併により1社減少　・ HOYA ｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ(株)
・清算により１社減少　・ HOYA LENS MEXICO, SA.DE.CV.（ﾒｷｼｺ）
・子会社どうしの合併により1社減少　・ HOYA CRYSTAL, INC.（米国）
　　※HOYA CORPORATION USA（米国）に吸収合併
b．当第2四半期末（平成18年9月末）との比較＝１社減少
・子会社どうしの合併により1社減少　・ HOYA CRYSTAL, INC.（米国）
　　※HOYA CORPORATION USA（米国）に吸収合併
ロ．持分法適用会社　：
a．前年同期末（平成17年12月末）との比較
・該当事項はありません。
b．当第2四半期末（平成18年9月末）との比較
・該当事項はありません。

	当第3四半期 平成18年12月31日現在	前年同期 平成17年12月31日現在	増　減	当第2四半期 平成18年9月30日現在
連結子会社数	63 (国内5、海外58)	63 (国内6、海外57)	－ (国内-1、海外+1)	64 (国内5、海外59)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	6 (国内5、海外1)	-2 (国内-1、海外-1)	4 (国内4、海外-)
(うち持分法適用会社数)	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)	(1) (国内1、海外-)
合　計 (うち持分法適用会社数)	67社 (1社)	69社 (1社)	-2 (-)	68社 (1社)

②会計方針の変更：当第1四半期より、事業の種類別セグメント情報における事業区分を変更しております。

③会計基準の変更

会計基準の変更に伴い、当中間連結会計期間より、下記の指針を適用しております。

・「企業結合に係る会計基準」及び「事業分離等に関する会計基準」並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」を適用しております。
・「貸借対照表の純資産の部の表示に関する会計基準」及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」並びに「自己株式及び準備金の額の減少等に関する会計基準」及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」を適用しております。
・「役員賞与に関する会計基準」を適用しております。
・「ストック・オプション等に関する会計基準」及び「ストック・オプション等に関する会計基準等の適用指針」を適用しております。

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第3四半期（平成18年12月31日現在）			当第2四半期（平成18年9月30日現在）			前第3四半期（平成17年12月31日現在）		
(1)満期保有目的の債券	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
該当なし	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	1,692	1,629	△63	1,692	1,685	△7	1,692	1,870	177
②債券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社債	－	－	－	－	－	－	－	－	－
その他	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	1,692	1,629	△63	1,692	1,685	△7	1,692	1,870	177

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第3四半期（平成18年12月31日現在）	当第2四半期（平成18年9月30日現在）	前第3四半期（平成17年12月31日現在）
(1)満期保有目的の債券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
該当なし	－	－	－
(2)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	11,287	10,123	11,650
計	11,287	10,123	11,650
(3)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	902	882	1,016
②その他	265	264	276
計	1,168	1,146	1,292

3．デリバティブ取引の契約額、時価及び評価損益等

(1)　取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。

イ　ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ　ヘッジ手段とヘッジ対象

ヘッジ手段 為替予約

ヘッジ対象 外貨建借入金

(2)　取引の時価等に関する事項

ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

(1) 流動の部	当第３四半期 平成18年 12月31日現在	当第２四半期 平成18年 9月30日現在	前第３四半期 平成17年 12月31日現在
繰延税金資産			
たな卸資産未実現利益	2,441	1,965	2,049
賞与引当金否認額	851	1,544	801
未払事業税否認額	435	950	418
環境整備費否認額	3	1,701	1,414
工場閉鎖損失	－	404	－
その他	1,048	1,298	1,564
繰延税金資産　小計	4,781	7,863	6,249
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,614	1,738	1,938
減損損失否認額	621	619	877
固定資産処分損否認額	518	518	－
貸倒引当金損金算入限度超過額	111	111	109
その他	732	734	1,275
繰延税金資産　合計	3,598	3,723	4,201
繰延税金負債			
固定資産圧縮積立金	△ 315	△ 332	△ 415
特別償却準備金	△ 220	△ 233	△ 293
その他有価証券評価差額金	－	－	△ 33
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 702	△ 732	△ 907
繰延税金資産の純額	2,896	2,991	3,293

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第３四半期 自平成18年10月1日 至平成18年12月31日	前第３四半期 自平成17年10月1日 至平成17年12月31日	当第２四半期 自平成18年7月1日 至平成18年9月30日
連結財務諸表提出会社の法定実効税率	40.4 ％	40.4 ％	40.4 ％
（調　整）			
海外連結子会社の税率差異	△ 18.1	△ 18.0	△ 15.6
交際費等永久に損金に算入されない項目	0.4	0.3	0.4
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	－	0.0	0.0
受取配当金等連結消去に伴う影響額	－	0.0	0.0
持分法による投資損益	△ 0.4	△ 0.2	0.4
試験研究費等の特別税額控除	△ 1.4	△ 0.4	△ 0.3
その他	△ 0.7	0.2	3.7
税効果会計適用後の法人税等の負担率	20.3	22.4	29.1

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当第3四半期 自平成18年10月1日 至平成18年12月31日	前第3四半期 自平成17年10月1日 至平成17年12月31日	当第2四半期 自平成18年7月1日 至平成18年9月30日
退職加算金	119	383	5
退職給付費用	119	383	5

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

○ クリスタル部門における東京スタジオ（昭島工場内）等

場所	用途	種類
東京都昭島市等	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第3四半期 自平成18年10月1日 至平成18年12月31日	前第3四半期 自平成17年10月1日 至平成17年12月31日	当第2四半期 自平成18年7月1日 至平成18年9月30日
機械装置他	4	320	67
計	4	320	67

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5％で割り引いて算定しております。

（3）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円）

科目 ＼ 期別・セグメント	当第3四半期：自 平成18年10月1日 至 平成18年12月31日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	56,469	2,246	29,806	10,195	212	98,929	—	98,929
(2)セグメント間の内部売上高又は振替高	103	67	△ 2	0	694	863	(863)	—
計	56,573	2,313	29,804	10,195	906	99,792	(863)	98,929
営業費用	35,891	2,196	24,803	8,109	1,096	72,095	(381)	71,712
営業利益又は営業損失（△）	20,681	118	5,002	2,086	△ 190	27,696	(481)	27,216
営業利益率（%）	36.6%	5.1%	16.8%	20.5%	-21.0%	27.8%	—	27.5%
2．資産、減価償却費及び資本的支出等								
資産	267,415	7,683	110,728	21,368	2,448	409,643	13,834	423,478
減価償却費	7,413	32	1,749	300	11	9,508	19	9,528
減損損失	—	—	—	—	4	4	—	4
資本的支出	6,216	20	3,093	721	9	10,061	2	10,064
研究開発費	2,406	295	265	437	39	3,444	—	3,444
従業員数（名）	19,927	204	7,400	881	205	28,617	63	28,680

科目 ＼ 期別・セグメント	前第3四半期：自 平成17年10月1日 至 平成17年12月31日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1．売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	48,842	2,451	26,155	8,916	923	87,286	—	87,286
(2)セグメント間の内部売上高又は振替高	74	59	△ 3	△ 1	1,043	1,174	(1,174)	—
計	48,915	2,510	26,152	8,915	1,968	88,460	(1,174)	87,286
営業費用	29,471	2,209	20,433	7,040	1,513	60,666	(637)	60,029
営業利益又は営業損失(△)	19,444	302	5,719	1,876	453	27,793	(536)	27,257
営業利益率（%）	39.8%	12.0%	21.9%	21.0%	23.0%	31.4%	—	31.2%
2．資産、減価償却費及び資本的支出等								
資産	205,710	7,502	98,581	18,417	4,432	334,643	22,323	356,966
減価償却費	5,169	27	1,654	225	13	7,090	13	7,103
減損損失	—	—	—	—	320	320	—	320
資本的支出	11,386	88	2,508	796	296	15,077	—	15,077
研究開発費	2,109	263	671	256	2	3,302	—	3,302
従業員数（名）	15,949	188	6,847	713	305	24,002	50	24,052

＜参考＞ 前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
売上高 増減額								
(1)外部顧客に対する売上高増減額	7,627	△ 205	3,651	1,279	△ 711	11,643	—	11,643
外部売上高の増減率（%）	15.6%	-8.4%	14.0%	14.3%	-77.0%	13.3%	—	13.3%
(2)セグメント間売上高又は振替高増減額	29	8	1	1	△ 349	△ 311	311	—
計	7,658	△ 197	3,652	1,280	△ 1,062	11,332	311	11,643
営業費用増減額	6,420	△ 13	4,370	1,069	△ 417	11,429	256	11,683
営業損益額増減額	1,237	△ 184	△ 717	210	△ 643	△ 97	55	△ 41
営業損益の増減率（%）	6.4%	-60.9%	-12.5%	11.2%	—	-0.3%	—	-0.2%
営業利益率の増減（ポイント）	△ 3.2	△ 6.9	△ 5.1	△ 0.6	△ 44.0	△ 3.7	—	△ 3.7
資産 増減額	61,705	181	12,147	2,951	△ 1,984	75,000	△ 8,489	66,512
減価償却費 増減額	2,244	5	95	75	△ 2	2,418	6	2,425
減損損失 増減額	—	—	—	—	△ 316	△ 316	—	△ 316
資本的支出 増減額	△ 5,170	△ 68	585	△ 75	△ 287	△ 5,016	2	△ 5,013
研究開発費 増減額	297	32	△ 406	181	37	142	—	142
従業員数（名） 増減数	3,978	16	553	168	△ 100	4,615	13	4,628

（注）

1．事業区分の方法及び各区分に属する主要製品及び役務の名称

(1) 当期より、事業区分並びに主要製品及び役務につき下記のように変更いたします。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品、情報ｼｽﾃﾑ構築、業務請負

※ なお、前期の事業の種類別セグメント情報につきましては、期間比較の観点から、当期と同様の事業区分により実績を計算しなおして記載しております。

(2) 前期までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、レンズ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

(3) 前期までの事業区分による前第3四半期の事業の種類別セグメント情報は次のとおりであります。

期別	前第3四半期：自 平成17年10月1日　至 平成17年12月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　セグメント	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	48,842	2,451	26,155	8,916	443	480	87,286	—	87,286
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	74	59	△ 3	△ 1	10	1,033	1,174	(1,174)	—
計	48,915	2,510	26,152	8,915	454	1,514	88,460	(1,174)	87,286
営業費用	29,471	2,209	20,433	7,040	174	1,339	60,666	(637)	60,029
営業利益	19,444	302	5,719	1,876	278	175	27,793	(536)	27,257
営業利益率　(%)	39.8%	12.0%	21.9%	21.0%	61.2%	11.6%	31.4%	—	31.2%
2．資産、減価償却費及び資本的支出等									
資産	205,710	7,502	98,581	18,417	1,169	3,262	334,643	22,323	356,966
減価償却費	5,169	27	1,654	225	0	13	7,090	13	7,103
減損損失	—	—	—	—	320	—	320	—	320
資本的支出	11,386	88	2,508	796	293	3	15,077	—	15,077
研究開発費	2,109	263	671	256	2	—	3,302	—	3,302
従業員数（名）	15,949	188	6,847	713	93	212	24,002	50	24,052

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第3四半期　758 百万円、　前第3四半期　525 百万円
であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第3四半期　33,181 百万円、　前第3四半期　28,776 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円）

科目 ＼ 期別 / セグメント	当第３四半期：自平成18年10月１日　至平成18年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	68,434	9,279	13,417	7,799	98,929	－	98,929
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	6,691	74	150	41,204	48,118	(48,118)	－
計	75,125	9,354	13,567	49,002	147,047	(48,118)	98,929
営業費用	65,581	8,921	11,497	35,150	121,150	(49,438)	71,712
営業利益	9,543	432	2,069	13,852	25,897	1,319	27,216
営業利益率（％）	12.7%	4.6%	15.3%	28.3%	17.6%	－	27.5%
2．資産	175,142	13,879	81,580	211,728	482,330	(58,851)	423,478

科目 ＼ 期別 / セグメント	前第３四半期：自平成17年10月1日　至平成17年12月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	61,326	9,025	10,243	6,692	87,286	－	87,286
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	6,931	91	173	33,234	40,430	(40,430)	－
計	68,257	9,115	10,416	39,926	127,716	(40,430)	87,286
営業費用	58,675	8,503	8,849	26,293	102,320	(42,291)	60,029
営業利益	9,582	613	1,568	13,633	25,396	1,862	27,257
営業利益率（％）	14.0%	6.7%	15.1%	34.1%	19.9%	－	31.2%
2．資産	172,257	21,002	51,118	148,290	392,669	(35,703)	356,966

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高増減額							
(1)外部顧客に対する売上高増減額	7,108	254	3,174	1,107	11,643	－	11,643
外部売上高増減率（％）	11.6%	2.8%	31.0%	16.5%	13.3%	－	13.3%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	△ 240	△ 17	△ 23	7,970	7,688	(7,688)	－
計	6,868	239	3,151	9,076	19,331	(7,688)	11,643
営業費用増減額	6,906	418	2,648	8,857	18,830	(7,147)	11,683
営業利益額増減額	△ 39	△ 181	501	219	501	(543)	△ 41
営業利益額増減率（％）	-0.4%	-29.5%	32.0%	1.6%	2.0%	－	-0.2%
資産増減額	2,885	△ 7,123	30,462	63,438	89,661	△ 23,148	66,512

(注) 1．国又は地域の区分の方法及び各区分に属する主な国又は地域
(1)国又は地域の区分の方法・・・・・・地理的近接度によっており、当社グループ事業所の所在地別の区分であります。
(2)各区分に属する主な国又は地域・・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、中国、韓国、台湾等（オーストラリアを含む）

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当第３四半期　　658 百万円、
前第３四半期　　455 百万円、
であり、その主なものは、本社部門に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、
当第３四半期　30,956 百万円、
前第３四半期　69,332 百万円、
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

３．海外売上高

（単位：百万円）

科目＼セグメント　期別	当第３四半期 自　平成18年10月1日 至　平成18年12月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	11,139	13,957	29,754	1	54,851
連結売上高					98,929
連結売上高に占める海外売上高の割合（%）	11.2%	14.1%	30.1%	0.0%	55.4%
海外売上高における地域別の割合（%）	20.3%	25.4%	54.3%	0.0%	100.0%

科目＼セグメント　期別	前第３四半期 自　平成17年10月1日 至　平成17年12月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	10,025	10,747	23,502	2	44,275
連結売上高					87,286
連結売上高に占める海外売上高の割合（%）	11.5%	12.3%	26.9%	0.0%	50.7%
海外売上高における地域別の割合（%）	22.6%	24.3%	53.1%	0.0%	100.0%

＜参考＞　前年同期との増減比較は、次のとおりです：

科目＼セグメント	増　減				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高増減額	1,114	3,210	6,252	△１	10,576
連結売上高増減額					11,643
海外売上高増減率（%）	11.1%	29.9%	26.6%	－	23.9%

（注）１．海外売上高は、当社および連結子会社の本邦以外の国又は地域における売上高であります。

２．国又は地域の区分の方法及び各区分に属する主な国又は地域
(1)国又は地域の区分の方法・・・・・・・　地理的近接度によっており、顧客の所在地別の区分であります。
(2)各区分に属する主な国又は地域・・・・　北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、韓国、台湾等（オーストラリアを含む）
その他の地域：サウジアラビア、ブラジル等

（４）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円）

期別 / 分野・事業別	当第３四半期 自 平成18年10月 1日 至 平成18年12月31日		前第３四半期 自 平成17年10月 1日 至 平成17年12月31日		増　減		当第２四半期 自 平成18年7月1日 至 平成18年9月30日	
	金額	構成比％	金額	構成比％	金額	増減率％	金額	構成比％
国　内	24,410	43.2	23,393	47.9	1,017	4.3	24,536	42.9
海　外	32,059	56.8	25,449	52.1	6,610	26.0	32,597	57.1
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	56,469	57.1	48,842	56.0	7,627	15.6	57,134	57.7
国　内	1,050	46.7	1,400	57.1	△ 350	△ 25.0	1,416	63.7
海　外	1,196	53.3	1,051	42.9	145	13.8	806	36.3
ホトニクス	2,246	2.3	2,451	2.8	△ 205	△ 8.4	2,223	2.2
国　内	25,460	43.4	24,792	48.3	668	2.7	25,953	43.7
海　外	33,255	56.6	26,500	51.7	6,755	25.5	33,404	56.3
情報・通信	58,716	59.4	51,293	58.8	7,423	14.5	59,357	59.9
国　内	8,577	28.8	8,811	33.7	△ 234	△ 2.7	9,365	32.3
海　外	21,229	71.2	17,344	66.3	3,885	22.4	19,620	67.7
ビジョンケア	29,806	30.1	26,155	30.0	3,651	14.0	28,985	29.3
国　内	9,835	96.5	8,565	96.1	1,270	14.8	10,131	97.2
海　外	360	3.5	350	3.9	10	2.9	292	2.8
ヘルスケア	10,195	10.3	8,916	10.2	1,279	14.3	10,423	10.5
国　内	18,412	46.0	17,377	49.5	1,035	6.0	19,496	49.5
海　外	21,589	54.0	17,693	50.5	3,896	22.0	19,912	50.5
アイケア	40,001	40.4	35,070	40.2	4,931	14.1	39,408	39.8
国　内	205	96.7	842	91.2	△ 637	△ 75.7	274	87.3
海　外	7	3.3	81	8.8	△ 74	△ 91.4	40	12.7
その他	212	0.2	923	1.0	△ 711	△ 77.0	314	0.3
国　内	44,078	44.6	43,011	49.3	1,067	2.5	45,723	46.1
海　外	54,851	55.4	44,275	50.7	10,576	23.9	53,356	53.9
合　計	98,929	100.0	87,286	100.0	11,643	13.3	99,079	100.0

（注）
従来、個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当期より「その他」として合わせて表示することとしました。

（５）ＨＯＹＡとペンタックスの経営統合に向けた基本合意について

－平成 18 年 12 月 21 日発表のプレスリリース（東京証券取引所開示書類）原文－

平成 18 年 12 月 21 日

各　　位

会 社 名　HOYA 株式会社
代表者名　代表執行役最高経営責任者　鈴木　洋
（東証・コード 7741）
問い合わせ先　IR・広報グループマネジャー
役職・氏名　伊藤　直司
電話　03－3952－1160

会 社 名　ペンタックス株式会社
代表者名　代表取締役社長　浦野　文男
（東証・コード 7750）
問い合わせ先　IR・広報部長
役職・氏名　岡村　次郎
電話　03－3960－2698

HOYA とペンタックスの経営統合に向けた基本合意について

本日、HOYA 株式会社（以下「HOYA」）とペンタックス株式会社（以下「ペンタックス」）は、平成 19 年 10 月 1 日をもって合併し、両社の経営を統合することで基本合意いたしましたのでお知らせします。統合後の新会社は社名を HOYA ペンタックス H D（エイチディー）株式会社（英文名　HOYA PENTAX HD Corporation）とし、戦略本社機能を担うコーポレート部門のもとに、HOYA、ペンタックスの各事業を分野ごとに再編してまいります。HOYA とペンタックスは最良のパートナーとして、互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略分野に経営資源を重点的に配分しうる体制を早急に整え、事業の成長を加速してまいります。

1.　経営統合の目的

HOYA とペンタックスは、対等の精神の下に、両社の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と成長の加速を通じて、顧客価値、株主価値の創出を目指してまいります。

統合後の新会社は、光学、映像、材料を共通の技術基盤として、ライフケア、オプティクス、情報エレクトロニクス、アイケア、イメージングシステムの事業分野を中心に事業ポートフォリオの最適化を図ってまいります。そして、情報エレクトロニクス分野とアイケア分野の安定した収益力を投入することにより、ライフケア分野の戦略的成長を目指すとともに、オプティクス分野の垂直統合によって事業構造を質的に転換し、競争力のさらなる強化を実現いたします。
それぞれの分野に関する基本的な方針は以下のとおりです。

- ライフケア分野（内視鏡、メディカルアクセサリー、ニューセラミックス、眼内レンズ）： 戦略的成長分野と位置づけ、今後需要の高まる低侵襲医療領域を追求してまいります。内視鏡による低侵襲診断、腹腔鏡手術器具や内視鏡用処置具による低侵襲治療といった、診断から処置までの一貫した展開を図るとともに、ニューセラミックス、眼内レンズなどの生体機能置換製品の市場をグローバルに開拓することを主軸とします。研究開発投資、M&Aを通じた製品開発力の向上と、国内外の営業・マーケティング体制の拡充により成長を加速させ、事業規模の倍増を目指します。
- オプティクス分野（光学ガラス・レンズ、デジタルカメラモジュール、微小レンズなど）： 設計から材料、レンズ、加工、モジュールまでの垂直統合により、コスト競争力を高めると同時に技術開発力を質的に転換し、強化いたします。また、HOYAとペンタックスの製造拠点、顧客基盤を相互利用することにより、成長著しいアジア新興勢力を含めた今後の業界の構造変化に対応しうる競争力を確保し、持続的成長を果たす所存です。
- 情報エレクトロニクス分野（マスクブランクス、ガラス磁気ディスクなど）： 世界トップシェアの事業であり、統合後の新会社の収益力の中心事業として競争力の強化と事業成長を図ります。
- アイケア分野（メガネレンズ、コンタクトレンズ）： 安定的成長が期待できる事業であり、統合後の新会社のもう一つの中心事業として、競争力の強化と事業成長を図ります。
- イメージングシステム分野（デジタルカメラ、双眼鏡など）： 高付加価値かつユニークな技術による製品で差別化を図ることで、競争力を発揮できる分野に特化して、事業価値を高めてまいります。また、新しい光学機器システム技術を生み出す母体と位置づけ、ライフケア分野、セキュリティ分野などにも水平展開を図る所存です。
- 新規分野、その他の分野（ビジネスシステム・測量機器など）においても、将来的に収益力の強化および成長が見込まれる事業には積極的に投資を行う一方、選択と集中による事業の効率化と経営資源の有効活用を目指します。

2. 基本合意に至る経緯

HOYA は光学ガラスを出発点に、光学材料と精密加工技術を活かして事業領域を拡大してまいりました。積極的な技術革新によりグローバルにニッチな市場を創造し、トップの地位を確立することで高収益を実現しております。情報エレクトロニクス分野では半導体関連のマスクブランクスやHDD 用ガラス磁気ディスク基板において世界でトップシェアを誇り、光学ガラス・レンズなどで世界のトップメーカーの一角をなしています。またアイケア分野でもメガネレンズなどでトップメーカーの一角を担っています。新たな事業領域の開拓にも積極的に取り組んでおり、中長期的には医療関連分野を更なる成長の中核と位置づけ、白内障治療に用いられる眼内レンズのグローバル展開に着手しております。

ペンタックスは、長年蓄積されたカメラ、レンズの開発から製造までのノウハウを活かし、その光学技術をコアとして、光学設計や画像処理などの技術を多様な製品分野へ応用することにより、光学・精密機器分野において技術力に裏打ちされた事業展開を進めてまいりました。ライフケア事業においては、内視鏡分野で早期から海外での展開を進め、グローバルな地位を確立しているほか、メディカルアクセサリー、骨補填材として用いられるニューセラミックスなどといった多様な製品を展

開しております。オプティカルコンポーネント事業においては、デジタルカメラモジュール及びDVD/CD互換回折ピックアップレンズなどの高度な光学技術を軸に競争力を発揮しているほか、イメージングシステム事業においてもデジタルカメラで世界的なブランド力を誇っています。中長期的にはライフケア事業を成長戦略の中心に据え、事業の成長と拡大に向けてM&A、アライアンス、研究開発に積極的投資を行うなど、意欲的展開を通じて収益力の強化を進めております。

HOYAとペンタックスは光学技術の医療分野への応用において、内視鏡による診断、低侵襲治療およびニューセラミックス、眼内レンズなどの生体機能置換製品といった高度な医療製品を展開してまいりました。この分野においては市場が世界の広範な地域に拡大しつつあり、大きな成長が見込まれる一方で、競争がグローバル化していることから、将来にわたって成長を遂げるためには、製品開発およびM&Aを通じて技術面における優位性を確立するとともに、グローバルなマーケティング体制を構築することが喫緊の課題であるとの認識を深めてまいりました。

また、カメラのデジタル化以降、光学機器、関連部材の産業構造は大きく変化を遂げております。光学材料と光学機器の分野においては、アジア勢が強力な競争相手として著しい成長を見せており、その価格攻勢および高付加価値化は今後も続くものと見込まれます。さらに、デジタルカメラ分野では、従来の光学メーカーに加えて家電メーカーが参入するなど、競争は激化の一途をたどっています。このような環境の中で継続的な成長を遂げるためには、さらなる原価低減によるコスト競争力の強化に加え、技術を軸として付加価値を高めることで徹底した差別化を図ることが必要であり、そのためには事業構造の質的な転換が不可欠であると考えられます。

こうした認識のもと、HOYAとペンタックスは最良のパートナーとして各分野における互いの強みを組み合わせ、強固な事業構造を構築するとともに、戦略領域に経営資源を重点的に配分しうる体制を早急に整えることにより、事業の成長を加速するべきであると考え、今回の基本合意に至りました。

3. 統合形態

HOYAとペンタックスは、HOYAを存続会社として合併します。

4. 統合時期

合併期日は、平成19年10月1日を予定しております。

5. 商号

統合後の新会社名はHOYAペンタックスＨＤ（エイチディー）株式会社とし、英文名称はHOYA PENTAX HD Corporationとする予定です。

6. 組織・体制

(1) コーポレートガバナンス体制

統合後の新会社は委員会設置会社として、強固なコーポレートガバナンス体制を整えてまいります。取締役会は10名の取締役によって構成し、社外取締役5名、社内取締役5名（HOYA3名、ペンタックス2名の予定）とすることで、経営の透明性を確保いたします。

統合後の新会社の取締役会会長には浦野文男（現ペンタックス代表取締役社長）、代表執行役最高経営責任者には鈴木洋（現HOYA代表執行役最高経営責任者）が就任する予定です。

(2) 組織

統合後の新会社の組織体制は、「小さな本社と権限委譲された事業部門」を基本とし、適切な経過措置を経て、戦略本社機能を担うコーポレート部門と各事業分野に再編いたします。主な事業分野についての現時点における再編の方針は以下のとおりです。なお、統合後の新会社においては、事業分野ごとにHOYA、ペンタックスそれぞれのブランドを活かしてまいります。

- ライフケア分野: HOYAのメディカル事業と、ペンタックスのライフケア事業を統合
- オプティクス分野: HOYAのオプティクス事業と、ペンタックスのオプティカルコンポーネント事業を統合
- 情報エレクトロニクス分野: HOYAのエレクトロオプティクス分野よりオプティクス事業を分離
- アイケア分野: HOYAのアイケア分野よりメディカル事業を分離
- イメージングシステム分野: ペンタックスのイメージングシステム事業を維持
- その他の分野: HOYA、ペンタックスそれぞれの事業を維持
- 研究開発部門: HOYAのR&Dセンターとペンタックスの研究開発本部をコーポレート部門として統一

7. 合併比率

ペンタックスの株主にはペンタックスの普通株式1株につきHOYAの普通株式0.158株が割り当てられます。

合併比率については、公平性を期すため第三者機関のフィナンシャル・アドバイザーとしてHOYAはUBS証券会社に、ペンタックスはモルガン・スタンレー証券株式会社にそれぞれ合併比率の算定を依頼し、その算定結果を参考にHOYA、ペンタックスで協議し決定したものです。両ファイナンシャル・アドバイザーはそれぞれ市場株価分析、DCF（ディスカウンテッド・キャッシュフロー）分析、類似企業比較分析等を用いてHOYA、ペンタックスの企業価値・株式価値を算定しました。これら

の分析に基づき、HOYA 及びペンタックスは、UBS 証券会社及びモルガン・スタンレー証券株式会社より、それぞれ本合併比率が財務的見地より妥当である旨の意見書を取得しております。

また、UBS 証券会社及びモルガン・スタンレー証券株式会社は、HOYA またはペンタックスの関連当事者に該当しません。

なお、上記合併比率は、算定の基礎となる諸条件に重要な変更が生じた場合には、変更することがあります。

8.　今後の日程

HOYA とペンタックスは、平成 19 年 4 月上旬の最終契約の締結に向けて引き続き協議を進めてまいります。今後の日程は、以下を予定しております。ただし、今後、手続きを進める中で、やむを得ない状況が生じた場合は、両社協議の上、日程又は統合形態の変更により、両社の経営統合の実現を目指します。

(1)　平成 19 年 4 月上旬：最終契約の調印
(2)　平成 19 年 6 月中旬：HOYA の定時株主総会において合併に伴う定款変更、取締役選任に関する議案を付議
(3)　平成 19 年 6 月下旬：ペンタックスの定時株主総会において合併契約承認に係る議案を付議
(4)　平成 19 年 10 月 1 日：合併期日（合併の効力発生日）
(5)　株券交付日：未定

なお、本合併は、会社法第 796 条第 3 項の規定により、HOYA においては合併契約に関する株主総会の承認を得ることなく行う予定です。

9.　経営統合・合併推進体制

HOYA とペンタックスは、統合後の新会社における経営および業務の統合を迅速かつ円滑に推進するため、ペンタックスの浦野文男代表取締役社長、HOYA の鈴木洋代表執行役最高経営責任者を共同委員長とする統合準備委員会を設置いたします。人事制度などの諸制度については、同委員会において、両社それぞれの優れたものを持ち寄り、新しい制度を共同で創り出すという精神のもと、十分に協議を行った上で統合いたします。

10. 会計処理の概要

合併に伴う会計処理の概要については、確定次第お知らせする予定です。のれんにつきましても、その発生見込み、発生した場合における金額及び償却年数等、現時点において確定しておりませんので、確定次第お知らせする予定です。

11. 合併による業績への影響の見通しについて

統合後の新会社は、経営統合を通じて各事業の競争力をさらに高め、HOYA のこれまでの企業価値の成長スピードを今後も持続することを目指します。

12. その他

統合後の新会社は、HOYA の上場取引所である東京証券取引所市場第一部への上場を継続する予定といたしております。新会社の本社所在地、総資産、資本金、合併による発行予定株式数、ペンタックス発行の新株予約権および新株予約権付社債の処理などについては、確定次第お知らせする予定です。

13. 合併当事会社の概要（平成18年9月30日現在、単独ベース）

(1)	商号	HOYA株式会社(合併会社)	ペンタックス株式会社(被合併会社)
(2)	事業内容	エレクトロオプティクス、ビジョンケア、ヘルスケア各製品の製造および販売等	ライフケア、イメージングシステム、オプティカルコンポーネント各製品の製造および販売等
(3)	設立年月日	昭和19年8月23日	昭和13年12月17日
(4)	本店所在地	東京都新宿区中落合二丁目7番5号	東京都板橋区前野町二丁目36番9号
(5)	代表者の役職・氏名	代表執行役 最高経営責任者 鈴木 洋	代表取締役社長 浦野 文男
(6)	資本金	6,264百万円	7,510百万円
(7)	発行済株式総数	435,017,020株	127,697,952株
(8)	純資産	102,330百万円	40,088百万円
(9)	総資産	236,504百万円	119,570百万円
(10)	決算期	3月31日	3月31日
(11)	従業員数	3,338名 (参考:連結27,974名)	1,336名 (参考:連結5,651名)
(12)	主要取引先	大日本印刷株式会社 ソニー株式会社 その他	カシオ計算機株式会社 三洋電機株式会社 その他
(13)	大株主及び持株比率	日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口) 7.23% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口) 5.35% ｻﾞ ﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ ｴﾇ ｴｲ ﾛﾝﾄﾞﾝ 3.54% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 3.36% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 505103 3.17% 第一生命保険相互会社 2.65% 日本生命保険相互会社 2.29% 山中 衛 2.07% ｻﾞﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ 385036 1.96% ｻﾞﾁｪｰｽ ﾏﾝﾊｯﾀﾝ ﾊﾞﾝｸ ｴﾇ ｴｲ ﾛﾝﾄﾞﾝ ｴｽ ｴﾙ ｵﾑﾆﾊﾞｽ ｱｶｳﾝﾄ 1.78%	ｴｲﾁｴｽﾋﾞｰｼｰ ﾌｧﾝﾄﾞ ｻｰﾋﾞｼｲｽﾞ ｽﾊﾟｰｸｽ ｱｾｯﾄ ﾏﾈｼﾞﾒﾝﾄ ｺｰﾎﾟﾚｲﾃｯﾄﾞ 11.44% 日本ﾄﾗｽﾃｨ・ｻｰﾋﾞｽ信託銀行株式会社(信託口) 8.66% 日本ﾏｽﾀｰﾄﾗｽﾄ信託銀行株式会社(信託口) 5.15% 株式会社みずほｺｰﾎﾟﾚｰﾄ銀行 4.77% みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理ｻｰﾋﾞｽ信託 3.91% ｽﾃｰﾄ ｽﾄﾘｰﾄ ﾊﾞﾝｸ ｱﾝﾄﾞ ﾄﾗｽﾄ ｶﾝﾊﾟﾆｰ 3.76% 株式会社りそな銀行 2.42% 朝日生命保険相互会社 2.42% 株式会社足利銀行 2.19% 日本生命保険相互会社 2.16%

(14) 主要取引銀行	株式会社三菱東京UFJ銀行 株式会社みずほコーポレート銀行		株式会社みずほコーポレート銀行 株式会社りそな銀行 株式会社三菱東京UFJ銀行
(15) 当事会社間の関係等	資本関係	該当事項はありません。	
	人的関係	該当事項はありません。	
	取引関係	一部製品で取引があります。	
	関連当事者への該当状況	該当事項はありません。	

(16) 最近3年間の業績（単独ベース）

	HOYA株式会社（合併会社）			ペンタックス株式会社（被合併会社）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高（百万円）	183,771	224,608	248,195	104,665	98,057	108,312
営業利益（百万円）	28,341	35,131	29,746	5,728	2,647	2,001
経常利益（百万円）	33,610	46,536	44,788	4,632	2,736	3,976
当期純利益（百万円）	15,558	24,967	22,062	2,012	2,499	830
1株当たり当期純利益(円)	34.56	56.38	50.14	15.59	19.84	6.71
1株当たり配当金(円)	25.00	37.50	60.00	3.00	4.50	6.00
1株当たり純資産(円)	322.68	357.59	222.01	285.40	302.02	320.24

(17) 最近3年間の業績(連結ベース)

	HOYA株式会社（合併会社）			ペンタックス株式会社（被合併会社）		
決算期	平成16年3月期	平成17年3月期	平成18年3月期	平成16年3月期	平成17年3月期	平成18年3月期
売上高（百万円）	271,443	308,172	344,228	134,493	133,558	142,211
営業利益（百万円）	68,166	84,920	101,095	6,937	3,586	2,985
経常利益（百万円）	66,554	89,525	103,637	5,375	3,396	3,260
当期純利益（百万円）	39,548	64,135	75,620	3,089	3,526	805
1株当たり当期純利益(円)	87.74	144.71	171.71	24.37	28.23	6.50
1株当たり純資産(円)	491.90	623.59	648.87	254.97	280.48	305.79

(注)：HOYA株式会社の1株当たり当期純利益、1株当たり配当金および1株当たり純資産につきましては、平成17年11月15日付で実施しました同社普通株式1株につき4株の割合による株式の分割を反映し遡及修正して表示しております。

以上

平成19年4月10日

各　位

会 社 名 HOYA株式会社
代表者名　代表執行役最高経営責任者 鈴木 洋
(コード 7741 東証一部)
問い合わせ先　IR・広報グループマネジャー
伊藤 直司
電話 03－3952－1160

ペンタックス株式会社との経営統合について

当社とペンタックス株式会社(以下「ペンタックス」といいます)は、平成18年12月21日に開示いたしました、「HOYAとペンタックスの経営統合に向けた基本合意について」に基づき、経営統合の手段として合併に関する協議を継続してまいりました。しかしながら、ペンタックスの一部株主の状況および第三者との契約関係の状況等を考慮して、合併という形で両社の経営統合を実現することは実務上困難と考えるに至りました。
そこで、基本合意書に基づき、4月6日に取締役全員の賛同を得た上で、両社を統合する代替的方法として、ペンタックスに対し、合併に代わり、株式の公開買い付け(TOB)という形につき協議を行いたい旨の申し入れを4月7日にいたしました。これにつきまして、ご回答をお待ちしているところです。

本日開催の当社臨時取締役会において、ペンタックスとの上記の背景を踏まえて、経営統合についての決議をする予定でしたが、ペンタックスから、「社内事情及び社外事情から合併は断念するが、広い意味での経営統合については今後とも検討を進める」旨の文書をいただきましたので、当社としましては、先方のご真意につきまして確認をしているところです。なお、当社は、本日現在、本件合併の断念という決議は行っておりません。最終的な経営統合に向けて検討を続けてまいります。

以 上

HOYA

平成19年4月23日

平成19年3月期決算短信
（連結・個別）

自 平成18年4月 1日
至 平成19年3月31日

目　　次：

サマリー情報（連結・個別）…… 1
1．経営成績
（1）経営成績に関する分析 …… 3
（2）財政状態に関する分析 …… 7
（3）利益配分に関する基本方針及び当期の配当 …… 7
2．企業集団の状況 …… 8
3．経営方針 …… 11
4．連結財務諸表
（1）連結貸借対照表 …… 12
（2）連結損益計算書 …… 14
（3）連結株主資本等変動計算書 …… 15
（4）連結キャッシュ・フロー計算書 …… 16
（5）連結財務諸表作成のための基本となる重要な事項及びその変更…… 17
（6）連結財務諸表に関する注記事項
［有価証券及びﾃﾞﾘﾊﾞﾃｨﾌﾞ取引に係る注記］ …… 18
［税効果会計に係る注記］…… 19
［退職給付に係る注記］［固定資産の減損に係る注記］…… 20
［1株当たり情報］［重要な後発事象］…… 21
（7）セグメント情報
1．事業の種類別セグメント情報 …… 22
2．所在地別セグメント情報 …… 24
3．海外売上高 …… 25
（8）販売の状況（連結部門別売上高明細表） …… 26
5．個別財務諸表
（1）貸借対照表 …… 27
（2）損益計算書 …… 30
（3）株主資本等変動計算書 …… 31
（4）個別財務諸表に関する注記事項
［税効果会計に係る注記］…… 32
（5）販売の状況（部門別売上高明細表） …… 33

HOYA株式会社

HOYA

平成19年3月期　決算短信

平成19年4月23日

上場会社名　ＨＯＹＡ株式会社　　上場取引所　東証一部
コード番号　7741　　（ＵＲＬ　http://www.hoya.co.jp)
代表者　代表執行役ＣＥＯ　鈴木　洋
問合せ先責任者　ＣＦＯ　江間　賢二　　ＴＥＬ（03）3952-1160

定時株主総会開催予定日　平成19年6月19日　　配当支払開始予定日　平成19年6月4日
有価証券報告書提出予定日　平成19年6月19日

（注）記載金額は百万円未満を切り捨てて表示しております。

1．平成19年3月期の連結業績（平成18年4月1日～平成19年3月31日）

(1)連結経営成績　　（％表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益	
	百万円	％	百万円	％	百万円	％	百万円	％
19年3月期	390,093	13.3	107,213	6.1	102,909	△ 0.7	83,391	10.3
18年3月期	344,228	11.7	101,095	19.0	103,637	15.8	75,620	17.9

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	自己資本当期純利益率	総資産経常利益率	売上高営業利益率
	円	円	％	％	％
19年3月期	193.50	192.78	25.9	25.4	27.5
18年3月期	171.71	171.08	27.1	29.1	29.4

（参考）持分法投資損益 19年3月期　642 百万円　18年3月期　1,285 百万円

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	％	円
19年3月期	447,644	367,145	81.6	845.98
18年3月期	361,537	279,480	77.3	648.87

（参考）自己資本　19年3月期　365,102 百万円　18年3月期　279,480 百万円

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期	98,793	△ 46,652	△ 23,891	120,621
18年3月期	105,855	△ 52,012	△ 85,787	83,574

2．配当の状況

	1株当たり配当金			配当金総額（年間）	配当性向（連結）	純資産配当率（連結）
（基準日）	中間期末	期末	年間			
	円	円	円	百万円	％	％
18年3月期	30.0	30.0	60.0	26,292	34.9	9.4
19年3月期	30.0	35.0	65.0	28,027	33.6	8.7

（注）当社は、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、18年3月期の中間配当金につきましては、実際の支払い金額は1株当たり120円でしたが、期間比較のために1対4の株式分割の割合に合わせて遡及修正し、30円と表示しております。

3．平成20年3月期の連結業績予想（平成19年4月1日～平成20年3月31日）

当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券ｱﾅﾘｽﾄをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、第1四半期（4月1日より6月30日まで）の決算発表時（7月）に中間期の連結業績予想を、また、第３四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に通期の連結業績予想を公表する予定であります。

4．その他

(1)期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動） 有

前期比 新規6社（社名 HOYA LENS INDIA PRIVATE LIMITED、HOYA HILL OPTICS SA (PTY) LTD.他）、除外1社（社名 HOYA CRYSTAL, INC.）

（注） 詳細は、17ページ「（5）連結財務諸表作成のための基本となる重要な事項及びその変更」をご覧ください。

(2)連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更 有

① 会計基準等の改正に伴う変更 有

② ①以外の変更 無

（注） 詳細は、17ページ「（5）連結財務諸表作成のための基本となる重要な事項及びその変更」をご覧ください。

(3)発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む） 19年3月期 435,017,020 株 18年3月期 435,017,020 株

② 期末自己株式数 19年3月期 3,447,681 株 18年3月期 4,401,607 株

（注） 1株当たり当期純利益（連結）の算定の基礎となる株式数については、21ページ「1株当たり情報」をご覧ください。

（参考）個別業績の概要

平成19年3月期の個別業績（平成18年4月1日～平成19年3月31日）

(1)個別経営成績 （％表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益	
	百万円	％	百万円	％	百万円	％	百万円	％
19年3月期	274,961	10.8	28,459	△ 4.3	38,996	△ 12.9	29,750	34.8
18年3月期	248,195	10.5	29,746	△ 15.3	44,788	△ 3.8	22,062	△ 11.6

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益
	円	円
19年3月期	69.03	68.77
18年3月期	50.14	49.96

(2)個別財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	％	円
19年3月期	227,029	99,803	43.9	230.87
18年3月期	219,063	95,598	43.6	222.01

（参考） 自己資本 19年3月期 99,636 百万円 18年3月期 95,598 百万円

※1．本資料は、当社の評価を行なうための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いします。投資の結果等に対する責任は負いかねますのでご了承ください。

※2．当社は、平成17年11月15日付をもって当社普通株式1株につき4株の割合による株式の分割を行ないました。そのため、前連結会計年度に係る1株当たり情報（1株当たり当期純利益、潜在株式調整後1株当たり当期純利益および1株当たり純資産）は、当該株式分割が前期首に行なわれたものとして遡及修正を行なって表示しております。

1．経営成績

(1) 経営成績に関する分析

①全般の状況

			前期比増減率または金額
・売上高	:	390,093 百万円	(13.3 %)
・営業利益	:	107,213 百万円	(6.1 %)
・経常利益	:	102,909 百万円	(△ 0.7 %)
・当期純利益	:	83,391 百万円	(10.3 %)
・1株当たり当期純利益	:	193.50 円	(21.79 円)

・当連結会計年度の経済状況は、大企業・製造業の設備投資拡大が中小企業および非製造業にも波及し、景気の拡大基調が続きました。また、為替相場で主要通貨全体に対して円安基調が続いたことも追い風になりました。企業業績の改善が雇用の増加と家計の所得増につながり、消費を増やし、それが企業の設備投資を再び押し上げるといった好循環が強まってまいりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し増収となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。

・その結果、当連結会計年度は売上高、営業利益および当期純利益は前連結会計年度に比べて増加し、いずれも過去最高を更新しました。経常利益は、親子会社間の資金の貸借の関係で為替換算の影響があり、前連結会計年度に比べて微減となりました。


売上高の年間推移と平均為替ﾚｰﾄ
(百万円)
(円/USﾄﾞﾙ・ﾕｰﾛ)
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
125.89
121.20
112.76
107.60
113.93
116.96
110.98
121.48
132.65
135.73
138.13
150.95
235,265
246,293
271,443
308,172
344,228
390,093
H14/3
H15/3
H16/3
H17/3
H18/3
H19/3
売上高
平均為替ﾚｰﾄ (USﾄﾞﾙ)
平均為替ﾚｰﾄ (ﾕｰﾛ)

部門別売上高構成比の年間推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H14/3
H15/3
H16/3
H17/3
H18/3
H19/3
エレクトロオプティクス
ホトニクス
ビジョンケア
ヘルスケア
その他

(百万円)

利益状況の年間推移


120,000
100,000
80,000
60,000
40,000
20,000
0
43,897
45,774
23,740
52,982
50,874
20,037
68,166
66,554
39,548
84,920
89,525
64,135
101,095
103,637
75,620
107,213
102,909
83,391
H14/3
H15/3
H16/3
H17/3
H18/3
H19/3
営業利益
経常利益
当期純利益

②部門別の状況

				前期比増減率
1）情報・通信分野	当期売上高	：	228,344 百万円	（ 13.8 %）
○エレクトロオプティクス	当期売上高	：	219,252 百万円	（ 15.1 %）


(百万円)
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ部門の売上高推移
250,000
200,000
150,000
100,000
50,000
0
101,496
111,460
135,071
165,664
190,551
219,252
H14/3
H15/3
H16/3
H17/3
H18/3
H19/3

・半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前連結会計年度に比べて増収となりました。

・半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前連結会計年度に比べて増収となりました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況となりました。また昨年はパネルメーカーの新規ライン需要が特別に大きかったこともあり、前連結会計年度に比べて減収となりました。

・ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクの需要は引き続き堅調であり、当社のベトナムの新工場も出荷の拡大に貢献し、前連結会計年度に比べて増収となりました。

・光学レンズは、デジタルカメラ向けレンズの伸びが全体を支え、カメラ付き携帯電話向けレンズの需要の増加とあわせて前連結会計年度に比べて増収となりました。

				前期比増減率
○ホトニクス	当期売上高	：	9,092 百万円	（ △ 9.9 %）


(百万円)
ﾎﾄﾆｸｽ部門の売上高推移
12,000
10,000
8,000
6,000
4,000
2,000
0
7,157
5,485
4,116
10,749
10,092
9,092
H14/3
H15/3
H16/3
H17/3
H18/3
H19/3

・レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前連結会計年度に比べて減収となりました。

前期比増減率

2）アイケア分野　当期売上高　：　160,658 百万円　（　14.8 %）

○ビジョンケア　当期売上高　：　119,808 百万円　（　14.7 %）


ビジョンケア部門の売上高推移
(百万円)
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
93,184
94,388
98,203
94,971
104,456
119,808
H14/3
H15/3
H16/3
H17/3
H18/3
H19/3

- メガネレンズの国内市場は依然として低迷が続いており、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたが、低価格帯での価格競争により、国内全体の売上は前連結会計年度に比べてほぼ同レベルとなりました。
- メガネレンズの海外市場では、すべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大により堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前連結会計年度に比べて増加しました。特に欧州では最大市場のドイツを中心に市況の回復が見られ、成長が継続しました。
- その結果、部門全体で前連結会計年度に比べて増収となりました。

前期比増減率

○ヘルスケア　当期売上高　：　40,849 百万円　（　15.1 %）


ヘルスケア部門の売上高推移
(百万円)
50,000
40,000
30,000
20,000
10,000
0
23,105
26,716
28,380
31,409
35,483
40,849
H14/3
H15/3
H16/3
H17/3
H18/3
H19/3

- コンタクトレンズは、引き続き、継続的な新規出店に加えて、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、既存店の業績が好調に推移しましたので、前連結会計年度に比べて増収となりました。
- 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前連結会計年度に比べて増収となりました。

				前期比増減率
3）その他	当期売上高	:	1,089 百万円	（ △ 70.1 %）

・クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年3月1日付けで人材派遣事業を売却したこともあり、ともに前連結会計年度に比べて減収となりました。

（2） 財政状態に関する分析

① 資産、負債及び純資産の状況

・総資産	:	447,644 百万円
・純資産	:	367,145 百万円
・自己資本比率	:	81.6 %

・当連結会計年度末は、前連結会計年度末に比べて流動資産が63,433百万円増加し、固定資産が22,785百万円増加しましたので、総資産は86,107百万円増加しました。純資産は367,145百万円となり、前連結会計年度末に比べて87,664百万円増加しました。

② キャッシュ・フローの状況

・営業活動によるキャッシュ・フロー	:	98,793 百万円
・投資活動によるキャッシュ・フロー	:	△ 46,652 百万円
・財務活動によるキャッシュ・フロー	:	△ 23,891 百万円
・現金及び現金同等物期末残高	:	120,621 百万円

・税金等調整前当期純利益107,132百万円と減価償却費36,338百万円を主体とした現金の増加、および法人税等の支払額23,361百万円を主体とした現金の減少により、営業キャッシュ・フローは98,793百万円となりました。投資キャッシュ・フローは次期製品対応投資を中心に46,652百万円の支出となりました。フリー・キャッシュ・フローは52,141百万円となり、配当金の支払いに25,810百万円を支出しました。現金及び現金同等物の期末残高は前連結会計年度末に比べて37,047百万円増加しました。

（3） 利益配分に関する基本方針及び当期の配当

利益の処分につきましては、株主各位への利益還元と従業員の福祉、および将来の事業展開のための内部留保の充実とのバランスを考慮し、中長期的な視点でキャッシュニーズを見ながら定めていきたいと考えております。

内部留保金につきましては、トップシェア企業の供給責任を果たすための生産能力の確保と次世代製品の開発に向けた設備投資、およびＨＯＹＡブランド確立のためのマーケット投資等に優先的に充当してまいります。さらに企業価値向上のためのＭ＆Ａ（企業の合併と買収）も積極的に可能性を追求し、競争力強化のための研究開発と合わせてタイムリーに投資していく考えであります。

当連結会計年度の利益配当金につきましては、将来の成長に備えた内部留保金とのバランスを考慮し、期末配当金は前連結会計年度に比べて1株当たり5円増配の、１株当たり35円とさせていただきたく存じます。すでに実施済みの中間配当金１株当たり30円と合わせて、年間配当金は１株当たり65円となります。

2．企業集団の状況

当社グループは、ＨＯＹＡ株式会社および連結子会社67社（国内5社、海外62社）ならびに関連会社4社（国内4社）により構成されており、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品等の製造販売およびそれに付帯する事業を行っております。関連会社のうち持分法適用会社は1社（国内1社）です（平成19年3月31日現在）。

各製品は、当社および国内外の関係会社によって製造されております。一方、販売は、国内については製・商品の大部分が百貨店・専門店およびメーカー等に対する直接販売方式によっており、輸出については、主に当社から各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されています。グローバル本社の立案した経営戦略を、情報・通信分野、アイケア分野を中心とした事業部門がそれぞれの事業責任のもと遂行します。

地域別には、北米・欧州・アジアの各地域の地域本社が、国・地域とのリレーションの強化、法務支援および内部監査等を行い事業活動の推進をサポートしています。特に欧州にはグループ全体の財務拠点として当社のオランダ支店を置いております。

グローバル・グループ経営機構


グローバル本社
（グループ戦略の創造）
情報・通信分野
アイケア分野
その他
法務・財務の支援
日本
ASIA
（地域本社）
US
（地域本社）
EU
（地域本社、グループ財務拠点）
グローバルベースでの事業戦略の遂行

当社及び関係会社（地域本社３社を除く）の位置づけは次のとおりであります。なお、事業区分（部門）は事業の種類別セグメントと同一であります。

(1) 従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当連結会計年度より「その他」として合わせて表示することといたしました。

<table>
<tr><th>分野</th><th>事業区分
(部門)</th><th>主要製品及び役務</th><th>主な関係会社</th></tr>
<tr><td rowspan="2">情報・通信</td><td>エレクトロオプティクス</td><td>半導体用フォトマスク・マスクブランクス、
液晶用マスク・液晶部品、
HDD用ガラスディスク、
光学レンズ・光学ガラス、電子用ガラス
光通信関連デバイス</td><td>当社ブランクス事業部、マスク事業部、MD事業部、
オプティクス事業部等
HOYA CORPORATION USA
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.　他</td></tr>
<tr><td>ホトニクス</td><td>各種レーザ-機器、電子産業用光源、
特殊光学ガラス</td><td>HOYA PHOTONICS, INC.
HOYA フォトニクス㈱
HOYA CANDEO OPTRONICS㈱ 他</td></tr>
<tr><td rowspan="2">アイケア</td><td>ビジョンケア</td><td>メガネ用レンズ・フレーム</td><td>当社ビジョンケアカンパニー
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS OF AMERICA, INC.
HOYA LENS THAILAND LTD. 他</td></tr>
<tr><td>ヘルスケア</td><td>コンタクトレンズ、眼内レンズ</td><td>当社メディカル事業部、
HOYAヘルスケア㈱、
HOYA MEDICAL SINGAPORE PTE LTD. 他</td></tr>
<tr><td colspan="2">その他</td><td>クリスタルガラス製品、情報システム構築、
業務請負</td><td>当社クリスタルカンパニー
HOYAサービス㈱、ウェルフェア㈱ 他</td></tr>
</table>

(2) 前連結会計年度までの事業区分並びに主要製品及び役務は次のとおりであります。

<table>
<tr><th>分野</th><th>事業区分
(部門)</th><th>主要製品及び役務</th><th>主な関係会社</th></tr>
<tr><td rowspan="2">情報・通信</td><td>エレクトロオプティクス</td><td>半導体用フォトマスク・マスクブランクス、
液晶用マスク・液晶部品、
HDD用ガラスディスク、
光学レンズ・光学ガラス、電子用ガラス
光通信関連デバイス</td><td>当社ブランクス事業部、マスク事業部、MD事業部、
オプティクス事業部等
HOYA CORPORATION USA
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.　他</td></tr>
<tr><td>ホトニクス</td><td>各種レーザ-機器、電子産業用光源、
特殊光学ガラス</td><td>HOYA PHOTONICS, INC.
HOYA フォトニクス㈱
HOYA CANDEO OPTRONICS㈱ 他</td></tr>
<tr><td rowspan="2">アイケア</td><td>ビジョンケア</td><td>メガネ用レンズ・フレーム、レンズ加工機器</td><td>当社ビジョンケアカンパニー
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS OF AMERICA, INC.
HOYA LENS THAILAND LTD. 他</td></tr>
<tr><td>ヘルスケア</td><td>コンタクトレンズ、眼内レンズ</td><td>当社メディカル事業部、
HOYAヘルスケア㈱、
HOYA MEDICAL SINGAPORE PTE LTD. 他</td></tr>
<tr><td rowspan="2">その他</td><td>クリスタル</td><td>クリスタルガラス製品</td><td>当社クリスタルカンパニー、
HOYA CRYSTAL, INC.</td></tr>
<tr><td>サービス</td><td>情報システムの構築、人材派遣、
業務請負</td><td>HOYAサービス㈱、ウェルフェア㈱
他</td></tr>
</table>

事業の系統図は次のとおりであります。


情報・通信分野
ホトニクス事業
（連結子会社）
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
HOYA㈱ブランクス事業部・マスク事業部・MD事業部・オプティクス事業部等
アイケア分野
ビジョンケア事業
HOYA㈱ビジョンケアカンパニー
ヘルスケア事業
HOYA㈱
ﾒﾃﾞｨｶﾙ事業部
（連結子会社）
HOYAﾍﾙｽｹｱ㈱
その他
HOYA㈱
ｸﾘｽﾀﾙｶﾝﾊﾟﾆｰ
（連結子会社）
HOYAｻｰﾋﾞｽ㈱
ｳｪﾙﾌｪｱ㈱
（関連会社）
ｻｰｺｲﾝｽﾞ㈱
ｻｰﾋﾞｽ
製品・半製品・材料
製品・半製品・外注加工
製品・半製品
製品
＜北米地域＞
（連結子会社：地域本社）
HOYA HOLDINGS, INC.
（連結子会社）
HOYA CORPORATION USA
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.、他3社
（その他：ﾋﾞｼﾞｮﾝｹｱ部門の北米支店13ヶ所）
＜欧州地域＞
（連結子会社：地域本社）
HOYA HOLDINGS N.V.
（連結子会社）
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE SAS
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA HILL OPTICS SA (PTY) LTD.
HOYA MEDICAL EUROPE GMBH.、他1社
＜アジア地域＞
（連結子会社：地域本社）
HOYA HOLDINGS ASIA PACIFIC PTE LTD
（連結子会社）
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO., LTD.
HOYA ELECTRONICS MALAYSIA SDN.BHD.
HOYA CANDEO OPTRONICS KOREA CO.,LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA LENS INDIA PRIVATE LIMITED.
HOYA HEALTHCARE (SHANGHAI) CO.,LTD.
HOYA MEDICAL SINGAPORE PTE LTD.、他4社
＜日本＞
（連結子会社）
HOYA CANDEO OPTRONICS㈱
HOYAﾌｫﾄﾆｸｽ㈱
（関連会社）
NHﾃｸﾉｸﾞﾗｽ㈱※、その他2社
※：持分法適用会社（1社）
製品
製品
製品
製品
製品
ｻｰﾋﾞｽ
得意先

3．経営方針

（1）会社の経営の基本方針および中長期的な会社の経営戦略、会社の対処すべき課題等

平成18年3月期決算短信（平成18年4月20日開示）により開示を行った内容から重要な変更がないため開示を省略します。

当該決算短信は、次のＵＲＬからご覧いただくことができます。

（当社ホームページ）
http://www.hoya.co.jp/CACHE/japanese/investor_statement_2006_4.cfm

（2）その他、会社の経営上重要な事項

「当社とペンタックス株式会社の経営統合の経過について」

当社とペンタックス株式会社（以下「ペンタックス」といいます）は、平成18年12月21日に、平成19年10月1日をもって合併するという基本合意を結びました。

しかしながら、協議を進めていく過程で、合併という形での両社の経営統合は実務上困難な状況に至りましたので、平成19年4月7日に、基本合意書に基づき、ペンタックスに対し、統合の代替的方法として株式の公開買い付け（ＴＯＢ）につき協議を行いたい旨の申し入れをしました。

その後、ＴＯＢを含めて交渉は継続中でありますが、当社の最終的な目的は企業価値の向上であり、その目的に沿って最良の方法を選択してまいります。

4. 連結財務諸表

(1) 連結貸借対照表

(単位：百万円未満切捨)

科目	当連結会計年度 (平成19年3月31日現在)		前連結会計年度 (平成18年3月31日現在)		増減	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)
(資産の部)						
Ⅰ. 流動資産						
1. 現金及び預金	120,621		83,574		37,047	
2. 受取手形及び売掛金	94,296		78,380		15,916	
3. たな卸資産	49,721		41,178		8,543	
4. 繰延税金資産	7,067		7,407		△ 340	
5. その他	5,309		3,246		2,063	
6. 貸倒引当金	△ 1,311		△ 1,512		201	
流動資産合計	275,706	61.6	212,273	58.7	63,433	29.9
Ⅱ. 固定資産						
1. 有形固定資産						
(1) 建物及び構築物	33,871		29,548		4,323	
(2) 機械装置及び運搬具	75,961		58,493		17,468	
(3) 工具器具備品	12,311		10,716		1,595	
(4) 土地	9,154		8,648		506	
(5) 建設仮勘定	11,918		13,196		△ 1,278	
有形固定資産合計	143,218	32.0	120,603	33.4	22,615	18.8
2. 無形固定資産						
無形固定資産合計	6,248	1.4	7,424	2.1	△ 1,176	△ 15.8
3. 投資その他の資産						
(1) 投資有価証券	14,575		14,060		515	
(2) 繰延税金資産	2,723		2,757		△ 34	
(3) その他	5,493		4,601		892	
(4) 貸倒引当金	△ 322		△ 295		△ 27	
投資その他の資産合計	22,470	5.0	21,123	5.8	1,347	6.4
固定資産合計	171,937	38.4	149,152	41.3	22,785	15.3
Ⅲ. 繰延資産						
繰延資産合計	−	−	111	0.0	△ 111	−
資産合計	447,644	100.0	361,537	100.0	86,107	23.8

(単位：百万円未満切捨)

科目	当連結会計年度 平成19年3月31日現在		前連結会計年度 平成18年3月31日現在		増減	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)
(負債の部)						
Ⅰ. 流動負債						
1. 支払手形及び買掛金	28,779		28,070		709	
2. 未払法人税等	12,821		14,342		△ 1,521	
3. 賞与引当金	4,327		4,207		120	
4. その他	32,252		32,685		△ 433	
流動負債合計	78,181	17.5	79,305	21.9	△ 1,124	△ 1.4
Ⅱ. 固定負債						
1. 特別修繕引当金	890		619		271	
2. その他	1,427		1,211		216	
固定負債合計	2,317	0.5	1,831	0.5	486	26.5
負債合計	80,499	18.0	81,137	22.4	△ 638	△ 0.8
(純資産の部)						
Ⅰ. 株主資本						
1. 資本金	6,264		―		―	
2. 資本剰余金	15,898		―		―	
3. 利益剰余金	322,513		―		―	
4. 自己株式	△ 12,753		―		―	
5. 自己株式申込証拠金	1		―		―	
株主資本合計	331,924	74.2	―	―	―	―
Ⅱ. 評価・換算差額等						
1. その他有価証券評価差額金	△ 85		―		―	
2. 為替換算調整勘定	33,263		―		―	
評価・換算差額等合計	33,177	7.4	―	―	―	―
Ⅲ. 新株予約権	167	0.0	―	―	―	―
Ⅳ. 少数株主持分	1,876	0.4	―	―	―	―
純資産合計	367,145	82.0	―	―	―	―
負債及び純資産合計	447,644	100.0	―	―	―	―
(少数株主持分)						
少数株主持分	―	―	919	0.3	―	―
(資本の部)						
Ⅰ. 資本金	―	―	6,264	1.7	―	―
Ⅱ. 資本剰余金	―	―	15,898	4.4	―	―
Ⅲ. 利益剰余金	―	―	266,345	73.7	―	―
Ⅳ. その他有価証券評価差額金	―	―	110	0.0	―	―
Ⅴ. 為替換算調整勘定	―	―	7,142	2.0	―	―
Ⅵ. 自己株式	―	―	△ 16,279	△ 4.5	―	―
資本合計	―	―	279,480	77.3	―	―
負債、少数株主持分及び資本合計	―	―	361,537	100.0	―	―

(注)

	当連結会計年度	前連結会計年度
1. 有形固定資産の減価償却累計額	223,095 百万円	181,818 百万円
2. 保証債務	2,774 百万円	2,210 百万円
3. 自己株式数	3,447,681 株	4,401,607 株

（2）連結損益計算書

（単位：百万円未満切捨）

科目	当連結会計年度 自 平成18年4月1日 至 平成19年3月31日		前連結会計年度 自 平成17年4月1日 至 平成18年3月31日		増減	
	金額	百分比(%)	金額	百分比(%)	金額	増減率(%)
Ⅰ 売上高	390,093	100.0	344,228	100.0	45,865	13.3
Ⅱ 売上原価	197,410	50.6	172,033	50.0	25,377	14.8
売上総利益	192,682	49.4	172,194	50.0	20,488	11.9
Ⅲ 販売費及び一般管理費	85,469	21.9	71,098	20.7	14,371	20.2
営業利益	107,213	27.5	101,095	29.4	6,118	6.1
Ⅳ 営業外収益	5,827	1.5	4,869	1.4	958	19.7
1. 受取利息	2,901		1,788		1,113	
2. 為替差益	−		242		△ 242	
3. 持分法による投資利益	642		1,285		△ 643	
4. その他	2,283		1,552		731	
Ⅴ 営業外費用	10,131	2.6	2,327	0.7	7,804	335.4
1. 支払利息	86		142		△ 56	
2. 売上割引	822		706		116	
3. 為替差損	6,711		−		6,711	
4. その他	2,510		1,478		1,032	
経常利益	102,909	26.4	103,637	30.1	△ 728	△ 0.7
Ⅵ 特別利益	10,513	2.7	2,389	0.7	8,124	340.1
1. 固定資産売却益	9,629		109		9,520	
2. その他	884		2,280		△ 1,396	
Ⅶ 特別損失	6,290	1.6	8,660	2.5	△ 2,370	△ 27.4
1. 固定資産処分損	3,327		625		2,702	
2. 退職加算金	1,055		1,688		△ 633	
3. 環境整備費	767		3,725		△ 2,958	
4. 減損損失	87		1,232		△ 1,145	
5. その他	1,053		1,388		△ 335	
税金等調整前当期純利益	107,132	27.5	97,367	28.3	9,765	10.0
法人税、住民税及び事業税	23,491	6.0	22,249	6.5	1,242	5.6
法人税等調整額	70	0.0	△ 511	△ 0.2	581	−
少数株主利益	178	0.1	9	0.0	169	1,877.8
当期純利益	83,391	21.4	75,620	22.0	7,771	10.3
1株当たり当期純利益	193.50 円		171.71 円		21.79 円	
潜在株式調整後 1株当たり当期純利益	192.78 円		171.08 円		21.70 円	

（注）

在外連結子会社の売上高の換算に関する事項

(1) 当連結会計年度の売上高・損益を、前連結会計年度の為替レートで換算した場合の金額とその差額

科目	当連結会計年度レートで換算	前連結会計年度レートで換算	差額
売上高	390,093 百万円	383,270 百万円	6,823 百万円
営業利益	107,213 百万円	101,272 百万円	5,941 百万円
経常利益	102,909 百万円	96,777 百万円	6,132 百万円
当期純利益	83,391 百万円	77,970 百万円	5,421 百万円

(2) 主要通貨の換算レートと前期比変動率

主要通貨		当連結会計年度平均為替レート	前連結会計年度平均為替レート	変動率
USドル	US$	116.96 円	113.93 円	-2.7% (円安)
ユーロ	EURO	150.95 円	138.13 円	-9.3% (円安)
タイ・バーツ	BAHT	3.24 円	2.81 円	-15.3% (円安)

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　　（変動率が－の場合は円安）

（3）連結株主資本等変動計算書

当連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年3月31日　残高	6,264	15,898	266,345	△ 16,279	－	272,228
当連結会計年度中の変動額						
剰余金の配当			△ 25,843			△ 25,843
取締役賞与金			△ 64			△ 64
当期純利益			83,391			83,391
自己株式の取得				△ 12		△ 12
自己株式の処分			△ 1,606	3,539		1,932
在外連結子会社の会計基準変更に伴う変動額			290			290
その他					1	1
株主資本以外の項目の当連結会計年度中の変動額（純額）						
当連結会計年度中の変動額合計	－	－	56,167	3,526	1	59,695
平成19年3月31日　残高	6,264	15,898	322,513	△ 12,753	1	331,924

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日　残高	110	7,142	7,252	－	919	280,400
当連結会計年度中の変動額						
剰余金の配当						△ 25,843
取締役賞与金						△ 64
当期純利益						83,391
自己株式の取得						△ 12
自己株式の処分						1,932
在外連結子会社の会計基準変更に伴う変動額						290
その他						1
株主資本以外の項目の当連結会計年度中の変動額（純額）	△ 195	26,121	25,925	167	956	27,049
当連結会計年度中の変動額合計	△ 195	26,121	25,925	167	956	86,744
平成19年3月31日　残高	△ 85	33,263	33,177	167	1,876	367,145

（注）

1．発行済株式数に関する事項

株式の種類	前連結会計年度末	当連結会計年度中の増加	当連結会計年度中の減少	当連結会計年度末
普通株式	435,017,020	－	－	435,017,020

単位：株

2．自己株式数に関する事項

株式の種類	前連結会計年度末	当連結会計年度中の増加	当連結会計年度中の減少	当連結会計年度末
普通株式	4,401,607	2,861	956,787	3,447,681

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　2,861 株
単元未満株式の買増請求による減少　387 株
ストックオプション行使による減少　956,400 株

（4）連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当連結会計年度 自平成18年4月1日 至平成19年3月31日 金額	前連結会計年度 自平成17年4月1日 至平成18年3月31日 金額	増減 金額
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	107,132	97,367	9,765
減価償却費	36,338	26,251	10,087
減損損失	87	1,232	△ 1,145
営業譲渡益	−	△ 1,783	1,783
貸倒引当金の増加額又は減少額（△）	△ 242	234	△ 476
賞与引当金の増加額	154	278	△ 124
特別修繕引当金の増加額	267	76	191
受取利息及び受取配当金	△ 2,922	△ 1,794	△ 1,128
支払利息	86	142	△ 56
為替差損又は為替差益（△）	4,782	△ 598	5,380
持分法による投資利益	△ 642	△ 1,285	643
固定資産売却益	△ 9,629	△ 109	△ 9,520
固定資産処分損	3,327	625	2,702
投資有価証券評価損	7	13	△ 6
取締役賞与の支払額	△ 64	△ 65	1
その他	△ 705	204	△ 909
売上債権の増加額	△ 13,800	△ 4,041	△ 9,759
たな卸資産の増加額	△ 4,798	△ 2,546	△ 2,252
その他流動資産の減少額	2,249	2,097	152
仕入債務の増加額又は減少額（△）	△ 1,208	3,643	△ 4,851
未払消費税等の増加額又は減少額（△）	△ 1,022	662	△ 1,684
その他流動負債の増加額	241	1,757	△ 1,516
小計	119,639	122,348	△ 2,709
利息及び配当金の受取額	2,556	1,865	691
利息の支払額	△ 40	△ 112	72
法人税等の支払額	△ 23,361	△ 18,246	△ 5,115
営業活動によるキャッシュ・フロー	98,793	105,855	△ 7,062
Ⅱ 投資活動によるキャッシュ・フロー			
有形固定資産の取得による支出	△ 52,379	△ 47,741	△ 4,638
有形固定資産の売却による収入	10,217	266	9,951
投資有価証券の取得による支出	△ 407	△ 2,069	1,662
投資有価証券の売却による収入	30	−	30
連結範囲の変更に伴う子会社株式の取得による支出	△ 908	△ 337	△ 571
貸付による支出	△ 584	△ 2	△ 582
貸付金の回収による収入	77	116	△ 39
その他投資に関する支出	△ 3,274	△ 4,630	1,356
その他投資に関する収入	576	155	421
営業譲渡による収入	−	2,230	△ 2,230
投資活動によるキャッシュ・フロー	△ 46,652	△ 52,012	5,360
Ⅲ 財務活動によるキャッシュ・フロー			
短期借入金の借入及び返済による収入及び支出（△）（純額）	−	△ 207	207
自己株式の取得による支出	△ 12	△ 64,031	64,019
自己株式の売却による収入	1,934	1,855	79
親会社による配当金の支払額	△ 25,810	△ 23,402	△ 2,408
少数株主への配当金の支払額	△ 2	△ 1	△ 1
財務活動によるキャッシュ・フロー	△ 23,891	△ 85,787	61,896
Ⅳ 現金及び現金同等物に係る換算差額	8,798	2,645	6,153
Ⅴ 現金及び現金同等物の増加額	37,047	△ 29,300	66,347
Ⅵ 現金及び現金同等物期首残高	83,574	112,874	△ 29,300
Ⅶ 現金及び現金同等物期末残高	120,621	83,574	37,047

（注） 1. 連結ｷｬｯｼｭ･ﾌﾛｰ計算書の△は、現金及び現金同等物の流出を示しております。

2. 現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額

	当連結会計年度	前連結会計年度
現金及び預金勘定	120,621	83,574
現金及び現金同等物	120,621	83,574

3. 重要な非資金取引の内容

当連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

該当事項はありません。

前連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

自己株式の消却　53,180 百万円

（平成18年2月1日付、14,379,000株を消却。消却後の発行済株式数は435,017,020株になりました。）

（5）連結財務諸表作成のための基本となる重要な事項及びその変更

(1) 連結範囲及び持分法の適用に関する事項

・ 連結子会社数　67社
　主要会社名　　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　　 HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　　（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　　４社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）

・ 連結範囲及び持分法の適用の異動状況　　（前連結会計年度末＝平成18年3月末との比較）
　① 連結範囲　＝　5社増加

・新規設立により5社増加
　・ HOYA LENS INDIA PRIVATE LIMITED.（ｲﾝﾄﾞ）
　・ HOYA LENS VIETNAM LTD.（ﾍﾞﾄﾅﾑ）
　・ その他3社（海外）

・買収により１社増加
　・ HOYA HILL OPTICS SA (PTY) LTD.（南ｱﾌﾘｶ）

・子会社どうしの合併により1社減少
　・ HOYA CRYSTAL, INC.（米国）
　　※HOYA CORPORATION USA(米国）に吸収合併

　② 持分法適用会社
　　該当事項はありません

	当　期 平成19年 3月31日現在	前　期 平成18年 3月31日現在	増　減
連結子会社数	67 (国内5、海外62)	62 (国内5、海外57)	+5 (国内-、海外+5)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	5 (国内5、海外-)	-1 (国内-1、海外-)
（うち持分法適用会社数）	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)
グループ合計 （うち持分法適用会社数）	71社 (1社)	67社 (1社)	+4社 (-)

上記以外の連結財務諸表作成のための基本となる重要な事項は、最近の有価証券報告書（平成18年6月23日提出）における記載から重要な変更がないため開示を省略しております。

(2) 会計方針の変更：該当事項はありません。

(3) 会計基準の変更

会計基準の変更に伴い、当連結会計年度の中間連結会計期間より、下記の指針を適用しております。

・ 「企業結合に係る会計基準」及び「事業分離等に関する会計基準」並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」を適用しております。

・ 「貸借対照表の純資産の部の表示に関する会計基準」及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」並びに「自己株式及び準備金の額の減少等に関する会計基準」及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」を適用しております。

・ 「役員賞与に関する会計基準」を適用しております。

・ 「ストック・オプション等に関する会計基準」及び「ストック・オプション等に関する会計基準等の適用指針」を適用しております。

（6）連結財務諸表に関する注記事項

（※決算短信における開示の必要性が大きくないと考えられる注記は開示を省略しております。）

[有価証券及びデリバティブ取引に係る注記]

1．その他有価証券で時価のあるもの　（単位：百万円未満切捨）

種類	区分	当連結会計年度（平成19年3月31日現在）取得原価	連結貸借対照表 計上額	差額	前連結会計年度（平成18年3月31日現在）取得原価	連結貸借対照表 計上額	差額
連結貸借対照表計上額が取得原価を超えるもの	(1)株式	159	267	108	1,692	1,874	181
	(2)債券	—	—	—	—	—	—
	①国債・地方債等	—	—	—	—	—	—
	②社債	—	—	—	—	—	—
	③その他	—	—	—	—	—	—
	(3)その他	—	—	—	—	—	—
	小計	159	267	108	1,692	1,874	181
連結貸借対照表計上額が取得原価を超えないもの	(1)株式	1,532	1,274	△ 258	—	—	—
	(2)債券	—	—	—	—	—	—
	①国債・地方債等	—	—	—	—	—	—
	②社債	—	—	—	—	—	—
	③その他	—	—	—	—	—	—
	(3)その他	—	—	—	—	—	—
	小計	1,532	1,274	△ 258	—	—	—
合計		1,692	1,541	△ 150	1,692	1,874	181

2．当連結会計年度中に売却したその他有価証券　（単位：百万円未満切捨）

区分	当連結会計年度（自平成18年4月1日 至平成19年3月31日）	前連結会計年度（自平成17年4月1日 至平成18年3月31日）
売却額	—	—
売却益の合計	—	—
売却損の合計	—	—

3．時価のない主な有価証券の内容　（単位：百万円未満切捨）

区分	当連結会計年度（平成19年3月31日現在）	前連結会計年度（平成18年3月31日現在）
(1)満期保有目的の債券	連結貸借対照表　計上額	連結貸借対照表　計上額
該当なし	—	—
(2)関係会社株式	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	11,678	11,104
計	11,678	11,104
(3)その他有価証券	連結貸借対照表　計上額	連結貸借対照表　計上額
①非上場株式	1,099	802
②その他	256	279
計	1,355	1,081

4．デリバティブ取引の契約額、時価及び評価損益等（当連結会計年度）

(1)　取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。

イ　ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ　ヘッジ手段とヘッジ対象

ヘッジ手段………為替予約

ヘッジ対象………外貨建借入金

(2)　取引の時価等に関する事項

ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

[税効果会計に係る注記]

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　(単位：百万円未満切捨)

	当連結会計年度 平成19年3月31日現在	前連結会計年度 平成18年3月31日現在
(1) 流動の部		
繰延税金資産		
たな卸資産未実現利益	2,647	1,692
賞与引当金否認額	1,655	1,601
未払事業税否認額	922	727
たな卸資産評価損否認額	78	253
環境整備費否認額	−	1,474
その他	1,763	1,657
繰延税金資産　小計	7,067	7,407
(2) 固定の部		
繰延税金資産		
減価償却損金算入限度超過額	1,576	1,962
減損損失否認額	622	1,376
固定資産処分損否認額	518	−
貸倒引当金損金算入限度超過額	110	105
その他	600	258
繰延税金資産　合計	3,429	3,702
繰延税金負債		
固定資産圧縮積立金	△ 307	△ 406
特別償却準備金	△ 232	△ 298
その他有価証券評価差額金	−	△ 74
その他	△ 165	△ 165
繰延税金負債　合計	△ 705	△ 945
繰延税金資産の純額	2,723	2,757

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当連結会計年度 自平成18年4月1日 至平成19年3月31日	前連結会計年度 自平成17年4月1日 至平成18年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %
(調　整)		
海外連結子会社の税率差異	△ 17.1	△ 18.2
交際費等永久に損金に算入されない項目	0.4	0.4
住民税均等割等	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 1.5	△ 1.8
受取配当金等連結消去に伴う影響額	1.5	1.8
持分法による投資利益	△ 0.2	△ 0.5
試験研究費等の特別税額控除	△ 0.7	△ 0.5
その他	△ 0.9	0.6
税効果会計適用後の法人税等の負担率	22.0	22.3

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

当社および国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当連結会計年度 自平成18年4月1日 至平成19年3月31日	前連結会計年度 自平成17年4月1日 至平成18年3月31日
退職加算金	1,055	1,688
退職給付費用	1,055	1,688

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における東京スタジオ（昭島工場内）等

場　所　：東京都昭島市等
用　途　：クリスタル製造設備等
種　類　：機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当連結会計年度 自平成18年4月1日 至平成19年3月31日	前連結会計年度 自平成17年4月1日 至平成18年3月31日
機械装置他	87	864
計	87	864

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5％で割り引いて算定しております。

(2) 本社部門における賃貸資産

場　所　：東京都町田市
用　途　：賃貸
種　類　：土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当連結会計年度 自平成18年4月1日 至平成19年3月31日	前連結会計年度 自平成17年4月1日 至平成18年3月31日
土地	－	368
計	－	368

なお、当資産グループの回収可能価額は、公示価格により測定しております。

[1株当たり情報]

科目	当連結会計年度 自 平成18年4月 1日 至 平成19年3月31日	前連結会計年度 自 平成17年4月 1日 至 平成18年3月31日
1株当たり純資産額	845.98 円	648.87 円
1株当たり当期純利益金額	193.50 円	171.71 円
潜在株式調整後 1株当たり当期純利益金額	192.78 円	171.08 円

（注）

１株当たり純資産額、1株当たり当期純利益金額及び潜在株式調整後1株当たり当期純利益金額の算定上の基礎は、以下のとおりであります。

科目	当連結会計年度 自 平成18年4月 1日 至 平成19年3月31日	前連結会計年度 自 平成17年4月 1日 至 平成18年3月31日
1株当たり純資産額		
連結貸借対照表上の純資産額（百万円）	367,145	279,480
普通株主に帰属しない金額（百万円）	2,044	65
（うち少数株主持分）	1,876	－
（うち自己株式申込証拠金）	1	－
（うち新株予約権）	167	－
（うち役員賞与（子会社分））	－	65
普通株式に係る純資産額（百万円）	365,100	279,415
自己株式を除いた期末発行済株式数（株）	431,569,339	430,615,413
1株当たり当期純利益金額		
当期純利益（百万円）	83,391	75,620
普通株主に帰属しない金額（百万円）	－	65
（うち役員賞与（子会社分））	－	65
普通株式に係る当期純利益（百万円）	83,391	75,554
期中平均株式数（株）	430,967,580	440,007,888
潜在株式調整後1株当たり当期純利益金額		
当期純利益（百万円）	83,391	75,620
普通株主に帰属しない金額（百万円）	－	65
（うち役員賞与（子会社分））	－	65
普通株式に係る当期純利益（百万円）	83,391	75,554
普通株式増加数（株）	1,615,517	1,624,888
（うち新株予約権）（株）	(1,615,517)	(1,624,888)
期中平均株式数（株）	432,583,097	441,632,776

[重要な後発事象]

「当社とペンタックス株式会社の経営統合の経過について」

当社とペンタックス株式会社（以下「ペンタックス」といいます）は、平成18年12月21日に、平成19年10月1日をもって合併するという基本合意を結びました。

しかしながら、協議を進めていく過程で、合併という形での両社の経営統合は実務上困難な状況に至りましたので、平成19年4月7日に、基本合意書に基づき、ペンタックスに対し、統合の代替的方法として株式の公開買い付け（ＴＯＢ）につき協議を行いたい旨の申し入れをしました。

その後、ＴＯＢを含めて交渉は継続中でありますが、当社の最終的な目的は企業価値の向上であり、その目的に沿って最良の方法を選択してまいります。

（7）セグメント情報

1．事業の種類別セグメント情報

（単位：百万円未満切捨）

当連結会計年度　自 平成18年4月1日　至 平成19年3月31日

科目	情報・通信 エレクトロオプティクス	情報・通信 ホトニクス	アイケア ビジョンケア	アイケア ヘルスケア	その他	計	消去又は全社	連結
1．売上高及び営業損益								
(1)外部顧客に対する売上高	219,252	9,092	119,808	40,849	1,089	390,093	－	390,093
(2)セグメント間の内部売上高又は振替高	413	248	0	0	2,765	3,427	(3,427)	－
計	219,665	9,341	119,808	40,849	3,855	393,521	(3,427)	390,093
営業費用	139,581	8,850	98,641	31,634	4,205	282,914	(34)	282,880
営業利益又は営業損失(△)	80,084	490	21,167	9,214	△ 350	110,606	(3,393)	107,213
営業利益率	36.5%	5.2%	17.7%	22.6%	-9.1%	28.1%	－	27.5%
2．資産、減価償却費及び資本的支出等								
資産	258,746	7,760	118,228	24,410	2,518	411,664	35,979	447,644
減価償却費	27,448	125	7,405	1,169	45	36,193	145	36,338
減損損失	－	－	－	－	87	87	－	87
資本的支出	39,899	155	11,671	2,118	90	53,935	496	54,432
研究開発費	10,503	1,159	1,674	1,460	122	14,920	－	14,920
従業員数（名）	19,570	199	7,506	910	198	28,383	67	28,450

前連結会計年度　自 平成17年4月1日　至 平成18年3月31日

科目	情報・通信 エレクトロオプティクス	情報・通信 ホトニクス	アイケア ビジョンケア	アイケア ヘルスケア	その他	計	消去又は全社	連結
1．売上高及び営業損益								
(1)外部顧客に対する売上高	190,551	10,092	104,456	35,483	3,641	344,228	－	344,228
(2)セグメント間の内部売上高又は振替高	744	246	0	0	4,366	5,357	(5,357)	－
計	191,296	10,339	104,457	35,483	8,009	349,585	(5,357)	344,228
営業費用	116,434	9,405	84,088	28,624	7,517	246,068	(2,936)	243,132
営業利益	74,862	933	20,369	6,859	492	103,516	(2,421)	101,095
営業利益率	39.1%	9.0%	19.5%	19.3%	6.1%	29.6%	－	29.4%
2．資産、減価償却費及び資本的支出等								
資産	204,191	7,605	98,243	19,927	4,824	334,792	26,745	361,537
減価償却費	18,715	108	6,444	855	53	26,177	74	26,251
減損損失	－	－	－	－	864	864	368	1,232
資本的支出	37,243	208	7,958	2,391	921	48,722	63	48,785
研究開発費	8,289	1,683	2,566	1,555	39	14,134	－	14,134
従業員数（名）	17,133	191	6,794	733	271	25,122	54	25,176

＜参考＞　前連結会計年度との増減比較は、次のとおりです：

増減

科目	情報・通信 エレクトロオプティクス	情報・通信 ホトニクス	アイケア ビジョンケア	アイケア ヘルスケア	その他	計	消去又は全社	連結
売上高　増減額								
(1)外部顧客に対する売上高増減額	28,701	△ 1,000	15,352	5,366	△ 2,552	45,865	－	45,865
外部売上高の増減率	15.1%	-9.9%	14.7%	15.1%	-70.1%	13.3%	－	13.3%
(2)セグメント間売上高又は振替高増減額	△ 331	2	0	0	△ 1,601	△ 1,930	1,930	－
計	28,369	△ 998	15,351	5,366	△ 4,154	43,936	1,930	45,865
営業費用増減額	23,147	△ 555	14,553	3,010	△ 3,312	36,846	2,902	39,748
営業損益額増減額	5,222	△ 443	798	2,355	△ 842	7,090	△ 972	6,118
営業損益の増減率	7.0%	-47.5%	3.9%	34.3%	-171.1%	6.8%	－	6.1%
営業利益率の増減（ポイント）	△ 2.6	△ 3.8	△ 1.8	3.3	△ 15.2	△ 1.5	－	△ 1.9
資産　増減額	54,555	155	19,985	4,483	△ 2,306	76,872	9,234	86,107
減価償却費　増減額	8,733	17	961	314	△ 8	10,016	71	10,087
減損損失　増減額	－	－	－	－	△ 777	△ 777	△ 368	△ 1,145
資本的支出　増減額	2,656	△ 53	3,713	△ 273	△ 831	5,213	433	5,647
研究開発費　増減額	2,214	△ 524	△ 892	△ 95	83	786	－	786
従業員数（名）　増減数	2,437	8	712	177	△ 73	3,261	13	3,274

（注）
1. 事業区分の方法及び各区分に属する主要製品及び役務の名称
(1) 当連結会計年度より、事業区分並びに主要製品及び役務につき下記のように変更いたします。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品、情報ｼｽﾃﾑの構築、業務請負

※ なお、前連結会計年度の事業の種類別セグメント情報につきましては、期間比較の観点から、当連結会計年度と同様の事業区分により実績を計算しなおして記載しております。

(2) 前連結会計年度までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、レンズ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

(3) 前連結会計年度までの事業区分による前連結会計年度の事業の種類別セグメント情報は次のとおりであります。

期別 / 科目 / セグメント	前連結会計年度 自 平成17年4月1日 至 平成18年3月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1. 売上高及び営業損益									
(1)外部顧客に対する売上高	190,551	10,092	104,456	35,483	1,864	1,777	344,228	—	344,228
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	744	246	0	0	33	4,333	5,357	(5,357)	—
計	191,296	10,339	104,457	35,483	1,898	6,111	349,585	(5,357)	344,228
営業費用	116,434	9,405	84,088	28,624	2,052	5,464	246,068	(2,936)	243,132
営業利益又は営業損失(△)	74,862	933	20,369	6,859	△ 154	646	103,516	(2,421)	101,095
営業利益率	39.1%	9.0%	19.5%	19.3%	-8.2%	10.6%	29.6%	—	29.4%
2. 資産、減価償却費及び資本的支出等									
資産	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
減価償却費	18,715	108	6,444	855	—	53	26,177	74	26,251
減損損失	—	—	—	—	864	—	864	368	1,232
資本的支出	37,243	208	7,958	2,391	761	159	48,722	63	48,785
研究開発費	8,289	1,683	2,566	1,555	39	—	14,134	—	14,134
従業員数（名）	17,133	191	6,794	733	86	185	25,122	54	25,176

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
当連結会計年度　3,369 百万円
前連結会計年度　2,629 百万円
であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、
当連結会計年度　61,381 百万円
前連結会計年度　35,135 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

期別 / 科目 / セグメント	当連結会計年度 自 平成18年4月1日 至 平成19年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	270,373	37,455	51,336	30,927	390,093	—	390,093
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	26,847	305	812	159,124	187,089	(187,089)	—
計	297,220	37,761	52,149	190,052	577,182	(187,089)	390,093
営業費用	257,021	36,915	44,663	135,226	473,826	(190,946)	282,880
営業利益	40,199	845	7,485	54,825	103,355	3,857	107,213
営業利益率	13.5%	2.2%	14.4%	28.8%	17.9%	—	27.5%
2．資産	193,390	13,507	107,564	207,158	521,619	(73,975)	447,644

期別 / 科目 / セグメント	前連結会計年度 自 平成17年4月1日 至 平成18年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	244,998	35,471	39,231	24,526	344,228	—	344,228
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	23,900	221	683	120,813	145,618	(145,618)	—
計	268,898	35,692	39,914	145,340	489,846	(145,618)	344,228
営業費用	230,413	34,606	33,366	97,225	395,612	(152,479)	243,132
営業利益	38,484	1,086	6,548	48,114	94,234	6,861	101,095
営業利益率	14.3%	3.0%	16.4%	33.1%	19.2%	—	29.4%
2．資産	163,840	22,377	63,345	149,298	398,861	(37,323)	361,537

＜参考＞ 前連結会計年度との増減比較は、次のとおりです：

科目 / セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高 増減額							
(1)外部顧客に対する売上高増減額	25,375	1,984	12,105	6,401	45,865	—	45,865
外部売上高増減率	10.4%	5.6%	30.9%	26.1%	13.3%	—	13.3%
(2)ｾｸﾞﾒﾝﾄ間売上高又は振替高増減額	2,947	84	129	38,311	41,471	△ 41,471	—
計	28,322	2,069	12,235	44,712	87,336	△ 41,471	45,865
営業費用増減額	26,608	2,309	11,297	38,001	78,214	△ 38,467	39,748
営業利益額増減額	1,715	△ 241	937	6,711	9,121	△ 3,004	6,118
営業利益額増減率	4.5%	-22.2%	14.3%	13.9%	9.7%	—	6.1%
資産 増減額	29,550	△ 8,870	44,219	57,860	122,758	△ 36,652	86,107

(注)1．国又は地域の区分の方法及び各区分に属する主な国又は地域

(1)国又は地域の区分の方法・・・・・・ 地理的近接度によっており、当社グループ事業所の所在地別の区分であります。

(2)各区分に属する主な国又は地域・・・ 北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、中国、韓国、台湾等（オーストラリアを含む）

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当連結会計年度　2,993 百万円
前連結会計年度　2,317 百万円

であり、その主なものは、本社部門に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当連結会計年度　59,046 百万円
前連結会計年度　33,958 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

科目　＼　期別・セグメント	当連結会計年度 自 平成18年4月1日 至 平成19年3月31日				
	北 米	欧 州	アジア	その他の地域	合 計
海外売上高	44,954	53,524	113,059	7	211,545
連結売上高					390,093
連結売上高に占める海外売上高の割合（%）	11.5%	13.7%	29.0%	0.0%	54.2%
海外売上高における地域別の割合（%）	21.3%	25.3%	53.4%	0.0%	100.0%

科目　＼　期別・セグメント	前連結会計年度 自 平成17年4月1日 至 平成18年3月31日				
	北 米	欧 州	アジア	その他の地域	合 計
海外売上高	42,673	41,200	85,988	859	170,722
連結売上高					344,228
連結売上高に占める海外売上高の割合（%）	12.4%	12.0%	25.0%	0.2%	49.6%
海外売上高における地域別の割合（%）	25.0%	24.1%	50.4%	0.5%	100.0%

＜参考＞　前連結会計年度との増減比較は、次のとおりです：

科目　＼　セグメント	増減				
	北 米	欧 州	アジア	その他の地域	合 計
海外売上高増減額	2,281	12,324	27,071	△ 852	40,823
連結売上高増減額					45,865
海外売上高増減率（%）	5.3%	29.9%	31.5%	-99.2%	23.9%

（注）1. 海外売上高は、当社および連結子会社の本邦以外の国又は地域における売上高であります。

2. 国又は地域の区分の方法及び各区分に属する主な国又は地域
(1)国又は地域の区分の方法・・・・・・・地理的近接度によっており、顧客の所在地別の区分であります。
(2)各区分に属する主な国又は地域・・・・北米：米国、カナダ等
欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
アジア：シンガポール、タイ、韓国、台湾等（オーストラリアを含む）
その他の地域：サウジアラビア、ブラジル等

（８）販売の状況（連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当連結会計年度 自 平成18年4月 1日 至 平成19年3月31日		前連結会計年度 自 平成17年4月 1日 至 平成18年3月31日		増減	
	金額	構成比％	金額	構成比％	金額	増減率％
国内	97,405	44.4	94,448	49.6	2,957	3.1
海外	121,846	55.6	96,103	50.4	25,743	26.8
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	219,252	56.2	190,551	55.4	28,701	15.1
国内	5,216	57.4	5,519	54.7	△ 303	△ 5.5
海外	3,876	42.6	4,573	45.3	△ 697	△ 15.2
ホトニクス	9,092	2.3	10,092	2.9	△ 1,000	△ 9.9
国内	102,622	44.9	99,967	49.8	2,655	2.7
海外	125,722	55.1	100,677	50.2	25,045	24.9
情報・通信	228,344	58.5	200,644	58.3	27,700	13.8
国内	35,635	29.7	36,089	34.5	△ 454	△ 1.3
海外	84,173	70.3	68,367	65.5	15,806	23.1
ビジョンケア	119,808	30.7	104,456	30.4	15,352	14.7
国内	39,287	96.2	34,228	96.5	5,059	14.8
海外	1,561	3.8	1,254	3.5	307	24.5
ヘルスケア	40,849	10.5	35,483	10.3	5,366	15.1
国内	74,923	46.6	70,317	50.2	4,606	6.6
海外	85,735	53.4	69,622	49.8	16,113	23.1
アイケア	160,658	41.2	139,940	40.7	20,718	14.8
国内	1,002	92.0	3,220	88.4	△ 2,218	△ 68.9
海外	87	8.0	421	11.6	△ 334	△ 79.3
その他	1,089	0.3	3,642	1.0	△ 2,553	△ 70.1
国内	178,547	45.8	173,506	50.4	5,041	2.9
海外	211,545	54.2	170,722	49.6	40,823	23.9
合計	390,093	100.0	344,228	100.0	45,865	13.3

（注）
従来、個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当連結会計年度より「その他」として合わせて表示することとしました。

5．個別財務諸表

（1）貸借対照表

（単位：百万円未満切捨）

科目	当事業年度 平成19年3月31日現在		前事業年度 平成18年3月31日現在		増減	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)
（資産の部）						
Ⅰ．流動資産						
1．現金及び預金	18,090		22,990		△ 4,900	
2．受取手形	7,296		7,485		△ 189	
3．売掛金	67,550		56,738		10,812	
4．商品	3,254		2,760		494	
5．製品	6,534		5,796		738	
6．半製品	2,621		2,864		△ 243	
7．原材料	1,439		1,429		10	
8．仕掛品	2,520		2,407		113	
9．貯蔵品	2,071		1,640		431	
10．未収入金	6,514		6,221		293	
11．関係会社短期貸付金	837		770		67	
12．繰延税金資産	2,927		4,473		△ 1,546	
13．その他	552		826		△ 274	
14．貸倒引当金	△ 418		△ 723		305	
流動資産合計	121,794	53.6	115,683	52.8	6,111	5.3
Ⅱ．固定資産						
1．有形固定資産						
(1) 建物	9,038		8,762		276	
(2) 構築物	498		550		△ 52	
(3) 機械装置	17,158		15,595		1,563	
(4) 車両運搬具	26		36		△ 10	
(5) 工具器具備品	6,957		5,909		1,048	
(6) 土地	5,443		5,852		△ 409	
(7) 建設仮勘定	915		2,694		△ 1,779	
有形固定資産合計	40,038	17.6	39,400	18.0	638	1.6
2．無形固定資産						
無形固定資産合計	1,477	0.7	3,348	1.5	△ 1,871	△ 55.9
3．投資その他の資産						
(1) 投資有価証券	1,925		2,288		△ 363	
(2) 関係会社株式	55,672		49,902		5,770	
(3) 関係会社長期貸付金	3,008		4,671		△ 1,663	
(4) 長期前払費用	275		527		△ 252	
(5) 敷金	325		318		7	
(6) 繰延税金資産	2,413		2,822		△ 409	
(7) その他	201		231		△ 30	
(8) 貸倒引当金	△ 104		△ 130		26	
投資その他の資産合計	63,719	28.1	60,630	27.7	3,089	5.1
固定資産合計	105,234	46.4	103,379	47.2	1,855	1.8
資産合計	227,029	100.0	219,063	100.0	7,966	3.6

（単位：百万円未満切捨）

科目	当事業年度 平成19年3月31日現在		前事業年度 平成18年3月31日現在		増減	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)
（負債の部）						
Ⅰ．流動負債						
1．支払手形	643		548		95	
2．買掛金	20,921		22,118		△ 1,197	
3．関係会社短期借入金	61,203		52,674		8,529	
4．未払金	6,205		9,623		△ 3,418	
5．未払外注加工費	9,275		8,481		794	
6．未払法人税等	9,241		8,713		528	
7．未払費用	8,267		10,483		△ 2,216	
8．預り金	7,002		6,863		139	
9．賞与引当金	2,997		2,909		88	
10．設備支払手形	3		183		△ 180	
11．その他	622		233		389	
流動負債合計	126,385	55.6	122,835	56.1	3,550	2.9
Ⅱ．固定負債						
1．特別修繕引当金	793		602		191	
2．その他	47		26		21	
固定負債合計	840	0.4	628	0.3	212	33.8
負債合計	127,225	56.0	123,464	56.4	3,761	3.0
（純資産の部）						
Ⅰ．株主資本						
1．資本金	6,264	2.8	—	—	—	—
2．資本剰余金						
(1) 資本準備金	15,898		—		—	—
資本剰余金合計	15,898	7.0	—	—	—	—
3．利益剰余金						
(1) 利益準備金	1,566		—		—	—
(2) その他利益剰余金			—		—	—
特別償却準備金	438		—		—	—
固定資産圧縮積立金	592		—		—	—
別途積立金	—		—		—	—
繰越利益剰余金	87,714		—		—	—
利益剰余金合計	90,311	39.7	—	—	—	—
4．自己株式	△ 12,753	△ 5.6	—	—	—	—
5．自己株式申込証拠金	1	0.0	—	—	—	—
株主資本合計	99,722	43.9	—	—	—	—
Ⅱ．評価・換算差額等						
1．その他有価証券評価差額金	△ 86	△ 0.0	—	—	—	—
評価・換算差額等合計	△ 86	△ 0.0	—	—	—	—
Ⅲ．新株予約権	167	0.1				
純資産合計	99,803	44.0	—	—	—	—
負債及び純資産合計	227,029	100.0	—	—	—	—

（単位：百万円未満切捨）

科目	当事業年度 平成19年3月31日現在		前事業年度 平成18年3月31日現在		増減	
	金額	構成比(%)	金額	構成比(%)	金額	増減率(%)
（資本の部）						
Ⅰ．資本金	―	―	6,264	2.9	―	―
Ⅱ．資本剰余金						
(1) 資本準備金	―		15,898		―	―
資本剰余金合計	―	―	15,898	7.3	―	―
Ⅲ．利益剰余金						
(1) 利益準備金	―		1,566		―	―
(2) 特別償却準備金	―		392		―	―
(3) 固定資産圧縮積立金	―		640		―	―
(4) 別途積立金	―		123,341		―	―
(5) 当期未処分利益	―		△ 36,334		―	―
利益剰余金合計	―	―	89,606	40.8	―	―
Ⅳ．その他有価証券評価差額金	―	―	109	0.0	―	―
Ⅴ．自己株式	―	―	△ 16,279	△ 7.4	―	―
資本合計	―	―	95,598	43.6	―	―
負債、少数株主持分及び資本合計	―	―	219,063	100.0	―	―

（注）

	当事業年度	前事業年度
1．自己株式の残高	12,753 百万円	16,279 百万円
およびその数	3,447,681 株	4,401,607 株
2．減価償却累計額	101,017 百万円	100,219 百万円

（2）損益計算書

（単位：百万円未満切捨）

科目	当事業年度 自 平成18年4月 1日 至 平成19年3月31日		前事業年度 自 平成17年4月1日 至 平成18年3月31日		増減	
	金額	百分比 %	金額	百分比 %	増減額	増減率 %
Ⅰ. 売上高	274,961	100.0	248,195	100.0	26,766	10.8
Ⅱ. 売上原価	205,675	74.8	182,334	73.5	23,341	12.8
売上総利益	69,286	25.2	65,861	26.5	3,425	5.2
Ⅲ. 販売費及び一般管理費	40,826	14.8	36,114	14.5	4,712	13.0
営業利益	28,459	10.4	29,746	12.0	△ 1,287	△ 4.3
Ⅳ. 営業外収益	16,861	6.1	15,972	6.4	889	5.6
1. 受取利息	647		346		301	87.0
2. 受取配当金	3,884		5,883		△ 1,999	△ 34.0
3. 雑収益	12,329		9,743		2,586	26.5
Ⅴ. 営業外費用	6,324	2.3	929	0.4	5,395	580.7
1. 支払利息	2,214		747		1,467	196.4
2. 雑損失	4,110		182		3,928	2158.2
経常利益	38,996	14.2	44,788	18.0	△ 5,792	△ 12.9
Ⅵ. 特別利益	10,903	4.0	1,271	0.5	9,632	757.8
1. 固定資産売却益	9,595		42		9,553	
2. 子会社株式売却益	772		—		772	
3. 貸倒引当金戻入益	283		—		283	
4. 特別修繕引当金戻入益	13		121		△ 108	
5. その他特別利益	239		1,106		△ 867	
Ⅶ. 特別損失	4,818	1.8	9,806	3.9	△ 4,988	△ 50.9
1. 固定資産処分損	2,498		411		2,087	
2. 環境整備費	767		3,725		△ 2,958	
3. 退職加算金	732		1,421		△ 689	
4. 減損損失	87		1,232		△ 1,145	
5. 投資有価証券評価損	7		13		△ 6	
6. その他特別損失	725		3,001		△ 2,276	
税引前当期純利益	45,081	16.4	36,254	14.6	8,827	24.3
法人税、住民税及び事業税	14,041	5.1	14,240	5.7	△ 199	△ 1.4
法人税等調整額	1,290	0.5	△ 48	△ 0.0	1,338	—
当期純利益	29,750	10.8	22,062	8.9	7,688	34.8
前期繰越利益	—		9,029		—	
自己株式消却額	—		53,180		—	
自己株式処分差損	—		871		—	
中間配当額	—		13,373		—	
当期未処分利益	—		—		—	
当期未処理損失	—		36,334		—	
1株当たり当期純利益	69.03 円		50.14 円		18.89 円	
潜在株式調整後1株当たり当期純利益	68.77 円		49.96 円		18.81 円	

（3）株主資本等変動計算書

当事業年度（自　平成18年4月1日　至　平成19年3月31日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年3月31日　残高	6,264	15,898	89,606	△ 16,279	－	95,489
当事業年度中の変動額						
剰余金の配当			△ 25,843			△ 25,843
当期純利益			29,750			29,750
自己株式処分差損						
自己株式の取得				△ 12		△ 12
自己株式の処分			△ 1,606	3,539		1,932
その他			△ 1,596		1	△ 1,594
株主資本以外の項目の当事業年度中の変動額（純額）						
当事業年度中の変動額合計	－	－	704	3,526	1	4,232
平成19年3月31日　残高	6,264	15,898	90,311	△ 12,753	1	99,722

	評価・換算差額等					
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計	新株予約権	少数株主持分	純資産合計
平成18年3月31日　残高	109	－	109	0	－	95,598
当事業年度中の変動額						
剰余金の配当						△ 25,843
当期純利益						29,750
自己株式処分差損						
自己株式の取得						△ 12
自己株式の処分						1,932
その他						△ 1,594
株主資本以外の項目の当事業年度中の変動額（純額）	△ 195		△ 195	167		△ 28
当事業年度中の変動額合計	△ 195	－	△ 195	167	－	4,204
平成19年3月31日　残高	△ 86	－	△ 86	167	－	99,803

（注）

1．発行済株式数に関する事項

株式の種類	前事業年度末	当事業年度中の増加	当事業年度中の減少	当事業年度末
普通株式	435,017,020	－	－	435,017,020

単位：株

2．自己株式数に関する事項

株式の種類	前事業年度末	当事業年度中の増加	当事業年度中の減少	当事業年度末
普通株式	4,401,607	2,861	956,787	3,447,681

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　2,861 株

単元未満株式の買増請求による減少　387 株

ストックオプション行使による減少　956,400 株

（4）個別財務諸表に関する注記事項

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　（単位：百万円未満切捨）

(1) 流動の部	当事業年度 平成19年3月31日現在	前事業年度 平成18年3月31日現在
繰延税金資産		
賞与引当金否認額	1,210	1,175
未払事業税否認額	777	597
退職加算金	207	－
環境整備費否認額	－	1,474
その他	731	1,225
繰延税金資産　合計	2,927	4,473
(2) 固定の部		
繰延税金資産		
減価償却損金算入限度超過額	1,549	1,821
減損損失否認額	622	1,376
固定資産処分損否認額	518	－
貸倒引当金損金算入限度超過額	33	43
その他	229	360
繰延税金資産　合計	2,953	3,602
繰延税金負債		
固定資産圧縮積立金	△ 307	△ 406
特別償却準備金	△ 232	△ 298
その他有価証券評価差額金	－	△ 74
繰延税金負債　合計	△ 539	△ 779
繰延税金資産の純額	2,413	2,822

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当事業年度 自平成18年4月1日 至平成19年3月31日	前事業年度 自平成17年4月1日 至平成18年3月31日
法定実効税率	40.4 %	40.4 %
（調　整）		
交際費等永久に損金に算入されない項目	0.6	3.2
住民税均等割等	0.1	0.2
受取配当金等永久に益金に算入されない項目	△ 3.5	△ 4.8
過年度法人税等戻入額	△ 3.1	－
試験研究費等の特別税額控除	△ 0.8	△ 1.3
その他	0.3	1.4
税効果会計適用後の法人税等の負担率	34.0 %	39.1 %

（5）販売の状況（部門別売上高明細表）

（単位：百万円未満切捨）

期別 部門別	当事業年度 自 平成18年4月1日 至 平成19年3月31日		前事業年度 自 平成17年4月1日 至 平成18年3月31日		増減	
	金額	構成比％	金額	構成比％	金額	増減率％
国内	97,557	45.7	94,602	51.0	2,955	3.1
輸出	115,892	54.3	90,720	49.0	25,172	27.7
エレクトロオプティクス	213,449	77.6	185,322	74.7	28,127	15.2
国内	35,629	67.0	36,065	70.0	△ 436	△ 1.2
輸出	17,516	33.0	15,461	30.0	2,055	13.3
ビジョンケア	53,146	19.3	51,526	20.8	1,620	3.1
国内	7,829	96.6	9,148	95.5	△ 1,319	△ 14.4
輸出	275	3.4	426	4.5	△ 151	△ 35.4
ヘルスケア	8,105	3.0	9,574	3.8	△ 1,469	△ 15.3
国内	235	90.2	1,446	81.6	△ 1,211	△ 83.7
輸出	25	9.8	325	18.4	△ 300	△ 92.3
その他	260	0.1	1,771	0.7	△ 1,511	△ 85.3
国内	141,251	51.4	141,262	56.9	△ 11	△ 0.0
輸出	133,709	48.6	106,933	43.1	26,776	25.0
合計	274,961	100.0	248,195	100.0	26,766	10.8

(注)

1. 従来個別事業として区分表記しておりましたクリスタル事業は、機構改革により売上高が減少し、区分開示の重要性が低下したため、当事業年度より「その他」と表示しております。

2. 平成18年10月1日付でコンタクトレンズの製造部門を会社分割し、当社の全額出資子会社でありますＨＯＹＡヘルスケア株式会社に承継しました。

HOYA

平成19年4月23日

平成19年3月期

第4四半期連結決算概況

自　平成19年1月 1日
至　平成19年3月31日

目　次：

平成19年3月期 第4四半期財務・業績の概況（連結）…… 1
添付資料
1．経営成績
（1）当第4四半期の経営成績に関する分析 …… 2
（2）当第4四半期の財政状態に関する分析 …… 6
2．四半期連結財務諸表
（1）四半期連結貸借対照表 …… 7
（2）四半期連結損益計算書 …… 9
（3）四半期連結株主資本等変動計算書 …… 10
（4）四半期連結キャッシュ・フロー計算書 …… 11
（5）四半期連結財務諸表作成のための基本となる重要な事項及びその変更…… 12
（6）四半期連結財務諸表に関する注記事項
[有価証券及びﾃﾞﾘﾊﾞﾃｨﾌﾞ取引に係る注記] …… 13
[税効果会計に係る注記] …… 14
[退職給付に係る注記] [固定資産の減損に係る注記] …… 15
[1株当たり情報] [重要な後発事象] …… 16
（7）セグメント情報
1．事業の種類別セグメント情報 …… 17
2．所在地別セグメント情報 …… 19
3．海外売上高 …… 20
（8）販売の状況（四半期連結部門別売上高明細表） …… 21

HOYA株式会社

HOYA

平成19年3月期　第４四半期財務・業績の概況（連結）

平成19年4月23日

上場会社名　ＨＯＹＡ株式会社　　上場取引所　東証第一部
コード番号　7741　　本社所在地　東京都
（ＵＲＬ　http://www.hoya.co.jp)
代表者　代表執行役ＣＥＯ 鈴木　洋
問合せ先責任者　ＣＦＯ　江間　賢二　　ＴＥＬ（03）3952-1160

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：　無
②最近連結会計年度からの会計処理の方法の変更の有無　：　有
（内容）セグメント区分の変更
③連結及び持分法の適用範囲の異動の有無　：　有
18年3月期第4四半期比　連結（新規）6社、（除外）1社、持分法（新規）－社、（除外）－社

２．平成19年3月期第4四半期財務・業績の概況（平成19年1月1日～平成19年3月31日）

(1)経営成績（連結）の進捗状況　　（注）記載金額は百万円未満を切り捨てて表示しております。

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
19年3月期第4四半期	99,467	10.3	24,631	2.4	26,922	22.2
18年3月期第4四半期	90,204	17.2	24,043	25.6	22,036	7.8
（参考）18年3月期	344,228	11.7	101,095	19.0	103,637	15.8

	四半期（当期）純利益		1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
	百万円	%	円	円
19年3月期第4四半期	19,028	15.2	44.11	43.97
18年3月期第4四半期	16,514	9.2	38.21	38.03
（参考）18年3月期	75,620	17.9	171.71	171.08

（注）売上高、営業利益等におけるパーセント表示は、対前年同期比増減率を示す。

(2)財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円
19年3月期第4四半期	447,644	367,145	81.6	845.98
18年3月期第4四半期	361,537	279,480	77.3	648.87

(3)キャッシュ・フロー（連結）の状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年3月期第4四半期	29,759	△ 13,287	△ 5,323	120,621
18年3月期第4四半期	41,269	△ 11,896	△ 19,304	83,574
（参考）18年3月期	105,855	△ 52,012	△ 85,787	83,574

※1. 当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券ｱﾅﾘｽﾄをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、中間期の連結業績予想を第1四半期（4月1日より6月30日まで）の決算発表時（7月）に公表する予定であり、また、通期の連結業績予想を、第3四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に公表する予定であります。

※2. 本資料は、当社の評価を行うための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承下さい。

1．経営成績

（1）当第4四半期の経営成績に関する分析

①全般の状況

			前年同期比増減率または金額
・売上高	:	99,467 百万円	（ 10.3 %）
・営業利益	:	24,631 百万円	（ 2.4 %）
・経常利益	:	26,922 百万円	（ 22.2 %）
・四半期純利益	:	19,028 百万円	（ 15.2 %）
・1株当たり四半期純利益	:	44.11 円	（ 5.90 円）

・当四半期の経済状況は、米国経済の減速懸念や世界的な株安に伴う一時的な円高の進行を背景に、輸出関連製造業を中心に改善傾向の続いていた景況感に若干の足踏み状態が見られました。しかし設備投資は引き続き高水準で、雇用も拡大を続けており、非製造業にも景気の改善が波及してきた傾向も見られ、全体としては緩やかな景気拡大基調が続きました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、全体に需要は堅調に推移し前年同期に比べて増収となりました。ビジョンケア部門では、メガネレンズの海外市場が堅調な伸びを示し、ヘルスケア部門も好調に推移しともに増収となりました。

・その結果当四半期は、旺盛な需要に応えるための設備投資による立ち上げ費用、償却負担の増加等がありましたが、営業利益、経常利益および四半期純利益いずれも前年同期に比べて増益となりました。

売上高（単位：百万円）と平均為替レート(円/USドル・ユーロ)の四半期別推移


110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
160.00
130.00
100.00
70.00
40.00
132.47 134.87 137.95 137.62 135.25 136.23 140.14 140.92 144.55 148.92 153.08 157.26
109.62 111.02 104.52 105.25 108.36 112.35 117.83 117.16 113.97 116.69 117.76 119.41
74,961 78,486 77,786 76,938 81,777 84,961 87,286 90,204 92,618 99,079 98,929 99,467
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q
売上高
平均為替レート（USドル）
平均為替レート（ユーロ）

（注）四半期推移のグラフの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H19/4Q」は、平成19年3月期の第4四半期（当第4四半期：平成19年1月1日～同3月31日）を、同様に「H18/4Q」は、平成18年3月期の第4四半期（前第4四半期：平成18年1月1日～同3月31日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q
エレクトロオプティクス
ホトニクス
ビジョンケア
ヘルスケア
その他

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
22,365
16,222
23,047
24,404
21,657
22,314
16,123
20,440
25,055
27,465
20,389
24,740
26,974
18,596
27,257
27,162
20,120
24,043
22,036
16,514
27,240
25,139
21,499
28,126
25,700
22,899
27,216
25,148
19,963
26,922
19,028
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q
営業利益
経常利益
四半期純利益

②部門別の状況

				前年同期比増減率
(1)情報・通信分野	売上高	：	55,631 百万円	（　5.2 %）
○エレクトロオプティクス	売上高	：	53,410 百万円	（　6.1 %）
○ホトニクス	売上高	：	2,221 百万円	（△ 12.0 %）

情報・通信分野の売上高の四半期別推移（単位：百万円）


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q H18/3Q H18/4Q H19/1Q H19/2Q H19/3Q H19/4Q
エレクトロオプティクス
ホトニクス

エレクトロオプティクス

・半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べて増収となりました。

・半導体製造用のフォトマスクは、高精度品および次世代向け開発品の受注の増加により前年同期に比べて増収となりました。液晶用大型マスクは、液晶パネルメーカー各社でパネル価格の大幅な下落があり、受注獲得のためのマスクメーカー間の競争も激化し厳しい状況となり、前年同期に比べて減収となりました。

・ＨＤＤ(ハードディスク装置)用ガラスディスクは、需要の季節変動の影響と社内における垂直記憶方式の立上げの遅れを主要因として、第3四半期に比べて減収となりましたが、前年同期比では、ＨＤＤの成長に伴い増収となりました。

・光学レンズは、非球面モールドレンズのみならず研磨レンズも含めてデジタルカメラ向けが全体の伸びを牽引し、カメラ付き携帯電話向けレンズの伸びとあわせて前年同期に比べて増収となりました。

ホトニクス

・レーザーを利用した産業用機器、医療用機器が主力製品で、産業用では半導体、液晶パネルおよび光学機器等のメーカーを顧客としております。市場では厳しい競争や業界の再編があり、前年同期に比べて減収となりました。

				前年同期比増減率
(2)アイケア分野	売上高	：	43,590 百万円	（ 18.5 %）
○ビジョンケア	売上高	：	33,091 百万円	（ 18.8 %）
○ヘルスケア	売上高	：	10,498 百万円	（ 17.3 %）

アイケア分野の売上高の四半期別推移（単位：百万円）



50,000
40,000
30,000
20,000
10,000
0
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
H18/3Q
H18/4Q
H19/1Q
H19/2Q
H19/3Q
H19/4Q
ビジョンケア
ヘルスケア

ビジョンケア

・メガネレンズの国内市場は依然として低迷が続いておりますが、当社では、高機能のコーティングや新設計の累進レンズを中心とした製品の高付加価値化により高価格帯で成長しましたので、低価格帯での厳しい価格競争がありましたものの国内全体の売上は前年同期に比べて微増となりました。

・メガネレンズの海外市場では、すべての地域で新設計の累進レンズや高屈折レンズ等の高付加価値製品の販売の拡大を進めて堅調に推移しました。低価格帯レンズの価格攻勢は海外でも厳しいものがありますが、全体の売上は前年同期に比べて増加しました。

・その結果、部門全体で前年同期に比べて増収となりました。

ヘルスケア

・コンタクトレンズは、引き続き、継続的な新規出店に加えて、専門知識を活かしたコンサルティング販売による遠近両用レンズ等の高付加価値商品の販売拡大により競合との差別化を図り、既存店の業績が好調に推移しましたので、前年同期に比べて増収となりました。

・眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特にイエローレンズが好評で、前年同期に比べて増収となりました。

				前年同期比増減率
(3)その他の事業	売上高	:	246 百万円	(△ 53.7 %)

・クリスタルは、事業の再構築のために規模を縮小しており、サービスは、平成18年3月1日付で人材派遣事業を売却したこともあり、ともに前年同期に比べて減収となりました。

(2) 当第4四半期の財政状態に関する分析

① 資産、負債及び純資産の状況

			当第3四半期末比増減率
・総資産	:	447,644 百万円	(5.7 %)
・純資産	:	367,145 百万円	(6.9 %)
・自己資本比率	:	81.6 %	

・当四半期末は、当第3四半期末に比べて、流動資産が18,703百万円増加し、固定資産は5,463百万円増加しましたので、総資産は24,166百万円増加しました。負債合計は312百万円増加しました。純資産は23,855百万円増加しました。

② キャッシュ・フロー の状況

・営業活動によるキャッシュ・フロー	:	29,759 百万円
・投資活動によるキャッシュ・フロー	:	△ 13,287 百万円
・財務活動によるキャッシュ・フロー	:	△ 5,323 百万円
・現金及び現金同等物期末残高	:	120,621 百万円

・当四半期は、税金等調整前四半期純利益24,872百万円と減価償却費10,744百万円を主体とした現金の増加、および法人税等の支払額3,790百万円を主体とした現金の減少により、営業キャッシュ・フローは29,759百万円となりました。フリー・キャッシュ・フローは16,472百万円となりました。現金及び現金同等物の期末残高は、当期第3四半期末に比べて14,873百万円増加しました。

2．四半期連結財務諸表

（1）四半期連結貸借対照表

（単位：百万円未満切捨）

科目	当第4四半期 平成19年3月31日現在		当第3四半期 平成18年12月31日現在		増減		前第4四半期 平成18年3月31日現在	
	金額	構成比 (%)	金額	構成比 (%)	金額	増減率 (%)	金額	構成比 (%)
（資産の部）								
Ⅰ．流動資産								
1．現金及び預金	120,621		105,748		14,873		83,574	
2．受取手形及び売掛金	94,296		93,673		623		78,380	
3．たな卸資産	49,721		47,861		1,860		41,178	
4．繰延税金資産	7,067		4,781		2,286		7,407	
5．その他	5,309		6,151		△ 842		3,246	
6．貸倒引当金	△ 1,311		△ 1,213		△ 98		△ 1,512	
流動資産合計	275,706	61.6	257,003	60.7	18,703	7.3	212,273	58.7
Ⅱ．固定資産								
1．有形固定資産								
(1) 建物及び構築物	33,871		31,716		2,155		29,548	
(2) 機械装置及び運搬具	75,961		74,759		1,202		58,493	
(3) 工具器具備品	12,311		12,451		△ 140		10,716	
(4) 土地	9,154		9,066		88		8,648	
(5) 建設仮勘定	11,918		10,916		1,002		13,196	
有形固定資産合計	143,218	32.0	138,908	32.8	4,310	3.1	120,603	33.4
2．無形固定資産								
無形固定資産合計	6,248	1.4	5,952	1.4	296	5.0	7,424	2.1
3．投資その他の資産								
(1) 投資有価証券	14,575		14,085		490		14,060	
(2) 繰延税金資産	2,723		2,896		△ 173		2,757	
(3) その他	5,493		4,947		546		4,601	
(4) 貸倒引当金	△ 322		△ 316		△ 6		△ 295	
投資その他の資産合計	22,470	5.0	21,613	5.1	857	4.0	21,123	5.8
固定資産合計	171,937	38.4	166,474	39.3	5,463	3.3	149,152	41.3
Ⅲ．繰延資産								
繰延資産合計	－	－	－	－	－	－	111	0.0
資産合計	447,644	100.0	423,478	100.0	24,166	5.7	361,537	100.0

（単位：百万円未満切捨）

科目	当第4四半期 平成19年3月31日現在 金額	構成比(%)	当第3四半期 平成18年12月31日現在 金額	構成比(%)	増減 金額	増減率(%)	前第4四半期 平成18年3月31日現在 金額	構成比(%)
（負債の部）								
Ⅰ．流動負債								
1. 支払手形及び買掛金	28,779		28,612		167		28,070	
2. コマーシャル・ペーパー	—		5,997		△ 5,997		—	
3. 未払法人税等	12,821		8,623		4,198		14,342	
4. 賞与引当金	4,327		2,248		2,079		4,207	
5. その他	32,252		32,756		△ 504		32,685	
流動負債合計	78,181	17.5	78,238	18.5	△ 57	△ 0.1	79,305	21.9
Ⅱ．固定負債								
1. 特別修繕引当金	890		778		112		619	
2. その他	1,427		1,170		257		1,211	
固定負債合計	2,317	0.5	1,949	0.5	368	18.9	1,831	0.5
負債合計	80,499	18.0	80,187	19.0	312	0.4	81,137	22.4
（純資産の部）								
Ⅰ．株主資本								
1. 資本金	6,264		6,264		—		—	
2. 資本剰余金	15,898		15,898		—		—	
3. 利益剰余金	322,513		304,051		18,462		—	
4. 自己株式	△ 12,753		△ 13,998		1,245		—	
5. 自己株式申込証拠金	1		45		△ 44		—	
株主資本合計	331,924	74.2	312,261	73.7	19,663	6.3	—	—
Ⅱ．評価・換算差額等								
1. その他有価証券評価差額金	△ 85		△ 36		△ 49		—	
2. 為替換算調整勘定	33,263		29,162		4,101		—	
評価・換算差額等合計	33,177	7.4	29,126	6.9	4,051	13.9	—	—
Ⅲ．新株予約権	167	0.0	66	0.0	101	153.0	—	—
Ⅳ．少数株主持分	1,876	0.4	1,836	0.4	40	2.2	—	—
純資産合計	367,145	82.0	343,290	81.0	23,855	6.9	—	—
負債及び純資産合計	447,644	100.0	423,478	100.0	24,166	5.7	—	—
（少数株主持分）								
少数株主持分	—	—	—	—	—	—	919	0.3
（資本の部）								
Ⅰ．資本金	—	—	—	—	—	—	6,264	1.7
Ⅱ．資本剰余金	—	—	—	—	—	—	15,898	4.4
Ⅲ．利益剰余金	—	—	—	—	—	—	266,345	73.7
Ⅳ．その他有価証券評価差額金	—	—	—	—	—	—	110	0.0
Ⅴ．為替換算調整勘定	—	—	—	—	—	—	7,142	2.0
Ⅵ．自己株式	—	—	—	—	—	—	△ 16,279	△ 4.5
資本合計	—	—	—	—	—	—	279,480	77.3
負債、少数株主持分及び資本合計	—	—	—	—	—	—	361,537	100.0

（注）	当第4四半期	当第3四半期	前第4四半期
1．有形固定資産の減価償却累計額	223,095 百万円	213,543 百万円	181,818 百万円
2．保証債務	2,774 百万円	2,739 百万円	2,210 百万円
3．自己株式数	3,447,681 株	3,784,297 株	4,401,607 株

(2) 四半期連結損益計算書

(単位：百万円)

科目	当第4四半期 自平成19年1月1日 至平成19年3月31日		前第4四半期 自平成18年1月1日 至平成18年3月31日		増減		当第3四半期 自平成18年10月1日 至平成18年12月31日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
Ⅰ.売上高	99,467	100.0	90,204	100.0	9,263	10.3	98,929	100.0
Ⅱ.売上原価	51,038	51.3	46,839	51.9	4,199	9.0	50,716	51.3
売上総利益	48,428	48.7	43,364	48.1	5,064	11.7	48,214	48.7
Ⅲ.販売費及び一般管理費	23,798	23.9	19,321	21.4	4,477	23.2	20,997	21.2
営業利益	24,631	24.8	24,043	26.7	588	2.4	27,216	27.5
Ⅳ.営業外収益	2,939	3.0	655	0.7	2,284	348.7	2,472	2.5
1.受取利息	1,114		332		782		567	
2.為替差益	734		—		734		—	
3.持分法による投資利益	586		—		586		894	
4.その他	503		322		181		1,011	
Ⅴ.営業外費用	648	0.7	2,663	3.0	△ 2,015	△ 75.7	4,540	4.6
1.支払利息	44		40		4		6	
2.売上割引	238		193		45		207	
3.為替差損	—		1,235		△ 1,235		3,085	
4.持分法による投資損失	—		601		△ 601		—	
5.その他	365		591		△ 226		1,242	
経常利益	26,922	27.1	22,036	24.4	4,886	22.2	25,148	25.4
Ⅵ.特別利益	65	0.1	585	0.6	△ 520	△ 88.9	340	0.3
1.固定資産売却益	5		52		△ 47		17	
2.その他	60		533		△ 473		322	
Ⅶ.特別損失	2,115	2.2	1,663	1.8	452	27.2	381	0.3
1.退職加算金	837		162		675		119	
2.固定資産処分損	491		231		260		178	
3.環境整備費	17		140		△ 123		10	
4.減損損失	1		785		△ 784		4	
5.その他	769		344		425		69	
税金等調整前四半期純利益	24,872	25.0	20,958	23.2	3,914	18.7	25,106	25.4
法人税、住民税及び事業税	7,963	8.0	5,312	5.9	2,651	49.9	2,181	2.2
法人税等調整額	△ 2,188	△ 2.2	△ 778	△ 0.9	△ 1,410	181.2	2,905	2.9
少数株主利益	67	0.1	△ 89	△ 0.1	156	—	56	0.1
四半期純利益	19,028	19.1	16,514	18.3	2,514	15.2	19,963	20.2
1株当たり四半期純利益	44.11 円		38.21 円		5.90 円		46.32 円	
潜在株式調整後1株当たり四半期純利益	43.97 円		38.03 円		5.94 円		46.14 円	

(注)

在外連結子会社の売上高の換算に関する事項

(1)当第4四半期の売上高・損益を、前年同期の為替レートで換算した場合の金額とその差額

科目	当四半期レートで換算	前年同期のレートで換算	差額
売上高	99,467 百万円	97,457 百万円	2,010 百万円
営業利益	24,631 百万円	23,106 百万円	1,525 百万円
経常利益	26,922 百万円	25,149 百万円	1,773 百万円
四半期純利益	19,028 百万円	17,498 百万円	1,530 百万円

(2)主要通貨の換算レートと前年同期比変動率

主要通貨		当四半期為替レート	前年同期為替レート	変動率	当第3四半期為替レート
USドル	US$	119.41 円	117.16 円	-1.9% (円安)	117.76 円
ユーロ	EURO	157.26 円	140.92 円	-11.6% (円安)	153.08 円
タイ・バーツ	BAHT	3.58 円	3.00 円	-19.3% (円安)	3.27 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均　　(変動率が－の場合は円安)

(3) 四半期連結株主資本等変動計算書

当第4四半期（自　平成19年1月1日　至　平成19年3月31日）

（単位：百万円未満切捨）

	株主資本					
	資本金	資本剰余金	利益剰余金	自己株式	自己株式申込証拠金	株主資本合計
平成18年12月31日　残高	6,264	15,898	304,051	△ 13,998	45	312,261
当四半期中の変動額						
剰余金の配当						
四半期純利益			19,028			19,028
自己株式の取得				△ 3		△ 3
自己株式の処分			△ 565	1,247		681
在外連結子会社の会計基準変更に伴う変動額						
その他					△ 43	△ 43
株主資本以外の項目の当四半期中の変動額（純額）						
当四半期中の変動額合計	—	—	18,462	1,244	△ 43	19,663
平成19年3月31日　残高	6,264	15,898	322,513	△ 12,753	1	331,924

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年12月31日　残高	△ 36	29,162	29,126	66	1,836	343,290
当四半期中の変動額						
剰余金の配当						
四半期純利益						19,028
自己株式の取得						△ 3
自己株式の処分						681
在外連結子会社の会計基準変更に伴う変動額						
その他						△ 43
株主資本以外の項目の当四半期中の変動額（純額）	△ 49	4,100	4,051	167	39	4,258
当四半期中の変動額合計	△ 49	4,100	4,051	100	39	23,854
平成19年3月31日　残高	△ 85	33,263	33,177	167	1,876	367,145

(注)

1．発行済株式数に関する事項

株式の種類	当第3四半期末	当四半期中の増加	当四半期中の減少	当第4四半期末
普通株式	435,017,020	—	—	435,017,020

単位：株

2．自己株式数に関する事項

株式の種類	当第3四半期末	当四半期中の増加	当四半期中の減少	当第4四半期末
普通株式	3,784,297	724	337,340	3,447,681

単位：株

増加・減少の内訳（理由）は次のとおりであります。

単元未満株式の買取による増加　724 株
単元未満株式の買増請求による減少　140 株
ストックオプション行使による減少　337,200 株

（4）四半期連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目　　　期別	当第４四半期 自平成19年1月1日 至平成19年3月31日 金額	前第４四半期 自平成18年1月1日 至平成18年3月31日 金額	増減 金額	当第３四半期 自平成18年10月1日 至平成18年12月31日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	24,872	20,958	3,914	25,106
減価償却費	10,744	7,821	2,923	9,528
減損損失	1	785	△ 784	4
営業譲渡益	－	△ 594	594	－
貸倒引当金の増加額又は減少額（△）	103	24	79	△ 4
賞与引当金の増加額又は減少額（△）	2,105	2,120	△ 15	△ 1,900
特別修繕引当金の増加額又は減少額（△）	111	△ 137	248	114
受取利息及び受取配当金	△ 1,104	△ 332	△ 772	△ 579
支払利息	44	40	4	6
為替差損又は為替差益（△）	900	72	828	553
持分法による投資損失又は投資利益（△）	△ 586	601	△ 1,187	△ 894
固定資産売却益	△ 5	△ 52	47	△ 17
固定資産処分損	490	231	259	178
その他	△ 2,394	1,177	△ 3,571	908
売上債権の減少額又は増加額（△）	△ 701	5,415	△ 6,116	△ 1,590
たな卸資産の減少額又は増加額（△）	△ 897	1,215	△ 2,112	△ 571
その他流動資産の減少額又は増加額（△）	1,399	3,714	△ 2,315	△ 542
仕入債務の増加額又は減少額（△）	△ 96	△ 349	253	△ 2,207
未払消費税等の増加額又は減少額（△）	△ 453	△ 253	△ 200	△ 279
その他流動負債の増加額又は減少額（△）	△ 1,882	△ 214	△ 1,668	480
小計	32,650	42,245	△ 9,595	28,291
利息及び配当金の受取額	910	339	571	437
利息の支払額	△ 10	△ 41	31	△ 4
法人税等の支払額	△ 3,790	△ 1,273	△ 2,517	△ 8,774
営業活動によるキャッシュ・フロー	29,759	41,269	△ 11,510	19,950
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 11,816	△ 10,609	△ 1,207	△ 12,899
有形固定資産の売却による収入	16	45	△ 29	9,626
投資有価証券の取得による支出	△ 203	△ 536	333	－
連結範囲の変更に伴う子会社株式の取得	－	△ 337	337	－
貸付による支出	△ 500	－	△ 500	△ 73
貸付金の回収による収入	8	22	△ 14	5
その他投資に関する支出	△ 897	△ 1,382	485	△ 505
その他投資に関する収入	104	72	32	48
営業譲渡による収入	－	830	△ 830	－
投資活動によるキャッシュ・フロー	△ 13,287	△ 11,896	△ 1,391	△ 3,797
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	△ 5,997	△ 20,000	14,003	△ 1,499
自己株式の取得による支出	△ 3	△ 3	0	△ 3
自己株式の売却による収入	635	698	△ 63	869
親会社による配当金の支払額	42	－	42	△ 12,932
財務活動によるキャッシュ・フロー	△ 5,323	△ 19,304	13,981	△ 13,566
Ⅳ 現金及び現金同等物に係る換算差額	3,725	△ 952	4,677	4,476
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	14,873	9,115	5,758	7,062
Ⅵ 現金及び現金同等物期首残高	105,748	74,458	31,290	98,685
Ⅶ 現金及び現金同等物期末残高	120,621	83,574	37,047	105,748

（注）

1. キャッシュ・フローに関する数値の△は、現金及び現金同等物の流出を示しております。
2. 現金及び現金同等物の四半期末残高と連結貸借対照表に掲記されている科目の金額は以下のとおりです：

	当第4四半期	前第4四半期	当第3四半期
現金及び預金勘定	120,621	83,574	105,748
現金及び現金同等物	120,621	83,574	105,748

3. 重要な非資金取引の内容

当第4四半期（自平成19年1月1日 至平成19年3月31日）及び当第3四半期（自平成18年10月1日 至平成18年12月31日）

該当事項はありません。

前第4四半期（自平成18年1月1日　至平成18年3月31日）

自己株式の消却　　53,180百万円

（平成18年2月1日付、14,379,000株を消却しました。本消却後の発行済株式数は435,017,020株になりました。）

（5）四半期連結財務諸表作成のための基本となる重要な事項及びその変更

(1) 連結範囲及び持分法の適用に関する事項
・ 連結子会社数　６７社
主要会社名　　　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　　４社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）
・ 連結範囲及び持分法の適用の異動状況
① 連結範囲　：
a.前年同期末（前第4四半期末＝平成18年3月末）との比較＝5社増加
・新規設立により5社増加　　・ HOYA LENS INDIA PRIVATE LIMITED.（ｲﾝﾄﾞ）
・ HOYA LENS VIETNAM LTD.（ﾍﾞﾄﾅﾑ）
・ その他3社（海外）

・買収により１社増加　　・ HOYA HILL OPTICS SA (PTY) LTD.（南ｱﾌﾘｶ）

・子会社どうしの合併により1社減少　　・ HOYA CRYSTAL, INC.（米国）
※HOYA CORPORATION USA(米国）に吸収合併

b.直前四半期末（当第3四半期末＝平成18年12月末）との比較＝4社増加
・新規設立により4社増加　　・ HOYA LENS VIETNAM LTD.（ﾍﾞﾄﾅﾑ）
・ その他3社（海外）

② 持分法適用会社　：
a.前年同期末（前第4四半期末＝平成18年3月末）との比較
・該当事項はありません。

b.直前四半期末（当第3四半期末＝平成18年12月末）との比較
・該当事項はありません。

	当第4四半期 平成19年 3月31日現在	前第4四半期 平成18年 3月31日現在	増　減	当第3四半期 平成18年 12月31日現在
連結子会社数	67 (国内5、海外62)	62 (国内5、海外57)	+5 (国内-、海外+5)	63 (国内5、海外58)
非連結子会社数	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)	－ (国内-、海外-)
関連会社数	4 (国内4、海外-)	5 (国内5、海外-)	-1 (国内-1、海外-)	4 (国内4、海外-)
（うち持分法適用会社数）	(1) (国内1、海外-)	(1) (国内1、海外-)	(-) (国内-、海外-)	(1) (国内1、海外-)
グループ合計（うち持分法適用会社数）	71社 (1社)	67社 (1社)	+4社 (－)	67社 (1社)

上記以外の連結財務諸表作成のための基本となる重要な事項は、最近の有価証券報告書（平成18年6月23日提出）における記載から重要な変更がないため開示を省略しております。

(2) 会計方針の変更：該当事項はありません。

(3) 会計基準の変更

会計基準の変更に伴い、当連結会計年度の中間連結会計期間より、下記の指針を適用しております。

・ 「企業結合に係る会計基準」及び「事業分離等に関する会計基準」並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」を適用しております。

・ 「貸借対照表の純資産の部の表示に関する会計基準」及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」並びに「自己株式及び準備金の額の減少等に関する会計基準」及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」を適用しております。

・ 「役員賞与に関する会計基準」を適用しております。

・ 「ストック・オプション等に関する会計基準」及び「ストック・オプション等に関する会計基準等の適用指針」を適用しております。

（6）四半期連結財務諸表に関する注記事項

（※決算短信における開示の必要性が大きくないと考えられる注記は開示を省略しております。）

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第4四半期（平成19年3月31日現在）			当第3四半期（平成18年12月31日現在）			前第4四半期（平成18年3月31日現在）		
(1)満期保有目的の債	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
該当なし	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	1,692	1,541	△ 150	1,692	1,629	△ 63	1,692	1,874	181
②債券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社債	－	－	－	－	－	－	－	－	－
その他	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	1,692	1,541	△ 150	1,692	1,629	△ 63	1,692	1,874	181

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第4四半期（平成19年3月31日現在）	当第3四半期（平成18年12月31日現在）	前第4四半期（平成18年3月31日現在）
(1)満期保有目的の債	連結貸借対照表 計上額	連結貸借対照表 計上額	連結貸借対照表 計上額
該当なし	－	－	－
(2)関係会社株式	連結貸借対照表 計上額	連結貸借対照表 計上額	連結貸借対照表 計上額
①非上場株式	11,678	11,287	11,104
計	11,678	11,287	11,104
(3)その他有価証券	連結貸借対照表 計上額	連結貸借対照表 計上額	連結貸借対照表 計上額
①非上場株式	1,099	902	802
②その他	256	265	279
計	1,355	1,168	1,081

3．デリバティブ取引の契約額、時価及び評価損益等（当連結会計年度）

(1) 取引の状況に関する事項

取引の内容及び利用目的等

当社グループは、為替相場の変動によるリスクを軽減するため、為替予約取引を行なっております。

イ ヘッジ会計の方法

繰延ヘッジ処理を採用しております。また、為替変動リスクのヘッジについて振当処理の要件を満たしている場合には振当処理を採用しております。

ロ ヘッジ手段とヘッジ対象

ヘッジ手段…………… 為替予約

ヘッジ対象…………… 外貨建借入金

(2) 取引の時価等に関する事項

ヘッジ会計を適用しているもの以外のデリバティブ取引はありません。

[税効果会計に係る注記]

(単位：百万円未満切捨)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	当第４四半期 平成19年 3月31日現在	当第３四半期 平成18年 12月31日現在	前第４四半期 平成18年 3月31日現在
(1) 流動の部			
繰延税金資産			
たな卸資産未実現利益	2,647	2,441	1,692
賞与引当金否認額	1,655	851	1,601
未払事業税否認額	922	435	727
たな卸資産評価損否認額	78	−	253
環境整備費否認額	−	3	1,474
その他	1,763	1,048	1,657
繰延税金資産　合計	7,067	4,781	7,407
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,576	1,614	1,962
減損損失否認額	622	621	1,376
固定資産処分損否認額	518	518	−
貸倒引当金損金算入限度超過額	110	111	105
その他	600	732	258
繰延税金資産　合計	3,429	3,598	3,702
繰延税金負債			
固定資産圧縮積立金	△ 307	△ 315	△ 406
特別償却準備金	△ 232	△ 220	△ 298
その他有価証券評価差額金	−	−	△ 74
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 705	△ 702	△ 945
繰延税金資産の純額	2,723	2,896	2,757

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第4四半期 自平成19年1月1日 至平成19年3月31日	前第4四半期 自平成18年1月1日 至平成18年3月31日	当第3四半期 自平成18年10月1日 至平成18年12月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
(調　整)			
海外連結子会社の税率差異	△ 16.0	△ 21.0	△ 18.1
交際費等永久に損金に算入されない項目	0.2	0.7	0.4
住民税均等割等	0.1	0.1	0.1
持分法による投資利益	△ 1.0	1.2	△ 1.4
試験研究費等の特別税額控除	△ 2.0	△ 0.6	△ 0.4
その他	1.5	0.8	△ 0.7
税効果会計適用後の法人税等の負担率	23.2	21.6	20.3

[退職給付に係る注記]

（単位：百万円）

1．当社グループの採用する退職給付制度

当社および国内連結子会社は、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、平成16年5月26日に厚生労働大臣より清算結了の承認を受けております。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当第４四半期 自平成19年1月1日 至平成19年3月31日	前第４四半期 自平成18年1月1日 至平成18年3月31日	当第３四半期 自平成18年10月1日 至平成18年12月31日
退職加算金	837	162	119
退職給付費用	837	162	119

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円）

当社グループは、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における東京スタジオ（昭島工場内）等

場　所　：　東京都昭島市等
用　途　：　クリスタル製造設備等
種　類　：　機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第４四半期 自平成19年1月1日 至平成19年3月31日	前第４四半期 自平成18年1月1日 至平成18年3月31日	当第３四半期 自平成18年10月1日 至平成18年12月31日
機械装置他	1	417	4
計	1	417	4

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) 本社部門における賃貸資産

場　所　：　東京都町田市
用　途　：　賃貸
種　類　：　土地

東京都町田市の賃貸資産は、市場地価の下落などにより、同資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第４四半期 自平成19年1月1日 至平成19年3月31日	前第４四半期 自平成18年1月1日 至平成18年3月31日	当第３四半期 自平成18年10月1日 至平成18年12月31日
土地	－	368	－
計	－	368	－

なお、当資産グループの回収可能価額は、公示価格により測定しております。

［1株当たり情報］

科　目	当第4四半期 自 平成19年1月 1日 至 平成19年3月31日	前第4四半期 自 平成18年1月 1日 至 平成18年3月31日	当第3四半期 自 平成18年10月 1日 至 平成18年12月31日
1株当たり純資産額	845.98 円	648.87 円	791.55 円
1株当たり四半期純利益金額	44.11 円	38.21 円	46.32 円
潜在株式調整後 1株当たり四半期純利益金額	43.97 円	38.03 円	46.14 円

（注）

1株当たり純資産額、1株当たり四半期純利益金額及び潜在株式調整後1株当たり四半期純利益金額の算定上の基礎は、以下のとおりであります。

科　目	当第4四半期 自 平成19年1月 1日 至 平成19年3月31日	前第4四半期 自 平成18年1月 1日 至 平成18年3月31日	当第3四半期 自 平成18年10月 1日 至 平成18年12月31日
1株当たり純資産額			
連結貸借対照表上の純資産額（百万円）	367,145	279,480	343,290
普通株主に帰属しない金額（百万円）	2,044	65	1,947
（うち少数株主持分）	1,876	－	1,836
（うち自己株式申込証拠金）	1	－	45
（うち新株予約権）	167	－	66
（うち役員賞与（子会社分））	－	65	－
普通株式に係る純資産額（百万円）	365,100	279,415	341,342
自己株式を除いた期末発行済株式数（株）	431,569,339	430,615,413	431,232,723
1株当たり四半期純利益金額			
四半期純利益（百万円）	19,028	16,514	19,963
普通株主に帰属しない金額（百万円）	－	65	－
（うち役員賞与（子会社分））	－	65	－
普通株式に係る四半期純利益（百万円）	19,028	16,449	19,963
期中平均株式数（株）	431,413,106	430,459,908	431,037,606
潜在株式調整後1株当たり四半期純利益金額			
四半期純利益（百万円）	19,028	16,514	19,963
普通株主に帰属しない金額（百万円）	－	65	－
（うち役員賞与（子会社分））	－	65	－
普通株式に係る四半期純利益（百万円）	19,028	16,449	19,963
普通株式増加数（株）	1,313,160	1,996,348	1,614,152
（うち新株予約権）（株）	(1,313,160)	(1,996,348)	(1,614,152)
期中平均株式数（株）	432,726,266	432,456,256	432,651,758

［重要な後発事象］

「当社とペンタックス株式会社の経営統合の経過について」

当社とペンタックス株式会社（以下「ペンタックス」といいます）は、平成18年12月21日に、平成19年10月1日をもって合併するという基本合意を結びました。

しかしながら、協議を進めていく過程で、合併という形での両社の経営統合は実務上困難な状況に至りましたので、平成19年4月7日に、基本合意書に基づき、ペンタックスに対し、統合の代替的方法として株式の公開買い付け（ＴＯＢ）につき協議を行いたい旨の申し入れをしました。

その後、ＴＯＢを含めて交渉は継続中でありますが、当社の最終的な目的は企業価値の向上であり、その目的に沿って最良の方法を選択してまいります。

(7) セグメント情報

1. 事業の種類別セグメント情報

(単位：百万円)

期別 / 科目 \ セグメント	当第4四半期 自 平成19年1月1日 至 平成19年3月31日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1. 売上高及び営業損益								
(1)外部顧客に対する売上高	53,410	2,221	33,091	10,498	246	99,467	−	99,467
(2)セグメント間の内部売上高又は振替高	103	58	2	0	698	862	(862)	−
計	53,512	2,280	33,094	10,498	945	100,329	(862)	99,467
営業費用	36,079	2,230	27,351	7,913	989	74,563	273	74,837
営業利益又は営業損失(△)	17,434	49	5,743	2,585	△ 45	25,766	(1,135)	24,631
営業利益率	32.6%	2.1%	17.4%	24.6%	-4.8%	25.7%	−	24.8%
2. 資産、減価償却費及び資本的支出等								
資産	258,746	7,760	118,228	24,410	2,518	411,664	35,979	447,644
減価償却費	7,992	35	2,313	343	11	10,696	48	10,744
減損損失	−	−	−	−	1	1	−	1
資本的支出	11,595	35	2,423	477	0	14,533	14	14,547
研究開発費	2,844	334	506	411	37	4,133	−	4,133
従業員数(名)	19,570	199	7,506	910	198	28,383	67	28,450

期別 / 科目 \ セグメント	前第4四半期 自 平成18年1月1日 至 平成18年3月31日							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
1. 売上高及び営業損益								
(1)外部顧客に対する売上高	50,357	2,524	27,844	8,946	530	90,204	−	90,204
(2)セグメント間の内部売上高又は振替高	67	47	△ 1	0	951	1,062	(1,062)	−
計	50,425	2,571	27,843	8,947	1,481	91,266	(1,062)	90,204
営業費用	31,879	2,329	22,647	8,266	1,511	66,630	(470)	66,161
営業利益又は営業損失(△)	18,546	241	5,197	681	△ 29	24,636	(593)	24,043
営業利益率	36.8%	9.4%	18.7%	7.6%	-2.0%	27.0%	−	26.7%
2. 資産、減価償却費及び資本的支出等								
資産	204,191	7,605	98,243	19,927	4,824	334,792	26,745	361,537
減価償却費	5,679	33	1,805	253	13	7,786	35	7,821
減損損失	−	−	−	−	417	417	368	785
資本的支出	8,364	68	2,015	957	477	11,884	35	11,919
研究開発費	1,874	902	696	852	18	4,344	−	4,344
従業員数(名)	17,133	191	6,794	733	271	25,122	54	25,176

<参考> 前年同期との増減比較は、次のとおりです：

科目 \ セグメント	増減							
	情報・通信		アイケア		その他	計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア				
売上高 増減額								
(1)外部顧客に対する売上高増減額	3,053	△ 303	5,247	1,552	△ 284	9,263	−	9,263
外部売上高の増減率	6.1%	-12.0%	18.8%	17.3%	-53.6%	10.3%	−	10.3%
(2)セグメント間売上高又は振替高増減額	36	11	3	0	△ 253	△ 200	200	−
計	3,087	△ 291	5,251	1,551	△ 536	9,063	200	9,263
営業費用増減額	4,200	△ 99	4,704	△ 353	△ 522	7,933	743	8,676
営業損益額増減額	△ 1,112	△ 192	546	1,904	△ 16	1,130	△ 542	588
営業損益の増減率	-6.0%	-79.7%	10.5%	279.6%	55.2%	4.6%	−	2.4%
営業利益率の増減(ポイント)	△ 4.2	△ 7.2	△ 1.3	17.0	△ 2.8	△ 1.3	−	−
資産 増減額	54,555	155	19,985	4,483	△ 2,306	76,872	9,234	86,107
減価償却費 増減額	2,313	2	508	90	△ 2	2,910	13	2,923
減損損失 増減額	−	−	−	−	△ 416	△ 416	△ 368	△ 784
資本的支出 増減額	3,231	△ 33	408	△ 480	△ 477	2,649	△ 21	2,628
研究開発費 増減額	970	△ 568	△ 190	△ 441	19	△ 211	−	△ 211
従業員数(名) 増減数	2,437	8	712	177	△ 73	3,261	13	3,274

（注）

1. 事業区分の方法及び各区分に属する主要製品及び役務の名称

(1) 当連結会計年度より、事業区分並びに主要製品及び役務につき下記のように変更いたします。従来個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、「その他」として合わせて表示することといたしました。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他		ｸﾘｽﾀﾙｶﾞﾗｽ製品、情報ｼｽﾃﾑの構築、業務請負

※ なお、前連結会計年度の事業の種類別セグメント情報につきましては、期間比較の観点から、当連結会計年度と同様の事業区分により実績を計算しなおして記載しております。

(2) 前連結会計年度までの事業区分並びに主要製品及び役務は次のとおりであります。

分野	事業区分	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用ﾌｫﾄﾏｽｸ・ﾏｽｸﾌﾞﾗﾝｸｽ、液晶用ﾏｽｸ・液晶部品、HDD用ｶﾞﾗｽﾃﾞｨｽｸ、光学ﾚﾝｽﾞ・光学ｶﾞﾗｽ、電子用ｶﾞﾗｽ、光通信関連ﾃﾞﾊﾞｲｽ
	ホトニクス	各種ﾚｰｻﾞｰ機器、電子産業用光源、特殊光学ｶﾞﾗｽ
アイケア	ビジョンケア	ﾒｶﾞﾈ用ﾚﾝｽﾞ・ﾌﾚｰﾑ、レンズ加工機器
	ヘルスケア	ｺﾝﾀｸﾄﾚﾝｽﾞ、眼内ﾚﾝｽﾞ
その他	クリスタル	ｸﾘｽﾀﾙｶﾞﾗｽ製品
	サービス	情報ｼｽﾃﾑの構築、人材派遣、業務請負

※ 当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

(3) 前連結会計年度までの事業区分による前第4四半期の事業の種類別セグメント情報は次のとおりであります。

期別 / セグメント / 科目	前第４四半期 自 平成18年1月１日 至 平成18年3月31日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	ﾎﾄﾆｸｽ	ﾋﾞｼﾞｮﾝｹｱ	ﾍﾙｽｹｱ	ｸﾘｽﾀﾙ	ｻｰﾋﾞｽ			
1．売上高及び営業損益									
(1)外部顧客に対する売上高	50,357	2,524	27,844	8,946	181	349	90,204	―	90,204
(2)ｾｸﾞﾒﾝﾄ間の内部売上高又は振替高	67	47	△ 1	0	6	945	1,062	(1,062)	―
計	50,425	2,571	27,843	8,947	187	1,294	91,266	(1,062)	90,204
営業費用	31,879	2,329	22,647	8,266	357	1,154	66,630	(470)	66,161
営業利益又は営業損失(△)	18,546	241	5,197	681	△ 169	140	24,636	(593)	24,043
営業利益率	36.8%	9.4%	18.7%	7.6%	-90.4%	10.8%	27.0%	―	26.7%
2．資産、減価償却費及び資本的支出等									
資産	204,191	7,605	98,243	19,927	840	3,984	334,792	26,745	361,537
減価償却費	5,679	33	1,805	253	―	13	7,786	35	7,821
減損損失	―	―	―	―	417	―	417	368	785
資本的支出	8,364	68	2,015	957	340	137	11,884	35	11,919
研究開発費	1,874	902	696	852	18	―	4,344	―	4,344
従業員数（名）	17,133	191	6,794	733	86	185	25,122	54	25,176

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当第4四半期　909 百万円
前第4四半期　986 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、

当第4四半期　61,381 百万円
前第4四半期　35,135 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円）

科目 ＼ セグメント（期別）	当第４四半期 自 平成19年1月1日 至 平成19年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	66,868	10,062	15,199	7,337	99,467	—	99,467
(2)セグメント間の内部売上高又は振替高	6,449	85	138	39,332	46,005	(46,005)	—
計	73,317	10,147	15,338	46,670	145,471	(46,005)	99,467
営業費用	63,082	10,171	12,762	35,136	121,150	(46,314)	74,837
営業利益又は営業損失（△）	10,236	△ 24	2,576	11,533	24,320	310	24,631
営業利益率	14.0%	-0.2%	16.8%	24.7%	16.7%	—	24.8%
2．資　　産	193,390	13,507	107,564	207,158	521,619	(73,975)	447,644

科目 ＼ セグメント（期別）	前第４四半期 自 平成18年1月1日 至 平成18年3月31日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	61,365	9,590	10,725	8,524	90,204	—	90,204
(2)セグメント間の内部売上高又は振替高	6,149	31	264	32,123	38,566	(38,566)	—
計	67,514	9,621	10,988	40,647	128,770	(38,566)	90,204
営業費用	60,256	9,743	9,102	28,269	107,370	(41,209)	66,161
営業利益	7,258	△ 122	1,886	12,378	21,400	2,643	24,043
営業利益率	10.8%	-1.3%	17.2%	30.5%	16.6%	—	26.7%
2．資　　産	163,840	22,377	63,345	149,298	398,861	(37,323)	361,537

＜参考＞　前期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	5,503	472	4,474	△ 1,187	9,263	—	9,263
外部売上高増減率	9.0%	4.9%	41.7%	-13.9%	10.3%	—	10.3%
(2)セグメント間売上高又は振替高増減額	300	54	△ 126	7,209	7,439	△ 7,439	—
計	5,803	526	4,350	6,023	16,701	△ 7,439	9,263
営業費用増減額	2,826	428	3,660	6,867	13,780	△ 5,105	8,676
営業利益額増減額	2,978	98	690	△ 845	2,920	△ 2,333	588
営業利益額増減率	41.0%	-80.3%	36.6%	-6.8%	13.6%	—	2.4%
資　　産　増減額	29,550	△ 8,870	44,219	57,860	122,758	△ 36,652	86,107

(注)1. 国又は地域の区分の方法及び各区分に属する主な国又は地域
　(1)国又は地域の区分の方法・・・・・・・地理的近接度によっており、当社グループ事業所の所在地別の区分であります。
　(2)各区分に属する主な国又は地域・・・・北米：米国、カナダ等
　欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
　アジア：シンガポール、タイ、中国、韓国、台湾等（オーストラリアを含む）

2. 営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、
　当第4四半期　814 百万円、
　前第4四半期　674 百万円
であり、その主なものは、本社部門に係る費用であります。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は、
　当第4四半期　59,046 百万円、
　前第4四半期　33,958 百万円
であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円）

期別 / 科目 \ セグメント	当第４四半期 自 平成19年1月1日 至 平成19年3月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	11,452	15,758	27,057	1	54,268
連結売上高					99,467
連結売上高に占める海外売上高の割合（%）	11.5%	15.9%	27.2%	0.0%	54.6%
海外売上高における地域別の割合（%）	21.1%	29.0%	49.9%	0.0%	100.0%

期別 / 科目 \ セグメント	前第４四半期 自 平成18年1月1日 至 平成18年3月31日				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高	12,386	11,194	23,665	851	48,096
連結売上高					90,204
連結売上高に占める海外売上高の割合（%）	13.7%	12.4%	26.2%	1.0%	53.3%
海外売上高における地域別の割合（%）	25.7%	23.3%	49.2%	1.8%	100.0%

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 \ セグメント	増　　減				
	北　米	欧　州	アジア	その他の地域	合　計
海外売上高増減額	△ 934	4,564	3,392	△ 850	6,172
連結売上高増減額					9,263
海外売上高増減率（%）	-7.5%	40.8%	14.3%	-99.9%	12.8%

（注）1. 海外売上高は、当社および連結子会社の本邦以外の国又は地域における売上高であります。

2. 国又は地域の区分の方法及び各区分に属する主な国又は地域
   (1)国又は地域の区分の方法・・・・・・・　地理的近接度によっており、顧客の所在地別の区分であります。
   (2)各区分に属する主な国又は地域・・・・　北米：米国、カナダ等
   欧州：オランダ、ドイツ、イギリス等（南アフリカを含む）
   アジア：シンガポール、タイ、韓国、台湾等（オーストラリアを含む）
   その他の地域：サウジアラビア、ブラジル等

（8）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円）

期別 ／ 分野・事業別	当第４四半期 自　平成19年1月1日 至　平成19年3月31日		前第４四半期 自　平成18年1月1日 至　平成18年3月31日		増　減		当第３四半期 自　平成18年10月 1日 至　平成18年12月31日	
	金額	構成比％	金額	構成比％	金額	増減率％	金額	構成比％
国内	24,805	46.4	22,982	45.6	1,823	7.9	24,410	43.2
海外	28,604	53.6	27,375	54.4	1,229	4.5	32,059	56.8
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	53,410	53.7	50,357	55.8	3,053	6.1	56,469	57.1
国内	1,333	60.0	1,376	54.5	△ 43	△ 3.1	1,050	46.7
海外	888	40.0	1,148	45.5	△ 260	△ 22.6	1,196	53.3
ホトニクス	2,221	2.2	2,524	2.8	△ 303	△ 12.0	2,246	2.3
国内	26,139	47.0	24,358	46.1	1,781	7.3	25,460	43.4
海外	29,492	53.0	28,524	53.9	968	3.4	33,255	56.6
情報・通信	55,631	55.9	52,882	58.6	2,749	5.2	58,716	59.4
国内	8,807	26.6	8,705	31.3	102	1.2	8,577	28.8
海外	24,284	73.4	19,139	68.7	5,145	26.9	21,229	71.2
ビジョンケア	33,091	33.3	27,844	30.9	5,247	18.8	29,806	30.1
国内	10,010	95.4	8,571	95.8	1,439	16.8	9,835	96.5
海外	487	4.6	375	4.2	112	29.9	360	3.5
ヘルスケア	10,498	10.6	8,946	9.9	1,552	17.3	10,195	10.3
国内	18,818	43.2	17,276	47.0	1,542	8.9	18,412	46.0
海外	24,772	56.8	19,515	53.0	5,257	26.9	21,589	54.0
アイケア	43,590	43.9	36,791	40.8	6,799	18.5	40,001	40.4
国内	242	98.4	473	89.1	△ 231	△ 48.8	205	96.7
海外	4	1.6	57	10.9	△ 53	△ 93.0	7	3.3
その他	246	0.2	531	0.6	△ 285	△ 53.7	212	0.2
国内	45,199	45.4	42,108	46.7	3,091	7.3	44,078	44.6
海外	54,268	54.6	48,096	53.3	6,172	12.8	54,851	55.4
合計	99,467	100.0	90,204	100.0	9,263	10.3	98,929	100.0

（注）
従来、個別事業として区分表記しておりましたクリスタル事業およびサービス事業は、機構改革により売上高および営業損益が減少し、区分開示の重要性が低下したため、当連結会計年度より「その他」として合わせて表示することとしました。

平成19年4月23日

各　位

会社名　ＨＯＹＡ株式会社
代表者名　代表執行役最高経営責任者　鈴木 洋
（コード7741　東証第一部）
問い合わせ先　IR・広報グループマネジャー
伊藤 直司
電話　03-3952-1160

ペンタックス株式会社との公開買い付けに関する協議継続について

HOYA株式会社は、本日の取締役会において、ペンタックス株式会社(以下「ペンタックス」といいます)との経営統合に関して、経営統合を実現する方法として、2006年12月21日付け「HOYAとペンタックスの経営統合に向けた基本合意について」において予定していた2007年10月1日を合併期日とする合併を断念すること、当社が、ペンタックスの議決権の50%超の取得を目指し、ペンタックスの全株式を対象として、買付価格を1株770円とする公開買付けを行う旨の提案は、引き続き維持することとし、ペンタックス側の理解を得るべく、2007年5月末日まで引き続きペンタックスとの協議を継続すること、および2007年6月以降にペンタックスの最終的賛同を条件とした公開買付けを開始すべく準備を進めることを正式に決議いたしました。

当社とペンタックスは、2006年12月21日付けプレスリリースで発表いたしましたように、両社の保有する経営資源を相互補完的に活用することにより、強固な経営基盤を確立するとともに、シナジー効果の創出と、将来に向けて新たな成長の加速が可能となることから、両社は最善のパートナーであるとの共通の認識に至ったため、対等の精神の下に両社の経営を統合することを目的として、基本合意書を締結いたしました。以後、両社は、今月上旬の合併契約書の締結を目指して、鋭意協議を行ってまいりました。

しかしながら、当社の4月10日付けの「ペンタックス株式会社との経営統合について」に記載のとおり、当社は、ペンタックスの一部株主の状況及び第三者との契約関係の状況等を考慮して、2006年12月21日付けのプレスリリースにおいて予定していた2007年10月1日を合併期日とする合併を行う方法により両社の経営統合を行うことは、実務上難しいとの認識に至りました。かかる認識のもと、合併による経営統合が実務上困難になった場合には基本合意書に定める合併の目的と精神に従い経営統合を行うための代替的方法について速やかに誠実協議する旨を規定した基本合意書の条項に基づき、当社は、4月7日に

ペンタックスに対し、両社間の協議において検討されていた当社がペンタックス株式につき公開買付けを行う方法により両社の経営統合を行うことを正式に提案し、協議の申し入れを行いました。一方、ペンタックスにおいても2007年4月10日に「合併は断念せざるを得ない状況である」こと及び「広い意味での経営統合については、今後とも検討を進める」ことを決議し、公表しております。その後、両社間でこの問題について協議等を行ってまいりましたが、これまでの経緯を踏まえて、本日、当社としても、両社の経営統合を実現する方法として、2006年12月21日付けプレスリリースで記載した形態による合併を行うことを断念することを取締役会で正式に決議いたしました。

もっとも、当社として、「両社にとってお互いが最善のパートナーである」との認識に変わりはありませんので、基本合意書で合意された合併の目的及び精神に従って、引き続き両社間の経営統合を目指す意向でおります。従って、ペンタックスの議決権の50%超の取得を目指し、当社が、ペンタックスの全株式を対象として、買付価格を1株770円とする公開買付けを行う旨の提案は、引き続き維持することとし、ペンタックス側の理解を得るべく、2007年5月末日まで引き続きペンタックスとの協議を継続することとし、2007年6月以降にペンタックスの最終的賛同を条件とした公開買付けを開始すべく準備を進めることといたしました。

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